Filed Pursuant to Rule 424(b)(4)
Registration No. 333-133996
10,400,000 shares
Common stock

The selling stockholders named in this prospectus are selling all of the shares of common stock in the offering. We will not receive any proceeds from the sale of shares by the selling stockholders. Certain of the selling stockholders have granted the underwriters a 30-day option to purchase up to an additional 1,560,000 shares.
Our common stock is traded on the New York Stock Exchange under the symbol “GCA.” The last reported sale price on May 25, 2006, was $15.95 per share.
See “Risk factors” beginning on page 7 to read about factors you should consider before buying shares of our common stock.
Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

		Underwriting	Proceeds to
		discounts and	the selling
	Price to public	commissions	stockholders

Per Share	$15.75	$0.75	$15.00
Total	$163,800,000.00	$7,800,000.00	$156,000,000.00

To the extent that the underwriters sell more than 10,400,000 shares of common stock, the underwriters have the option to purchase up to an additional 1,560,000 shares of common stock from certain of the selling stockholders at the public offering price less the underwriting discount. See “Underwriting.”
The underwriters expect to deliver the shares against payment in New York, New York on June 1, 2006.
JPMorgan

Bear, Stearns & Co. Inc.	Cowen and Company	Deutsche Bank Securities

Banc of America Securities LLC	Citigroup	Wachovia Securities

Prospectus dated May 25, 2006.

Prospectus summary
The following is a summary of some of the information contained in this prospectus. To understand this offering fully, you should read carefully the entire prospectus, including the risk factors and the financial statements. Global Cash Access Holdings, Inc. is a holding company, the principal asset of which is the capital stock of Global Cash Access, Inc. Global Cash Access, Inc. directly or indirectly owns all of the assets and either all or a majority of the equity interests of the subsidiaries which operate our business. Unless otherwise indicated, the terms “Global Cash Access,” “we,” “us,” “our,” “our company” “the Company” and “our business” refer to Global Cash Access Holdings, Inc. together with its consolidated subsidiaries.
Business
We are a provider of cash access products and related services to the gaming industry in the United States, the United Kingdom, Canada, the Caribbean, Switzerland and Belgium. Our products and services provide gaming establishment patrons access to cash through a variety of methods, including automated teller machine, or ATM, cash withdrawals, credit card cash advances, point-of-sale, or POS, debit card transactions, check verification and warranty and money transfers. In addition, we provide products and services that improve credit decision-making, automate cashier operations and enhance patron marketing activities for gaming establishments.
We provide cash access products and related services at approximately 1,060 gaming establishments worldwide. In general, our contracts with gaming establishments are exclusive, range in duration from three to five years and are global in that they govern all of an operator’s gaming establishments wherever they are located around the world.
Our cash access products and services enable three different types of electronic payment transactions: ATM cash withdrawals, credit card cash advances and POS debit card transactions. Patrons can complete these transactions at Casino Cash Plus 3-in-1 ATM machines, Automated Cashier Machines, or ACMs, or QuickJack Plus devices enabled with our proprietary software, or 3-in-1 Enabled QuickJack Plus devices. We own nearly all of these devices. In addition, patrons can obtain credit card cash advances and POS debit card transactions at QuikCash kiosks, all of which we own. We also provide check verification and warranty services to gaming establishments that cash patron checks. Our Central Credit service, the leading gaming patron credit bureau, provides detailed patron credit histories to gaming establishments to improve their credit decisions. We also maintain a separate patron transaction database that can enhance a gaming establishment’s patron marketing activities. In addition, we have developed, together with our strategic partners, products to facilitate an efficient means of accessing funds in a cashless gaming environment.
In 2005, we processed over 72.7 million transactions which resulted in approximately $15.7 billion in cash being disbursed to gaming patrons. For the year ended December 31, 2005, we generated revenues and operating income of $454.1 million and $82.3 million, respectively. For the three months ended March 31, 2006, we generated revenues and operating income of $129.8 million and $20.6 million, respectively.

Our history
We began our operations in July 1998 as a joint venture limited liability company among M&C International and entities affiliated with Bank of America and First Data Corporation. In September 2000, Bank of America sold its entire ownership interest to M&C International and First Data Corporation. In March 2004, Global Cash Access, Inc. issued $235 million in aggregate principal amount of 8 3/4 % senior subordinated notes due 2012 and borrowed $260 million under senior secured credit facilities. Global Cash Access Holdings, Inc. was formed to hold all of the outstanding capital stock of Global Cash Access, Inc. and to guarantee the obligations under the senior secured credit facilities. A substantial portion of the proceeds of these senior subordinated notes and senior secured credit facilities were used to redeem all of First Data Corporation’s interest and a portion of M&C International’s ownership interest. Simultaneously, Bank of America Corporation acquired a 4.99% ownership interest. In May 2004, M&C International sold a portion of its ownership interest to a number of private equity investors, including entities affiliated with Summit Partners, and we converted from a limited liability company to a corporation. In September 2005, we completed our initial public offering.

Our principal executive offices are located at 3525 East Post Road, Suite 120, Las Vegas, Nevada 89120. Our telephone number is (800) 833-7110. Our web site address is www.globalcashaccess.com. The information on our web site is not deemed to be part of this prospectus.
This prospectus contains trademarks and service marks owned by us and our subsidiaries, such as Global Cash Access®, QuikCash®, ACM®, QuikCredit® and QuikMarketing®, and also contains trademarks and service marks owned by third parties.

The offering

Common stock offered by the selling stockholders	10,400,000 shares(1)
Common stock outstanding after this offering	82,184,965 shares
Use of proceeds	We will not receive any proceeds from the sale of our common stock by the selling stockholders in the offering.
New York Stock Exchange symbol	GCA
Risk Factors	See “Risk factors” beginning on page 7 of this prospectus for a discussion of factors that you should carefully consider before deciding to invest in shares of our common stock.
Dividend policy	We do not anticipate paying any dividends on our common stock in the foreseeable future.
Except as otherwise indicated, whenever we present the number of shares of common stock outstanding, we have:

•	based this information on the shares outstanding as of March 31, 2006, excluding:

•	4,119,995 shares of common stock issuable upon exercise of outstanding options; and

•	1,536,830 shares of common stock available for future issuance pursuant to our stock incentive plan;

•	assumed no grant or exercise of options after March 31, 2006; and

•	assumed no exercise of the underwriters’ option to purchase additional shares.

(1) Does not include 1,560,000 shares of common stock that may be sold by certain of the selling stockholders upon exercise of the underwriters’ option to purchase additional shares.

Summary consolidated financial data
The following summary consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes appearing elsewhere in this prospectus. The summary consolidated financial data for the fiscal years ended December 31, 2001, 2002, 2003, 2004 and 2005 have been derived from our audited consolidated financial statements. The summary consolidated financial data for the three months ended March 31, 2006 and 2005 have been derived from our unaudited condensed consolidated financial data included elsewhere in this prospectus and in the opinion of our management, contain all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of our financial position and results of operations for such periods. Other than insubstantial assets that are immaterial in amount and nature, the sole asset of Global Cash Access Holdings, Inc. is the capital stock of Global Cash Access, Inc. The formation of Global Cash Access Holdings, Inc. and the subsequent transfer of ownership of Global Cash Access, Inc. to Global Cash Access Holdings, Inc. were treated as a reorganization of entities under common control. Accordingly, the income and expense of Global Cash Access, Inc. for all periods are included in the accompanying financial statements. Our summary historical consolidated financial data may not be indicative of our future financial condition or results of operations. See our consolidated financial statements included elsewhere in this prospectus. The pro forma income tax amounts below are unaudited and have been calculated to reflect the taxes that would have been reported had we been subject to federal and state income taxes as a taxable corporate entity during the periods presented.

						For three months
	For the years ended December 31,					ended March 31,

(in thousands except per share)	2001(1)	2002	2003	2004	2005	2005	2006

Income statement data:
Revenues
Cash advance	$174,787	$182,754	$186,547	$209,962	$235,055	$56,778	$67,055
ATM	110,074	119,424	132,341	158,433	182,291	43,773	53,160
Check services	26,614	29,412	26,326	23,768	26,376	6,309	7,244
Central credit and other	10,152	10,303	10,500	10,840	10,358	2,806	2,376

Total revenues	321,627	341,893	355,714	403,003	454,080	109,666	129,835
Cost of revenues (exclusive of depreciation and amortization)	(203,274)	(216,658)	(232,463)	(270,112)	(309,002)	(72,465)	(91,351)
Operating expenses	(54,270)	(57,649)	(45,430)	(45,322)	(50,685)	(12,013)	(15,290)
Depreciation and amortization	(16,838)	(11,820)	(14,061)	(13,548)	(12,109)	(3,316)	(2,567)

Operating income	47,245	55,766	63,760	74,021	82,284	21,872	20,627
Interest expense, net(2)	(5,082)	(4,933)	(5,450)	(32,025)	(51,879)	(10,481)	(9,693)

Income before income tax (provision) benefit and minority ownership loss	42,163	50,833	58,310	41,996	30,405	11,391	10,934
Income tax (provision) benefit	(442)	(1,451)	(321)	212,346	(8,032)	(4,083)	(4,007)

Income before minority ownership loss	41,721	49,382	57,989	254,342	22,373	7,308	6,927
Minority ownership loss, net of tax(3)	420	1,040	400	213	218	32	36

Net income	$42,141	$50,422	$58,389	$254,555	$22,591	$7,340	$6,963

Earnings per share:
Basic	$1.30	$1.57	$1.81	$7.91	$0.49	$0.23	$0.09

Diluted	$0.58	$0.71	$0.82	$3.56	$0.30	$0.10	$0.09

						For three months
	For the years ended December 31,					ended March 31,

(in thousands except per share)	2001(1)	2002	2003	2004	2005	2005	2006

Weighted average number of common shares outstanding:
Basic	32,175	32,175	32,175	32,175	45,643	32,175	81,556
Diluted	71,500	71,500	71,500	71,566	74,486	71,699	81,556

	For the years ended December 31,

(in thousands except per share)	2001(1)	2002	2003	2004

Pro forma computation related to conversion to corporation for tax purposes:
Income before provision for income taxes and minority ownership loss — historical	$42,163	$50,833	$58,310	$41,996
Income tax provision — historical, exclusive of one-time tax benefit(4)	(442)	(1,451)	(321)	(10,519)
Pro forma income tax provision — unaudited(5)	(16,154)	(16,940)	(20,741)	(4,600)
Minority ownership loss — historical	420	1,040	400	213

Pro forma net income	$25,987	$33,482	$37,648	$27,090

Pro forma earnings per share:
Basic	$0.81	$1.04	$1.17	$0.84

Diluted	$0.36	$0.47	$0.53	$0.38

Weighted average number of common shares outstanding:
Basic	32,175	32,175	32,175	32,175
Diluted	71,500	71,500	71,500	71,566

As of December 31,						As of March 31,

(in thousands)	2001	2002	2003	2004	2005	2006

Balance Sheet Data: (at end of period)
Cash and cash equivalents	$37,500	$57,584	$23,423	$49,577	$35,123	$47,247
Total assets	276,207	287,039	243,627	496,625	510,418	483,279
Total borrowings	—	—	—	478,250	321,412	319,101
Stockholders’ (deficiency) equity and members’ capital	205,202	202,271	199,247	(56,779)	94,484	103,612

	For the years ended
	December 31,			Three months ended

				March 31,	March 31,
	2003	2004	2005	2005	2006

Other data:
Aggregate dollar amount processed (in billions):
Cash advance	$3.8	$4.2	$4.7	$1.1	$1.4
ATM	$6.9	$8.4	$9.9	2.4	2.9
Check warranty	$1.0	$0.9	$1.1	$0.3	$0.3
Number of transactions completed (in millions):
Cash advance	8.1	8.8	9.1	2.3	2.5
ATM	45.7	53.2	58.9	14.3	16.7
Check warranty	4.9	4.3	4.7	1.1	1.3

(1) Revenues and operating expenses during fiscal 2001 reflect our acquisitions of the gaming ATM portfolios of Bank of America, N.A. and InnoVentry Corporation.
(2) Interest expense, net, includes interest income and loss on early extinguishment of debt.
(3) Minority ownership loss represents the portion of the loss from operations of QuikPlay, LLC that is attributable to the 40% ownership interest in QuikPlay, LLC that is not owned by us.
(4) In connection with our conversion to a taxable corporate entity for United States income tax purposes, we recognized a net deferred tax asset created by a step up in the tax basis of our net assets due to the Recapitalization and the Private Equity Restructuring. See “Management’s discussion and analysis of financial condition and results of operations — Overview.” For purposes of determining the pro forma net income, the recognition of this one-time step up in basis has been excluded from our pro forma tax computation.
(5) The pro forma unaudited income tax adjustments represent the tax effects that would have been reported had the Company been subject to United States federal and state income taxes as a corporation. Pro forma expenses are based upon the statutory income tax rates and adjustments to income for estimated permanent differences occurring during the period. Actual rates and expenses could have differed had the Company been subject to United States federal and state income taxes for all periods presented. Therefore, the unaudited pro forma amounts are for informational purposes only and are intended to be indicative of the results of operations had the Company been subject to United States federal and state income taxes for all periods presented. Pro forma amounts are not shown for the year ended December 31, 2005 or the three months ended March 31, 2006 and 2005 because income taxes were recorded by the Company during those periods.
The following table presents the computation of the pro forma income tax expense for all applicable periods (in thousands):

For the years ended December 31,	2001	2002	2003	2004

Income before income taxes, as reported	$42,163	$50,833	$58,310	$41,996
Effective pro forma income tax rate	39.36%	36.18%	36.12%	36.00%

Pro forma income tax expense	$16,596	$18,391	$21,062	$15,119

Risk factors
You should carefully consider the following risks and other information in this prospectus before deciding to invest in shares of our common stock. The following risks and uncertainties could materially adversely affect our business, financial condition or operating results. In this event, the trading price of our common stock could decline and you could lose part or all of your investment.
Risks related to our business
If we are unable to maintain our current customers on terms that are favorable to us, our business, financial condition and operating results may suffer a material adverse effect.
We enter into contracts with our gaming establishment customers to provide our cash access products and related services. Most of our contracts have a term ranging from three to five years in duration and provide that we are the only provider of cash access products to these establishments during the term of the contract. However, some of our contracts are terminable upon 30 days advance notice and some of our contracts either become nonexclusive or terminable by our gaming establishment customers in the event that we fail to satisfy specific covenants set forth in the contracts, such as covenants related to our ongoing product development. We are typically required to renegotiate the terms of our customer contracts upon their expiration, and in some circumstances we may be forced to modify the terms of our contracts before they expire. When we have successfully renewed these contracts, these negotiations have in the past resulted in, and in the future may result in, financial and other terms that are less favorable to us than the terms of the expired contracts. In particular, we are often required to pay a higher commission rate to a gaming establishment than we previously paid in order to renew the relationship. Assuming constant transaction volume, increases in commissions or other incentives paid to gaming establishments would reduce our operating results. We may not succeed in renewing these contracts when they expire, which would result in a complete loss of revenue from that customer, either for an extended period of time or forever. Our contracts are often global, in that they cover all of the gaming establishments of a particular operator wherever they are located around the world. So, the loss of a single contract often results in the loss of multiple gaming establishments. If we are required to pay higher commission rates or agree to other less favorable terms to retain our customers or we are not able to renew our relationships with our customers upon the expiration of our contracts, our business, financial condition and operating results would be harmed.
Because of significant concentration among our top customers, the loss of a top customer could have a material adverse effect on our revenues and profitability.
In 2005, our five largest customers, Harrah’s Entertainment, Inc., Boyd Gaming Corporation, Mandalay Resort Group, Station Casinos, Inc. and Mohegan Tribal Gaming, accounted for approximately 40.4% of our revenues. In June 2005, Harrah’s Entertainment, Inc. acquired Caesars Entertainment, Inc. The combined entity would have accounted for 17.9% of our revenues for the year ended December 31, 2005 and 17.7% in the three months ended March 31, 2006. The loss of, or a substantial decrease in revenues from, any one of our top customers could have a material adverse effect on our business and operating results.
Consolidation among operators of gaming establishments may also result in the loss of a top customer to the extent that customers of ours are acquired by our competitors’ customers.

Competition in the market for cash access services is intense which could result in higher commissions or loss of customers to our competitors.
The market for cash access products and related services is intensely competitive, and we expect competition to increase and intensify in the future. We compete with other providers of cash access products and services such as Game Financial Corporation, a subsidiary of Fidelity National Information Services Inc. operating as GameCash; Global Payment Systems operating as Cash & Win; and Cash Systems, Inc. We compete with financial institutions such as U.S. Bancorp and other regional and local banks that operate ATM machines on the premises of gaming establishments. We face potential competition from gaming establishments that may choose to operate cash access systems on their own behalf rather than outsource to us. We may in the future also face competition from traditional transaction processors, such as First Data Corporation, that may choose to enter the gaming patron cash services market. In connection with our redemption of First Data Corporation’s interest in us, First Data Corporation agreed not to compete with us prior to March 10, 2007. This agreement not to compete, however, is limited to the United States and Canada and is subject to a number of exceptions. Given its familiarity with our specific industry and business and operations as a result of being our majority owner from inception until March 10, 2004, First Data Corporation could be a significant competitive threat upon the expiration of this covenant not to compete. In addition, we may in the future face potential competition from new entrants into the market for cash access products and related services. Some of our competitors and potential competitors have significant advantages over us, including greater name recognition, longer operating histories, pre-existing relationships with current or potential customers, significantly greater financial, marketing and other resources and more ready access to capital which allow them to respond more quickly to new or changing opportunities. In addition, some providers of cash access products and services to gaming establishments have established cooperative relationships with financial institutions in order to expand their service offerings.
Other providers of cash access products and services to gaming establishments have in the past increased, and may in the future continue to increase, the commissions or other incentives they pay to gaming establishments in order to win those gaming establishments as customers and to gain market share. To the extent that competitive pressures force us to increase commissions or other incentives to establish or maintain relationships with gaming establishments, our business and operating results could be adversely affected.
Under our agreements with NRT Technology Corporation, or NRT, and Western Money Systems, they are generally prohibited from providing their cash handling services on any device that provides cash access services of other providers. Upon the expiration or termination of our agreements with NRT and Western Money Systems, we may face competition from other providers of cash access services to the extent that NRT or Western Money Systems establishes cooperative relationships with other cash access service providers.
If we are unable to protect our intellectual property adequately, we may lose a valuable competitive advantage or be forced to incur costly litigation to protect our rights.
Our success depends on developing and protecting our intellectual property. We have entered into license agreements with other parties for intellectual property that is critical to our business. We rely on the terms of these license agreements, as well as copyright, patent, trademark and trade secret laws to protect our intellectual property. We also rely on other confidentiality and contractual agreements and arrangements with our employees, affiliates, business partners and customers to establish and protect our intellectual property and similar proprietary rights. We hold two issued patents and have six patent applications pending. These patent applications may not become issued patents. If they do not become issued patents, our competitors would not be prevented from using these inventions.
We have also entered into license agreements with other parties for the exclusive use of their technology and intellectual property rights in the gaming industry, such as our license to use portions of the software infrastructure upon which our systems operate from Infonox on the Web. We rely on these other parties to maintain and protect this technology and the related intellectual property rights. If our licensors fail to protect their intellectual property rights in material that we license and we are unable to protect such intellectual property rights, the value of our licenses may diminish significantly and our business could be significantly harmed. It is possible that third parties may copy or otherwise obtain and use our information and proprietary technology without our authorization or otherwise infringe on our intellectual property rights or intellectual property rights that we exclusively license. In addition, we may not be able to deter current and former employees, consultants, and other parties from breaching confidentiality agreements with us and misappropriating proprietary information from us or other parties. If we are unable to adequately protect our intellectual property or our exclusively licensed rights, or if we are unable to continue to obtain or maintain licenses for proprietary technology from other parties, including in particular Infonox on the Web, it could have a material adverse effect on the value of our intellectual property, our reputation, our business and our operating results.
We may have to rely on litigation to enforce our intellectual property rights and contractual rights. For example, we are pursuing a patent infringement action against U.S. Bancorp, Fidelity National Information Services Inc. and Game Financial Corporation to discontinue what we believe to be their infringement of the rights arising under our patent to the “3-in-1 rollover” functionality. By pursuing this litigation, we are exposed to the risk that the defendants will attempt to invalidate the patent or otherwise limit its scope. If litigation that we initiate is unsuccessful, including the litigation described above, we may not be able to protect the value of our intellectual property and our business could be adversely affected. In addition, in the litigation we do initiate, the defendants may assert various counterclaims that may subject us to liability. In the litigation referred to above, the defendants have asserted various antitrust and unfair competition claims. In addition to losing the ability to protect our intellectual property, we may also be liable for damages. We may also face difficulty enforcing our rights in the QuikCash trademark because of the timing and sequence of some of the assignment and renewal actions relating to the trademark.
In addition, we may face claims of infringement that could interfere with our ability to use technology or other intellectual property rights that are material to our business operations. In the event a claim of infringement against us is successful, we may be required to pay royalties to use technology or other intellectual property rights that we had been using or we may be required to enter into a license agreement and pay license fees, or we may be required to stop using the technology or other intellectual property rights that we had been using. We may be unable to obtain necessary licenses from third parties at a reasonable cost or within a reasonable time. Any litigation of this type, whether successful or unsuccessful, could result in substantial costs to us and diversions of our resources.

We are subject to extensive rules and regulations of card associations, including MasterCard International, Visa International and Visa U.S.A., that are always subject to change, which may harm our business.
In 2005, a substantial portion of our revenues were derived from transactions subject to the extensive rules and regulations of the leading card associations, Visa International and Visa U.S.A., or VISA, and MasterCard International, or MasterCard. From time to time, we receive correspondence from these card associations regarding our compliance with their rules and regulations. In the ordinary course of our business, we engage in discussions with the card associations, and the bank that sponsors us into the card associations, regarding our compliance with their rules and regulations. The rules and regulations do not expressly address some of the contexts and settings in which we process cash access transactions, or do so in a manner subject to varying interpretations. For example, neither of the major card associations has determined that our ability to process credit card cash advance transactions using biometric technology at an unmanned machine and without cashier involvement through our ACM complies with its regulations. One association has allowed us to conduct these transactions as long as we assume chargeback liability for any transaction in which we do not obtain a contemporaneous cardholder signature. To date, we have not seen increased chargebacks on these transactions. However, an increase in the level of chargebacks could have a material adverse effect on our business or results of operations. The other association has allowed us to conduct a limited pilot test. As a result, we are currently not able to use this feature of our ACMs to process credit card cash advances or POS debit card transactions involving that card association at all of our locations. Therefore, patrons still must complete these transactions at the cashier, which is inconvenient to patrons and prevents gaming establishments from realizing potential cashier labor cost savings. As another example, in 2003, one of the major card associations informed our sponsoring bank that authorization requests originating from our systems needed to be encoded to identify our transactions as gambling transactions, even though our services do not directly involve any gambling activity. This resulted in a large number of card issuing banks declining all transactions initiated through our services. We resolved this issue by encoding the authorization requests with an alternative non-gambling indicator that the card association agreed was applicable. As another example, we must continue to comply with the Payment Card Industry (PCI) Data Security Standard. These examples only illustrate some of the ways in which the card association rules and regulations have affected us in the past or may affect us in the future; there are many other ways in which these rules and regulations may adversely affect us beyond the examples provided in this prospectus.
The card associations’ rules and regulations are always subject to change, and the associations modify their rules and regulations from time to time. Our inability to anticipate changes in rules, regulations or the interpretation or application thereof may result in substantial disruption to our business. In the event that the card associations or our sponsoring bank determine that the manner in which we process certain types of card transactions is not in compliance with existing rules and regulations, or if the card associations adopt new rules or regulations that prohibit or restrict the manner in which we process certain types of card transactions, we may be forced to pay a fine, modify the manner in which we operate our business or stop processing certain types of cash access transactions altogether, any of which could have a material negative impact on our business and operating results.
In both our credit card and POS debit card cash advance businesses, patrons are generally issued a negotiable instrument which is surrendered to the casino in exchange for cash. These are classified by the card associations as “quasi-cash” transactions, and these transactions are identified to the associations as such by the use of a specific Merchant Category Code, or MCC, which the associations and the issuing banks use as one of the factors they consider in determining whether to authorize such transactions. We have introduced EDITH, a new product that dispenses a bar-coded slot ticket based on a POS debit authorization. It has not yet been determined whether the associations will deem the slot ticket a negotiable instrument or not. If they do not, we may be required to route such transactions using a different MCC code, and the use of a different MCC code may result in lower approval rates than we experience with quasi-cash transactions. If approval rates for EDITH transactions are lower than approval rates for quasi-cash transactions, casino patrons may be dissuaded from using EDITH, resulting in the failure of our EDITH product to gain commercial acceptance.
We also process transactions involving the use of the Discover Card and the American Express card. The rules and regulations of the proprietary credit card networks that service these cards present risks to us that are similar to those posed by the rules and regulations of VISA and MasterCard.
We have entered the consumer credit business through the provision of a private label credit card through our wholly-owned subsidiary, Arriva Card, Inc. Initially, our credit card will not be part of the VISA or MasterCard card associations. If, in the future, our card becomes part of the VISA or MasterCard card associations, we will become subject to additional rules and regulations of these card associations.
Changes in interchange rates and other fees may affect our cost of revenues (exclusive of depreciation and amortization) and net income.
We pay credit card associations fees for services they provide in settling transactions routed through their networks, called interchange fees. In addition, we pay fees to participate in various ATM or POS debit card networks as well as processing fees to process our transactions. The amounts of these interchange fees are fixed by the card associations and networks in their sole discretion, and are subject to increase at any time. VISA and MasterCard both increased applicable interchange fees in April 2005. Also, in 2004, VISA’s Interlink network, through which we process a substantial portion of our POS debit card transactions, materially increased the interchange rates for those transactions. Since that date, the proportion of our POS debit card transactions that are routed on the Interlink network has increased, resulting in a decrease in profitability of our POS debit card business. Many of our contracts enable us to pass through increases in interchange or processing fees to our customers, but competitive pressures might prevent us from passing all or some of these fees through to our customers in the future. To the extent that we are unable to pass through to our customers all or any portion of any increase in interchange or processing fees, our cost of revenues (exclusive of depreciation and amortization) would increase and our net income would decrease, assuming no change in transaction volumes. Any such decrease in net income could have a material adverse effect on our financial condition and operating results.
We receive fees from the issuers of ATM cards that are used in our ATM machines, called reverse interchange fees. The amounts of these reverse interchange fees are fixed by electronic funds transfer networks, and are subject to decrease in their discretion at any time. Unlike credit card association interchange fees, our contracts do not enable us to pass through to our customers the amount of any decrease in reverse interchange fees. To the extent that reverse interchange fees are reduced, our net income would decrease, assuming no change in transaction volumes, which may result in a material adverse effect on our operating results.

Our substantial indebtedness could materially adversely affect our operations and financial results and prevent us from obtaining additional financing, if necessary.
We have a significant amount of indebtedness. As of March 31, 2006, we had total indebtedness of $319.1 million in principal amount (of which $152.8 million consisted of senior subordinated notes and $166.3 million consisted of senior secured debt). Our substantial indebtedness could have important consequences. For example, it:

•	makes it more difficult for us to satisfy our obligations with respect to either our senior secured debt or our senior subordinated notes, which, if we fail to do, could result in the acceleration of all of our debt;

•	increases our vulnerability to general adverse economic and industry conditions;

•	requires us to dedicate a substantial portion (in the case of our senior secured debt, up to 75% of our excess cash flow, depending upon our total leverage ratio) of our cash flow from operations to payments on our indebtedness, which would reduce the availability of our cash flow to fund working capital, capital expenditures, expansion efforts and other general corporate purposes;

•	limits our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	restricts our ability to pay dividends or repurchase our common stock;

•	places us at a competitive disadvantage compared to our competitors that have less debt;

•	prohibits us from acquiring businesses or technologies that would benefit our business;

•	restricts our ability to engage in transactions with affiliates or create liens or guarantees; and

•	limits, along with the financial and other restrictive covenants in our other indebtedness, among other things, our ability to borrow additional funds.
In addition, our senior secured credit facilities and the indenture for our senior subordinated notes contain financial and other restrictive covenants that limit our ability to engage in activities that we may believe to be in our long-term best interests. These restrictions include, among other things, limits on our ability to make investments, pay dividends, incur debt, sell assets, or merge with or acquire another entity. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debt. Certain matters may arise that require us to get waivers or modifications of these covenants. For example, we expect that our capital expenditures in 2006 will exceed the amounts allowed under the credit facilities due to capital expenditures we expect to incur in connection with commencing operations under one of our contracts. As another example, as described more fully below, we may seek to obtain our own money transmitter licenses. These licenses may require us to provide letters of credit or surety bonds in excess of the amounts currently allowed under the credit facilities. We may address these risks by seeking modifications or waivers of our existing agreements, by refinancing those agreements, or both. If we are unable to get these matters waived, modified or refinanced, an event of default could occur which, if not cured or waived, could result in the acceleration of all of our debt.
Our senior secured debt currently bears interest at a rate that is based on the London Interbank Offering Rate, or LIBOR, and is adjusted periodically to reflect changes in LIBOR. We are therefore exposed the risk of increased interest expense in the event of any increase in LIBOR. The substantial amount of our senior secured debt magnifies this risk.
To service our indebtedness we will require a significant amount of cash, and our ability to generate cash flow depends on many factors beyond our control.
Our ability to generate cash flow from operations depends on general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Due to these factors, it is possible that our business will not generate sufficient cash flow from operations to enable us to pay our indebtedness as it matures and to fund our other liquidity needs. This would cause us to have to borrow money to meet these needs and future borrowing may not be available to us at all or in an amount sufficient to satisfy these needs. In such events, we will need to refinance all or a portion of our indebtedness on or before maturity. We may not be able to refinance any of our indebtedness on commercially reasonable terms or at all. We could have to adopt one or more alternatives, such as reducing or delaying planned expenses and capital expenditures, selling assets, restructuring debt or obtaining additional equity or debt financing or joint venture partners. We may not be able to effect any of these financing strategies on satisfactory terms, if at all. Our failure to generate sufficient cash flow to satisfy our debt obligations or to refinance our obligations on commercially reasonable terms would have a material adverse effect on our business and our ability to satisfy our obligations with respect to our indebtedness.
The terms of our senior secured debt require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, which will reduce the availability of our cash flow to fund working capital, capital expenditures, expansion efforts and other general corporate purposes.
Because of our dependence on a few providers, or in some cases one provider, for some of the financial services we offer to patrons, the loss of a provider could have a material adverse effect on our business or our financial performance.
We depend on a few providers, or in some cases one provider, for some of the financial services that we offer to patrons.
Money order instruments. We currently rely on Integrated Payment Systems, Inc. and Integrated Payment Systems Canada Inc. to issue the negotiable instruments that are used to complete credit card cash advance and POS debit card transactions. Most states require a money transmitter license in order to issue the negotiable instruments that are used to complete credit card cash advance and POS debit card transactions. We do not hold any money transmitter licenses, but currently issue negotiable instruments as an agent of Integrated Payment Systems, Inc. and Integrated Payment Systems Canada Inc., each of whom holds money transmitter licenses. Our current contract with Integrated Payment Systems, Inc. and Integrated Payment Systems Canada Inc. expires on December 31, 2006. We are considering obtaining our own money transmitter licenses. Many of the regulatory authorities that issue money transmitter licenses would require the posting of letters of credit or surety bonds to guaranty our obligations with respect to the negotiable instruments we would issue to gaming establishments to consummate credit card cash advance and POS debit card transactions. To post these letters of credit or surety bonds, we may need to obtain certain amendments or waivers of the terms of our senior secured credit facilities and we may need to partially secure our obligations under our senior subordinated notes. We may not be able to obtain our own money transmitter licenses. If we are unable to obtain such licenses prior to the expiration of our contracts with Integrated Payment Systems, Inc. and Integrated Payment Systems Canada Inc., we may be unable to complete credit card cash advance and POS debit card transactions, which would have a material adverse effect on our business and financial performance.
Check warranty services. We rely on TRS Recovery Services, Inc. (formerly known as TeleCheck Recovery Services, Inc.), or TeleCheck, to provide many of the check warranty services that our gaming establishment customers use when cashing patron checks. Unless extended pursuant to its terms, our contract with TeleCheck expires on March 31, 2007 and we are currently negotiating the terms of a new contract with TeleCheck. Unless we and TeleCheck mutually agree to a new contract, we will need to make alternative arrangements for check warranty services. We may not be able to make such alternative arrangements on terms that are as favorable to us as the terms of our contract with TeleCheck, or on any terms at all. In addition, our Central Credit check warranty service, as currently deployed, uses risk analytics provided by third-party providers.
Authorizations and Settlement. We rely on USA Payments and USA Payment Systems, each of which is affiliated with M&C International, to obtain authorizations for credit card cash advances, POS debit card transactions, ATM cash withdrawal transactions and to settle some of these transactions.
Card association sponsorship. We rely on Bank of America Merchant Services, which is affiliated with Bank of America Corporation, for sponsorship into the Visa U.S.A. and MasterCard card associations for domestic transactions at no cost to us. We also rely on a foreign bank in each foreign jurisdiction in which we operate to process transactions conducted in these jurisdictions through the Visa International and MasterCard card associations.
ATM cash supply. We rely on Bank of America, N.A., which is affiliated with Bank of America Strategic Investments Corporation, to supply cash for substantially all of our ATMs.
Software development and system support. We generally rely on Infonox on the Web, which is controlled by family members of our director Karim Maskatiya, for software development and system support. In addition, we rely on NRT for software development and system support related to 3-in-1 Enabled QuickJack Plus devices.
Product Development. We rely on our joint venture partner and strategic partners for some of our product development. For example, we are developing cashless gaming products through QuikPlay, LLC, or QuikPlay, our joint venture with International Game Technology, or IGT. With our strategic partners NRT and Western Money Systems, we have jointly developed and are marketing self-service slot ticket and player point redemption kiosks that incorporate our cash access services. These activities have risks resulting from unproven combinations of disparate products and services, reduced flexibility in making design changes in response to market changes, reduced control over product completion schedules and the risk of disputes with our joint venture partners and strategic partners. In addition, if our cashless gaming products are unsuccessful, we could lose our entire investment in QuikPlay.
Money transfers. We rely on Western Union Financial Services, Inc. to facilitate money transfers.
Our contracts with these providers are for varying terms and provide early termination rights in the event of our breach of or the occurrence of an event of default under these contracts. Replacing any of these or other products and services we obtain from third parties could be materially disruptive to our operations. We may not be able to enter into contracts or arrangements with alternate providers on terms and conditions as beneficial to us as the contracts or arrangements with our current providers, or at all. A change in our business relationships with any of these third-party providers or the loss of their services or failed execution on their part could adversely affect our business, financial condition and results of operations.
See “Certain relationships and related party transactions” for more information regarding our relationships with USA Payments, USA Payment Systems and Infonox on the Web.
Certain providers upon whom we are dependent are under common control with M&C International, the loss of which could have a material adverse effect on our business.
We depend on services provided by USA Payments and USA Payment Systems, each of which is affiliated with M&C International, to provide many of the financial services that we offer to patrons. The interests of M&C International or its principals may not coincide with the interests of the holders of our common stock and such principals may take action that benefits themselves or these entities to our detriment. For example, M&C International’s principals could cause any of these entities to take actions that impair the ability of these entities to provide us with the license or services they provide today or that reduce the importance of us to them in the future. M&C International’s principals could dispose of their interests in these entities at any time and the successor owner or owners of such interests may not cause such entities to treat us with the same importance as they treat us today. The loss of the license or any loss of the services of these entities could adversely impact our business. During 2005, we incurred costs and expenses from USA Payments and USA Payment Systems of an aggregate of $4.0 million. We also depend on services provided by Infonox on the Web, which is controlled by family members of our director Karim Maskatiya. These familial relationships may provide Mr. Maskatiya with influence over Infonox on the Web, presenting the same risks with respect to Infonox on the Web as those described above with respect to USA Payments and USA Payment Systems.
See “Certain relationships and related party transactions” for more information regarding our relationships with USA Payments, USA Payment Systems and Infonox on the Web.
Our business depends on our ability to introduce new, commercially viable products and services in a timely manner.
Our ability to maintain and grow our business will depend upon our ability to introduce successful new products and services in a timely manner. Our product development efforts are based upon a number of complex assumptions, including assumptions relating to gaming patron habits, changes in the popularity and prevalence of certain types of payment methods, anticipated transaction volumes, the costs and time required to bring new products and services to market, and the willingness and ability of both patrons and gaming establishment personnel to use new products and services and bear the economic costs of doing so. Our new products and services may not achieve market acceptance if any of our assumptions are wrong, or for other reasons.
Our ability to introduce new products and services may also require regulatory approvals, which may significantly increase the costs associated with developing a new product or service and the time required to introduce a new product or service into the marketplace. In order to obtain these regulatory approvals we may need to modify our products and services which would increase our costs of development and may make our products or services less likely to achieve market acceptance.

For example, the commercial success of our ticket-out debit device, or TODD, cashless gaming product, and our electronic debit interactive terminal housing, or EDITH, depends upon the continued viability of the cashless gaming market segment. A curtailment in the prevalence of cashless gaming opportunities as a result of legislative action, responsible gaming pressures or other factors beyond our control would threaten the commercial success of our cashless gaming products and services. TODD required extensive laboratory testing and certification and to date has only been approved for use in one casino, and EDITH has not yet been approved for use in any location.
Our ability to grow our business through the introduction of new products and services depends in part on our joint development activities with third parties over whom we have little or no control. We have engaged in joint development projects with third parties in the past and we expect to continue doing so in the future. Joint development can magnify several risks for us, including the loss of control over development of aspects of the jointly developed products and disputes with our joint venture partners.
We may not be successful in our entry into the consumer credit business through the issuance of the private label credit card.
Through our wholly-owned subsidiary, Arriva Card, Inc., and together with a licensed banking institution, we will enter the consumer credit business through the issuance of a private label credit card. We have entered into an agreement with a licensed banking institution whereby it issues the card, extends the credit to the cardholder, and maintains a revolving open end credit account for the cardholder. Arriva Card, Inc. is obligated to purchase the receivables from the licensed banking institution as they arise. This means that we will bear the credit risk of the cardholders’ non-payment. We believe that there are a number of commercial opportunities available to us through the issuance of such a card, and we believe that the private label credit card business could be a source of significant revenue and earnings. We expect the licensed banking institution to begin issuing these cards during the quarter ending June 30, 2006.
The provision of a private label credit card is a different business from the processing of credit card transactions. In our current credit card cash advance business, we assume no consumer credit risk other than chargeback risk, which we are exposed to in only an indirect way. Under the terms of our agreement with the licensed banking institution, we will effectively bear the credit risk of providing credit to the consumer. We will bear the risk of making payment, net of interchange fees, to merchants for all transactions using the card within a very short time of the transaction, and we will generally be able to recover those funds from the consumer no sooner than at the end of the current monthly statement cycle. We may not be able to collect those funds from consumers. To the extent that we are unable to recover those funds we will record a loss, and if the loss is significant it could have a material adverse effect on our results of operations and financial condition.
The issuance of credit cards involves assessing an applicant’s creditworthiness to determine his or her ability and inclination to repay any funds borrowed using the card. We will effectively bear the risk of this assessment for each of our private label cards issued by the licensed banking institution. We have no experience in making such credit decisions. Although we will seek to hire employees with consumer credit underwriting experience, we may not be able to attract or retain qualified candidates. Even if we are successful in attracting such employees, we may not make credit underwriting decisions that will result in tolerable credit losses.

The rate of defaults in consumer credit is influenced by many factors, most of which are beyond our ability to control and some of which are beyond our ability to forecast. Changes in economic measures, including but not limited to unemployment rates, interest rates, exchange rates, consumer confidence, and inflation may affect cardholders’ ability and willingness to repay amounts borrowed using the card. The fact that a consumer is or has been a creditworthy borrower in the past does not guarantee that he or she will continue to be so in the future.
By providing a private label credit card to consumers, we will become subject to a variety of regulations that have not affected us in the past. While we have initially contracted with a licensed banking institution for purposes of card issuance and receivables acceptance, such relationship may be discontinued at any time. If that were to happen, we would be required to become licensed in those jurisdictions in which we wanted to issue cards. We may not receive such licenses and, even if we do, we may be required to provide letters of credit or surety bonds to support our obligations in those markets and those letters of credit and surety bonds may reduce our overall borrowing capacity. By providing a private label credit card to consumers, we will also become subject to a variety of state and federal laws governing collection practices, and such collection regulations may impede or even prevent our ability to collect amounts owed to us. These regulations include, but are not limited to, the Federal Truth in Lending Act and Regulation Z and the Equal Credit Opportunity Act and Regulation B. In addition, by providing a private label credit card to consumers, we will become subject to an extensive array of federal and state statutes and regulations applicable to consumer lending including, but not limited to, the Fair Debt Collection Practices Act, the Fair Credit Reporting Act and the Fair and Accurate Credit Transactions Act.
The credit card business is very complex from an operational perspective in that it involves the mailing of statements and the receipt and posting of credits for potentially millions of cardholders. We have no experience in the management of credit accounts. The credit card business also involves resolving inquires from and providing customer service to cardholders. While we have experience in doing these functions, it is on a scale much smaller than we would be exposed to in connection with a full-scale credit card initiative. We will initially contract with a company that has experience in managing large-scale credit card operations, but there can be no assurance that we will be able to sustain such a relationship.
The credit card business may be perceived differently by investors from the business we currently perform and, even if we are successful in earning significant profits in the credit card business, investors may assign a lower valuation multiple to the credit card operations than to our historical business. This may result in a decrease in valuation of the overall entity, which may lead to a decline in the price of our common stock.
Our products and services are complex, depend on a myriad of complex networks and technologies and may be subject to software or hardware errors or failures that could lead to an increase in our costs, reduce our revenues or damage our reputation.
Our products and services, and the networks and third-party services upon which our products and services are based, are complex and may contain undetected errors or may suffer unexpected failures. We are exposed to the risk of failure of our proprietary computer systems, many of which are deployed, operated, monitored and supported by Infonox on the Web, whom we do not control. We rely on Infonox on the Web to detect and respond to errors and failures in our proprietary computer systems. We rely on NRT for software development and system support of the 3-in-1 Enabled QuickJack Plus devices. We are exposed to the risk of failure of the computer systems that are owned, operated and managed by USA Payments Systems, whom we do not control. USA Payment Systems owns the data centers through which most of our transactions are processed, and we rely on USA Payment Systems to maintain the security and integrity of our transaction data, including backups thereof. We also are exposed to the risk of failure of card association and electronic funds transfer networks that are used to process and settle our transactions. These networks, that are owned and operated by others, are subject to planned and unplanned outages and may suffer degradations in performance during peak processing times. Finally, we are subject to the risk of disruption to or failure of the telecommunications infrastructure upon which the interfaces among these systems are based. All of these systems and networks, upon which we rely to provide our services, are vulnerable to computer viruses, physical or electronic break-ins, natural disasters and similar disruptions, which could lead to interruptions, delays, loss of data, public release of confidential data or the inability to complete patron transactions. The occurrence of these errors or failures, disruptions or unauthorized access could adversely affect our sales to customers, diminish the use of our cash access products and services by patrons, cause us to incur significant repair costs, result in our liability to gaming establishments or their patrons, divert the attention of our development personnel from product development efforts, and cause us to lose credibility with current or prospective customers or patrons.
We may not successfully enter new markets and therefore not achieve all of our strategic growth objectives.
We intend to enter new and developing domestic markets. If and as these markets continue to develop, competition among providers of cash access products and services will intensify and we will have to expand our sales and marketing presence in these markets. In competitive bidding situations, we may not enjoy the advantage of being the incumbent provider of cash access products and services to gaming establishments in these new markets and developers and operators of gaming establishments in these new markets may have pre-existing relationships with our competitors. We may also face the uncertainty of compliance with new or developing regulatory regimes with which we are not currently familiar and oversight by regulators that are not familiar with us or our business. Each of these risks could materially impair our ability to successfully expand our operations into these new and developing domestic markets.
We also intend to enter new and developing international markets, including markets in which we have not previously operated. Our strategy of entering foreign markets may expose us to political, economic and regulatory risks not faced by businesses that operate only in the United States. The legal and regulatory regimes of foreign markets and their ramifications on our business are less certain. Our international operations will be subject to a variety of risks, including different regulatory requirements, trade barriers, difficulties in staffing and managing foreign operations, higher rates of fraud, fluctuations in currency exchange rates, difficulty in enforcing contracts, political and economic instability and potentially adverse tax consequences. For example, our proposed entry into Macau SAR is subject to our receipt of approvals, licenses or waivers by or from the Macau Monetary Authority. We may not receive such approvals, licenses or waivers in a timely manner or at all. If we do not receive such approvals, licenses or waivers we will not be able to undertake operations in Macau SAR. Similar difficulties in obtaining approvals, licenses or waivers from the monetary authorities of other jurisdictions, in addition to other potential regulatory issues that we have not yet ascertained, may arise in other international jurisdictions into which we wish to enter. In these new markets, our operations will rely on an infrastructure of financial services and telecommunications facilities that may not be sufficient to support our business needs, such as the authorization and settlement services that are required to implement electronic payment transactions and the telecommunications facilities that would enable us to reliably connect our networks to our products at gaming establishments in these new markets. These risks, among others, could materially adversely affect our business and operating results. In connection with our expansion into new international markets, we may forge strategic relationships with business partners to assist us. The success of our expansion into these markets therefore may depend in part upon the success of the business partners with whom we forge these strategic relationships. We have entered into an agreement with an overseas representative to assist us in the sales and marketing of our cash access services to gaming establishments in Eastern Europe and Russia, and we are attempting to form relationships with foreign banks to assist us in the processing of transactions originating from these markets. If we do not successfully form strategic relationships with the right business partners or if we are not able to overcome cultural differences or differences in business practices, our ability to penetrate these new international markets will suffer.
We are also subject to the risk that the domestic or international markets that we are attempting to enter or expand into may not develop as quickly as anticipated, or at all. The development of new gaming markets is subject to political, social, regulatory and economic forces beyond our control. The expansion of gaming activities in new markets can be very controversial and may depend heavily on the support and sponsorship of local government. Changes in government leadership, failure to obtain requisite voter support in referendums, failure of legislators to enact enabling legislation and limitations on the volume of gaming activity that is permitted in particular markets may inhibit the development of new markets.
Our estimates of the potential future transaction volumes in new markets are based on a variety of assumptions which may prove to be inaccurate. To the extent that we overestimate the potential of a new market, incorrectly gauge the timing of the development of a new market, or fail to anticipate the differences between a new market and our existing markets, we may fail in our strategy of growing our business by expanding into new markets. Moreover, if we are unable to meet the needs of our existing customers as they enter markets that we do not currently serve, our relationships with these customers could be harmed.
We may encounter difficulties managing our growth, which could adversely affect our operating results.
We will need to effectively manage the expansion of our operations in order to execute our growth strategy of entering into new markets, expanding in existing markets and introducing new products and services. Growth will strain our existing resources. It is possible that our management, employees, systems and facilities currently in place may not be adequate to accommodate future growth. In this situation, we will have to improve our operational, financial and management controls, reporting systems and procedures. If we are unable to effectively manage our growth, our operations, financial results and liquidity may be adversely affected.
We depend on key personnel and they would be difficult to replace.
We depend upon the ability and experience of two key members of senior management who have substantial experience with our operations and the gaming patron cash access industry. We are highly dependent on the involvement of Kirk Sanford, our President and Chief

Executive Officer, and Harry Hagerty, our Chief Financial Officer. Other than Messrs. Sanford and Hagerty and Kathryn Lever, our General Counsel, none of our executive officers have employment agreements with us. The loss of Mr. Sanford or Mr. Hagerty would have a material adverse effect on our business.
Our future success depends upon our ability to attract, train and retain key managers involved in the development and marketing of our products and services to gaming establishments. We may need to increase the number of key managers as we further develop our products and services and as we enter new markets and expand in existing markets. Our ability to enter into contracts with gaming establishments depends in large part on the relationships that our key managers have formed with management-level personnel of gaming establishments. Competition for individuals with such relationships is intense, and we may not be successful in recruiting such personnel. In addition, we may not be able to retain such individuals as they may leave our company and go to work for our competitors. Our sales efforts would be particularly hampered by the defection of personnel with long-standing relationships with management-level personnel of gaming establishments. If we are unable to attract or retain key personnel, our business, financial condition, operating results and liquidity could be materially adversely affected.
The loss of our sponsorship into the Visa U.S.A., Visa International and MasterCard card associations could have a material adverse effect on our business.
We cannot provide cash access services involving VISA cards and MasterCard cards in the United States without sponsorship into the Visa U.S.A. and MasterCard card associations. Bank of America Merchant Services currently sponsors us into the card associations at no cost to us. Bank of America Merchant Services began this sponsorship of us into the card associations in 1998 when it held a significant ownership interest in us. When Bank of America Merchant Services sold its interest in us in 2000, Bank of America Merchant Services agreed to continue its sponsorship of us at no cost to us conditioned upon First Data Corporation’s continued indemnification of Bank of America Merchant Services for any losses it may suffer as a result of such sponsorship. When we redeemed First Data Corporation’s ownership interest in us in 2004, First Data Corporation agreed to continue to indemnify Bank of America Merchant Services for any losses it may suffer as a result of sponsoring us into the card associations through September 2010. First Data Corporation will have the right to terminate its indemnification obligations prior to September 2010 in the event that we breach indemnification obligations that we owe to First Data Corporation, in the event that we incur chargebacks in excess of specified levels, in the event that we are fined in excess of specified amounts for violating card associations’ operating rules, or in the event that we amend the sponsorship agreement without First Data Corporation’s consent.
In the event that First Data Corporation terminates its indemnification obligations and as a result we lose our sponsorship by Bank of America Merchant Services into the card associations, we would need to obtain sponsorship into the card associations through another member of the card associations that is capable of supporting our transaction volume. We would not be able to obtain such alternate sponsorship on terms as favorable to us as the terms of our current sponsorship by Bank of America Merchant Services, which is at no cost to us. We may not be able to obtain alternate sponsorship at all. Our inability to obtain alternate sponsorship on favorable terms or at all would have a material adverse effect on our business, operating results and liquidity.

We cannot provide cash access services involving VISA cards and MasterCard cards outside of the United States without a processing agreement with or sponsorship into the Visa International and MasterCard card associations by a bank in each foreign jurisdiction in which we conduct cash access transactions. We are currently a party to processing agreements or sponsored into these card associations by foreign banks in each of the foreign jurisdictions in which we conduct cash access transactions. In the event that any foreign bank that currently is a party to such processing agreement or sponsors us into these card associations terminates such processing agreement or its sponsorship of us, we would need to obtain a processing agreement or sponsorship into the card associations through another foreign bank that is capable of supporting our transaction volume in the relevant jurisdiction. For example, in early 2005 we were notified that Bank of America is not authorized to sponsor us in some Caribbean markets. We paid a $25,000 fine to one of the card associations and entered into an alternate processing arrangement. We may not be able to obtain alternate sponsorship or processing arrangements in any region on terms as favorable to us as the terms of our current sponsorship by or processing arrangements with foreign banks, or at all. Our inability to obtain alternate sponsorship or processing arrangements on favorable terms or at all could have a material adverse effect on our business and operating results.
An unexpectedly high level of chargebacks, as the result of fraud or otherwise, could adversely affect our cash advance business.
When patrons use our cash access services, we either dispense cash or produce a negotiable instrument that can be endorsed and exchanged for cash. If a completed cash access transaction is subsequently disputed and if we are unsuccessful in establishing the validity of the transaction, we may not be able to collect payment for such transaction and such transaction becomes a chargeback. One of the major credit card associations has allowed us to complete credit card cash advance and POS debit card transactions at our ACMs so long as we assume chargeback liability for any transaction in which we do not obtain a contemporaneous cardholder signature, which may result in increased chargeback liability. An increased level of chargebacks could have a material adverse effect on our business or results of operations. Moreover, in the event that we incur chargebacks in excess of specified levels, First Data Corporation will have the right to terminate its indemnification obligations to Bank of America Merchant Services, and we could lose our no-cost sponsorship into the card associations. In addition, in the event that we incur chargebacks in excess of specified levels, we could be censured by the card associations by way of fines or otherwise.
In certain foreign regions in which we operate, new card security features have been developed as a fraud deterrent. In the United Kingdom, for example, this feature — known as chip-and-pin — requires merchant terminals to be capable of obtaining an authorization through a chip-and-pin entry mode in addition to traditional magnetic stripe and keyed entry modes. Currently, with our regional sponsor in the United Kingdom, we are in the process of upgrading our point-of-sale terminals to accept this new technology. In the interim, we are exposed to potential additional chargeback risk on identified fraudulent transactions performed on a chip-and-pin enabled card for which we are unable to read the embedded microchip or accept the patron’s personal identification number.

A material increase in market interest rates or changing regulations could adversely affect our ATM business.
We obtain a supply of cash for our ATMs from Bank of America, N.A. Pursuant to our contract with Bank of America, N.A., we are obligated to pay a monthly fee that is based upon the amount of cash used to supply our ATMs and a market interest rate. Assuming no change in the amount of cash used to supply our ATMs, an increase in market interest rates will result in an increase in the monthly fee that we must pay to obtain this supply of cash, thereby increasing our ATM operating costs. Any increase in the amount of cash required to supply our ATMs would magnify the impact of an increase in market interest rates. An increase in interest rates may result in a material adverse effect on our financial condition and operating results. For the year ended December 31, 2005 and the three months ended March 31, 2006, we paid approximately $10.2 million and $3.5 million, respectively, in aggregate fees to Bank of America, N.A. for this supply of cash.
Our ATM services are subject to the applicable state banking regulations in each jurisdiction in which we operate ATMs. Our ATM services may also be subject to local regulations relating to the imposition of daily limits on the amounts that may be withdrawn from ATM machines, the location of ATM machines and our ability to surcharge cardholders who use our ATM machines. These regulations may impose significant burdens on our ability to operate ATMs profitably in some locations, or at all. Moreover, because these regulations are subject to change, we may be forced to modify our ATM operations in a manner inconsistent with the assumptions upon which we relied in entering into contracts to provide ATM services at gaming establishments.
An unexpected increase in check warranty expenses could adversely affect our check warranty business.
We currently rely on TeleCheck to provide check warranty services to many of our customers. When a gaming establishment obtains an authorization from TeleCheck pursuant to its check warranty service, TeleCheck warrants payment on the patron’s check. If the patron’s check is subsequently dishonored upon presentment for payment, TeleCheck purchases the dishonored check from the gaming establishment for its face amount. Pursuant to the terms of our contract with TeleCheck, we share a portion of the loss associated with these dishonored checks. Although this contract limits the percentage of the dishonored checks to which we are exposed, there is no limit on the aggregate dollar amount to which we are exposed, which is a function of the face amount of checks warranted. TeleCheck manages and mitigates these dishonored checks through the use of risk analytics and collection efforts, including the additional fees that it is entitled to collect from check writers of dishonored checks. During the year ending December 31, 2005 and the three months ended March 31, 2006, our warranty expenses with respect to TeleCheck’s check warranty service were $10.8 million and $2.1 million, respectively. We have no control over TeleCheck’s decision to warrant payment on a particular check and we have limited visibility into TeleCheck’s collection activities. As a result, we may incur an unexpectedly high level of check warranty expenses at any time, and if we do, we may suffer a material adverse effect to our business or results of operations.
As an alternative to TeleCheck’s check warranty service, we have developed our own Central Credit check warranty service that is based upon our Central Credit gaming patron credit bureau database, our proprietary patron transaction database, third-party risk analytics and actuarial assumptions. If these risk analytics or actuarial assumptions are ineffective, we may incur an unexpectedly high level of check warranty expenses which may have a material adverse effect on our business or operating results.

We operate our business in regions subject to natural disasters, including hurricanes. We may suffer casualty losses as a result of a natural disaster, and any interruption to our business resulting from a natural disaster will adversely affect our revenues and results of operations.
We operate our business primarily through equipment, including Casino Cash Plus 3-in-1 ATM machines, ACMs and QuikCash kiosks, which we install on the premises of gaming establishments and that patrons use to access cash for gaming. Accordingly, a substantial portion of our physical assets are located in locations beyond our direct control. Our business may be adversely affected by any damage to or loss of equipment that we install at gaming establishments or the cash contained therein resulting from theft, vandalism, terrorism, flood, fire or any other natural disaster. Any losses or damage that we suffer may not be subject to coverage under our insurance policies.
In addition to these casualty losses, our business is exclusive to gaming establishments and is dependent on consumer demand for gaming. In the event of a natural disaster, the operations of gaming establishments could be negatively impacted or consumer demand for gaming could decline, or both, and as a result, our business could be disrupted. For example, we anticipate that our revenues and results of operations in Louisiana and Mississippi will be reduced in 2006 and perhaps in subsequent years from what we would otherwise have expected as a result of Hurricanes Katrina and Rita. Although we cannot predict the extent of any such reduction, any interruption to our business resulting from a natural disaster will adversely affect our revenues and results of operations.
We will be required to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and furnish a report on our internal control over financial reporting as of the end of 2006.
Based on current laws and regulations, we will be required to comply with Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, as of the end of 2006. Section 404 requires us to assess and attest to the adequacy of our internal control over financial reporting and requires our independent auditors to opine as to the adequacy of our assessment and internal control over financial reporting. Our efforts to comply with Section 404 will result in us incurring significant expenses in 2006.
Even with those expenditures, we may not receive an unqualified opinion from our independent auditors. In connection with its audit of our financial statements for the year ended December 31, 2005, our independent auditors identified a number of control deficiencies involving our internal control over financial reporting for the year ended December 31, 2005. We cannot assure you that we will be able to remedy these control deficiencies or that we or our independent auditors will not discover additional control deficiencies, significant deficiencies or material weaknesses in our internal control over financial reporting in the future. The existence of a material weakness in our internal control over financial reporting could result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, all of which could lead to a decline in the trading price of our common stock.

To execute our growth strategy, we may make acquisitions or strategic investments, which involve numerous risks that we may not be able to address without substantial expense, delay or other operational or financial problems.
In order to obtain new customers in existing markets, expand our operations into new markets, or grow our business through the introduction of new products and services, we may consider acquiring additional businesses, technologies, products and intellectual property. For example, we may consider acquiring or forming a bank or other financial services company for the purpose of, among other things, issuing our own credit cards and/or using that bank’s vault cash to supply cash to our ATMs.
Acquisitions and strategic investments involve various risks, such as:

•	difficulty integrating the technologies, operations and personnel from the acquired business;

•	overestimation of potential synergies or a delay in realizing those synergies;

•	disruption to our ongoing business, including the diversion of management’s attention and of resources from our principal business;

•	inability to obtain the desired financial and strategic benefits from the acquisition or investment;

•	loss of customers of an acquired business;

•	assumption of unanticipated liabilities;

•	loss of key employees of an acquired business; and

•	entering into new markets in which we have limited prior experience.
Acquisitions and strategic investments could also result in substantial cash expenditures, the dilutive issuance of our equity securities, the incurrence of additional debt and contingent liabilities, and amortization expenses related to other intangible assets that could adversely affect our business, operating results and financial condition. Acquisitions and strategic investments may also be highly dependent upon the retention and performance of existing management and employees of acquired businesses for the day-to-day management and future operating results of these businesses.
Risks related to the industry
Economic downturns, a decline in the popularity of gaming or changes in the demographic profile of gaming patrons could reduce the number of patrons that use our services or the amounts of cash that they access using our services.
We provide our cash access products and related services exclusively to gaming establishments for the purpose of enabling their patrons to access cash. As a result, our business depends on consumer demand for gaming. Gaming is a discretionary leisure activity, and participation in discretionary leisure activities has in the past and may in the future decline during economic downturns because consumers have less disposable income. Therefore, during periods of economic contraction, our revenues may decrease while some of our costs remain fixed, resulting in decreased earnings. Gaming activity may also decline based on changes in consumer confidence related to general economic conditions or outlook, fears of war, future acts of terrorism, or other factors. A reduction in tourism could also result in a decline in gaming activity. Finally, a legislature or regulatory authority may prohibit gaming activities altogether in its jurisdiction. A decline in gaming activity as a result of these or any other factors would have a material adverse effect on our business and operating results.
Changes in consumer preferences could also harm our business. Gaming competes with other leisure activities as a form of consumer entertainment and may lose popularity as new leisure activities arise or as other leisure activities become more popular. In addition, gaming in traditional gaming establishments competes with Internet-based gaming for gaming patrons, and due to regulatory concerns, we have elected not to participate in the Internet gaming market at this time. The popularity and acceptance of gaming is also influenced by the prevailing social mores and changes in social mores could result in reduced acceptance of gaming as a leisure activity. To the extent that the popularity of gaming in traditional gaming establishments declines as a result of either of these factors, the demand for our cash access services may decline and our business may be harmed.
Aside from the general popularity of gaming, the demographic profile of gaming patrons changes over time. The gaming habits and use of cash access services varies with the demographic profile of gaming patrons. For example, a local patron may visit a gaming establishment regularly but limit his or her play to the amount of cash that he or she brings to the gaming establishment. In contrast, a vacationing gaming patron that visits the gaming establishment infrequently may play much larger amounts and have a greater need to use cash access services. To the extent that the demographic profile of gaming patrons in the markets we serve either narrows or migrates towards patrons who use cash access services less frequently or for lesser amounts of cash, the demand for our cash access services may decline and our business may be harmed.
Changes in consumer willingness to pay a fee to access their funds could reduce the demand for our cash access products and services.
Our business depends upon the willingness of patrons to pay a fee to access their own funds on the premises of a gaming establishment. In most retail environments, consumers typically do not pay an additional fee for using non-cash payment methods such as credit cards, POS debit cards or checks. In order to access cash in a gaming establishment, however, patrons must pay service charges to access their funds. Gaming patrons could bring more cash with them to gaming establishments, or access cash outside of gaming establishments without paying a fee for the convenience of not having to leave the gaming establishment. To the extent that gaming patrons become unwilling to pay these fees for convenience or lower cost cash access alternatives become available, the demand for cash access services within gaming establishments will decline and our business could suffer.
The cash access industry is subject to change, and we must keep pace with the changes to successfully compete.
The demand for our products and services is affected by new and evolving technology and industry standards. Cash access services are based on existing financial services and payment methods, which are also continually evolving. Our future success will depend, in part, upon our ability to successfully develop and introduce new cash access services based on emerging financial services and payment methods. Stored value cards, Internet-based payment methods and the use of portable consumer devices such as personal digital assistants and mobile telephones are examples of evolving payment technologies that could impact our business. Our future success will depend, in part, upon our ability to successfully develop and introduce new cash access products and services and to enhance our existing products and services to respond to changes in technology and industry standards on a timely basis. The products or services that we choose to develop may not achieve market acceptance or obtain any necessary regulatory approval. In addition, alternative products, services or technologies may replace our products and services or render them obsolete. If we are unable to develop new products or services or enhance existing products or services in a timely and cost-effective manner in response to technological or market changes, our business, financial condition and operating results may be materially adversely affected.
The cash access industry also changes based on changing consumer preferences. Our failure to recognize or keep pace with changing preferences could have a material adverse effect on our business, financial condition and operating results. For example, we have observed a decline in the volume of check cashing at gaming establishments over time as patron familiarity and comfort with credit card cash advances, POS debit card transactions and ATM cash withdrawal transactions has increased. To the extent that we continue to rely on check warranty services for a substantial portion of our business, a continued decline in check cashing volume could have a material adverse effect on our business, financial condition and operating results.
Growth of the gaming industry in any market is subject to political and regulatory developments that are difficult to anticipate.
We expect a substantial portion of our future growth to result from the general expansion of the gaming industry. The expansion of gaming activities in new markets can be very controversial and may depend heavily on the support of national and local governments. Changes in government leadership, failure to obtain requisite voter support in referenda, failure of legislators to enact enabling legislation and limitations on the volume of gaming activity that is permitted in particular markets may prevent us from expanding our operations into new markets. A failure by the gaming industry to expand at the rate that we expect could have a material adverse effect on our business, growth rates, financial condition and operating results.
The United Kingdom (“UK”) Gambling Act 2005 (the “Gambling Act”) has received Royal Assent and awaits an order of the UK Secretary of State entering it into force as law. As enacted, the Gambling Act could be interpreted to prohibit our provision of credit card cash advances and POS debit card transactions to patrons of casinos located in the United Kingdom as early as September 2007. Such an interpretation would have a material adverse effect on our business, financial condition and operating results. We and our gaming establishment customers in the UK are consulting with the UK Gambling Commission regarding the interpretation of the Gambling Act and the nature of any secondary regulations to be passed by the UK Secretary of State or conditions that may be imposed upon operators’ or premises’ licenses with a view to ensuring that services such as ours continue to be available in UK gambling establishments. If these efforts are not successful, we may be prohibited from providing one or more of our services in UK gaming establishments upon implementation of the Gambling Act.
We are subject to extensive governmental gaming regulation, which may harm our business.
We are subject to a variety of regulations in the jurisdictions in which we operate. Most of the jurisdictions in which we operate distinguish between gaming-related suppliers and vendors, such as manufacturers of slot machine or other gaming devices, and non-gaming suppliers and vendors, such as food and beverage purveyors, construction contractors and laundry and linen suppliers. In these jurisdictions, we are generally characterized as a non-gaming supplier or vendor and we must obtain a non-gaming supplier’s or vendor’s license, qualification or approval. The obtaining of these licenses, qualifications or approvals and the regulations imposed on non-gaming suppliers and vendors are typically less stringent than for gaming-related suppliers and vendors. However, a few of the jurisdictions in which we do business do not distinguish between gaming-related and non-gaming related suppliers and vendors, and in those jurisdictions we currently are subject to the same stringent licensing, qualification and approval requirements and regulations that are imposed upon vendors and suppliers that would be characterized as gaming-related in other jurisdictions. Such requirements include licensure or finding of suitability for some of our officers, directors and beneficial owners of our securities. If regulatory authorities were to find any such officer, director or beneficial owner unsuitable, or if any such officer, director, or beneficial owner fails to comply with any licensure requirements, we would be required to sever our relationship with that person. Some public issuances of securities and other transactions by us also require the approval of regulatory authorities.
If we must obtain a gaming-related supplier’s or vendor’s license, qualification or approval because of the introduction of new products (such as products related to cashless gaming) or services or because of a change in the laws or regulations, or interpretation thereof, our business could be materially adversely affected. This increased regulation over our business could include, but is not limited to: requiring the licensure or finding of suitability in many jurisdictions of any officer, director, key employee or beneficial owner of our securities; the termination or disassociation with any officer, director, key employee or beneficial owner of our securities that fails to file an application or to obtain a license or finding of suitability; the submission of detailed financial and operating reports; submission of reports of material loans, leases and financing; and, requiring regulatory approval of some commercial transactions such as the transfer or pledge of equity interests in us.
Prior changes in our ownership, management and corporate structure, including the recapitalization of our ownership and our conversion from a limited liability company to a corporation in 2004, required us to notify many of the state and tribal gaming regulators under whose jurisdiction we operate. In many cases, those regulators have asked us for further information and explanation of these changes. To date, we have satisfied some of these inquiries, and are continuing to cooperate with those that are ongoing. Given the magnitude of the changes in our ownership that resulted from recapitalization, we were required to reapply for new permits or licenses in many jurisdictions but we were not required to discontinue our operation during the period of re-application. Any new gaming license or related approval that may be required in the future may not be granted, and our existing licenses may be revoked, suspended, limited or may not be renewed. In some jurisdictions we are in the process of obtaining licenses and have yet to receive final approval of such licenses from the applicable regulatory authority. In these jurisdictions, we operate under temporary licenses or without a license. We may not be issued a license in these jurisdictions.
Regulatory authorities at the federal, state, local and tribal levels have broad powers with respect to the licensing of gaming-related activities and may revoke, suspend, condition or limit our licenses, impose substantial fines and take other actions against us or the gaming establishments that are our customers, any one of which could have a material adverse effect on our business, financial condition and operating results. Any new gaming license or related approval that may be required in the future may not be granted, and our existing licenses may not be renewed or may be revoked, suspended or limited. If additional gaming regulations are adopted in a jurisdiction in which we operate, such regulations could impose restrictions or costs that could have a material adverse effect on our business. From time to time, various proposals are introduced in the legislatures of some of the jurisdictions in which we have existing or planned operations that, if enacted, could adversely affect the tax, regulatory, operational or other aspects of the gaming industry or cash access in the gaming industry. Legislation of this type may be enacted in the future.
In addition, some of the new products and services that we may develop cannot be offered in the absence of regulatory approval of the product or service or licensing of us, or both. For example, our TODD cashless gaming product has to date only been approved for use at one casino and cannot be used at any other location until we receive approval from the appropriate authority in such additional location. These approvals could require that we and our officers, directors or ultimate beneficial owners obtain a license or be found suitable and that the product or service be approved after testing and review. We may fail to obtain any such approvals in the future.
When contracting with tribal owned or controlled gaming establishments, we become subject to tribal laws and regulations that may differ materially from the non-tribal laws and regulations under which we generally operate. In addition to tribal gaming regulations that may require us to provide disclosures or obtain licenses or permits to conduct our business on tribal lands, we may also become subject to tribal laws that govern our contracts. These tribal governing laws may not provide us with processes, procedures and remedies that enable us to enforce our rights as effectively and advantageously as the processes, procedures and remedies that would be afforded to us under non-tribal laws, or to enforce our rights at all. Many tribal laws permit redress to a tribal adjudicatory body to resolve disputes; however, such redress is largely untested in our experience. We may be precluded from enforcing our rights against a tribal body under the legal doctrine of sovereign immunity. A change in tribal laws and regulations or our inability to obtain required licenses or licenses to operate on tribal lands or enforce our contract rights under tribal law could have a material adverse effect on our business, financial condition and operating results.
Many of the financial services that we provide are subject to extensive rules and regulations, which may harm our business.
Our Central Credit gaming patron credit bureau services are subject to the Fair Credit Reporting Act, the Fair and Accurate Credit Transactions Act of 2003 and similar state laws. Our QuikCredit service and TeleCheck’s and our collection practices in connection with dishonored checks with respect to which TeleCheck or Central Credit has issued authorizations pursuant to TeleCheck’s or Central Credit’s check warranty service, are subject to the Fair Debt Collections Practices Act and applicable state laws relating to debt collection. All of our cash access services and patron marketing services are subject to the privacy provisions of state and federal law, including the Gramm-Leach-Bliley Act. Our POS debit card transactions and ATM withdrawal services are subject to the Electronic Fund Transfer Act. Our ATM services are subject to the applicable state banking regulations in each jurisdiction in which we operate ATMs. Our ATM services may also be subject to local regulations relating to the imposition of daily limits on the amounts that may be withdrawn from ATM machines, the location of ATM machines and our ability to surcharge cardholders who use our ATM machines. The cash access services we provide are subject to recordkeeping and reporting obligations under the Bank Secrecy Act and the USA PATRIOT Act of 2001. In most gaming establishments, our cash access services are provided through gaming establishment cashier personnel, in which case the gaming establishment is required to file Currency Transaction Reports, or CTRs, or Suspicious Activity

Reports, or SARs. In a limited number of gaming establishments, we provide our cash access services directly to patrons at satellite cashiers or booths that we staff and operate, in which case we are required to file CTRs or SARs on a timely basis. If we fail to file these CTRs or SARs on a timely basis or if we are found to be noncompliant in any way with these laws, we could be subject to substantial civil and criminal penalties. In jurisdictions in which we serve as a check casher or offer our QuikCredit service, we are subject to the applicable state licensing requirements and regulations governing check cashing activities and deferred deposit service providers. Our entry into the consumer credit business through the provision of a private label credit card through our Arriva Card, Inc. subsidiary subjects us to compliance with a number of additional laws, regulations and card association rules. See “Business — Regulation.” In addition, our relationship with Integrated Payment Systems, Inc. and Integrated Payment Systems Canada Inc. expires on December 31, 2006, and we are considering obtaining money transmitter licenses in many states, which would cause us to become subject to state licensing requirements and regulations governing money transmitters.
In the event that any regulatory authority determines that the manner in which we provide cash access services, patron marketing services or gaming patron credit bureau services is not in compliance with existing rules and regulations, or the regulatory authorities adopt new rules or regulations that prohibit or restrict the manner in which we provide cash access services, patron marketing services or gaming patron credit bureau services, we may be forced to modify the manner in which we operate, or stop processing certain types of cash access transactions or providing patron marketing services or gaming patron credit bureau services altogether. We may also be required to pay substantial penalties and fines if we fail to comply with applicable rules and regulations. For example, if we fail to file CTRs or SARs on a timely basis or if we are found to be noncompliant in any way with either the Bank Secrecy Act or the USA PATRIOT Act of 2001, we could be subject to substantial civil and criminal penalties. In addition, our failure to comply with applicable rules and regulations could subject us to private litigation. Any such actions could have a material adverse effect on our business, financial condition and operating results.
Following the events of September 11, 2001, the United States and other governments have imposed and are considering a variety of new regulations focused on the detection and prevention of money laundering and money transmitting to or from terrorists and other criminals. Compliance with these new regulations may impact our business operations or increase our costs.
As we develop new products and services, we may become subject to additional regulations. For example, in the event that we form or acquire a bank or industrial loan company, we would become subject to a number of additional banking and financial institution regulations, which may include the Bank Holding Company Act. These additional regulations could substantially restrict the nature of the business in which we may engage and the nature of the businesses in which we may invest. In addition, changes in current laws or regulations and future laws or regulations may restrict our ability to continue our current methods or operation or expand our operations and may have a material adverse effect on our business, results of operations and financial condition.
Finally, the Gambling Act has received Royal Assent and awaits an order of the UK Secretary of State entering it into force as law. As enacted, the Gambling Act could be interpreted to prohibit GCA’s provision of credit card cash advances and POS debit card transactions to patrons of casinos located in the United Kingdom as early as September 2007. Such an interpretation would have a material adverse effect on our business, financial condition and operating results. We and our gaming establishment customers in the UK are consulting with the UK Gambling Commission regarding the interpretation of the Gambling Act and the nature of any secondary regulations to be passed by the UK Secretary of State or conditions that may be imposed upon operators’ or premises’ licenses with a view to ensuring that services such as ours continue to be available in UK gambling establishments. If these efforts are not successful, we may be prohibited from providing one or more of our services in UK casinos upon implementation of the Gambling Act.
If consumer privacy laws change, or if we are required to change our business practices, the value of our patron marketing services may be hampered.
Our patron marketing services depend on our ability to collect and use non-public personal information relating to patrons who use our products and services and the transactions they consummate using our services. We are required by applicable privacy legislation to safeguard and protect the privacy of such information, to make disclosures to patrons regarding our privacy and information sharing policies and, in some cases, to provide patrons an opportunity to “opt out” of the use of their information for certain purposes. The failure or circumvention of the means by which we safeguard and protect the privacy of information we gather may result in the dissemination of non-public personal information, which may cause us reputational harm and may expose us to liability to the affected individuals and regulatory enforcement proceedings or fines. Regulators reviewing our policies and practices may require us to modify our practices in a material or immaterial manner or impose fines or other penalties if they believe that our policies and practices do not meet the necessary standard. To the extent that our patron marketing services have in the past failed or now or in the future fail to comply with applicable law, our privacy policies or the notices that we provide to patrons, we may become subject to actions by a regulatory authority or patrons which cause us to pay monetary penalties or require us to modify the manner in which we provide patron marketing services. To the extent that patrons exercise their right to “opt out,” our ability to leverage existing and future databases of information would be curtailed. Consumer and data privacy laws are evolving, and due to recent high profile thefts and losses of sensitive consumer information from protected databases, we anticipate that such laws will be broadened in their scope and application, impose additional requirements and restrictions on gathering and using patron information or narrow the types of information that may be collected or used for marketing or other purposes or require patrons to “opt-in” to the use of their information for specific purposes, which will hamper the value of our patron marketing services.
Responsible gaming pressures could result in a material adverse effect on our business and operating results.
Responsible gaming pressures can have a similar effect on us as governmental gaming regulation. Our ability to expand our business and introduce new products and services depends in part on the support of, or lack of opposition from, social responsibility organizations that are dedicated to addressing problem gaming. If we are unable to garner the support of responsible gaming organizations or if we face substantial opposition from responsible gaming organizations, we may face additional difficulties in sustaining our existing customer relationships, establishing new customer relationships, or obtaining required regulatory approvals for new products or services, each of which could have a material adverse effect on our business, financial condition and operating results.

Lawsuits could be filed against gaming establishments and other gaming related product and service providers on behalf of problem gamblers. We may be named in such litigation because we provide patrons the ability to access their cash in gaming establishments. This litigation could develop as individual complaints or as mass tort or class action claims. We would vigorously defend ourselves in any such litigation, and this defense could result in substantial expense to us and distraction of our management. The outcome of any such litigation would be substantially uncertain, and it is possible that our business, financial condition and operating results could be materially affected by an unfavorable outcome against either us or our gaming establishment customers.
Risk related to investing in our stock
Our common stock has only been publicly traded since September 22, 2005 and we expect that the price of our common stock will fluctuate substantially.
There has only been a public market for our common stock since September 22, 2005. The market price of our common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control, including those described above under “— Risks related to our business,” “— Risks related to the industry” and the following:

•	our failure to maintain our current customers, including because of consolidation in the gaming industry;

•	increases in commissions paid to gaming establishments as a result of competition;

•	increases in interchange rates or processing or other fees paid by us or decreases in reverse interchange rates;

•	actual or anticipated fluctuations in our or our competitors’ revenue, operating results or growth rate;

•	our inability to adequately protect or enforce our intellectual property rights;

•	any adverse results in litigation initiated by us or by other against us;

•	our inability to make payments on our outstanding indebtedness as they become due or our inability to undertake actions that might otherwise benefit us based on the financial and other restrictive covenants contained in our senior secured credit facilities and the indenture for our senior subordinated notes;

•	the loss of a significant supplier or strategic partner, or the failure of a significant supplier or strategic partner to provide the goods or services that we rely on them for;

•	our inability to introduce successful, new products and services in a timely manner or the introduction of new products or services by our competitors that reduce the demand for our products and services;

•	our failure to successfully enter new markets or the failure or new markets to develop in the time and manner that we anticipate;

•	announcements by our competitors of significant new contracts or contract renewals or of new products or services;

•	changes in general economic conditions, financial markets, the gaming industry or the payments processing industry;

•	the trading volume of our common stock;

•	sales of common stock or other actions by our current officers, directors and stockholders;

•	acquisitions, strategic alliances or joint ventures involving us or our competitors;

•	future sales of our common stock or other securities;

•	the failure of securities analysts to cover our common stock after this offering or changes in financial estimates or recommendations by analysts;

•	our failure to meet the revenue, net income or earnings per share estimates of securities analysts or investors;

•	additions or departures of key personnel;

•	terrorist acts, theft, vandalism, fires, floods or other natural disasters; and

•	rumors or speculation as to any of the above which we may be unable to confirm or deny due to disclosure restrictions imposed on us by law or which we otherwise deem imprudent to comment upon.
In addition, the stock market in general has experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular businesses. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance.
Securities class action litigation is often brought against a company following a decline in the market price of its securities. The risk is especially acute for us because companies such as ours have experienced significant share price volatility in the past. As a result, we may in the future be a target of similar litigation. Securities litigation could result in substantial costs defending the lawsuit and divert management’s attention and resources, and could seriously harm our business and negatively impact our stock price.
Future sales of our common stock may cause the market price of our common stock to drop significantly, even if our business is doing well.
The market price of our common stock could decline as a result of sales of additional shares of our common stock by us or our stockholders after this offering, or the perception that these sales could occur. Upon the completion of this offering, and assuming the exercise by Harry Hagerty of options to purchase 100,000 shares and his sale of those shares in this offering, there will be approximately 82,284,965 shares of our common stock outstanding. Without taking into account the lock-up agreements or vesting restrictions, 30,130,351 shares of common stock (including the 10,400,000 shares of common stock sold in this offering) will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, so long as held by persons that are not affiliated with us. The remaining approximately 52,154,614 shares of common stock outstanding that are not freely tradeable prior to this offering and are not sold as part of this offering are “restricted securities” that will be eligible for resale under Rules 144, 144(k) and 701 under the Securities Act, subject in some cases to volume and other limitations.
Prior to this offering, each of the selling stockholders, each of our directors and certain of our officers will have entered into the lock-up agreements described in “Underwriting.” J.P. Morgan Securities Inc., in its sole discretion, may release all or some portion of the shares subject to the lock-up agreements without notice at any time or from time to time after the date of this prospectus, prior to the expiration of the 90-day minimum period provided for in the lock-ups. J.P. Morgan Securities Inc. has no pre-established conditions to waiving the terms of the lock-up agreements, and any decision by them to waive those conditions would depend on a number of factors, which may include market conditions, the performance of our common stock in the market and our financial condition at that time. Without taking into account vesting restrictions, 354,997 of the freely tradable shares will be eligible for resale upon the expiration of or release from the 90-day minimum period provided for in the lock-ups, and 45,477,668 of the “restricted securities” will be eligible for resale under Rules 144, 144(k) and 701 under the Securities Act, subject in some cases to volume and other limitations, upon the expiration of or release from the 90-day minimum period provided for in the lock-ups. In addition, as of March 31, 2006, options to purchase 4,119,995 shares of our common stock were outstanding and approximately 1,148,690 of those shares were vested and upon exercise will be eligible for sale either immediately following this offering or upon expiration of or release from the 90-day minimum period provided for in the lock-ups. For a further description of the eligibility of shares for sale into the public market following this offering, see “Shares eligible for future sale.”
Following completion of this offering, stockholders holding 52,154,614 shares of our common stock will have the right to require us to register those shares of our common stock. If we propose to register any of our securities under the Securities Act of 1933 either for our own account or for the accounts of other stockholders after this offering, subject to some conditions and limitations, the holders of registration rights will be entitled to include their shares of common stock in the registered offering. In addition, holders of registration rights may require us on not more than five occasions to file a registration statement under the Securities Act of 1933 with respect to their shares of common stock. Further, the holders of registration rights may require us to register their shares on Form S-3 if and when we become eligible to use this form.
In the future, we will also issue additional shares or options to purchase additional shares to our employees, directors and consultants, in connection with corporate alliances or acquisitions, and in follow-on offerings to raise additional capital. Based on all of these factors, sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales could reduce the market price of our common stock. In addition, future sales of our common stock by our stockholders could make it more difficult for us to sell additional shares of our common stock or other securities in the future.
M&C International and entities affiliated with Summit Partners possess significant voting power and may take actions that are not in the best interests of our other stockholders.
Following completion of this offering, M&C International and entities affiliated with Summit Partners will own or control shares representing, in the aggregate, approximately 47% of the outstanding shares of our common stock. Accordingly, M&C International and these entities affiliated with Summit Partners will exert substantial influence over all matters requiring approval of our stockholders, including the election and removal of directors and the approval of mergers or other business combinations. M&C International’s and these entities’ ownership may have the effect of delaying or preventing a change of control of our company or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares. These actions may be taken even if other stockholders oppose them and even if they are not in the interests of other stockholders.

Conflicts of interest may arise because some of our directors are also principals or partners of our controlling stockholders.
Two of our directors are principals of M&C International and two of our other directors are partners and members of various entities affiliated with Summit Partners. We depend on licenses and services provided by entities affiliated with M&C International or its principals to provide many of the financial services that we offer to patrons as discussed in “Certain relationships and related party transactions.” Summit Partners and its affiliates may invest in entities that directly or indirectly compete with us or companies in which they currently invest may begin competing with us. As a result of these relationships, when conflicts between the interests of M&C International or Summit Partners, on the one hand, and the interests of our other stockholders, on the other hand, arise, these directors may not be disinterested.
Some provisions of our certificate of incorporation and bylaws may delay or prevent transactions that many stockholders may favor.
Some provisions of our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of delaying, discouraging, or preventing a merger or acquisition that our stockholders may consider favorable or a change in our management or our Board of Directors. These provisions:

•	divide our board of directors into three separate classes serving staggered three-year terms, which will have the effect of requiring at least two annual stockholder meetings instead of one, to replace a majority of our directors, which could have the effect of delaying of preventing a change in our control or management;

•	provide that special meetings of stockholders can only be called by our Board of Directors, chairman of the board or chief executive officer. In addition, the business permitted to be conducted at any special meeting of stockholders is limited to the business specified in the notice of such meeting to the stockholders;

•	provide for an advance notice procedure with regard to business to be brought before a meeting of stockholders which may delay or preclude stockholders from bringing matters before a meeting of stockholders or from making nominations for directors at a meeting of stockholders, which could delay or deter takeover attempts or changes in management;

•	eliminate the right of stockholders to act by written consent so that all stockholder actions must be effected at a duly called meeting;

•	provide that directors may only be removed for cause with the approval of stockholders holding a majority of our outstanding voting stock;

•	provide that vacancies on our Board of Directors may be filled by a majority, although less than a quorum, of directors in office and that our Board of Directors may fix the number of directors by resolution;

•	allow our Board of Directors to issue shares of preferred stock with rights senior to those of the common stock and that otherwise could adversely affect the rights and powers, including voting rights and the right to approve or not to approve an acquisition or other change in control, of the holders of common stock, without any further vote or action by the stockholders; and

•	do not provide for cumulative voting for our directors, which may make it more difficult for stockholders owning less than a majority of our stock to elect any directors to our Board of

Directors. In addition, we are also subject to Section 203 of the Delaware General Corporation Law, which provides, subject to enumerated exceptions, that if a person acquires 15% or more of our voting stock, the person is an “interested stockholder” and may not engage in “business combinations” with us for a period of three years from the time the person acquired 15% or more of our voting stock.

These provisions may have the effect of entrenching our management team and may deprive you of the opportunity to sell your shares to potential acquirers at a premium over prevailing prices. This potential inability to obtain a premium could reduce the price of our common stock.
If we fail to attract or retain independent directors, we may face unfavorable public disclosure, a halt in the trading of our common stock and delisting from the New York Stock Exchange.
Under the Sarbanes-Oxley Act and the rules and regulations of the New York Stock Exchange, we are required to establish and maintain a board of directors consisting of a majority of independent directors and an audit committee consisting entirely of independent directors. A majority of our directors satisfy the applicable independence requirements, but the loss of any one independent director would result in less than a majority of our directors being independent. All but one of the members of our audit committee satisfy the applicable independence requirements, and we currently rely on an exemption for newly public companies that requires all of the members of our audit committee to satisfy the applicable independence requirements by the first anniversary of our initial public offering, which will be September 2006. We are currently looking for an individual that satisfies the applicable independence requirements to join our board of directors and audit committee. If we fail to maintain a board of directors consisting of a majority of independent directors or if we fail to attract an additional director that satisfies the applicable independence requirements, we will fail to comply with the corporate governance listing requirements of the New York Stock Exchange, which we would be required to publicly disclose, which may in turn cause a reduction in the trading price of our common stock. In addition, our failure to comply with these corporate governance listing requirements may result in a halt in the trading of our common stock and the delisting of our common stock from the New York Stock Exchange, which may result in there being no public market for shares of our common stock.
We do not intend to pay dividends in the future.
We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. See “Dividend policy.” In addition, the terms of our current senior secured credit facilities limit our ability to pay dividends, and our future debt or credit facilities may preclude us from paying any dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of potential gain for the foreseeable future.

Forward-looking statements
This prospectus contains forward-looking statements that are based on current expectations, estimates, forecasts and projections about the industry in which we operate, management’s beliefs and assumptions made by management. Such statements include, in particular, statements about our plans, strategies and prospects under the headings “Prospectus summary,” “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations” and “Business.” Words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” variations of such words and similar expressions are intended to identify such forward looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission, we do not have any intention or obligation to update publicly any forward-looking statements after we distribute this prospectus, whether as a result of new information, future events or otherwise. You should read carefully the factors described in the section entitled “Risk Factors” of this prospectus, among other things, for a description of risks that could cause actual results to differ from these forward-looking statements.
Use of proceeds
We will not receive any of the proceeds from the sale of shares by the selling stockholders, although we will bear the costs, other than underwriting discounts and commissions, associated with those sales.
Dividend policy
We have never declared or paid any cash dividends on our capital stock and do not anticipate paying any dividends on our common stock in the foreseeable future. We currently intend to retain all our earnings to finance the growth and development of our business. Any future change in our dividend policy will be made at the discretion of our board of directors and will depend on contractual restrictions, our results of operations, earnings, capital requirements and other factors considered relevant by our board of directors. In addition, our senior secured credit facilities and the indenture governing our senior subordinated notes limit the ability of Global Cash Access, Inc. to declare and pay cash dividends. Because we conduct our business entirely through Global Cash Access, Inc. and its subsidiaries, as a practical matter these restrictions similarly limit our ability to pay dividends on our common stock. Prior to converting into a corporation, we made distributions to our members when we conducted our operations as a limited liability company that was taxed as a partnership for federal income tax purposes.

Price range of common stock
Our common stock has been traded on the New York Stock Exchange under the symbol “GCA” since September 23, 2005. Prior to then, there was no public market for our common stock. The following table sets forth for the periods indicated the high and low sale prices of our common stock, as reported by the New York Stock Exchange.

	Year ended
	December 31, 2005

	High	Low

Third Quarter (commencing September 23, 2005)	$15.74	$14.00
Fourth Quarter	15.13	12.25

	Year ending
	December 31, 2006

	High	Low

First Quarter	$17.90	$13.91
Second Quarter (through May 25, 2006)	19.75	15.55

On May 25, 2006, the closing sale price of our common stock on the New York Stock Exchange was $15.95. As of March 31, 2006, there were approximately 25 stockholders of record. Because many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of beneficial stockholders represented by these record holders.

Capitalization
Our capitalization as of March 31, 2006 is set forth in the following table:

(in thousands except shares) (unaudited)	March 31, 2006

Long-term debt, including current portion:
Senior secured credit facilities:
Revolving credit facility	$—
Term loan	166,351
Senior subordinated notes	152,750

Total long-term debt, including current portion:	319,101
Stockholders’ equity:
Preferred stock, 50,000,000 shares authorized; no shares issued and outstanding	—
Common stock, 500,000,000 shares authorized; 82,184,965 shares issued and outstanding	82
Additional paid in capital	130,998
Accumulated other comprehensive income	1,779
Accumulated deficit	(29,247)

Total stockholders’ equity	103,612

Total capitalization	$422,713

Selected consolidated financial data
The following selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and “Management’s discussion and analysis of financial condition and results of operations” appearing elsewhere in this prospectus. The selected consolidated financial data for the fiscal years ended December 31, 2001, 2002, 2003, 2004 and 2005 have been derived from our audited consolidated financial statements. The selected consolidated financial data for the three months ended March 31, 2006 and 2005 is based upon our unaudited quarterly condensed consolidated financial statements included in this prospectus. In the opinion of our management, this quarterly information reflects all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of our financial position and results of operations for such periods. Other than insubstantial assets that are immaterial in amount and nature, the sole asset of Global Cash Access Holdings, Inc. is the capital stock of Global Cash Access, Inc. The formation of Global Cash Access Holdings, Inc. and the subsequent transfer of ownership of Global Cash Access, Inc. to Global Cash Access Holdings, Inc. were treated as a reorganization of entities under common control. Accordingly, the income and expense of Global Cash Access, Inc. for all periods are included in the accompanying financial statements. Our selected consolidated financial data may not be indicative of our future financial condition or results of operations. The pro forma income tax amounts below are unaudited and have been calculated to reflect the taxes that would have been reported had we been subject to federal and state income taxes as a corporation during the periods presented.

						For three months
	For the years ended December 31,					ended March 31,
(in thousands
except per share)	2001(1)	2002	2003	2004	2005	2005	2006

Income statement data:
Revenues
Cash advance	$174,787	$182,754	$186,547	$209,962	$235,055	$56,778	$67,055
ATM	110,074	119,424	132,341	158,433	182,291	43,773	53,160
Check services	26,614	29,412	26,326	23,768	26,376	6,309	7,244
Central Credit and other	10,152	10,303	10,500	10,840	10,358	2,806	2,376

Total revenues	321,627	341,893	355,714	403,003	454,080	109,666	129,835
Cost of revenues (exclusive of depreciation and amortization)	(203,274)	(216,658)	(232,463)	(270,112)	(309,002)	(72,465)	(91,351)
Operating expenses	(54,270)	(57,649)	(45,430)	(45,322)	(50,685)	(12,013)	(15,290)
Depreciation and amortization	(16,838)	(11,820)	(14,061)	(13,548)	(12,109)	(3,316)	(2,567)

Operating income	47,245	55,766	63,760	74,021	82,284	21,872	20,627
Interest expense, net(2)	(5,082)	(4,933)	(5,450)	(32,025)	(51,879)	(10,481)	(9,693)

						For three months
	For the years ended December 31,					ended March 31,
(in thousands
except per share)	2001(1)	2002	2003	2004	2005	2005	2006

Income before income tax (provision) benefit and minority ownership loss	42,163	50,833	58,310	41,996	30,405	11,391	10,934
Income tax (provision) benefit	(442)	(1,451)	(321)	212,346	(8,032)	(4,083)	(4,007)

Income before minority ownership loss	41,721	49,382	57,989	254,342	22,373	7,308	6,927
Minority ownership loss, net of tax(3)	420	1,040	400	213	218	32	36

Net income	$42,141	$50,422	$58,389	$254,555	$22,591	$7,340	$6,963

Earnings per share:
Basic	$1.30	$1.57	$1.81	$7.91	$0.49	$0.23	$0.09

Diluted	$0.58	$0.71	$0.82	$3.56	$0.30	$0.10	$0.09

Weighted average number of common shares outstanding:
Basic	32,175	32,175	32,175	32,175	45,643	32,175	81,556
Diluted	71,500	71,500	71,500	71,566	74,486	71,699	81,556
Other data:
Net cash provided by operating activities	$73,610	$81,964	$33,471	$75,212	$38,585	$7,773	$16,599
Net cash used in investing activities(6)	(6,295)	(9,750)	(7,047)	(4,861)	(17,860)	(2,421)	(2,495)
Net cash used in financing activities	(56,812)	(52,333)	(63,067)	(43,950)	(35,190)	(31,220)	(2,012)

	For the years ended December 31,

(in thousands except per share)	2001(1)	2002	2003	2004

Pro forma computation related to conversion to corporation for tax purposes
Income before provision for income taxes and minority ownership loss— historical	$42,163	$50,833	$58,310	$41,996
Income tax provision— historical, exclusive of one-time tax benefit(4)	(442)	(1,451)	(321)	(10,519)
Pro forma income tax provision— unaudited(5)	(16,154)	(16,940)	(20,741)	(4,600)
Minority ownership loss— historical	420	1,040	400	213

Pro forma net income	$25,987	$33,482	$37,648	$27,090

Pro forma earnings per share:
Basic	$0.81	$1.04	$1.17	$0.84

Diluted	$0.36	$0.47	$0.53	$0.38

Weighted average number of common shares outstanding:
Basic	32,175	32,175	32,175	32,175
Diluted	71,500	71,500	71,500	71,566

As of December 31,						As of March 31,

(in thousands)	2001	2002	2003	2004	2005	2006

Balance sheet data:
(at end of period)
Cash and cash equivalents	$37,500	$57,584	$23,423	$49,577	$35,123	$47,247
Total assets	276,207	287,039	243,627	496,625	510,418	483,279
Total borrowings	—	—	—	478,250	321,412	319,101
Stockholders’ (deficiency) equity and members’ capital	205,202	202,271	199,247	(56,779)	94,484	103,612

(1) Revenues and operating expenses during fiscal 2001 include our acquisitions of the gaming ATM portfolios of Bank of America, N.A. and InnoVentry Corporation.
(2) Interest expense, net, includes interest income and loss on early extinguishment of debt.
(3) Minority ownership loss represents the portion of the loss from operations of QuikPlay, LLC that is attributable to the 40% ownership interest in QuikPlay, LLC that is not owned by us.
(4) In connection with our conversion to a taxable corporate entity for United States income tax purposes, we recognized a net tax asset created by a step up in the tax basis of our net assets due to the Recapitalization and the Private Equity Restructuring. See “Management’s discussion and analysis of financial condition and results of operations— Overview.” For purposes of determining the pro forma net income, the recognition of this one-time step up in basis has been excluded from our pro forma tax computation.

(5) The pro forma unaudited income tax adjustments represent the tax effects that would have been reported had the Company been subject to United States federal and state income taxes as a corporation. Pro forma expenses are based upon the statutory income tax rates and adjustments to income for estimated permanent differences occurring during the period. Actual rates and expenses could have differed had the Company been subject to United States federal and state income taxes for all periods presented. Therefore, the unaudited pro forma amounts are for informational purposes only and are intended to be indicative of the results of operations had the Company been subject to United States federal and state income taxes for all periods presented. Pro forma amounts are not shown for the year ended December 31, 2005 and the three months ended March 31, 2006 and 2005 because income taxes were recorded by the Company during those periods.
The following table presents the computation of the pro forma income tax expense for all applicable periods (in thousands):

	For the years ended December 31,

	2001	2002	2003	2004

Income before income taxes, as reported	$42,163	$50,833	$58,310	$41,996
Effective pro forma income tax rate	39.36%	36.18%	36.12%	36.00%

Pro forma income tax expense	$16,596	$18,391	$21,062	$15,119

(6) In 2004, net cash used in investing activities includes $1.0 million of non-compete payments to two former executives. In 2005, net cash used in investing activities includes $10.0 million for our acquisition of the 3-in-1 patent.

Management’s discussion and analysis
of financial condition and results of operations
The following Management’s discussion and analysis of financial condition and results of operations should be read in conjunction with our financial statements and related notes appearing elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions, as set forth under “Forward-looking statements.” Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth in the following discussion and under “Risk factors,” “Business” and elsewhere in this prospectus.
Overview
We are a provider of cash access products and related services to the gaming industry in the United States, the United Kingdom, Canada, the Caribbean, Switzerland and Belgium. Our products and services provide gaming establishment patrons access to cash through a variety of methods, including ATM cash withdrawals, credit card cash advances, point-of-sale debit cash advances, check cashing and money transfers. In addition, we also provide products and services that improve credit decision-making, automate cashier operations and enhance patron marketing activities for gaming establishments.
We began our operations as a joint venture limited liability company among M&C International and entities affiliated with Bank of America Corporation and First Data Corporation in July 1998. In September 2000, Bank of America Corporation sold its entire ownership interest in us to M&C International and First Data Corporation. In March 2004, Global Cash Access, Inc. issued $235 million in aggregate principal amount of 8 3/4 % senior subordinated notes due 2012 and borrowed $260 million under senior secured credit facilities. Global Cash Access Holdings, Inc. was formed to hold all of the outstanding capital stock of Global Cash Access, Inc. and has guaranteed the obligations under the senior secured credit facilities. A substantial portion of the proceeds of these senior subordinated notes and senior secured credit facilities were used to redeem all of First Data Corporation’s interest in us and a portion of M&C International’s interest in us through a recapitalization (the “Recapitalization”), in which Bank of America Corporation reacquired an ownership interest in us. In May 2004, we completed a private equity restructuring (the “Private Equity Restructuring”) in which M&C International sold a portion of its ownership interest in us to a number of private equity investors, including entities affiliated with Summit Partners, and we converted from a limited liability company to a Delaware corporation. In September 2005, we completed an initial public offering of common stock. In connection with that offering, our various equity securities that were outstanding prior to the offering were converted into common stock. In addition, we became a guarantor, on a subordinated basis, of Global Cash Access, Inc.’s senior subordinated notes.
Other than insubstantial assets that are immaterial in amount and nature, the sole asset of Global Cash Access Holdings, Inc. is the capital stock of Global Cash Access, Inc. The consolidated financial data set forth and discussed below reflects our financial condition as if Global Cash Access, Inc. had been a wholly-owned subsidiary of Global Cash Access Holdings, Inc. during each of periods and at the dates presented.
In connection with our conversion from a limited liability company to a corporation for United States federal income tax purposes, we recognized deferred tax assets and liabilities from the expected tax consequences of differences between the book basis and tax basis of our assets and liabilities at the date of conversion into a taxable entity. Prior to our conversion to a corporation, we operated our business as a limited liability company that was treated as a pass through entity for United States federal income tax purposes, making our owners responsible for taxes on their respective share of our earnings. The pro forma information presented with our consolidated statements of income reflects the expected tax effects had we operated our business through a taxable corporation during all periods presented.
Principal sources of revenues and expenses
We derive our revenues as follows:
Cash advance. Cash advance revenues are comprised of transaction fees assessed to gaming patrons in connection with credit card cash advances and POS debit card transactions at the time the transactions are authorized. Such fees are based on a combination of a fixed amount plus a percentage of the face amount of the credit card cash advance or POS debit card transaction amount. The average amount disbursed per cash advance transaction has increased in recent years, contributing to our revenue growth. We expect this trend to continue.
ATM. ATM revenues are comprised of transaction fees in the form of cardholder surcharges assessed to gaming patrons in connection with ATM cash withdrawals at the time the transactions are authorized and reverse interchange fees paid to us by the patrons’ issuing banks. Cardholder surcharges are recognized as revenue when a transaction is initiated and reverse interchange is recognized as revenue on a monthly basis based on the total transactions occurring during the month. The cardholder surcharges assessed to gaming patrons in connection with ATM cash withdrawals are currently a fixed dollar amount and not a percentage of the transaction amount. The number of transactions completed at our ATM machines has increased in recent years, contributing to our revenue growth. We expect this trend to continue.
Check services. Check services revenues are principally comprised of check warranty revenues and are generally based upon a percentage of the face amount of checks warranted. These fees are paid to us by gaming establishments. In some cases, gaming establishments pass on the fees to patrons. The face amount of checks warranted through us has declined in recent years as patrons increasingly use card-based electronic payment methods. This has led to a decline in our check services revenue. In the last three quarters, however, we have seen growth in check services revenue, but it would be premature to conclude that this is a trend.
Central credit and other revenues. Central Credit revenues are based upon either a flat monthly unlimited usage fee or a variable fee structure driven by the volume of patron credit histories generated. QuikCredit and QuikMarketing revenues are based upon a fee for a specific service performed, while money transfer revenue is a fixed commission based upon the number of transactions processed.
Our principal costs and expenses include:
Cost of revenues (exclusive of depreciation and amortization). Cost of revenues (exclusive of depreciation and amortization) are costs and expenses directly related to the generation of revenue. For cash advance, ATM and, to a lesser extent, check services, we pay a commission to the gaming establishment at which the transaction occurs. Commissions are the largest component of cost of revenues (exclusive of depreciation and amortization). We expect commissions to increase as a percentage of revenue as new contracts are signed or existing contracts are renewed. We pay credit card associations and POS debit networks interchange fees for services they provide in routing transactions through their networks. In addition, we pay fees to participate in various ATM networks. The amounts of these interchange fees are determined by the card associations and networks in their sole discretion, and are subject to increase in their discretion from time to time. Many of our cash advance contracts enable us to pass through to our gaming establishment customers, who may in turn pass through to patrons, the amount of any increase in interchange or processing fees. We expect the major card associations to increase interchange rates at least annually. We pay connectivity and processing fees to our network services providers. We incur warranty expense when checks that we have warranted through our Central Credit check warranty service or that TeleCheck has warranted through its check warranty service are dishonored upon presentment for payment. Our contract with TeleCheck limits our warranty expense for checks warranted by TeleCheck to a maximum percentage of the total face amount of dishonored checks. We have no limits on warranty expense for our Central Credit check warranty service. Other cost of revenues (exclusive of depreciation and amortization) consist primarily of costs related to delivering our Central Credit service and our patron marketing activities.
Operating expenses. Operating expenses consist primarily of salaries and benefits, legal expenses, armored carrier expenses, bank fees, telecommunications expenses and the cost of repair and maintenance on our cash access devices.
Interest expense. Interest expense includes interest incurred on our senior secured credit facilities and our senior subordinated notes, and the amortization of deferred financing costs. Interest expense also includes the cash usage fees associated with the cash used in our ATM machines.
Interest income. We generate interest income on the amount of cash in our bank accounts and on cash that is deposited into accounts to settle our credit card cash advance and POS debit card transactions.
Income tax. Our earnings are subject to taxation under the tax laws of the jurisdictions in which we operate. Prior to our conversion to a Delaware corporation, our domestic earnings were not subject to taxation because we were organized as a Delaware limited liability company, which is a flow-through entity for tax purposes. Subsequent to our conversion to a Delaware corporation, our domestic earnings have been subject to corporate taxation.
Minority interest. We operate a cashless gaming joint venture with IGT through QuikPlay, of which we own 60% of the equity interests and of which IGT owns 40% of the equity interests. The joint venture was formed to develop and market a cash access product that allows patrons to utilize a debit card to access cash directly at gaming machines. The minority interest shown on the consolidated financial statements reflects the addition to our net income of the 40% of QuikPlay, LLC’s losses that are attributable to IGT.

Results of operations
Three months ended March 31, 2006 compared to three months ended March 31, 2005
The following table sets forth the unaudited condensed consolidated results of operations for the three months ended March 31, 2006 and March 31, 2005 (amounts in thousands):

	Three Months Ended

	March 31, 2006		March 31, 2005

	$	%	$	%

REVENUES:
Cash advance	$67,055	51.6%	$56,778	51.8%
ATM	53,160	40.9%	43,773	39.9%
Check services	7,244	5.6%	6,309	5.8%
Central Credit and other revenues	2,376	1.8%	2,806	2.6%

Total revenues	129,835	100.0%	109,666	100.0%
Cost of revenues (exclusive of depreciation and amortization)	(91,351)	70.4%	(72,465)	66.1%
Operating expenses	(15,290)	11.8%	(12,013)	11.0%
Amortization	(1,502)	1.2%	(1,364)	1.2%
Depreciation	(1,065)	0.8%	(1,952)	1.8%

OPERATING INCOME	20,627	15.9%	21,872	19.9%

INTEREST INCOME (EXPENSE), NET
Interest income	555	0.4%	451	0.4%
Interest expense	(10,248)	7.9%	(10,932)	10.0%

Total interest income (expense), net	(9,693)	7.5%	(10,481)	9.6%

INCOME BEFORE INCOME TAX PROVISION AND MINORITY OWNERSHIP LOSS	10,934	8.4%	11,391	10.4%
INCOME TAX PROVISION	(4,007)	3.1%	(4,083)	3.7%

INCOME BEFORE MINORITY OWNERSHIP LOSS	6,927	5.3%	7,308	6.7%
MINORITY OWNERSHIP LOSS, net of tax	36	0.0%	32	0.0%

NET INCOME	$6,963	5.4%	$7,340	6.7%

OTHER DATA:
Aggregate dollar amount processed (in billions):
Cash advance	$1.4	—	$1.1	—
ATM	2.9	—	2.4	—
Check warranty	$0.3	—	$0.3	—
Number of transactions completed (in millions):
Cash advance	2.5	—	2.3	—
ATM	16.7	—	14.3	—
Check warranty	1.3	—	1.1	—

Total Revenues
Total revenues for the quarter ended March 31, 2006 were $129.8 million, an increase of $20.2 million, or 18.4%, as compared to the quarter ended March 31, 2005.
The increase in revenues from the first quarter of 2005 to the first quarter of 2006 was primarily due to the reasons described below.
Cash Advance. Cash advance revenue for the quarter ended March 31, 2006 was $67.1 million, an increase of $10.3 million, or 18.1%, as compared to the quarter ended March 31, 2005. The total amount of cash disbursed increased 19.3% from $1.1 billion to $1.4 billion and the number of transactions completed increased 9.3% from 2.3 million to 2.5 million. Revenue per cash advance transaction increased 8.1% from $24.63 to $26.63.
ATM. ATM revenue for the quarter ended March 31, 2006 was $53.2 million, an increase of $9.4 million, or 21.4%, as compared to the quarter ended March 31, 2005. The increase was primarily attributable to a 16.2% increase in the number of transactions from 14.3 million to 16.7 million. Revenue per ATM transaction increased 4.6% from $3.05 to $3.19. There was a 24.3% increase in the total amount of cash disbursed from $2.4 billion to $2.9 billion.
Check Services. Check services revenue for the quarter ended March 31, 2006 was $7.2 million, an increase of $0.9 million, or 14.8%, as compared to the quarter ended March 31, 2005. The face amount of checks warranted increased 25.5% from $257.3 million to $322.8 million. The number of checks warranted increased 12.9% from 1.1 million to 1.3 million, while the average face amount per check warranted increased from $230.46 to $256.08. Check warranty revenue as a percent of face amount warranted was 2.12% in the 2006 quarter as compared to 2.33% for the quarter ended March 31, 2005, and revenue per check warranty transaction increased 0.9% from $5.37 to $5.42.
Central Credit and Other. Central Credit and other revenues for the quarter ended March 31, 2006, were $2.4 million, a decrease of $0.4 million, or 15.3%, from $2.8 million in the quarter ended March 31, 2005.
Costs and Expenses
Cost of Revenues (Exclusive of Depreciation and Amortization). Cost of revenues (exclusive of depreciation and amortization) increased 26.1% from $72.5 million to $91.4 million. The largest component of cost of revenues (exclusive of depreciation and amortization) is commissions, and commissions increased 26.2% in the 2006 quarter as contracts were signed or renewed at higher commission rates than experienced in the 2005 quarter. The second-largest component of cost of revenues (exclusive of depreciation and amortization) is interchange; interchange expenses increased 26.8%. The third major component of cost of revenues (exclusive of depreciation and amortization), warranty expenses, increased 24.5%. We expect that commissions, interchange and warranty expenses will continue to increase, and we expect that for the remaining quarters of 2006 cost of revenues (exclusive of depreciation and amortization) will increase at a rate faster than revenues.
Operating Expenses. Operating expenses for the quarter ended March 31, 2006 were $15.3 million, an increase of $3.3 million, 27.3%, as compared to the quarter ended March 31, 2005. Operating expenses in the 2006 quarter included $2.0 million in non-cash compensation expenses related to our implementation of SFAS No. 123(R), Share-Based Payment, for equity awards issued to our employees. The increase in operating expenses in the 2006 quarter is primarily attributable to increased payroll and related benefits and taxes from the addition of several employees as the infrastructure of the organization has been expanded to meet the new demands of operating as a stand alone public entity. Additionally, expenses associated with the operation of the Company’s ATMs increased with the increase in ATM volume.
Depreciation and Amortization. Depreciation expense for the quarter ended March 31, 2006 was $1.1 million, a decrease of $0.9 million, or 45.4% compared to the 2005 quarter. The decrease in depreciation expense is principally related to the equipment acquired in the 2001 InnoVentry acquisition becoming fully depreciated in the third quarter of 2005. Amortization expense, which relates principally to computer software, customer contracts and our 3-in-1 patent, increased from $1.4 million to $1.5 million, as a result of the acquisition of our 3-in-1 patent in the third quarter of FY 2005.
Primarily as a result of the factors described above, operating income for the quarter ended March 31, 2006 was $20.6 million, a decrease of $1.2 million, or 5.7%, as compared to the quarter ended March 31, 2005.
Interest Income (Expense), Net. Interest income was $555 thousand in the first quarter of 2006, an increase of 23.1% from the first quarter of 2005, due primarily to higher average cash balances in the first quarter of 2006.
Interest expense for the quarter ended March 31, 2006, was $10.2 million, a decrease of $0.7 million, or 6.3%, as compared to the quarter ended March 31, 2005. Higher interest rates on our senior secured credit facilities were offset by lower average borrowings in the first quarter of 2006. Interest expense on borrowings (including amortization of deferred financing costs) was $6.7 million in the 2006 quarter as compared to $8.9 million in the 2005 quarter. The cash usage fee for cash used in our ATMs is included in interest expense. ATM cash usage fees were $3.5 million in the first quarter of 2006 as compared to $2.0 million in the same quarter of 2005. This increase was a result of an increase in the average amount of outstanding ATM cash from $272.3 million in the first quarter of 2005 to $290.4 million in the first quarter of 2006 and an increase in the effective interest rate for the quarter from 3.0% to 4.9% for the same periods respectively.
Primarily as a result of the foregoing, income before income tax provision and minority ownership loss was $10.9 million for the quarter ended March 31, 2006, a decrease of $0.5 million, or 4.0%, as compared to the 2005 quarter.
Income Tax. The provision for income taxes in the first quarter of 2006 represents our estimate of the effective tax rate for the year of 36.7%. This rate is higher than the statutory tax rate in effect for 2005 due to the non-deductible income tax treatment of the non-cash compensation expense related to incentive stock options granted to employees. Due to the amortization of our deferred tax assets, actual cash taxes paid on pretax income generated in the first quarter of 2006 will be substantially lower than the provision.
Primarily as a result of the foregoing, income before minority ownership loss was $6.9 million for the quarter ended March 31, 2006, a decrease of $0.4 million, or 5.2%, as compared to the 2005 quarter.
Minority Ownership Loss, Net of Tax. Minority ownership loss, net of tax attributable to QuikPlay for the quarter ended March 31, 2006 was $36 thousand as compared to $32 thousand in the comparable period of 2005.
Primarily as a result of the foregoing, net income was $7.0 million for the quarter ended March 31, 2006, a decrease of $0.4 million as compared to the 2005 quarter.

Year ended December 31, 2005 compared to year ended December 31, 2004
The following table sets forth the condensed consolidated results of operations for the years ended December 31, 2005 and December 31, 2004 (amounts in thousands):

	December 31, 2005		December 31, 2004

	$	%	$	%

Revenues
Cash advance	$235,055	51.8%	$209,962	52.1%
ATM	182,291	40.1	158,433	39.3
Check services	26,376	5.8	23,768	5.9
Central Credit and other revenues	10,358	2.3	10,840	2.7

Total revenues	454,080	100.0	403,003	100.0
Cost of revenues (exclusive of depreciation and amortization)	(309,002)	(68.1)	(270,112)	(67.0)
Operating expenses	(50,685)	(11.2)	(45,322)	(11.2)
Depreciation and amortization	(12,109)	(2.7)	(13,548)	(3.4)

Operating income	82,284	18.1	74,021	18.4

Interest income (expense), net	(51,879)	(11.4)	(32,025)	(7.9)

Income before income tax (provision) benefit and minority ownership loss	30,405	6.7	41,996	10.4
Income tax (provision) benefit	(8,032)	(1.8)	212,346	52.7

Income before minority ownership loss	22,373	4.9	254,342	63.1
Minority ownership loss, net of tax	218	0.0	213	0.1

Net income	$22,591	5.0%	$254,555	63.2%

Income before income tax (provision) benefit and minority ownership loss			$41,996	10.4%
Pro forma provision for income taxes			(15,119)	(3.8)
Minority ownership loss, net of tax			213	0.1

Pro forma net income			$27,090	6.7%

Total revenues
Total revenues for the year ended December 31, 2005 were $454.1 million, an increase of $51.1 million, or 12.7%, as compared to the year ended December 31, 2004. This increase was primarily due to the reasons described below.
Cash advance. Cash advance revenue for the year ended December 31, 2005 was $235.1 million, an increase of $25.1 million, or 12.0%, as compared to the year ended December 31, 2004. This increase was primarily due to a 12.7% increase in credit card cash advance revenue and a 5.6% increase in POS debit card transaction revenue. The total amount of cash disbursed increased

10.5% from $4.2 billion to $4.7 billion and the number of transactions completed increased 3.2% from 8.8 million to 9.1 million. Revenue per cash advance transaction increased 8.5%, from $23.76 to $25.78. Cash advance revenue from our operations in the United Kingdom for the year ended December 31, 2005 was $7.4 million.
ATM. ATM revenue for the year ended December 31, 2005 was $182.3 million, an increase of $23.9 million, or 15.1%, as compared to the year ended December 31, 2004. The increase was primarily attributable to a 10.8% increase in the number of transactions from 53.2 million to 58.9 million. Revenue per ATM transaction increased 3.7% from $2.98 to $3.09. There was a 17.7% increase in the total amount of cash disbursed from $8.4 billion to $9.9 billion.
Check services. Check services revenue for the year ended December 31, 2005 was $26.4 million, an increase of $2.6 million, or 11.0%, as compared to the year ended December 31, 2004. The face amount of checks warranted increased 20.0% from $0.9 billion to $1.1 billion. The number of checks warranted increased 7.7% from 4.3 million to 4.7 million, while the average face amount per check increased from $217.20 to $242.08. Revenue as a percent of face amount was 2.19% in 2005 as compared to 2.40% for the year ended December 31, 2004, and revenue per transaction increased 1.9% from $5.21 to $5.31. The increases in our check services business were directly attributable to the new Central Credit Check Warranty product that was introduced in 2005. This product expands upon the services offered in our existing TeleCheck warranty product, and has allowed us to obtain some larger check cashing accounts. For 2006, we expect check services revenue to grow as we expand upon our Central Credit Check Warranty product, but our expectation from 2007 and beyond is to see a decline in total check services revenue as patrons increasingly use ATMs, POS debit cards and credit cards to access funds.
Central credit and other. Central Credit and other revenues for the year ended December 31, 2005, were $10.4 million, a decrease of $0.5 million, or 4.4%, as compared to the year ended December 31, 2004. The decrease was primarily a result of pricing concessions given to certain customers in connection with the signing of new contracts for cash access services.
Costs and expenses
Cost of revenues (exclusive of depreciation and amortization). Cost of revenues (exclusive of depreciation and amortization) increased 14.4% from $270.1 million to $309.0 million. The largest component of cost of revenues (exclusive of depreciation and amortization) is commissions, and commissions increased 11.4% in 2005 as contracts were signed or renewed at higher commission rates than experienced in 2004. Included within commission expense is $1.6 million in commission payments to two customers regarding contract terms and conditions that we consider to be unusual in nature. The second-largest component of cost of revenues (exclusive of depreciation and amortization) is interchange; interchange expenses increased 19.8%. Warranty expenses, the third-largest component of cost of revenues (exclusive of depreciation and amortization) increased 35.6%. This increase was primarily the result of the introduction of the Central Credit Check Warranty Product that began full scale operations in 2005. We expect that commissions and interchange will continue to increase, and we expect that in 2006 cost of revenues (exclusive of depreciation and amortization) will increase at a rate faster than revenues.
Operating expenses. Operating expenses for the year ended December 31, 2005 were $50.7 million, an increase of $5.4 million, or 11.8%, as compared to the year ended December 31, 2004. Included in operating expenses in 2005 is $1.1 million of expense that we consider to be unusual in nature related to the write-off of a receivable from a check services provider. Excluding these unusual expenses, operating expenses in 2005 would have been $49.6 million, an increase of $4.3 million, or 9.4%, from 2004. This increase is primarily due to additional staffing requirements to support the Company’s additional responsibilities of being a publicly traded entity. Operating expenses for 2005 also included significant legal expenses associated with the Company’s patent infringement lawsuit regarding its “3-in-1 Rollover” patent. For year ended December 31, 2005, legal fees incurred in this effort were $2.1 million. The Company intends to continue to incur these expenses until such time as a satisfactory resolution of the matter is concluded. We believe that excluding the unusual items for 2005 provides a more representative understanding of our 2005 operating expenses. We expect that operating expenses will increase in 2006 at a rate of growth lower than the rate of growth in cost of revenues (exclusive of depreciation and amortization).
Depreciation and amortization. Depreciation expense for the year ended December 31, 2005 was $6.8 million, a decrease of $1.1 million, or 13.5%, as compared to the year ended December 31, 2004. The decrease was primarily due to a certain fixed assets acquired as part of various acquisitions in 2000 becoming fully depreciated in 2005 yet remaining in service. Amortization expense, which relates principally to computer software and customer contracts, decreased $0.4 million from $5.7 million to $5.3 million, as a result of certain capitalized software projects becoming fully amortized.
Primarily as a result of the factors described above, operating income for the year ended December 31, 2005 was $82.3 million, an increase of $8.3 million, or 11.2%, as compared to the year ended December 31, 2004.
Interest income (expense), net. Interest income (expense), net, was $51.9 million in 2005, an increase of $19.9 million, or 62.0%, from $32.0 million in 2004. Interest income was $1.8 million in 2005, an increase of $0.5 million, or 37.7%, as compared to 2004. Interest expense for the year ended December 31, 2005, was $44.2 million, an increase of $10.8 million, or 32.5%, as compared to December 31, 2004. Interest expense on borrowings (including amortization of deferred financing costs) was $33.9 million in 2005 as compared to $27.6 million in 2004. The cash usage fee for cash used in our ATMs is included in interest expense. ATM cash usage fees were $10.2 million in 2005 as compared to $5.7 million in 2004, an increase of $4.5 million or 79.0%. The increase resulted primarily from increases in the LIBOR rate on which those funds are priced. The loss on early extinguishment of debt of $9.5 million in 2005 was a result of the $7.2 million premium paid to retire $82.25 million of the Company’s senior subordinated notes and the write-off of $2.3 million of capitalized debt issuance costs associated with these borrowings.
Primarily as a result of the foregoing, income before income tax (provision) benefit and minority ownership loss was $30.4 million for the year ended December 31, 2005, a decrease of $11.6 million, or 27.6%, as compared to the prior year.
Income tax. Income tax expense of $8.0 million for the year ended December 31, 2005, represents foreign income tax expense of $1.2 million, United States state and federal income tax expense of $9.9 million, and the benefit associated with the final adjustment to the value of the deferred tax asset created by the Recapitalization and the Private Equity Restructuring of $3.1 million.
Our determination of the amount of the deferred tax asset depends upon the gain reported by the sellers in both the Recapitalization and the Private Equity Restructuring. This adjustment was derived from information contained in the former partners final 2004 partnership income tax returns filed with the Internal Revenue Service in the fourth quarter of 2005. We expect that the deferred tax asset will be amortized over the 15 year period ending in May 2019, with the result that our United States federal income taxes paid (to the extent that we have taxable income) will be approximately $16.5 million lower per year than the amount we record as income tax expense during that period.
Primarily as a result of the foregoing, income before minority ownership loss was $22.4 million for the year ended December 31, 2005, a decrease of $232.0 million, or 91.2%, as compared to the prior year.
Minority ownership loss. Minority ownership loss attributable to QuikPlay, LLC for the year ended December 31, 2005 was $218 thousand, virtually unchanged from $213 thousand as compared to the year ended December 31, 2004. We expect that QuikPlay, LLC will record a loss in 2006 as well.
Primarily as a result of the foregoing, net income was $22.6 million for the year ended December 31, 2005, a decrease of $232.0 million, or 91.1%, as compared to the prior year.

Year ended December 31, 2004 compared to year ended December 31, 2003
The following table sets forth the condensed consolidated results of operations for the years ended December 31, 2004 and December 31, 2003 (amounts in thousands):

	December 31, 2004		December 31, 2003

	$	%	$	%

Revenues
Cash advance	$209,962	52.1%	$186,547	52.4%
ATM	158,433	39.3	132,341	37.2
Check services	23,768	5.9	26,326	7.4
Central Credit and other revenues	10,840	2.7	10,500	3.0

Total revenues	403,003	100.0	355,714	100.0
Cost of revenues (exclusive of depreciation and amortization)	(270,112)	(67.0)	(232,463)	(65.4)
Operating expenses	(45,322)	(11.2)	(45,430)	(12.8)
Depreciation and amortization	(13,548)	(3.4)	(14,061)	(4.0)

Operating income	74,021	18.4	63,760	17.9

Interest income (expense), net	(32,025)	(7.9)	(5,450)	(1.5)

Income before income tax benefit (provision) and minority ownership loss	41,996	10.4	58,310	16.4
Income tax benefit (provision)	212,346	52.7	(321)	(0.1)

Income before minority ownership loss	254,342	63.1	57,989	16.3
Minority ownership loss, net of tax	213	0.1	400	0.1

Net income	$254,555	63.2%	$58,389	16.4%

Income before income tax benefit (provision) and minority ownership loss	$41,996	10.4%	$58,310	16.4%
Pro forma provision for income taxes	(15,119)	(3.8)	(21,062)	(5.9)
Minority ownership loss	213	0.1	400	0.1

Pro forma net income	$27,090	6.7%	$37,648	10.6%

Total revenues
Total revenues for the year ended December 31, 2004 were $403.0 million, an increase of $47.3 million, or 13.3%, as compared to the year ended December 31, 2003. This increase was primarily due to the reasons described below.
Cash advance. Cash advance revenue for the year ended December 31, 2004 was $210.0 million, an increase of $23.4 million, or 12.6%, as compared to the year ended December 31, 2003. This increase was primarily due to a 51.2% increase in POS debit card transaction revenue and a 9.4% increase in credit card cash advance revenue. The total amount of cash disbursed increased 12.0% from $3.8 billion to $4.2 billion and the number of transactions completed increased 8.6% from 8.1 million to 8.8 million. Revenue per cash advance transaction increased 3.6%, from $22.93 to $23.76.
ATM. ATM revenue for the year ended December 31, 2004 was $158.4 million, an increase of $26.1 million, or 19.7%, as compared to the year ended December 31, 2003. The increase was primarily attributable to a 16.4% increase in the number of transactions from 45.7 million to 53.2 million. Revenue per ATM transaction increased 2.9% from $2.90 to $2.98. There was a 21.9% increase in the total amount of cash disbursed from $6.9 billion to $8.4 billion.
Check services. Check services revenue for the year ended December 31, 2004 was $23.8 million, a decrease of $2.6 million, or 9.7%, as compared to the year ended December 31, 2003. The face amount of checks warranted declined 9.0% from $1.0 billion to $0.9 billion. The number of checks warranted decreased 12.0% from 4.9 million to 4.3 million, while the average face amount per check warranted increased from $209.89 to $217.20. Check warranty revenue as a percent of face amount warranted was 2.40% in 2004 as compared to 2.46% for the year ended December 31, 2003, and revenue per check warranty transaction increased 0.8% from $5.17 to $5.21.
Central credit and other. Central Credit and other revenues for the year ended December 31, 2004, were $10.8 million, an increase of $0.3 million, or 3.2%, as compared to the year ended December 31, 2003. The increase was primarily a result of our prior year price increases being in effect for the entire year and increases in our marketing revenue.
Costs and expenses
Cost of revenues (exclusive of depreciation and amortization). Cost of revenues (exclusive of depreciation and amortization) increased 16.2% from $232.5 million to $270.1 million. The largest component of cost of revenues (exclusive of depreciation and amortization) is commissions, and commissions increased 17.2% in 2004 as contracts were signed or renewed at higher commission rates than experienced in 2003. The second-largest component of cost of revenues (exclusive of depreciation and amortization) is interchange; interchange expenses increased 16.0%. Warranty expenses increased 3.3% even as check service revenue declined.
Operating expenses. Operating expenses for the year ended December 31, 2004 were $45.3 million, a decrease of $0.1 million, or 0.2%, as compared to the year ended December 31, 2003. Operating expenses in 2004 include several expenses aggregating $6.1 million that we consider to be unusual in nature. These expenses consist of $2.3 million in settlement and related expenses of a lawsuit, $1.5 million in payment of disputed Canadian GST taxes, $1.8 million in expenses related to the Private Equity Restructuring, and $0.5 million of other unusual expenses. Excluding these unusual expenses, operating expenses in 2004 would have been $39.2 million, a reduction of $6.2 million, or 13.6%, from 2003. This reduction is primarily due to the full year of cost savings that were obtained through various initiatives in 2003, including the restructuring of certain ATM service contracts, headcount reductions, and renegotiation of the TeleCheck agreement. We believe that excluding the unusual items for 2004 provides a more representative understanding of our 2004 operating expenses.
Depreciation and amortization. Depreciation expense for the year ended December 31, 2004 was $7.9 million, an increase of $0.3 million, or 4.3%, as compared to the year ended December 31, 2003. The increase was primarily due to the procurement of additional ATM equipment. Amortization expense, which relates principally to computer software and customer contracts, decreased $0.8 million from $6.5 million to $5.7 million, as a result of certain capitalized software projects becoming fully amortized.
Primarily as a result of the factors described above, operating income for the year ended December 31, 2004 was $74.0 million, an increase of $10.3 million, or 16.1%, as compared to the year ended December 31, 2003.
Interest income (expense), net. Interest income was $1.3 million in 2004, essentially unchanged from $1.3 million in 2003. Interest expense for the year ended December 31, 2004, was $33.3 million, an increase of $26.6 million, or 393.1%, as compared to December 31, 2003. The increase is primarily due to the borrowings incurred in March 2004 in connection with the Recapitalization. Interest expense on borrowings (including amortization of deferred financing costs) was $27.6 million in 2004 as compared to $0 in 2003. The cash usage fee for cash used in our ATMs is included in interest expense. ATM cash usage fees were $5.7 million in 2004 as compared to $6.8 million in 2003, a reduction of $1.0 million or 15.5%. The reduction resulted primarily from a more favorable supply agreement for ATM cash that was entered into in June 2004.
Primarily as a result of the foregoing, income before income tax benefit (provision) and minority ownership loss was $42.0 million for the year ended December 31, 2004, a decrease of $16.3 million, or 28.0%, as compared to the prior year.
Income tax. For all of 2003, we operated as a limited liability company. As a consequence, all of our United States federal and state tax obligations were passed through to our members and we recorded no provision for such taxes. Income tax expense of $0.3 million in 2003 was entirely attributable to income taxes in non-United States jurisdictions. In 2004, we operated as a limited liability company up until May 14, 2004, at which point we converted to a Delaware corporation and elected to be taxed at the corporate level. United States income tax obligations for the period prior to May 14, 2004, were passed through to our members. Income tax benefit of $212.3 million for the year ended December 31, 2004, represents foreign income tax expense of $1.7 million, United States state and federal income tax expense of $8.8 million, and the estimated realization of a net deferred tax asset created by the Recapitalization and the Private Equity Restructuring of $222.9 million.
The amount of the net deferred tax asset was dependent upon the ultimate gain reported by the sellers in both the Recapitalization and the Private Equity Restructuring. The amount included as income in 2004 was based on current estimates of those gains. To the extent that we received revised information about the gain realized by the sellers, we were obligated to recompute the deferred tax asset. Changes in the balance of the deferred tax asset were recognized as income tax benefit or expense in the period in which we received the revised information.
Primarily as a result of the foregoing, income before minority ownership loss was $254.3 million for the year ended December 31, 2004, an increase of $196.4 million, or 338.6%, as compared to the prior year.
Minority ownership loss. Minority ownership loss attributable to QuikPlay, LLC for the year ended December 31, 2004 was $0.2 million, a decrease of $0.2 million as compared to the year ended December 31, 2003. This decrease was primarily due to a full year of revenue being realized in 2004 as opposed to only a partial year in 2003.
Primarily as a result of the foregoing, net income was $254.6 million for the year ended December 31, 2004, an increase of $196.2 million, or 336.0%, as compared to the prior year.

Critical accounting policies
The preparation of our financial statements in conformity with United States GAAP requires us to make estimates and assumptions that affect our reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities in our consolidated financial statements. The SEC has defined a company’s critical accounting policies as the ones that are most important to the portrayal of the financial condition and results of operations, and which require management to make its most difficult and subjective judgments, often as a result of the need to make estimates about matters that are inherently uncertain. Based on this definition, we have identified our critical accounting policies as those addressed below. We also have other key accounting policies that involve the use of estimates, judgments and assumptions. You should review the notes to our consolidated financial statements for a summary of these policies. We believe that our estimates and assumptions are reasonable, based upon information presently available; however, actual results may differ from these estimates under different assumptions or conditions.
Goodwill
We have approximately $156.8 million in net unamortized goodwill on our consolidated balance sheet at March 31, 2006 resulting from our acquisition of other businesses. The accounting standard requires an annual review of goodwill and other non-amortizing intangible assets for impairment. We completed our most recent annual assessment on October 1, 2005 and it was determined that no impairment adjustment was necessary at that time. The annual evaluation of goodwill and other non-amortizing intangible assets requires the use of estimates about future cash flows of each reporting unit to determine their estimated fair value. Changes in forecasted cash flows can materially affect these estimates, which could significantly affect our results of operations.
Income taxes
We are subject to income taxes in the United States as well as various states and foreign jurisdictions in which we operate. We account for income taxes under SFAS No. 109, Accounting for Income Taxes, whereby deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or income tax returns. Deferred tax assets and liabilities are determined based on differences between financial statement carrying amounts of existing assets and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.
The effect on the income tax provision and deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We are unaware of any circumstances that would cause the deferred tax assets to not be realizable.
Revenue recognition
We recognize revenue when evidence of an arrangement exists, services have been rendered, our price fixed or determinable and collectibility is reasonably assured. We evaluate our revenue streams for proper timing of revenue recognition.
Cash advance revenue is comprised of upfront patron transaction fees assessed at the time the transaction is initiated and a percentage of the face amount of the cash advance. Cash advance revenue is recognized at the point that a negotiable money order instrument is generated by the casino cashier.
ATM revenue is comprised of upfront patron transaction fees assessed at the time the transaction is initiated and a percentage of interchange fees paid by the patron’s issuing bank. These issuing banks share the interchange revenue, or reverse interchange, with us to cover the costs we incur to acquire the ATM transaction. Upfront patron transaction fees are recognized when a transaction is authorized, and reverse interchange is recognized on a monthly basis.
Check services revenue is generally contractually based upon a percentage of the face amount of total checks warranted. Check services revenue is recognized on a monthly basis.
Central Credit revenue is based upon either a flat monthly unlimited usage fee or a variable fee structure driven by the volume of patron credit histories generated. This revenue is recognized on a monthly basis. QuikCredit revenue is comprised of the upfront patron transaction fee assessed at the time the transaction is initiated and is a percentage of the face amount of the check provided by the patron to the gaming establishment. Revenue derived from our patron marketing products and services is recognized upon completion of services.
Recently issued accounting pronouncements
In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment, which establishes accounting standards for all transactions in which an entity exchanges its equity instruments for goods and services. SFAS No. 123(R) focuses primarily on accounting for transactions with employees, and carries forward without change prior guidance for share-based payments for transactions with non-employees.
SFAS No. 123(R) eliminates the intrinsic value measurement objective in APB Opinion No. 25 and generally will require us to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the date of the grant. The standard requires grant date fair value to be estimated using either an option-pricing model, which is consistent with the terms of the award, or a market observed price, if such a price exists. Such cost must be recognized over the period during which an employee is required to provide service in exchange for the award, that is, the requisite service period (which is usually the vesting period). The standard also requires us to estimate the number of instruments that will ultimately be issued, rather than accounting for forfeitures as they occur.
On April 14, 2005, the Securities and Exchange Commission (“SEC”) issued a rule that amends the required compliance dates for SFAS No. 123(R). The new SEC rule allows companies to delay implementing SFAS No. 123(R) until the beginning of their next fiscal year, instead of the next reporting period, that begins after June 15, 2005. Effective January 1, 2006, the Company adopted SFAS No. 123(R) using the modified prospective method. In the three months ended March 31, 2006, we recorded stock-based compensation expense of $2.0 million.
In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, amending APB 29, which treated nonmonetary exchanges of similar productive assets as an exception from fair value measurement. SFAS No. 153 replaces this exception with a general exception from fair value measurement for exchanges of nonmonetary assets that do not have commercial substance. Nonmonetary exchanges have commercial substance if the future cash flows of an entity are expected to change significantly as a result of the exchange. This statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company adopted this standard in 2006 and the adoption did not have a material impact on our results of operations, financial position or cash flows.
In March 2005, the FASB issued FIN No. 47, Accounting for Conditional Asset Retirement Obligations. FIN No. 47 clarifies that the term conditional asset retirement obligation as used in SFAS No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is was effective December 31, 2005. The adoption of FIN 47 did not have a material effect on the Company’s results of operations, financial position or cash flows.
In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, requiring retrospective application to prior-period financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 also redefines “restatement” as the revising of previously issued financial statements to reflect correction of errors made. SFAS No. 154 is effective for accounting charges and corrections of errors made in fiscal years beginning after December 15, 2005. The Company adopted this standard in 2006 and the adoption did not have a material impact on our results of operations, financial position or cash flows.
In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments, an amendment of SFAS No. 133 and SFAS No. 140. The provisions of SFAS No. 155 are effective for all financial instruments acquired or issued after the beginning of the first fiscal year after September 15, 2006. SFAS No. 155 will be effective for the Company beginning in the first quarter of 2007. This pronouncement primarily resolves certain issues addressed in the implementation of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, concerning beneficial interests in securitized financial assets. The Statement is effective for all financial instruments acquired, issued, or subject to a remeasurement event occurring after the beginning of the 2007 fiscal year. The Company is evaluating any future effect of this pronouncement.

Liquidity and capital resources
Cash flows
The following table summarizes our cash flows for the years ended December 31, 2005 and 2004, and the three months ended March 31, 2006 and 2005, respectively:

	Years ended		For three months
	December 31,		ended March 31,

	2005	2004	2006	2005

Net cash provided by operating activities	$38,585	$75,212	$16,599	$7,773
Net cash used in investing activities	(17,860)	(4,861)	(2,495)	(2,421)
Net cash used in financing activities	(35,190)	(43,950)	(2,012)	(31,220)
Net effect of exchange rates on cash and cash equivalents	11	(247)	32	11

Net (decrease) increase in cash and cash equivalents	(14,454)	26,154	12,124	(25,857)
Cash and cash equivalents— beginning of period	49,577	23,423	35,123	49,577

Cash and cash equivalents— end of period	$35,123	$49,577	$47,247	$23,720

Our principal source of liquidity is cash flows from operating activities, which were $38.6 million and $75.2 million for the years ended December 31, 2005 and 2004, respectively and $16.6 million and $7.8 million for the three months ended March 31, 2006 and 2005, respectively. Our cash flows from operating activities are influenced by changes in settlement receivables and the timing of payments related to settlement liabilities. As a result, our cash flows from operating activities have changed and may in the future change substantially based upon the timing of our settlement liability payments. We calculate our net cash position as cash and cash equivalents plus settlement receivables less settlement liabilities. The following table presents our net cash position at year-end for the last two fiscal years:

			As of
	December 31,		March 31,

	2005	2004	2006

Cash and cash equivalents	$35,123	$49,577	$47,247
Settlement receivables	60,164	30,357	23,922
Settlement liabilities	(59,782)	(42,192)	(23,997)

Net cash position	$35,505	$37,742	$47,172

Net cash used in investing activities totaled $17.9 million and $4.9 million for the years ended December 31, 2005 and 2004, respectively, and $2.5 million and $2.4 million for the three months ended March 31, 2006 and 2005, respectively. Included in net cash used in investing activities for the years ended December 31, 2005 and 2004, were funds spent on software development in the amounts of $0.6 million and $0.6 million, and funds spent on the procurement of cash access equipment, computer and other hardware in the amounts of $6.5 million and $3.2 million, respectively. In 2005 we paid $10.0 million for the purchase of the “3-in-1 rollover” patent from USA Payments. In 2004, we also made severance payments in the aggregate amount of $1.0 million to two departing executives in consideration of covenants not to compete with us for a period of two years. We have capitalized those non-compete agreements and are amortizing them over the term of the non-compete period.
Included in net cash used in investing activities for the three months ended March 31, 2006 and 2005, funds spent on purchased software and software development in the amounts of $0.2 million and $0.4 million, funds spent on the procurement of cash access equipment, computer and other hardware in the amounts of $2.3 million and $2.1 million, respectively.
We have met our capital requirements to date through cash flows from operating activities. We currently expect that capital expenditures in 2006 will exceed $8 million, which is the annual limit allowed under our senior secured credit facilities. We will seek to obtain a waiver of this restriction or to refinance our senior secured debt, but if we are unsuccessful in doing so, we could be in breach of this provision at the end of 2006.
Net cash used in financing activities was $35.2 million and $44.0 million for the years ended December 31, 2005 and 2004, respectively. In 2005, we completed an initial public offering of our common stock that resulted in net proceeds, after underwriting discounts and commissions, of $130.9 million. We utilized these proceeds and existing cash balances to repay $157.2 million in scheduled and voluntary debt principal and debt issuance costs incurred in connection with the amendment of our senior secured credit facility. Net cash used in financing activities in 2004 is the result of $464.3 million in net borrowings (which include debt repayments, and payments for debt issuance costs), $508.6 million of distributions on or redemptions of membership interests, and $0.3 million in capital contributions from IGT related to QuikPlay, LLC, our joint venture with IGT.
Net cash used in financing activities was $2.0 million and $31.2 million for the three months ended March 31, 2006 and 2005, respectively. In the three months ended March 31, 2006 and 2005, we repaid $2.3 million and $31.5 million of principal on our credit facilities. In the three months ended March 31, 2006, the net cash used also includes payments for debt issuance costs of $0.1 million. Cash provided from financing activities includes $0.2 million and $0.3 million in capital contributions for QuikPlay from our minority investor in the three months ended March 31, 2006 and 2005, respectively. Additionally, in the 2006 quarter we obtained proceeds from the exercising of employee options under our equity compensation programs totaling $0.2 million.
Indebtedness
On March 10, 2004 we entered into senior secured credit facilities arranged by Banc of America Securities LLC with Bank of America, N.A. as administrative agent in an aggregate principal amount of $280.0 million, consisting of a five-year revolving credit facility of $20.0 million and a six-year term loan facility of $260.0 million. Proceeds of the term loan under the senior secured credit facilities were used to finance in part the Recapitalization and to pay related fees and expenses. The revolving credit facility will be used to provide ongoing working capital and for other general corporate purposes. Amounts available under this revolving credit were reduced by $3.1 million of letters of credit outstanding at March 31, 2006. The terms of our senior secured credit facilities require that a significant portion of our excess cash flow be devoted to reducing amounts outstanding under these facilities. In 2005, we made voluntary prepayments under the term loan, which satisfy our obligations for excess cash flow sweep repayments for 2005. Under the terms of our senior secured credit facilities we are required to maintain financial covenants related to our leverage ratio, senior leverage ratio and fixed charge cover ratio. Additionally, we have a covenant related to our allowable capital expenditures. We believe we were in compliance with all of our debt covenants as of March 31, 2006.
On April 14, 2005, we entered into an Amended and Restated Credit Agreement pursuant to which some of the terms in our senior secured credit facilities were modified. Among other things, the Amended and Restated Credit Agreement and related documents provide the following:

•	the Applicable Margin over LIBOR on which our interest expense is based was reduced from 275 basis points to 225 basis points, with further reductions possible dependent on our leverage ratio and credit ratings. Based upon our leverage ratio at December 31, 2005 and an upgrade of our debt ratings by Moody’s Investors Service in January 2006, the Applicable Margin was reduced to 175 basis points as of April 7, 2006. Until April 14, 2006, we will be required to pay as a fee to Banc of America Securities, our agent with respect to the Amended Agreement, 50% of the savings in interest expense between what we would have paid under the terms of the original credit facility and what we actually pay. This fee for issuance costs will be paid monthly and is capitalized as part prepaid expenses, and amortized to interest expense in our financial statements;

•	the Excess Cash Flow Sweep percentage reduces from 75% to 50% at leverage levels below 4.25x and is eliminated at leverage levels below 3.0x;

•	the requirement to devote 50% of the net proceeds from our initial public offering to prepay borrowings under the Term Loan was eliminated;

•	we became obligated to use a portion of the net proceeds from our initial public offering to redeem 35% of the senior subordinated notes at the redemption price specified in the Indenture governing the notes; and

•	capital expenditures may not exceed $8 million per annum.
The Amended and Restated Credit Agreement contains financial and other restrictive covenants that limit our ability to engage in activities that we may believe to be in our long-term best interests. These restrictions include, among other things, limits on our ability to make investments, pay dividends, incur debt, sell assets, or merge with or acquire another entity. Our failure to comply with those covenants could result in an event of default, which, if not cured or waived, could result in the acceleration of all of our debt. Certain matters may arise that require us to get waivers or modifications of these covenants. For example, we expect that our capital expenditures in 2006 will exceed the amounts allowed under the credit facilities due to capital expenditures we expect to incur in connection with commencing operations under our contract with MGM MIRAGE. As another example, if we decide to obtain money transmitter licenses, we may be required to secure letters of credit or surety bonds in excess of the amounts currently allowed. We may address these risks by seeking modifications or waivers of our existing agreements, by refinancing those agreements, or both. If we are unable to get these matters waived, modified or refinanced, an event of default could occur which, if not cured or waived, could result in the acceleration of all of our debt.
On March 10, 2004, we completed a private placement offering of $235.0 million 8 3/4 % senior subordinated notes due 2012. On October 14, 2004, we completed an exchange offer of the notes for registered notes of like tenor and effect (the “Notes”). All of the Global Cash Access, Inc.’s existing and future domestic wholly owned subsidiaries are guarantors of the Notes on a senior subordinated basis. In addition, effective upon the closing of our initial public offering of common stock, we guaranteed, on a subordinated basis, all of Global Cash Access, Inc.’s obligations under the Notes.
Interest on the Notes accrues based upon a 360-day year comprised of twelve 30-day months and is payable semiannually on March 15th and September 15th. On October 31, 2005, $82.25 million or 35% of these Notes were redeemed at a price of 108.75% of face, out of the net proceeds from our initial public offering. On or after March 15, 2008, we can redeem all or a portion of the Notes at redemption prices of 104.375% on or after March 15, 2008, 102.188% on or after March 15, 2009 or 100.000% on or after March 15, 2010.
The following is a summary of our contractual cash obligations as of December 31, 2005, including our senior subordinated notes and our senior secured credit facilities:

	Contractual cash obligations

(amounts in thousands)	Total	1 year	2-3 years	4-5 years	After 5 years

Long-term debt	$321,412	$9,242	$18,483	$140,937	$152,750
Estimated interest payments(1)	143,402	28,420	55,037	39,897	20,048
Operating leases	2,236	522	1,001	713	0
Purchase commitments(2)	19,313	2,341	4,682	4,682	7,608

Total cash obligations	$486,363	$40,525	$79,203	$186,229	$180,406

(1) Estimated interest payments are computed using the interest rate in effect at December 31, 2005 multiplied by the principal balance outstanding after scheduled principal amortization payments. For the senior secured credit facility and the senior subordinated notes the rates assumed are 6.64% and 8.75%, respectively.
(2) The Company obtains transaction processing services from USA Payments, a company controlled by the principals of M&C, pursuant to the Amended and Restated Agreement for Electronic Payment Processing. Under terms of this agreement, GCA is obligated to pay USA Payments a fixed monthly processing fee and minimum transaction volume fees through the termination of this agreement in March 2014.
Deferred tax asset
At March 31, 2006, we had a net deferred income tax asset of a $203.7 million. We recognized a deferred tax asset upon our conversion from a limited liability company to a corporation on May 14, 2004. Prior to that time, all tax attributes flowed through to the members of the LLC. The principal component of the deferred tax asset is a difference between our income for financial accounting and tax purposes. This difference results from a significant balance of Acquired Goodwill (approximately $686 million) which is recorded for tax purposes but not for accounting purposes. This asset is amortized over 15 years for tax purposes, resulting in annual pretax income being $45.7 million lower for tax purposes than for financial accounting purposes. At an estimated tax rate of 36%, this results in tax payments being approximately $16.5 million less than the provision for income taxes shown on the income statement for financial accounting purposes. Over the 15 year life, this is an aggregate of $247.0 million in cash savings.
Other liquidity needs and resources
On September 28, 2005, we completed an initial public offering of 9.0 million shares of common stock, and on October 11, 2005, the underwriters exercised their over allotment option to purchase an additional 1.1 million shares of our common stock. The total proceeds to us from the offering (after deducting underwriting discounts and commissions) were $130.9 million. We used $90.3 million of these proceeds to redeem senior subordinated notes (including a redemption premium and accrued interest), $10.0 million to acquire ownership of the “3-in-1 rollover” patent, and $20.0 million to voluntarily prepay amounts due under the term loan portion of our senior secured credit facility. In December 2005, the remaining $10.5 million of the initial public offering proceeds and cash balances on hand were utilized to prepay an additional $15.0 million of amounts due under the term loan portion of our senior secured credit facility.
Bank of America, N.A. supplies us with currency needed for normal operating requirements of our ATMs pursuant to a treasury services agreement. Under the terms of this agreement, we pay a monthly cash usage fee based upon the product of the average daily dollars outstanding in all ATMs multiplied by the average London Interbank Offered Rate, or LIBOR, for one-month United States dollar deposits for each day that rate is published in that month plus a margin of 25 basis points. We are therefore exposed to interest rate risk to the extent that the applicable LIBOR rate increases. As of March 31, 2006, the rate in effect, inclusive of the 25 basis points margin, was 5.1%, and the currency supplied by Bank of America, N.A. pursuant to this agreement was $324.0 million.
We need supplies of cash to support our foreign operations. For some foreign jurisdictions, such as the United Kingdom, applicable law and cross-border treaties allow us to transfer funds between our domestic and foreign operations efficiently. For other foreign jurisdictions, we must rely on the supply of cash generated by our operations in those foreign jurisdictions, and the cost of repatriation is prohibitive. For example, CashCall Systems, Inc., the subsidiary through which we operate in Canada, generates a supply of cash that is sufficient to support its operations, and all cash generated through such operations is retained by CashCall Systems, Inc. As we expand our operations into new foreign jurisdictions, we must rely on treaty-favored cross-border transfers of funds, the supply of cash generated by our operations in those foreign jurisdictions or alternate sources of working capital.
We operate a cashless gaming joint venture with IGT through QuikPlay, of which we own 60% of the equity interests and IGT owns 40% of the equity interests. The joint venture was formed to develop and market a cash access product that allows patrons to utilize a debit card to access cash directly at gaming machines. Pursuant to the terms of our agreement with IGT, we are obligated to invest up to our pro rata share of $10.0 million in capital to QuikPlay. Our obligation to invest additional capital in QuikPlay is conditioned upon capital calls, which are in our sole discretion. As of March 31, 2006, we had invested a total of $4.0 million in QuikPlay.
We believe that borrowings available under our senior secured credit facilities together with our anticipated operating cash flows will be adequate to meet our anticipated future requirements for working capital, capital expenditures and scheduled interest and principal payments on the Notes and under our senior secured credit facilities through at least the next 12 months and for the foreseeable future. We may seek, if necessary or otherwise advisable and to the extent permitted under the indenture governing the notes and the terms of the senior secured credit facilities, additional financing through bank borrowings or public or private debt or equity financings. We cannot assure you that additional financing, if needed, will be available to us, or that, if available, the financing will be on terms favorable to us. The terms of any additional debt or equity financing that we may obtain in the future could impose additional limitations on our operations and/or management structure. We also cannot assure you that our estimates of our reasonably anticipated liquidity needs are accurate or that new business developments or other unforeseen events will not occur, resulting in the need to raise additional funds.
Off-balance sheet arrangements
We obtain currency to meet the normal operating requirements of our domestic ATMs and ACMs pursuant to a treasury services agreement with Bank of America, N.A. Under this agreement, all currency supplied by Bank of America, N.A. remains the sole property of Bank of America, N.A. at all times until it is dispensed, at which time Bank of America, N.A. obtains an interest in the corresponding settlement receivable. Because it is never an asset of ours, supplied cash is not reflected on our balance sheet. Because Bank of America, N.A. obtains an interest in the settlement receivables, there is no liability reflected on our balance sheet corresponding to the supplied cash. The fees that we pay to Bank of America, N.A. pursuant to the treasury services agreement are reflected as interest expense in our financial statements. Foreign gaming establishments supply the currency needs for the ATMs located on their premises.
As of March 31, 2006, we have $3.0 million in standby letters of credit outstanding as a collateral security for First Data Corporation (“FDC”) related to a Sponsorship Indemnification Agreement whereby First Data agreed to continue their guarantee of performance for us to Bank of America for our sponsorship as a Bank Identification Number (“BIN”) and Interbank Card Association (“ICA”) licensee under the applicable Visa and MasterCard rules. GCA has agreed to indemnify FDC and its affiliates against any and all losses and expenses arising from its indemnification obligations pursuant to that agreement. Additionally, we had $0.1 million in standby letters of credit issued and outstanding as collateral on surety bonds for certain licenses held related to our Nevada check cashing licenses.
Effects of inflation
Our monetary assets, consisting primarily of cash and receivables, are not significantly affected by inflation. Our non-monetary assets, consisting primarily of our deferred tax asset, goodwill and other intangible assets, are not affected by inflation. We believe that replacement costs of equipment, furniture and leasehold improvements will not materially affect our operations. However, the rate of inflation affects our operating expenses, such as those for salaries and benefits, armored carrier expenses, telecommunications expenses and equipment repair and maintenance services, which may not be readily recoverable in the financial terms under which we provide our cash access products and services to gaming establishments and their patrons.
Quantitative and qualitative disclosures about market risk
In the normal course of business, we are exposed to foreign currency exchange risk. We operate and conduct business in foreign countries and, as a result, are exposed to movements in foreign currency exchange rates. Our exposure to foreign currency exchange risk related to our foreign operations is not material to our results of operations, cash flows or financial position. At present, we do not hedge this risk, but continue to evaluate such foreign currency translation risk exposure. At present, we do not hold any derivative securities of any kind.
Bank of America, N.A. supplies us with currency needed for normal operating requirements of our domestic ATMs and ACMs pursuant to a treasury services agreement. Under the terms of this agreement, we pay a monthly cash usage fee based upon the product of the average daily dollars outstanding in all ATMs and ACMs multiplied by the average LIBOR for one-month

United States dollar deposits for each day that rate is published in that month plus a margin of 25 basis points. We are therefore exposed to interest rate risk to the extent that the applicable LIBOR rate increases. As of March 31, 2006, the rate in effect, inclusive of the 25 basis points margin, was 5.1% and the currency supplied by Bank of America, N.A. pursuant to this agreement was $324.0 million. Based upon the average outstanding amount of currency to be supplied by Bank of America pursuant to this agreement during the three months ended March 31, 2006, which was $290.4 million, each 1% change in the applicable LIBOR rate would have a $2.9 million impact on income before tax benefit and minority ownership loss over a 12-month period. Foreign gaming establishments supply the currency needs for the ATMs located on their premises.
Our senior secured credit facilities bear interest at rates that can vary over time. We have the option of having interest on the outstanding amounts under these credit facilities paid based on a base rate (equivalent to the prime rate) or based on the Eurodollar rate (equivalent to LIBOR). We have historically elected to pay interest based on one month United States dollar LIBOR, and we expect to continue to pay interest based on LIBOR of various maturities. Our interest expense on these credit facilities is the applicable LIBOR rate plus a margin on 175 basis points for the term loan portion and LIBOR plus 175 basis points for the revolving credit portion. At March 31, 2006, we had $0 drawn under the revolving credit portion and we had $166.3 million outstanding under the term loan portion at an interest rate, including the margin, of 7.1%. Based upon the outstanding balance on the term loan of $166.3 million on December 31, 2005, each 1% increase in the applicable LIBOR rate would add an additional $1.7 million of interest expense over a 12-month period.

Business
Overview
We are a provider of cash access products and related services to the gaming industry in the United States, the United Kingdom, Canada, the Caribbean, Switzerland and Belgium. Our products and services provide gaming establishment patrons access to cash through a variety of methods, including Automated Teller Machine (“ATM”) cash withdrawals, credit card cash advances, point-of-sale, or POS, debit card transactions, check verification and warranty services and money transfers. In addition, we provide products and services that improve credit decision-making, automate cashier operations and enhance patron marketing activities for gaming establishments.
We provide cash access products and related services at approximately 1,060 gaming establishments worldwide. In general, our contracts with gaming establishments are exclusive, range in duration from three to five years and are global in that they govern all of an operator’s gaming establishments wherever they are located around the world.
In 2005, we processed over 72.7 million transactions which resulted in approximately $15.7 billion in cash being disbursed to gaming patrons. For the year ended December 31, 2005, we generated revenues and operating income of $454.1 million and $82.3 million, respectively. For the three months ended March 31, 2006, we generated revenues and operating income of $129.8 million and $20.6 million, respectively.
We began our operations in July 1998 as a joint venture limited liability company among M&C International and entities affiliated with Bank of America and First Data Corporation. In September 2000, Bank of America sold its entire ownership interest in us to M&C International and First Data Corporation. In March 2004, all of our outstanding capital stock was contributed to a holding company and all of First Data Corporation’s interest in us was redeemed. Simultaneously, Bank of America reacquired an ownership interest in us. In May 2004, M&C International sold a portion of its ownership interest to a number of private equity investors, including entities affiliated with Summit Partners, and we converted from a limited liability company to a corporation.
Our principal executive offices are located at 3525 East Post Road, Suite 120, Las Vegas, Nevada 89120. Our telephone number is (800) 833-7110. Our web site address is www.globalcashaccess.com. The information on our web site is not part of this Registration Statement on Form S-1 or our other filings with the Securities and Exchange Commission.
Our business
Our cash access products and services enable three primary types of electronic payment transactions: ATM cash withdrawals, credit card cash advances and POS debit card transactions. As of March 31, 2006, patrons could complete any of these three transactions at any one of 936 Casino Cash Plus 3-in-1 ATM machines, 300 Automated Cashier Machines (“ACMs”) or 106 3-in-1 Enabled QuickJack Plus devices. We own nearly all of these devices. In addition, patrons can complete credit card cash advances and POS debit card transactions at any one of the approximately 2,825 QuikCash kiosks, all of which we own. We intend to provide a private label credit card though our Arriva Card, Inc. subsidiary that allows patrons to complete cash advances at any of our devices and enjoy a number of ancillary benefits designed for gaming establishment patrons. We also provide check verification and warranty services to gaming establishments that cash patron checks.

ATM cash withdrawals
ATM cash withdrawal transactions represent the largest category of electronic payment transactions that we process, as measured by dollar and transaction volume. In an ATM cash withdrawal, a patron directly withdraws funds from his or her bank account by swiping an ATM card through either our Casino Cash Plus 3-in-1 ATM or ACMs. Our processor then routes the transaction request through an electronic funds transfer, or EFT, network to the patron’s bank. Depending upon a number of factors, including the patron’s account balance and daily withdrawal limit (which is usually $300 to $500 during a 24-hour period and is determined by the patron’s bank), the bank will either decline or authorize the transaction. If the transaction is authorized, then the ATM or ACM machine dispenses the cash to the customer. The patron’s bank account is debited by the amount of cash disbursed plus a surcharge that we assess the patron for the use of our machine, which is currently a fixed dollar amount and not a percentage of the transaction size. In most circumstances we share a portion of this surcharge with our gaming establishment customer for the right to operate on its premises. We also receive a fee we refer to as reverse interchange from the patron’s bank for accommodating the bank’s customer.
Credit card cash advances and POS debit card transactions
Patrons can also obtain credit card cash advances and POS debit card transactions using our Casino Cash Plus 3-in-1 ATMs or ACM machines as well as at our QuikCash kiosks. A patron’s credit card cash advance limit is set by the card issuing bank based on the patron’s credit profile. These limits vary significantly and can be larger or smaller than the POS debit limit. A credit card cash advance transaction obligates the patron to repay the issuing bank over time on terms that are preset by the cardholder agreement. A patron’s POS debit card allows him or her to make cash withdrawals at the point of sale in an amount equal to the lesser of the amount of funds in his or her account or a daily limit that is generally five to ten times as large as the patron’s daily ATM limit. A POS debit card transaction immediately reduces the balance in the patron’s account.
When a patron requests a credit card cash advance or POS debit card transaction, our processor routes the transaction request through one of the card association (e.g., VISA or MasterCard) or EFT networks (e.g., Star, Interlink or Maestro) to the issuing bank. Depending upon several factors such as the available credit or bank account balance, the transaction is either authorized or declined by the issuing bank, and, if authorized, the patron’s bank account is debited or their credit balance is increased by an amount equal to the funds requested plus a service fee that we charge the patron, which is a percentage of the transaction size. If the transaction is authorized, our machines inform the patron that the transaction has been approved. If the transaction involves one of the card associations that has permitted us to complete transactions at an ACM, cash is dispensed. Otherwise, our machines instruct the patron to proceed to the casino cashier to complete the transaction, because credit card cash advances and POS debit card transactions involving other card associations must currently be completed in face-to-face environments and a unique signature must be received in order to comply with rules of those card associations. Once at the cashier, the patron acknowledges payment of the fee and authorizes the transaction by signing a check made payable to the casino in an amount equal to the face amount and receives the face amount in cash. We remit the face amount to our money order provider and retain the fee. The gaming establishment deposits the money order in its own bank, and after a period of two to three days, the money order is presented to our money order provider for payment. As in the case of ATM withdrawals, we pay the gaming establishment a portion of the service fee as a commission for the right to operate on their premises, although this payment as percentage of the fee is generally smaller for credit card cash advances and POS debit card transactions than for ATM withdrawals. In addition, we are obligated to pay interchange fees to the issuing bank and processing costs related to the electronic payment transaction.
Credit card cash advances using our Arriva Card are processed similar to those described above, except that the transaction requests are routed directly to our licensed banking institution partner that issues the cards and we avoid paying interchange fees.
Check verification and warranty services
Although the usage of checks relative to other forms of payment is declining, a significant number of patrons still cash checks at gaming establishments to fund their gaming play. When a patron presents a check at the cashier, the gaming establishment can accept or deny the transaction based on its own customer information and at its own risk; it can obtain third-party verification information about the check writer and the check to manage its risk; or it can obtain a warranty on payment of the check which entitles the gaming establishment to reimbursement of the full face amount of the check if it is dishonored.
There are a number of check verification services. One such service is our Central Credit database, which is used primarily by gaming establishments to make credit issuing decisions, also has information on the check cashing history of many patrons. In general, we do not charge separately for this service on a per transaction basis, but rather charge a fixed monthly subscription fee.
If a gaming establishment chooses to have a check warranted, it sends a request to a check warranty service provider, asking whether it will warrant the check. If the check warranty service provider warrants payment on the check, the gaming establishment is obligated to pay a fee for that service. The gaming establishment then pays the patron the face amount and deposits the check. If the check is dishonored by the patron’s bank, the gaming establishment invokes the warranty, and the check warranty service provider purchases the check from the gaming establishment for the face amount and then pursues collection activities on its own.
TeleCheck is currently our primary check warranty service provider. Under our agreement with TeleCheck, we receive all of TeleCheck’s check warranty revenue, less operating expenses and warranty expenses. Operating expenses are fixed at a percentage of TeleCheck’s check warranty revenues. Warranty expenses are defined as any amounts paid by TeleCheck to gaming establishments to purchase dishonored checks. Our agreement further provides that TeleCheck will pay us the actual collections realized within 120 days after a check is purchased, subject to the obligation to pay us a guaranteed minimum amount of dishonored checks. As described in more detail below, we have developed our own Central Credit check warranty service as an alternative to TeleCheck’s check warranty service.
Central Credit
In addition to the three primary types of electronic payment transactions described above, a small number of gaming establishment patrons can access funds through credit extended by gaming establishments. Central Credit is the leading gaming patron credit bureau, and it allows gaming establishments to improve their credit-making decisions. Our Central Credit database contains decades of gaming patron credit history and transaction data on millions of gaming patrons. Our gaming credit reports are comprised of information recorded from patron experiences at hundreds of gaming establishments. We provide such information to gaming establishments, who use that data, among other things, to determine if or how much credit they will grant credit to a patron. At a gaming establishment’s request, we can augment the information provided in our gaming credit reports with traditional credit reports or bank ratings through our relationships with consumer credit bureaus and bank reporting agencies. We charge our customers for Central Credit services on a monthly basis for either unlimited usage or a per transaction fee.
Other
We also market money transfer services that allow patrons to receive money transfers at gaming establishments and provide information services that automate cashier operations and enhance patron marketing activities.
Our products and services
Our customer solutions consist of cash access products and services, information services and cashless gaming products.

Cash access products and services	Information services	Cashless gaming products

• Casino Cash Plus 3-in-1 ATM	• Central Credit	• TODD
• QuikCash	• QuikCash Plus Web	• EDITH
• Automated Cashier Machine	• QuikReports	• 3-in-1 Enabled QuickJack Plus
• Arriva Card	• QuikMarketing
• Check verification and warranty
• QuikCredit
• Money transfers

Cash access products and services
We provide gaming establishments with the ability to enable their patrons to access cash through a variety of products and services.
Casino Cash Plus 3-in-1 ATM is an unmanned, cash-dispensing machine that offers patrons a quick way to access cash through ATM cash withdrawals, POS debit card transactions and credit card cash advances using our patented “3-in-1 rollover” functionality. Statistics show that approximately 30% of standard ATM transactions taking place in gaming properties are denied because of bad Personal Identification Numbers (PIN), exceeded limits, insufficient funds, and other miscellaneous reasons. Our patented “3-in-1 rollover” functionality allows a gaming patron to easily convert an unsuccessful ATM cash withdrawal into a POS debit card transaction or a credit card cash advance. When a patron is denied a standard ATM transaction, our “3-in-1 rollover” functionality automatically provides the option of obtaining funds via a POS debit card transaction or a credit card cash advance. For authorized ATM transactions, the Casino Cash Plus 3-in-1 ATM dispenses cash to the patron. For successful POS debit card transactions and credit card cash advances, once the transaction is authorized, the Casino Cash Plus 3-in-1 ATM instructs the patron to proceed to the cashier who completes the transaction by verifying the patron’s identity, completing the money order in accordance with the rules of major card associations, and dispensing cash to the patron. By providing gaming patrons seamless access to three different transaction types, our “3-in-1 rollover” functionality provides casino patrons ease of access to their money and makes cash available to patrons for gaming within the gaming establishment. In addition to our own ATM machines, we have a strategic alliance with

Hibernia National Bank pursuant to which we have incorporated our “3-in-1 rollover” functionality into Hibernia National Bank ATMs that are located in gaming establishments. As of March 31, 2006 we had incorporated our “3-in-1 rollover” functionality into 49 Hibernia National Bank ATMs that are located in gaming establishments.
QuikCash is the brand name of our stand-alone, non-ATM cash advance kiosks for the gaming industry. Our QuikCash kiosks are customer-activated, touch screen terminals that provide patrons with access to credit card cash advances and POS debit card transactions. Available in countertop, wall-mount, free-standing and handheld models, our QuikCash terminals can be installed or used virtually anywhere in a gaming establishment. For successful advances, once the transaction is authorized, the patron is instructed to proceed to the cashier who completes the transaction by verifying the patron’s identity, completing the money order in accordance with the rules of major card associations, and dispensing cash to the patron. Our terminals provide gaming patrons with fast, reliable, and easily accessible sources of cash close to the areas within the gaming establishment where gaming activity is conducted.
Automated Cashier Machine (ACM) is an unmanned, cash-dispensing “virtual cashier” which was designed to provide casino patrons with credit card cash advances, POS debit card transactions and ATM cash withdrawals as well as check cashing services without the need to visit the cashier after the initial “registration transaction.” Our ACM devices provide gaming patrons the same seamless cash access features as our Casino Cash Plus 3-in-1 ATMs while allowing gaming establishments to reduce the dependency on casino personnel to complete transactions. After an initial face-to-face enrollment transaction performed with the assistance of a gaming establishment’s cashier, our ACMs use biometric facial recognition technology, as a surrogate for face-to-face interaction with the cashier, to verify the patron’s identity. By eliminating the cashier interaction requirement, our ACMs have the potential to reduce transaction times, to improve the customer experience and to reduce a gaming establishment’s cashier labor costs. ATM transactions, check cashing transactions and credit card cash advance and POS debit card transactions involving one of the major card associations can be completed at the ACM without the assistance of a cashier so long as we assume chargeback liability for any transaction in which we do not obtain a contemporaneous cardholder signature, which may result in increased chargeback liability. The use of biometric facial recognition is not an accepted surrogate for face-to-face interaction by other major card associations. We have been actively working with the card associations to achieve broader acceptance of biometric facial recognition as an approved transaction completion protocol. Some of our largest and most sophisticated customers have migrated to the ACM as the standard cash access platform in their gaming establishments.
Arriva Card is a private label credit card that enables gaming patrons to obtain credit card cash advances using any of our devices. Our Arriva Card operations are conducted through our Arriva Card, Inc. subsidiary, together with a licensed banking institution that will issue the cards, own the cardholder accounts, fund each approved transaction and accept the receivables, and a card management company that will provide account management services, such as statement rendering and ancillary benefit provision. Although the cards will be issued by the banking institution, we will be obligated to purchase the receivables, and will therefore bear the risk of nonpayment. Accordingly, the cards will be issued and credit limits determined pursuant to pre-established underwriting guidelines. Initially, we will market the Arriva Card through direct mailings to patrons in our proprietary patron transaction database who have not opted out of such solicitations, advertising at our devices and a web-based affiliate program. In the future, we may collaborate with gaming establishments to market the Arriva

Card, or a co-branded version of the card, to patrons in the gaming establishments’ proprietary patron databases. We will solicit applications from qualified patrons contemporaneous with their unsuccessful attempts to complete credit card cash advances, either at our devices, at the gaming establishment’s cashier, or through our call center. We will underwrite applications in real-time and provide approved applicants with credit limits and temporary cards at the point of application. The Arriva Card allows us to provide gaming patrons with additional cash for gaming play through cash advances that (unlike traditional credit cards) do not begin to accrue interest until after a grace period. Cardholders will be offered a concierge service that will provide access to shows, clubs and restaurants in Las Vegas and other gaming markets. Cardholders may earn loyalty points based upon cash advance volume that may be redeemed for travel, entertainment, lodging or cash back. The Arriva Card allows us to avoid the expense of paying interchange to a card issuing bank, increase the volume of credit card cash advances that we process and establish direct relationships with gaming patrons.
Check verification and warranty services allow gaming establishments to manage or eliminate risk on patron checks that they cash. A gaming establishment can query our Central Credit database to review the check cashing history of a casino patron before deciding whether to cash the patron’s check. If the gaming establishment wants additional protection against loss, it can seek a warranty on payment of the check. We have an exclusive relationship with TeleCheck to market its check warranty services to gaming establishments. As an alternative to TeleCheck’s check warranty service, we have developed our own Central Credit check warranty service that is based upon our Central Credit database, our proprietary patron transaction database, third-party risk analytics and actuarial assumptions.
QuikCredit is a service through which we provide lines of credit to patrons in gaming establishments that choose not to offer in-house credit. Our QuikCredit service allows a gaming establishment to increase the amount of cash available within the gaming establishment without incurring credit risk. To use QuikCredit, a gaming patron deposits a check payable to us with the gaming establishment. The patron’s check is deposited under deferred presentment terms, meaning the check will not be presented for payment for a specified period of time. A gaming establishment using QuikCredit then seeks an authorization from us. We currently query both our Central Credit database and the TeleCheck database to assess the patron’s credit risk. If the check and check writer satisfy risk criteria and underwriting guidelines, we issue an authorization to the gaming establishment to endorse the check over to the gaming establishment and to dispense the patron’s funds. If any authorized check is subsequently dishonored, we purchase the check from the gaming establishment for its face amount, thereby eliminating any collection risk to the gaming establishment. The maximum line of credit we extend is $5,000 per patron and in 2005, the average line of credit extended was approximately $1,400.
Money transfer services are provided through a contractual relationship with Western Union Financial Services, Inc., or Western Union. We are the worldwide exclusive marketer to the gaming industry of Western Union’s electronic and paper-based systems for receiving funds transfers at gaming establishments. Western Union Financial Services, Inc. contracts directly with gaming establishments and we receive a monthly payment based upon the number of transactions completed.

Information services
We market our information services to gaming establishments to improve credit decision-making, to automate cashier operations and to enhance patron marketing activities.
Improve credit decision-making
Central Credit is the leading gaming patron credit bureau, and it allows gaming establishments to improve their credit making decisions. Our Central Credit database contains decades of gaming patron credit history and transaction data on millions of gaming patrons. Our gaming credit reports are comprised of information recorded from patron experiences at hundreds of gaming establishments. We provide such information to gaming establishments, who use that data, among other things, to determine if or how much credit they will grant to a patron. At a gaming establishment’s request, we can augment the information provided in our gaming credit reports with traditional credit reports or bank ratings through our relationships with consumer credit bureaus and bank reporting agencies.
Automated cashier operations
QuikCash Plus (QCP) Web is a proprietary browser-based, full service cash access transaction processing system for casino cashier operations which runs on a gaming establishment’s own computer hardware. Cashiers using QCP Web can process credit card cash advances, POS debit card transactions, check verification and warranty services, money transfer, and Central Credit services online through a single terminal. Without QCP Web, casino cage operators are required to access multiple systems running on disparate hardware and software platforms. QCP Web reduces cage operating complexity, improves transaction times, saves space by eliminating multiple pieces of hardware and reduces training requirements for cage operators resulting in lower operating costs for gaming establishments. QCP Web is delivered as an application service with a customizable user interface that allows gaming establishments to add additional workstations by simply connecting them to the application server. In addition, QCP Web assists gaming establishments in satisfying legal reporting requirements by notifying their designated compliance personnel of the need to generate and file required regulatory reports, such as Currency Transaction Reports, or CTRs, and Suspicious Activity Reports, or SARs.
Enhance patron marketing
Using our proprietary patron transaction database, we provide patron marketing data to gaming establishments. Gaming establishment marketing professionals can use our patron data to develop, implement and refine their customer loyalty programs. Since marketing, including providing complimentary goods and services, is one of a gaming establishment’s largest cost items, we believe that gaming establishments will find our patron marketing services increasingly helpful as they try to attract new patrons and to retain valued patrons. Because we have data on patron cash access activity across multiple gaming establishments, we are uniquely able to help an operator understand how much of a patron’s cash access activity, in aggregate, is being done in other gaming establishments in order to gauge the patron’s loyalty to the gaming establishment.
QuikReports is a browser-based reporting tool that provides marketing professionals with real-time access to, and analysis of, information on patron cash access activity. We provide this information through a secure Internet connection at user-specified levels of detail ranging from aggregated summary information to individual cash access transactions. For example, an operator may use QuikReports to focus its marketing efforts on target patrons by generating a report of the patrons who accessed the greatest amounts of cash at the operator’s gaming establishment during a specified period, and comparing the amounts of cash accessed at the operator’s gaming establishments with the aggregate amounts of cash accessed at other gaming establishments that are part of our network. A gaming establishment may also use QuikReports to monitor or analyze the cash access activities of its patrons to determine peak periods, the relative popularity of various cash access methods, or the traffic volumes, at particular machines in particular locations.
QuikMarketing. Through our QuikMarketing service, we query our proprietary patron transaction database of more than 15 million gaming patrons using criteria supplied by the gaming establishment. We then distribute gaming establishment-supplied marketing materials to patrons in our database that match target patron criteria supplied by the gaming establishment. In 2005, some of our largest customers utilized our QuikMarketing services to execute approximately 19 projects which sent out approximately 1.7 million pieces of mail. Our proprietary patron transaction database includes information that is captured from transactions we process in which personal information is available; ATM transactions are not included. As the applicable transaction volume increases, we continue to build existing patron profiles and add new patron profiles. During 2005, we added approximately 173,000 new patron profiles each month.
Cashless gaming products
A recent trend in gaming has been the movement towards cashless gaming as a more efficient means for gaming operators to manage their slot machine operations. Cashless gaming, also known as “ticket-in-ticket-out,” reduces the amount of cash utilized in slot machines and consequently reduces casino labor needs by dispensing bar-coded tickets instead of cash for jackpots and cash-outs. To capitalize on the movement towards cashless gaming initiatives, we have developed, together with our strategic partners, products that facilitate an efficient means of accessing funds in a cashless gaming environment. Our cash access services are platform independent and our existing infrastructure has been designed to be adaptable to new platforms and/or operating environments.
TODD “Ticket-Out Debit Device” is a cashless gaming product developed by QuikPlay LLC, or QuikPlay, our joint venture with International Game Technology, or IGT, that allows slot machine patrons to access funds without leaving the machines they are playing. When a slot machine is equipped with TODD technology, a slot machine patron swipes his or her POS debit card and enters the PIN and the requested transaction amount on a terminal mounted on the slot machine. If the transaction is approved, the patron’s funds are either credited to the slot machine for play at that machine or a bar-coded ticket is printed that may be used at another ticket-enabled slot machine. TODD-enabled slot machines offer patrons convenience and reduce the amounts of cash carried by patrons. Our cashless slot technology also reduces the cash-handling burden of gaming establishments. Our TODD cashless gaming product has been approved for use in only one casino and cannot be used at any other location until we receive approval from the appropriate authorities.
EDITH “Electronic Debit Interactive Terminal Housing” is a next-generation cashless gaming device developed by QuikPlay that allows gaming patrons to purchase slot machine tickets from a customer-activated kiosk. EDITH is functionally similar to TODD, but instead of being deployed at an individual slot machine, EDITH is a stand-alone unit that is placed at the end of banks of slot machines. EDITH has not yet been approved for use at any gaming establishment.
3-in-1 Enabled QuickJack Plus is a multi-function patron kiosk which incorporates our “3-in-1 rollover” functionality for cash access into self-service kiosks for slot ticket redemption services provided by NRT Technology Corporation, or NRT. When a patron presses the cash out button on a cashless slot machine, the patron receives the value of the winnings on a paper ticket dispensed from a printer embedded in the slot machine. The ticket can then be inserted into other slot machines or exchanged for cash at a QuickJack Plus kiosk. The availability of our cash access services on these slot ticket redemption devices provides us with additional points of contact with gaming patrons at locations that are closer to the slot machines than traditional cash access devices that are typically located on the periphery of the area within the gaming establishment where gaming activity is conducted. These additional points of contact provide gaming patrons with more opportunities to access their cash with less cashier involvement, thereby creating labor cost savings for gaming establishments. In addition, by incorporating our cash access services into QuickJack Plus, we enjoy the benefit of NRT’s existing relationships with gaming establishments and its sales and marketing efforts directed towards additional gaming establishments. Subject to certain exclusions, we have the exclusive right to provide cash access services on self-service redemption devices serviced by NRT. We have a similar alliance with Western Money Systems, another provider of slot ticket and player point redemption kiosks, subject to completion of development and regulatory approval.
Customer service
We operate a customer service call center from our facility in Las Vegas, Nevada that is accessible 24 hours a day, 365 days a year. Our customer service representatives assist cashier personnel and gaming patrons in their use of our products and services. Through our use of third-party translation services, our customer service representatives can serve gaming establishment customers and patrons in approximately 150 different languages.
Intellectual property
We believe that the ability to introduce and respond to technological innovation in the gaming industry will be an increasingly important qualification for the future success of any provider of cash access services. Our continued competitiveness will depend on the pace of our product development; our patent, copyright, trademark and trade secret protection; and our relationships with customers. Our business development personnel work with gaming establishments, our joint venture partners, our strategic partners and the suppliers of the financial services upon which our cash access services rely to design and develop innovative cash access products and services and to identify potential new solutions for the delivery and distribution of cash in gaming establishments.
We have two issued United States patents, six pending United States patent applications and ten United States trademark registrations, some of which are pending registration in the United States and in other countries, including two registered United States trademarks related to our ACM product, one registered United States trademark relating to our name and other trademarks, some of which are only registered in the United States. However, we rely principally on unregistered copyrights and trade secrets for protection of our intellectual property.

Our ACMs use biometric facial recognition technology and our patented “3-in-1 rollover” functionality to provide credit card cash advances, POS debit card transactions, ATM cash withdrawals, check cashing and money transfer services at a single, unmanned machine. These technologies are key differentiating technologies from our competitors.
Some of our systems, such as the software that implements our QCP Web and QuikReports products and the software that drives our ACM product, were developed by Infonox on the Web, a corporation that was previously under common control with M&C International and is now controlled by family members of our director Karim Maskatiya, and are hosted and operated on an infrastructure platform that is owned by Infonox on the Web. We own all of the intellectual property developed by Infonox on the Web to implement our products and services on such infrastructure platform, and Infonox on the Web has granted us an exclusive license in the gaming industry to use its infrastructure platform to deliver our products and services to our customers.
Sales and marketing
We sell and market our products and services to gaming establishments primarily through the use of a direct sales force. The target customers of our direct sales force are gaming establishments in the United States, the United Kingdom, Canada and the Caribbean as well as gaming establishments in developing markets. These gaming establishments include traditional land-based casinos, gaming establishments operated on Native American lands, racinos, riverboats, cruise ships with gaming operations, pari-mutuel wagering facilities and card rooms. In 2003, 2004 and 2005, respectively, revenues from our operations in the United Kingdom, Canada, the Caribbean, Switzerland and Belgium comprised 3.4%, 3.2% and 3.5% of our revenues.
Our sales and marketing efforts are directed by 15 experienced senior sales executives located in various regions across the United States, each with business development responsibility for the gaming establishments in those regions. These senior sales executives target all levels of gaming establishment personnel, including senior executives, finance professionals, marketing staff and cashiers, and seek to educate them on the benefits of our cash access products and services.
The senior sales executives are supported by 27 field account managers, who provide on site customer service to most of our customers in the United States, United Kingdom, Canada, the Caribbean, Switzerland and Belgium. These field account managers reside in the vicinity of the specific gaming establishments that they support to ensure that they respond to the customer service needs of those gaming establishments.
We also have joint sales efforts with a number of strategic partners, including NRT, Western Money Systems and Hibernia National Bank, which allow us to market our cash access services to gaming establishments through channels other than our direct sales force.
Competition
We compete with third-party providers of cash access services, such as Game Financial Corporation, a subsidiary of Fidelity National Information Services Inc. operating as GameCash; Global Payments Inc. operating as Cash & Win; and Cash Systems, Inc. We compete with financial institutions, such as U.S. Bancorp and other regional and local banks that operate ATM machines on the premises of gaming establishments. In some cases, other third-party providers of cash access services and financial institutions have pre-existing relationships with potential customers that we must overcome to enter into contracts with new customers. Some of these other third-party providers and financial institutions have also established cooperative relationships with each other to expand their service offerings.
We face potential competition from gaming establishments that may choose to operate their own in-house cash access systems rather than outsource to us. In the past, some gaming establishments have operated their own in-house cash access systems. We believe that almost all gaming establishments, however, outsource their cash access service to third-party providers because providing these services is not a core competency of gaming establishment operators, and because gaming establishment operators are unable to achieve the same scale that can be obtained by third-party providers that deploy cash access services across multiple gaming establishments.
We may in the future also face competition from traditional transaction processors, such as First Data Corporation, that may choose to enter the gaming patron cash access services market. In connection with our redemption of First Data Corporation’s interest in us, First Data Corporation agreed not to compete with us prior to March 10, 2007. This agreement not to compete, however, is limited to the United States and Canada and is subject to a number of exceptions. Given its familiarity with our business, operations and industry as a result of being our majority owner from inception until March 10, 2004, First Data Corporation could be a significant competitive threat upon the expiration of this covenant not to compete. In addition, we may in the future face potential competition from new entrants into the market for cash access products and related services. Some of these potential competitors may have a number of significant advantages over us, including greater name recognition and marketing power, longer operating histories, pre-existing relationships with current or potential customers and significantly greater financial, marketing and other resources and access to capital which allow them to respond more quickly to new or changing opportunities.
Regulation
Various aspects of our business are subject to gaming regulation and financial services regulation. Depending on the nature of the noncompliance, our failure to comply with these regulations may result in the suspension or revocation of any license or registration at issue, as well as the imposition of civil fines and criminal penalties.
Gaming regulation
We are subject to a variety of gaming and other regulations in the jurisdictions in which we operate. As a general matter, we are regulated by gaming commissions or similar authorities at the state or tribal level, such as the New Jersey Casino Control Commission and New Jersey Division of Gaming Enforcement. In some jurisdictions, such as Nevada, we are considered a supplier of “associated equipment” and could be required by the regulatory authorities, in their discretion, to file a license application. In such event, any of our officers, directors or beneficial owners of our securities could be required to apply for a license or a finding of suitability. To date, we have not been required to file such an application. Most of the jurisdictions in which we operate distinguish between gaming-related suppliers and vendors, such as manufacturers of slot machine or other gaming devices, and non-gaming suppliers and vendors, such as food and beverage purveyors, construction contractors and laundry and linen suppliers. In these jurisdictions, we are typically characterized as a non-gaming supplier or vendor and we must obtain a non-gaming supplier’s or vendor’s license, qualification or approval. The licensure, qualification and approval requirements and the regulations imposed on non-gaming suppliers and vendors are generally less stringent than for gaming-related suppliers and vendors, and as such, we are often subject to a lesser degree of regulation than our customers that directly engage in gaming activities. However, some of the jurisdictions in which we do business do not distinguish between gaming-related and non-gaming related suppliers and vendors, and other jurisdictions categorize our services and/or products as gaming related, and we are subject to the same stringent licensing, qualification or approval requirements and regulations that are imposed upon vendors and suppliers that would be characterized as gaming-related in other jurisdictions. Most state and many tribal gaming regulators require us to obtain and maintain a permit or license to provide our services to gaming establishments. The process of obtaining such permits or licenses often involves substantial disclosure of information about us, our officers, directors and beneficial owners of our securities, and involves a determination by the regulators as to our suitability as a supplier or vendor to gaming establishments.
The expansion of our business or the introduction of new cash access products or services may result in us being characterized as a gaming-related supplier or vendor in jurisdictions in which we are now a non-gaming related supplier or vendor. Our EDITH and TODD cashless gaming products, for example, interact with a gaming establishment’s slot system and operate in close physical proximity to slot machines, and are therefore much more closely connected to gaming activity than our other products and services that provide access to cash independent of any gaming equipment. These differences may result in a regulatory characterization of us as a gaming-related supplier or vendor, which would subject us to an increased regulatory burden which could include, but is not limited to: requiring the licensure or finding of suitability of any of our officers, directors, key employees or beneficial owners of our securities; the termination or disassociation with such officer, director, key employee or beneficial owner of our securities that fails to file an application or to obtain a license or finding of suitability; the submission of detailed financial and operating reports; submission of reports of material loans, leases and financing; and, requiring regulatory approval of some commercial transactions such as the transfer or pledge of equity interests in the Company. These regulatory burdens are imposed upon gaming-related suppliers or vendors on an ongoing basis.
Gaming regulatory authorities have broad discretion and can require any beneficial holder of our securities, regardless of the number of shares of common stock or amount of debt securities owned, to file an application, be investigated, and be subject to a determination of suitability. If the beneficial holder of our securities who must be found suitable is a corporation, partnership, or trust, such entity must submit detailed business and financial information including a list of its officers, directors, partners and beneficial owners. Further disclosure by those officers, directors, partners and beneficial owners may be required. Under some circumstances and in some jurisdictions, an institutional investor, as defined in the applicable gaming regulations, that acquires a specified amount of our securities may apply to the regulatory authority for a waiver of these licensure, qualification or finding of suitability requirements, provided the institutional investor holds the voting securities for investment purposes only. An institutional investor will not be deemed to hold voting securities for investment purposes unless the securities were acquired and are held in the ordinary course of its business.
The changes in our ownership, management and corporate structure that resulted from the recapitalizations of our ownership in 2004 and our conversion from a limited liability company to a corporation in 2004, required us to notify many of the state and tribal gaming regulators under whose jurisdiction we operate. In many cases, those regulators have asked us for further information and explanation of those changes. To date, we have satisfied many of these inquiries, and are continuing to cooperate with those that are ongoing. Given the magnitude of the changes in our ownership that resulted from the recapitalizations, we were required to re-apply for new permits or licenses in some jurisdictions, but were not required to discontinue our operations during the period of re-application. In 2005 we notified many of the state and tribal gaming regulators under whose jurisdictions we operate of our initial public offering of common stock, which required further disclosures or re-applications for new permits or licenses, none of which required us to discontinue our operations in any such jurisdictions. In some jurisdictions we are in the process of obtaining licenses and have yet to receive final approval of such licenses from the applicable regulatory authority. In these jurisdictions, we operate under temporary licenses or without a license. We may not be issued a license in these jurisdictions.
Financial services regulation
Anti-Money Laundering. The USA PATRIOT Act of 2001 and its implementing federal regulations require us to establish and maintain an anti-money laundering program. Our anti-money laundering program includes: (1) internal policies, procedures, and controls designated to identify and report money laundering; (2) a designated compliance officer; (3) an ongoing employee training program; and (4) an independent audit function to test the program.
In addition, the cash access services that we provide are subject to recordkeeping and reporting obligations under the Bank Secrecy Act. Our gaming establishment customers, in situations where our cash access services are provided through gaming establishment cashier personnel, and we, in situations where we provide our cash access services directly to patrons through satellite cashiers or booths that we staff and operate, are required to file a SAR with the U.S. Treasury Department’s Financial Crimes Enforcement Network of any suspicious transaction relevant to a possible violation of law or regulation. To be reportable, the transaction must meet criteria that are designed to identify the hiding or disguising of funds derived from illegal activities. Our gaming establishment customers, in situations where our cash access services are provided through gaming establishment cashier personnel, and we, in situations where we provide our cash access services directly to patrons through satellite cashiers or booths that we staff and operate, are required to file a CTR of each deposit, withdrawal, exchange of currency or other payment or transfer by, through, or to us which involves a transaction in currency of more than $10,000 in a single day. Our QCP Web product can identify transactions that give rise to reporting obligations. When we issue or sell drafts for currency in amounts between $3,000 and $10,000, we maintain a record of information about the purchaser, such as the purchaser’s address, Social Security Number and date of birth. Finally, we maintain a record of each extension of credit by us in an amount in excess of $10,000, including the name and address of the person to whom the extension of credit is made, the amount, the nature and purpose of the credit, and the date of the loan.
Following the events of September 11, 2001, the United States and other governments have imposed and are considering a variety of new regulations focused on the detection and prevention of money laundering and money transmitting to or from terrorists and other criminals. Compliance with these new regulations may impact our business operations or increase our costs.
Fund Transfers. Our POS debit card transactions and ATM services are subject to the Electronic Fund Transfer Act, which provides gaming patrons with rights including with respect to disputes relating to unauthorized charges, charges that list the wrong date or amount, charges for goods and services that are not accepted or delivered as agreed, math errors and charges for which a cardholder asks for an explanation or written proof of transaction along with a claimed error or request for clarification. We have implemented the necessary policies and procedures in order to comply with the regulatory requirements for fund transfers.
Money Transmitter. Most states require a money transmitter license in order to issue the negotiable instruments that are used to complete credit card cash advance and POS debit card transactions. We do not hold any money transmitter licenses, but currently issue negotiable instruments as an agent of Integrated Payment Systems, Inc. and Integrated Payment Systems Canada Inc., each of whom holds money transmitter licenses. Our current contract with Integrated Payment Systems, Inc. and Integrated Payment Systems Canada Inc. expires on December 31, 2006. Our performance under this contract is guaranteed by Karim Maskatiya, one of our directors. We are considering obtaining money transmitter licenses, in which event we would become subject to state licensing requirements and regulations governing money transmitters.
Credit Reporting. Our Central Credit gaming patron credit bureau services are subject to the Fair Credit Reporting Act and the Fair and Accurate Credit Transactions Act of 2003, which provide patrons rights to access their Central Credit files, dispute information contained in their Central Credit files and add brief statements to their Central Credit files in the event disputes are not resolved by our investigation. We continue to implement policies and procedures as well as adapt our business practices in order to comply with these laws and regulations. In addition to federal regulation, our Central Credit gaming patron credit bureau services are subject to the state credit reporting regulations which impose similar requirements to the Fair Credit Reporting Act and the Fair and Accurate Credit Transactions Act of 2003.
Debt Collection. Although we currently outsource all debt collection efforts to a third party, we may engage in debt collection efforts for credit extended using our QuikCredit service and we may engage in efforts to collect on dishonored checks purchased by Central Credit pursuant to our check warranty services and chargeback. All such collection practices are subject to the Fair Debt Collections Practices Act, which generally prohibits unfair, deceptive or abusive debt collection practices, as well as consumer-debt-collection laws and regulation adopted by the various states.
Privacy Regulations. Our collection of information from patrons who use our cash access services is subject to the financial information privacy protection provisions of the Gramm-Leach-Bliley Act and its implementing federal regulations. We gather, as permitted by law, non-public, personally-identifiable financial information from patrons who use our cash access services, such as names, addresses, telephone numbers, bank and credit card account numbers, Social Security numbers and income, credit histories and transaction information. The Gramm-Leach-Bliley Act requires us to safeguard and protect the privacy of such non-public personal information. Also, the Gramm-Leach-Bliley Act requires us to make disclosures to patrons regarding our privacy and information sharing policies and give patrons the opportunity to prevent us from releasing information about them to unaffiliated third parties in certain situations. In this regard, we provide patrons with a privacy notice, an opportunity to review our privacy policy, and an opportunity to opt out of specified types of disclosures. In addition to the federal Gramm-Leach-Bliley Act privacy regulations we are subject to state privacy regulations. State privacy regulations impose more stringent limitations on access and use of personal information. We continue to implement policies and programs as well as adapt our business practices in order to comply with state specific privacy laws and regulations.

ATM Operations. Our ATM services are subject to applicable state banking regulations in each jurisdiction in which we operate ATMs. These regulations require, among other things, that we register with the state banking regulators as an operator of ATMs, that we provide gaming patrons with notices of the transaction fees assessed upon use of our ATMs, that our transaction fees do not exceed designated maximums, that we offer gaming patrons a means of resolving disputes with us, and that we comply with prescribed safety and security requirements.
Check Cashing. In jurisdictions in which we serve as a check casher or agree to defer deposit of gaming patrons’ checks under our QuikCredit services, we are subject to the state licensing requirements and regulations governing check cashing activities. Generally, these regulations require us to obtain a license from the state’s banking regulators to operate as a check casher. Some states also impose restrictions on this activity such as restrictions on the amounts of service fees that may be imposed on the cashing of certain types of checks, requirements as to records that must be kept with respect to dishonored checks, and requirements as to the contents of receipts that must be delivered to gaming patrons at the time a check is cashed.
Arriva Card Operations. As a result of our entry into the consumer credit business through the issuance of a private label credit card through our Arriva Card, Inc. subsidiary, we have become subject to a number of additional federal and state regulations. The terms and conditions of the card must be disclosed to cardholders in accordance with the Federal Truth in Lending Act and Federal Reserve Regulation Z. Certain changes in the terms and conditions will require prior notice to cardholders as well. If a cardholder believes that a transaction has been erroneously posted to his or her account, we will be required to follow error resolution procedures prescribed by Federal Reserve Regulation Z. The denial of a credit application or a cardholder’s request for an increased credit limit, as well as certain other events or circumstances, will require us to provide notice to the consumer in accordance with the Equal Credit Opportunity Act, Federal Reserve Regulation B and the Fair Credit Reporting Act. The Fair and Accurate Credit Transactions Act requires us to take certain measures to combat credit fraud and identity theft. Finally, the licensed banking institution that will issue our private label credit card is organized under Utah law; as such, certain features of the card, such as the periodic interest rate, late fees and other charges, will be governed by Utah law.
Lending. In those states in which we are deemed to operate as a short-term consumer or payday lender as a result of our QuikCredit services, we are subject to the various state regulations governing the terms of the loans. Typically, the state regulations limit the amount that a lender or service provider may lend or provide and, in some cases, the number of loans or transactions that a lender or service provider may make to any customer at one time, restrict the amount of finance or service charges or fees that the lender or service provider may assess in connection with any loan or transaction. The lender or service provider must also comply with various consumer disclosure requirements, which are typically similar or equivalent to the Federal Truth in Lending Act and corresponding federal regulations, in connection with the loans or transactions.
Network and Card Association Regulation. In addition to the governmental regulation described above, some of our services are also subject to rules promulgated by various payment networks, Electronic Funds Transfer (EFT) networks and card associations. For example, we must comply with the Payment Card Industry (PCI) Data Security Standard.

Other regulation
When contracting with tribal owned or controlled gaming establishments, we become subject to tribal laws and regulations that may differ materially from the non-tribal laws and regulations under which we generally operate. In addition to tribal gaming regulations that may require us to provide disclosures or obtain licenses or permits to conduct our business on tribal lands, we may also become subject to tribal laws that govern our contracts. These tribal governing laws may not provide us with processes, procedures and remedies that enable us to enforce our rights as effectively and advantageously as the processes, procedures and remedies that would be afforded to us under non-tribal laws, or to enforce our rights at all, and may expose us to an increased risk of contract repudiation as compared to that inherent in dealing with non-tribal customers. Many tribal laws permit redress to a tribal adjudicatory body to resolve disputes; however, such redress is largely untested in our experience. We may be precluded from enforcing our rights against a tribal body under the legal doctrine of sovereign immunity.
We are also subject to a variety of gaming and other laws and regulations in the United Kingdom, Canada, the Caribbean, Switzerland and Belgium, and we expect to become subject to gaming and other laws in the jurisdictions into which we expand our operations. Our expansion into new markets is dependent upon the adoption of enabling legislation in new jurisdictions and our ability to comply with the regulatory regimes adopted by such jurisdictions. For example, our proposed entry into Macau SAR is subject to our receipt of approvals, licenses or waivers by or from the Macau Monetary Authority. We may not receive such approvals, licenses or waivers in a timely manner or at all. If we do not receive such approvals, licenses or waivers we will not be able to undertake operations in Macau SAR. Similar difficulties in obtaining approvals, licenses or waivers from the monetary authorities of other jurisdictions, in addition to other potential regulatory issues that we have not yet ascertained, may arise in other international jurisdictions into which we wish to enter.
As we develop new services and new products, we may become subject to additional federal and state regulations. For example, in the event that we form or acquire a bank or industrial loan company, we would become subject to a number of additional banking and financial institution regulations, which may include the Bank Holding Company Act. These additional regulations could substantially restrict the nature of the business in which we may engage and the nature of the businesses in which we may invest. In addition, changes in current laws or regulations and future laws or regulations may restrict our ability to continue our current methods or operations or expand our operations and may have a material adverse effect on our business, results of operations and financial condition.
Facilities
Our headquarters are located in a leased facility in Las Vegas, Nevada and consist of approximately 40,000 square feet of office space which is under a lease through May 2011. We operate a sales office in approximately 800 square feet of office space in Atlantic City, New Jersey under a lease through August 2006. We believe that these facilities are adequate for our business as presently conducted.

Employees
As of March 31, 2006, we had 304 employees. We are not subject to any collective bargaining agreements and have never been subject to a work stoppage. We believe that we have maintained good relationships with our employees.
Legal Proceedings
On October 22, 2004, we and USA Payments, as co-plaintiffs, filed a complaint in United States District Court, District of Nevada against U.S. Bancorp d/b/a U.S. Bank, Fidelity National Information Services Inc., Fidelity National Information Services Check Services, Inc., Game Financial Corporation and GameCash, Inc. alleging the infringement of our patented “3-in-1 rollover” functionality. In this litigation, we are seeking an injunction against future infringement of the patent and recovery of damages as a result of past infringement of the patent. In their response, the defendants have denied infringement and have asserted patent invalidity. In addition, the defendants have asserted various antitrust and unfair competition counterclaims.
We are also party to and threatened with various legal disputes and proceedings arising from the ordinary course of general business activities. Resolution of these matters is not expected to have a material adverse effect on our consolidated financial position, results of operations or cash flows; however, the ultimate disposition of any litigation is uncertain.
Available information
Our Internet address is http://www.globalcashaccess.com. We make available free of charge in the “Investor Relations” portion of our website under “SEC Filings” our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports as soon as reasonably practicable after we electronically file or furnish such materials to the SEC. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding our filings at http://www.sec.gov.

Management
Executive officers and directors
The following table sets forth information as to our directors and executive officers, together with their positions and ages as of May 1, 2006. Executive officers are appointed by and serve at the pleasure of our board of directors.

Name	Age	Position

Karim Maskatiya	53	Co-Founder, Co-Chairman and Director
Robert Cucinotta	45	Co-Founder and Director
Kirk Sanford	39	President, Chief Executive Officer and Director
Harry C. Hagerty	45	Executive Vice President, Chief Financial Officer and Secretary
Diran Kludjian	49	Executive Vice President, Sales
Kathryn S. Lever	37	Executive Vice President and General Counsel
Kurt Sullivan	54	Executive Vice President, Check Services and Central Credit
Thomas Sears	47	Executive Vice President, Card Services and Cashless Gaming
Walter G. Kortschak	47	Co-Chairman and Director
Charles J. Fitzgerald	39	Director
E. Miles Kilburn	43	Director
William H. Harris	50	Director

Set forth below is a brief description of the business experience of our directors and executive officers:
Karim Maskatiya is a co-founder and co-chairman of the Company and has served as a member of the board of directors designated by M&C International since our incorporation pursuant to the stockholders agreement that was entered into among our stockholders prior to our initial public offering. Mr. Maskatiya is also President and Chairman of M&C International. From 1992 to present, Mr. Maskatiya has been a principal of USA Processing, Inc., an independent sales organization in the merchant processing industry. From 2000 to present, Mr. Maskatiya has been a principal of MCA Processing, LLC, a developer of electronic payment products. From 2001 to present, Mr. Maskatiya has been a principal of WD International, L.L.C., formerly known as Cornerstone Payment Systems, L.L.C., an independent sales organization in the merchant processing industry. Mr. Maskatiya is also President and Chairman of USA Payments, a payment processing company whose services we use and President of USA Payment Systems, a payment processing company whose services we use. Members of Mr. Maskatiya’s family control Infonox on the Web, a technology research and development company whose services we use. Mr. Maskatiya has also been a real estate investor and developer in Northern California since 1978.
Robert Cucinotta is a co-founder of the Company and has served as a member of the board of directors designated by M&C International since our incorporation pursuant to the stockholders agreement that was entered into among our stockholders prior to our initial public offering.

Mr. Cucinotta is also Secretary of M&C International. From 1992 to present, Mr. Cucinotta has been a principal of USA Processing, Inc. From 2000 to present, Mr. Cucinotta has been a principal of MCA Processing, LLC. From 2001 to present, Mr. Cucinotta has been a principal of WD International, L.L.C., formerly known as Cornerstone Payment Systems, L.L.C. Mr. Cucinotta is also Secretary of USA Payments and Secretary of USA Payment Systems. Mr. Cucinotta has been a real estate investor and developer in Northern California since 1983.
Kirk Sanford has served as our President and Chief Executive Officer since 1999 and was a member of our management committee when we conducted our operations as a limited liability company from 1998 through May 2004. Mr. Sanford joined our board of directors in March 2005. Before serving as our Chief Executive Officer, Mr. Sanford was our Executive Vice President of Sales, Marketing and Product Development from 1998 to 1999. Prior to joining the Company, Mr. Sanford was the general manager of a joint venture between USA Processing, Inc. and BA Merchant Services, Inc. from 1995 to 1998, where he managed the operations, sales, marketing and product development of the joint venture. Prior to this position, Mr. Sanford was Executive Vice President of Sales for Universal Services Association, a start-up merchant payment services company.
Harry C. Hagerty has served as our Executive Vice President, Chief Financial Officer and Secretary since July 2004. Before joining our executive team, Mr. Hagerty was Executive Vice President and Chief Financial Officer of Caesars Entertainment, Inc. from March 2002 to May 2004. Prior to that, he was the Chief Operating Officer of Akula Software, Inc. from October 2001 to March 2002, and Chief Financial Officer from April 2001 to October 2001. From November 1999 to April 2001, he was President of Venator Corporate Advisors. Mr. Hagerty has also served as Managing Director, Investment Banking of BancBoston Robertson Stephens Inc. from March 1998 to November 1999, and Managing Director, Investment Banking of Deutsche Morgan Grenfell Inc. from January 1994 to March 1998.
Diran Kludjian currently serves as our Executive Vice President, Sales and served as our Executive Vice President of North American and International Sales from 1999 to May 2006. Prior to that he was Senior Vice President from November 1998 to 1999. Before joining our executive team, Mr. Kludjian spent five years with First Data Corporation, last serving as a vice president of the Chase Banking Alliance for the entertainment and travel sector. Mr. Kludjian also has 15 years of consumer product sales and marketing experience.
Kathryn S. Lever joined us in September 2005 and currently serves as our Executive Vice President and General Counsel. Prior to joining our executive team, Ms. Lever engaged in corporate and transactional practice at the law firm of Schreck Brignone from 2001 to 2005. From 2000 to 2001, Ms. Lever engaged in securities practice at the law firm of Catalyst Corporate Finance Lawyers in Vancouver, British Columbia, Canada and from 1996 to 2000 engaged in corporate and commercial litigation in Vancouver, British Columbia, Canada.
Kurt Sullivan joined us in December 2000 and currently serves as an Executive Vice President, Check Services and Central Credit where he directs the development and deployment of our QCP Web and ACM products and our QuikCredit and Central Credit check warranty services. Prior to joining us, Mr. Sullivan had 22 years of experience in the gaming industry, including 20 years with Circus Circus Enterprises, Inc. He served on the Board of Directors of Circus Circus Enterprises, Inc. and held several management positions, the most recent being senior vice president of operations and general manager. Mr. Sullivan has also worked for the MGM Grand Hotel & Casino and Park Place Entertainment Corporation.

Thomas Sears currently serves as our Executive Vice President, Card Services and Cashless Gaming and served as our Executive Vice President of Business Development from March 2002 until May 2006. Prior to joining the Company in 2002, Mr. Sears spent seven years at Park Place Entertainment as vice president of operations and vice president of interactive strategies. Prior to that, Mr. Sears spent nine years in operations at Harrah’s Entertainment, Inc., including positions in five different markets (Atlantic City, NJ, Reno, NV, Laughlin, CA, Las Vegas, NV and Vicksburg, MS). Mr. Sears began his career at Harrah’s Entertainment, Inc., which was then known as Holiday Inns, Inc., as a labor analyst in 1984 and eventually served as director of finance during the opening of the Vicksburg facility.
Walter G. Kortschak has served as a co-chairman and member of the board of directors since our incorporation as a designee pursuant to the stockholders agreement that was entered into among our stockholders prior to our initial public offering. Mr. Kortschak is a managing partner and managing member of various entities affiliated with Summit Partners, a private equity and venture capital firm, where he has been employed since June 1989. Prior to that, he was a Vice President at Crosspoint Venture Partners, a venture capital firm. Mr. Kortschak also serves as a director of Somera Communications, Inc., a telecommunications equipment company, the National Venture Capital Association and several privately held companies.
Charles J. Fitzgerald has served as a member of the board of directors since our incorporation as a designee pursuant to the stockholders agreement that was entered into among our stockholders prior to our initial public offering. Mr. Fitzgerald has been a partner and member of various entities affiliated with Summit Partners, a private equity and venture capital firm, since January 2005. Prior to that, he was a principal of Summit Partners from 2002 to 2004 and a vice president from 2001 to 2002. From 1998 to 2001, Mr. Fitzgerald was the chief executive officer of North Systems, Inc., a software vendor. Mr. Fitzgerald also serves as a director of WebSideStory, Inc., a provider of on-demand web analytics and several privately held companies.
E. Miles Kilburn has served as a member of the board of directors since March 2005. Mr. Kilburn has been a private investor since June 2004. Prior to that, he was Executive Vice President and Chief Strategy Officer of Concord EFS, Inc. (which became a wholly-owned subsidiary of First Data Corporation in February 2004) from 2003 to 2004, and Senior Vice President of Business Strategy and Corporate Development from 2001 to 2003. He served as Chief Executive Officer of Primary Payment Systems, Inc., a majority-owned subsidiary of Star Systems, Inc., from 2002 to 2003, and Chief Financial Officer from 1997 to 1999. Mr. Kilburn was Group Executive Vice President and Chief Financial Officer of Star Systems, Inc. from 1999 to 2001.
William H. Harris has served as a member of the board of directors since April 2005. Mr. Harris has been a private investor in and chairman of numerous privately held companies since May 2000. Prior to that, he was Chief Executive Officer of PayPal, Inc. from October 1999 to May 2000. Prior to that, he served as an executive officer, including Chief Executive Officer for a period, of Intuit, Inc. from January 1995 to September 1999. Mr. Harris also serves as a director of Earthlink, Inc., an internet service provider, WebSideStory, Inc., a provider of on-demand web analytics, and numerous privately held companies.
Composition of board of directors
Our board of directors currently consists of seven members. Each of Messrs. Kortschak, Fitzgerald, Kilburn and Harris are independent directors under the relevant rules promulgated by the New York Stock Exchange. In accordance with the terms of our amended and restated certificate of incorporation and bylaws, the board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms. The members of the classes are as follows:

•	Class I, whose term will expire at the annual meeting of the stockholders to be held in 2009, which is comprised of Messrs. Sanford, Kilburn and Harris;

•	Class II, whose term will expire at the annual meeting of the stockholders to be held in 2007, which is comprised of Messrs. Cucinotta and Fitzgerald; and

•	Class III, whose term will expire at the annual meeting of stockholders to be held in 2008, which is comprised of Messrs. Maskatiya and Kortschak.
Our directors may be removed only for cause by the affirmative vote of the holders of a majority of our voting stock.
Our amended and restated certificate of incorporation provides that the authorized number of directors may be changed only by resolution of the board of directors. This classification of the board of directors may have the effect of delaying or preventing changes in the control or management of the Company.
Committees of the board of directors
Audit committee
Our audit committee currently consists of Messrs. Kortschak, Kilburn and Harris. Messrs. Kilburn and Harris are independent as defined in Rule 10A-3 under the Exchange Act. Mr. Kortschak is not independent as defined in Rule 10A-3 under the Exchange Act. We currently rely on an exemption for newly public companies that requires all of the members of our audit committee to satisfy the applicable independence requirements by the first anniversary of our initial public offering. We are currently looking for an individual that satisfies the applicable independence requirements to join our board of directors and audit committee. Mr. Kilburn is our audit committee financial expert under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002 and the applicable listing standards of the New York Stock Exchange. Our audit committee has the power to investigate any matter brought to its attention within the scope of its duties and to retain counsel for this purpose where appropriate. The audit committee has the responsibility for, among other things:

•	reviewing policies and procedures adopted by management regarding fair and accurate presentation of financial statements in accordance with generally accepted accounting principles and applicable rules and regulations of the SEC;

•	overseeing our accounting and financial reporting processes, overseeing audits of our financial statements and reviewing the Company’s audited financial statements with management, including a review of major issues regarding accounting and auditing principles and practices, and evaluating the adequacy and effectiveness of internal controls that could significantly affect the Company’s financial statements, as well as the adequacy and effectiveness of the Company’s disclosure controls and procedures and management’s reports thereon;

•	reviewing and discussing reports from our independent auditor regarding: (a) all critical accounting policies and practices to be used by the Company; (b) all alternative treatments of financial information within GAAP that have been discussed with management; and (c) other material written communications between our independent auditor and management;

•	reviewing major changes to the Company’s auditing and accounting principles and practices as suggested by the our independent auditor, internal auditors or management, and reviewing the significant reports to management prepared by the Company’s internal auditing department and management’s responses;

•	establishing procedures for: (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

•	advising the board of directors with respect to the Company’s policies and procedures regarding compliance with applicable laws and regulations; and

•	overseeing the work of the registered public accounting firm engaged in audit, review or attest services for the Company, overseeing the appointment, compensation and retention of the registered public accounting firm, and overseeing and ensuring the independence of our independent auditor, and reviewing and pre-approving of all audit services and permissible non-audit services to be performed by our independent auditor.

Compensation committee; compensation committee interlocks and insider participation in compensation decisions
Our compensation committee currently consists of Messrs. Kortschak, Fitzgerald and Kilburn, each of whom is independent under the relevant rules promulgated by the New York Stock Exchange. None of our executive officers will serve as a member of our compensation committee, and none of our executive officers will have served, or will be permitted to serve, on the compensation committee, or other committee serving a similar function, of any entity of which an executive officer is expected to serve as a member of our compensation committee. The compensation committee has the responsibility for, among other things:

•	assisting the board of directors in discharging its responsibilities relating to compensation of our directors and executive officers;

•	reviewing and approving goals and objectives for Chief Executive Officer compensation and recommending to the board of directors non-Chief Executive Officer compensation and incentive compensation plans and equity based plans that are subject to board of directors approval;

•	administering our incentive compensation plans and equity based plans, approving new equity compensation plan or material changes to an existing plan where stockholder approval has not been obtained, and approving awards as determined by the board of directors; and

•	ensuring corporate performance measures and goals are set and determining the extent that established goals have been achieved and any related compensation earned.
Nominating and corporate governance committee
Our nominating and corporate governance committee currently consists of Messrs. Kortschak, Fitzgerald and Kilburn, each of whom is independent under the relevant rules promulgated by the New York Stock Exchange. The nominating and corporate governance committee has the responsibility for, among other things:

•	developing and recommending to the board of directors, and implementing a set of corporate governance principles and procedures;

•	developing and recommending to the board of directors, and implementing and monitoring compliance with, a code of business conduct and ethics for directors, officers and employees, and promptly disclosing and waivers for directors or executive officers;

•	assessing the adequacy of the code of business conduct and ethics and recommending any changes;

•	assisting the board of directors in assessing board of directors composition, selecting nominees for election to the board of directors consistent with criteria approved by the board of directors, and advising the board of directors on each committee of the board of directors regarding member qualifications, committee appointments and removals, committee structure and operations and committee reporting;

•	determining the compensation of members of the board and its committees;

•	advising the board of directors on candidates for executive offices, and advising the board of directors on candidates for the position of Chairman of the Board and Chief Executive Officer; and

•	establishing and monitoring a process of assessing the board of directors’ effectiveness and overseeing the evaluation of the board of directors and management.
Director compensation
Prior to March 2005, the members of our board of directors did not receive any compensation for serving on the board of directors or the board of directors of any of our subsidiaries. Commencing in March 2005, all directors who are not our employees or affiliated with any of our principal stockholders receive an annual fee of $20,000. In addition, each member of our audit committee, compensation committee and nominating and corporate governance committee that is independent, within the meaning of the applicable rules of the New York Stock Exchange, receives an additional annual fee of $5,000 and the chairman of our audit committee receives a further additional annual fee of $5,000. All annual fees are paid in quarterly installments. In addition, we grant to each director who is not an employee of ours or affiliated with any of our principal stockholders, upon the director’s initial appointment to the board, an option to purchase 100,000 shares of our common stock under our 2005 Stock Incentive Plan. The exercise price for these options is the fair market value of our common stock at the time of the grant of the stock options. For each grant, one eighth of the options will vest after six months of service as a director, and the remainder will vest ratably in equal monthly installments over the succeeding forty-two months; provided, however, that the options will vest in their entirety upon a change of control in us. The options have a term of ten years. The terms of options granted under our 2005 Stock Incentive Plan are described in more detail under “Management — 2005 Stock Incentive Plan.” In March 2006, we granted awards of restricted stock to those of our directors who are not our employees or affiliated with any of our principal stockholders. One eighth of these shares of restricted stock will vest after six months of service as a director, and the remainder will vest ratably in equal monthly installments over the succeeding forty-two months; provided, however, that all of the shares of restricted stock will vest in their entirety upon a change of control in us. These restricted stock awards were granted under our 2005 Stock Incentive Plan. Members of our board of directors do not receive any additional compensation for serving as directors of any of our subsidiaries.
Executive compensation
The following table sets forth information regarding compensation paid by us to our Chief Executive Officer and our four other highest-paid executive officers, as well as two former executive officers that would have been among our four highest-paid executive officers had they remained employed with us through the end of 2004:
Summary compensation table

						Long-term
						compensation
		Annual compensation
						Securities
					Other annual	underlying	All other
		Salary	Bonus		compensation	options	compensation
Name and position	Year	($)	($)		($)(2)	(#)	($)

Kirk Sanford	2005	$285,586	$300,000	(11)	$—	1,444,430	$22,282	(12)(3)
Chief Executive	2004	286,532	150,000		—	—	9,662	(3)(4)
Officer(1)	2003	297,500	150,000		—	—	6,077	(3)
Harry Hagerty	2005	307,175	300,000	(11)	—	—	13,655	(13)(6)
Chief Financial	2004	126,923	94,247		—	722,215	234	(4)
Officer(5)	2003	—	—		—	—	—
Diran Kludjian	2005	214,627	234,535	(14)	—	200,000	11,088	(15)
Executive Vice President	2004	230,058	186,227		—	—	39,968	(3)(4)(7)
of North American and	2003	200,000	123,100		—	—	6,970	(3)
International Sales(6)
Thomas Sears	2005	205,301	85,000		—	100,000	20,741	(16)
Executive Vice President	2004	171,538	78,000		—	—	13,178	(3)(4)
of Business Development(6)	2003	199,750	37,500		—	—	8,000	(3)
Kurt Sullivan	2005	179,063	75,000		—	100,000	22,610	(17)(14)
Executive Vice President	2004	174,186	34,000		—	—	10,934	(3)(4)
	2003	215,954	12,500		—	—	8,170	(3)
Robert C. Fry(8)	2005	—	—		—	—	—
	2004	111,756	37,500		—	—	515,328	(3)(4)(9)
	2003	212,500	75,000		26,432	—	6,057	(3)
Pamela Shinkle(10)	2005	—	—		—	—
	2004	100,002	37,500		—	—	516,779	(3)(4)(9)
	2003	168,846	37,500		55,703	—	6,127	(3)

(1) In 2004, our Chief Executive Officer received payments in the aggregate amount of approximately $17.3 million and $0.1 million from M&C International and USA Payments, respectively. In 2003 he received payments in aggregate amounts of $1.0 million and $0.1 million, respectively from these entities, and in 2002 he received payments in aggregate amounts of $0.6 million and $0.1 million, respectively, from these entities. A portion of these payments were attributable to Mr. Sanford’s prior approximately 1% ownership interest in M&C International, and a portion of these payments were to compensate him through payments from M&C International and USA Payments for advisory services that he performed for those entities. In March 2005, M&C International transferred 575,213 shares of our capital stock to Mr. Sanford, issued a note in the principal amount of $7,572,696.21 payable to Mr. Sanford upon the consummation of our initial public offering, and forgave a note from Mr. Sanford in the principal amount of $5,741,178 in consideration of his prior advisory services to M&C International. The terms of his prior advisory services arrangements with M&C International and USA Payments were solely economic, did not provide Mr. Sanford with any voting rights or rights to participate in the management of either entity, and did not provide Mr. Sanford with any rights to proceeds upon the liquidation of M&C International or USA Payments. M&C International redeemed in full Mr. Sanford’s ownership interest in M&C International in exchange for 283,239 shares of our capital stock and $437,717.82 in cash. Pursuant to his employment agreement, which became effective upon the consummation of our initial public offering, Mr. Sanford has agreed not to perform services for or to receive any compensation or other remuneration from entities affiliated with Messrs. Maskatiya and Cucinotta, including M&C International and USA Payments, other than payments to Mr. Sanford upon the consummation of our initial public offering pursuant to the promissory note described above. In May 2006, we consented to Mr. Sanford receiving an additional payment in the amount of $4.7 million from M&C International in respect of certain tax liabilities incurred by him as a result of the forgiveness of indebtedness, payment for advisory services and redemption described above.
(2) Represents payout of accrued but unused vacation time.
(3) Includes company-provided match payments under our 401(k) plan.
(4) Includes reimbursement of out-of-pocket payments incurred by executives for health care.
(5) Mr. Hagerty became our Chief Financial Officer in July 2004 with a base annual salary of $300,000 per year and eligibility for a bonus of $200,000 per year.
(6) In 2004, Messrs. Kludjian and Sears received payments in the aggregate amount of $0.5 million and $0.1 million, respectively, from M&C International for advisory services that they performed for M&C International pursuant to informal arrangements with Messrs. Maskatiya and Cucinotta. Neither Mr. Kludjian nor Mr. Sears received any payments from M&C International in 2003 or 2002. These informal arrangements are terminable at any time at the will of Messrs. Maskatiya and Cucinotta or M&C International.
(7) Includes reimbursement of relocation and moving costs incurred by Mr. Kludjian in connection with his relocation to the Las Vegas, Nevada metropolitan area.
(8) Mr. Fry is our former Chief Financial Officer, whose employment terminated on May 28, 2004.
(9) Represents the payment of $500,000 upon the termination of employment of the named executive as partial consideration for a covenant not to compete with us.
(10) Ms. Shinkle is our former chief operating officer, whose employment terminated on May 28, 2004.
(11) Included in the bonus amounts for Messrs. Sanford and Hagerty are additional approved bonuses of $100,000 for successful completion of our initial public offering.
(12) Includes contributions made by us of $7,269 under our 401(k) plan, reimbursement of $9,280 of out-of-pocket health care expenses, and moving expenses of $5,732 to relocate Mr. Sanford to Las Vegas, Nevada.
(13) Includes contributions made by us of $7,281 under our 401(k) plan, reimbursement of $4,824 of out-of-pocket health care expenses, and life insurance premium paid for the benefit of Mr. Hagerty of $1,550.
(14) Includes sales commissions of $134,535.
(15) Includes contributions made by us of $7,269 under our 401(k) plan, and reimbursement of $3,819 of out-of-pocket health care expenses.
(16) Includes contributions made by us of $7,178 under our 401(k) plan, reimbursement of $3,985 of out-of-pocket health care expenses, and $9,578 as reimbursement and gross up of quarterly dues paid to Las Vegas Country Club for the benefit of Mr. Sears.
(17) Includes contributions made by us of $5,600 under our 401(k) plan, and reimbursement of $17,010 of out-of-pocket health care expenses.

The following table sets forth information regarding grants of stock options we granted during the year ended December 31, 2005 to the executive officers named in the Summary Compensation Table. Potential realizable values are net of exercise price before taxes, and are based on the assumption that our common stock appreciates at the annual rate shown, compounded annually, from the date of grant until expiration of the ten-year option term. These numbers are calculated based on requirements set forth in rules promulgated by the SEC and do not reflect our projection or estimate of future stock price appreciation.
Option grants in last fiscal year

		Percent of			Potential realizable value at
	Number of	total options			assumed annual rates of
	shares of	granted to			stock price appreciation
	common stock	employees	Exercise		for option term(4)(5)
	underlying	in fiscal year	price per	Expiration
Name	options(1)	2005(2)	share(3)	date	5%($)	10%($)

Kirk Sanford	1,444,430	41.22%	$13.99	1/7/2015	$12,708,436	$32,205,671
Harry Hagerty	—
Diran Kludjian	100,000	2.85%	13.99	1/7/2015	879,824	2,229,646
	100,000	2.85%	14.00	9/22/2015	880,452	2,231,239
Thomas Sears	100,000	2.85%	13.99	1/7/2015	879,824	2,229,646
Kurt Sullivan	100,000	2.85%	13.99	1/7/2015	879,824	2,229,646
Robert C. Fry	—	—	—	—	—	—
Pamela Shinkle	—	—	—	—	—	—

(1) Except in the event of a change in control of us, options granted become exercisable at the rate of 25% of the shares subject thereto one year from the grant date and monthly thereafter as to the remaining number of shares subject to the option such that the option is fully exercisable four years from the grant date.
(2) Based on a total of 3,504,430 options granted to employees in fiscal 2005, including the executive officers named above.
(3) The exercise price per share of options granted represented the fair market value of the underlying shares of common stock on the date the options were granted.
(4) The potential realizable is calculated based upon the term of the option at its time of grant. It is calculated assuming that the stock price on the date of grant appreciates at the indicated annual rate, compounded annually for the entire term of the option, and that the option is exercised and the underlying shares are sold on the last day of its term for the appreciated stock price.
(5) Stock price appreciation of 5% and 10% is assumed pursuant to the rules promulgated by the SEC and does not represent our prediction of the future stock price performance.
The following table sets forth information regarding the number and value of securities underlying options held as of December 31, 2005, giving effect to a stock split consummated in January 2005, by the executive officers named in the Summary Compensation Table.
Aggregated option exercises in last fiscal year and fiscal year-end option values
No stock options were exercised during fiscal 2005 by the executive officers named in the Summary Compensation Table. The table below sets forth the number of underlying stock options held by those executive officers as of December 31, 2005 and value of “in-the-money”

stock options, which represents the difference between the exercise price of a stock option and the market price of the shares subject to such option:

			Number of securities		Value of unexercised
			underlying unexercised		in-the-money options at
			options at fiscal		fiscal
	Shares		year-end(#)		year-end($)
	acquired on	Value
Name	exercise(#)	realized($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Kirk Sanford	—	—	—	1,444,430	—	$866,658
Harry Hagerty	—	—	255,784	466,431	$1,672,827	3,050,459
Diran Kludjian	—	—	—	100,000	—	60,000
				100,000	—	59,000
Thomas Sears	—	—	—	100,000	—	60,000
Kurt Sullivan	—	—	—	100,000	—	60,000
Robert C. Fry	—	—	—	—	—	—
Pamela Shinkle	—	—	—	—	—	—

(1) The value of “in-the-money” stock options represents the positive spread between the exercise price of stock options and the fair market value of the shares subject to such options on December 30, 2005, which was $14.59 per share.
Employment agreements
Sanford employment agreement
The Company entered an employment agreement with Kirk Sanford (the “Sanford Agreement”), the Company’s Chief Executive Officer, for a term of three years following the consummation of the Company’s initial public offering, at a base annual salary of $297,500 and eligibility for a discretionary bonus in an amount to be determined by the Board of Directors in its sole discretion. In addition, the Sanford Agreement provides Mr. Sanford with a pro rated partial target bonus equal to two-thirds of his base salary for the year in which his employment is terminated and one year’s salary continuation and target bonus equal to two-thirds of his base salary in the event his employment is terminated without cause. Further, the Sanford Agreement provides Mr. Sanford with severance payments in the aggregate amount of 2.99 times the sum of his most recent year’s base annual salary and a target bonus equal to two-thirds of such base salary in the event his employment is terminated without cause within 12 months after a change in control of the Company. Additionally, the Sanford Agreement provides for a tax “gross-up” in the event that he is subject to an excise tax in the event of any benefit he receives is deemed to constitute an “excess parachute payment” under Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”). Mr. Sanford’s severance benefits are conditioned upon him executing releases in favor of the Company. In addition, Mr. Sanford has agreed not to perform services for or to receive any compensation or other remuneration from entities affiliated with Messrs. Maskatiya and Cucinotta, including M&C International and USA Payments, other than payments to Mr. Sanford pursuant to the promissory note described in “Certain relationships and related party transactions — Entities controlled by Karim Maskatiya, Robert Cucinotta or members of Karim Maskatiya’s family.” The Sanford Agreement was amended to permit the Company to delay the payment of any amount or provision of any benefits under the Sanford Agreement to the extent necessary to comply with Section 409A of the Code.

Hagerty employment agreement
The Company entered into an employment agreement with Harry C. Hagerty (the “Hagerty Agreement”), the Company’s Chief Financial Officer, for a term of three years starting in July 2004, at a base annual salary of $300,000 and eligibility for a discretionary bonus of $200,000. In addition, the Hagerty Agreement provides Mr. Hagerty with a pro rated partial target bonus for the year in which his employment is terminated, one year’s salary continuation and target bonus, pro rated vesting of his stock option plus one year’s accelerated vesting of his stock option if his employment is terminated without cause prior to the first anniversary of his employment, and full accelerated vesting of his stock option in the event his employment is terminated without cause after the first anniversary of his employment. The Hagerty Agreement also provides for full accelerated vesting of his stock option upon the occurrence of specified events, including an acquisition of the Company or a change in control of the Company. Further, the Hagerty Agreement provides Mr. Hagerty with severance and noncompete payments in the aggregate amount of 2.99 times the sum of his most recent year’s base annual salary plus a target bonus equal to two-thirds of such base salary in the event his employment is terminated without cause within 12 months after a change in control of the Company. Additionally, the Hagerty Agreement provides for a tax “gross-up” in the event that he is subject to an excise tax in the event of any benefit he receives is deemed to constitute an “excess parachute payment” under Section 280G of the Code. Mr. Hagerty’s severance benefits are conditioned upon him executing releases in favor of the Company. Mr. Hagerty’s employment agreement also contains a noncompetition covenant lasting for two years after termination of his employment and a nonsolicitation covenant lasting for one year after termination of his employment. The Hagerty Agreement was amended to permit the Company to delay the payment of any amount or provision of any benefits under the Hagerty Agreement to the extent necessary to comply with Section 409A of the Code.
Lever employment agreement
The Company entered into an employment agreement with Kathryn S. Lever (the “Lever Agreement”), the Company’s Executive Vice President and General Counsel, for a term of three years starting in September 2005, at a base annual salary of $220,000 and eligibility for a discretionary bonus in an amount to be determined by the Company’s Board of Directors in consultation with the Company’s Chief Executive Officer. In addition, the Lever Agreement provides Ms. Lever with a pro rated partial target bonus for the year in which her employment is terminated and one year’s salary continuation and target bonus equal to one-half of her base salary in the event her employment is terminated without cause. Ms. Lever’s severance benefits are conditioned upon her executing releases in favor of the Company and agreeing to a noncompetition covenant lasting for two years after termination of her employment. The Lever Agreement was amended to permit the Company to delay the payment of any amount or provision of any benefits under the Lever Agreement to the extent necessary to comply with Section 409A of the Code.
We do not have employment agreements with any of our other executive officers or employees.
Sanford, Kludjian, Lever, Sears and Sullivan stock option and restricted stock bonus agreements
The agreements pursuant to which the Company granted stock options and shares of restricted stock to Mr. Hagerty provide for full acceleration of vesting in the event of an acquisition of the Company, a change in control of the Company or the termination of Mr. Hagerty’s employment for cause at any time.
The agreements pursuant to which the Company granted stock options and shares of restricted stock to Messrs. Sanford, Kludjian, Sears and Sullivan and Ms. Lever provide for full acceleration of vesting of the portions of the stock options and restricted stock awards that are neither assumed nor replaced by a successor corporation after an acquisition of the Company, and for full acceleration of vesting of the portions of the stock options and restricted stock awards that are assumed or replaced in the event that the respective executive’s employment is terminated without cause within 18 months after an acquisition of the Company. The agreements further provide for full acceleration of the vesting of the stock options and restricted stock awards in the event that the respective executive’s employment is terminated without cause within 18 months after a change in control of the Company. Further, Mr. Sanford’s stock option agreement and restricted stock award provides for full acceleration in the event of the termination of his employment without cause at any time.
Other employment-related agreements
Our regular hiring practice requires each newly hired employee to execute an agreement relating to the confidentiality of our proprietary information and the assignment to us of inventions conceived within the scope of employment. In addition, we require employees and consultants to execute agreements not to compete with us for a specified period following their employment with or engagement by us as a condition to being considered for the grant of an award under our stock incentive plan.
2005 Stock Incentive Plan
In January 2005, we adopted our 2005 Stock Incentive Plan. The following summary of the 2005 Stock Incentive Plan is qualified by reference to the full text thereof, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part.
We have reserved 6,288,222 shares of common stock for the grant of stock options and other equity incentive awards under the 2005 Stock Incentive Plan, which includes the 2006 annual increase of 2,446,607 shares. On the first business day of each fiscal year, annual increases will be added to the 2005 Stock Incentive Plan equal to the lesser of: (A) 3% of all outstanding shares of our common stock immediately prior to such increase, (B) a lesser amount determined by our board of directors, or (C) 3,800,000 shares. As of March 31, 2006, options to purchase an aggregate of 4,119,995 shares of common stock and an aggregate of 619,747 shares of common stock subject to restricted stock bonus awards were outstanding under the 2005 Stock Incentive Plan.
The 2005 Stock Incentive Plan may be administered by our board of directors or a committee thereof. Presently, the 2005 Stock Incentive Plan is administered by the Compensation Committee. The administrator has the authority to select individuals who are to receive options or other equity incentive awards under the 2005 Stock Incentive Plan and to specify the terms and conditions of options or other equity incentive awards granted (including whether or not such options are incentive or nonstatutory stock options), the vesting provisions, the term and the exercise price. The 2005 Stock Incentive Plan provides that we may grant incentive stock options within the meaning of Section 422 of the Internal Revenue Code to employees, including our officers and employee directors, and we may grant nonstatutory stock options to employees and consultants, including non-employee directors.

The exercise price of incentive stock options granted under the 2005 Stock Incentive Plan shall equal the fair market value of our common stock on the date of grant (except in the case of grants to any person holding more than 10% of the total combined voting power of all classes of our stock, or any of our parent’s or subsidiaries’ stock, in which case the exercise price shall equal 110% of the fair market value on the date of grant). The exercise price of nonqualified stock options shall not be less than 85% of the fair market value on the date of grant (except in the case of grants to any person holding more than 10% of the total combined voting power of all classes of our stock, or any of our parent’s or subsidiaries’ stock, in which case the exercise price shall equal 110% of the fair market value on the date of grant). Option holders may pay for an exercise in cash or other consideration, including a promissory note, as approved by the administrator.
Generally, options granted under the 2005 Stock Incentive Plan (other than those granted to non-employee directors) will vest at a rate of 25% of the shares underlying the option after one year and the remaining shares vest in equal portions over the following 36 months, such that all shares are vested after four years. Unless otherwise provided by the administrator, an option granted under the 2005 Stock Plan generally expires 10 years from the date of grant (five years in the case of an incentive stock option granted to any person holding more than 10% of the total combined voting power of all classes of our stock, or any of our parent’s or subsidiary’s, stock). Upon the optionee’s termination of employment or service with us or any of our affiliates without cause, the option will terminate in three months. Upon the optionee’s termination of employment or service with us or any of our affiliates for cause, the option may be terminated immediately. Upon the optionee’s death or disability, the option will terminate 12 months after the optionee’s death or disability. In addition, options granted under our 2005 Stock Plan are not generally transferable by the optionee except by will or the laws of descent and distribution and generally are exercisable during the lifetime of the optionee only by such optionee.
In the event we merge with or into another corporation or dispose of all or substantially all of our assets, or in the event of other transactions in which our stockholders before the transaction own less than 50% of the total combined voting power of all our outstanding securities after the transaction, all outstanding awards under the 2005 Stock Incentive Plan will terminate unless they are assumed or equivalent awards are substituted by the successor corporation or any of its parents or subsidiaries, unless an individual award agreement provides otherwise.
Report of the compensation committee
The following report shall not be deemed to be “filed” with the Securities and Exchange Commission nor shall the following report be deemed to be incorporated by reference into any future filings under the Securities Act or the Exchange Act.
The Compensation Committee has the responsibility to approve the overall compensation strategy, administer the Company’s annual and long-term compensation plans, and make all decisions with respect to executive compensation.
The objectives of the Company’s executive compensation policies are to attract, retain, motivate and reward key personnel who possess the necessary leadership and management skills, through competitive base salary, annual cash bonus incentives, long-term incentive compensation in the form of stock options, and various benefits, including medical and life insurance plans.

The Company’s executive compensation policies are intended to combine competitive levels of compensation and rewards for above average performance and to align relative compensation with the achievements of key business objectives, optimal satisfaction of customers and maximization of stockholder value. The Compensation Committee believes that stock ownership by management is beneficial in aligning management and stockholder interests, thereby enhancing stockholder value.
Base salaries. Salaries for the Company’s executive officers are determined primarily on the basis of the executive officer’s responsibility, general salary practices of peer companies and the officer’s individual qualifications and experience. The base salaries are reviewed annually and may be adjusted by the Compensation Committee, in accordance with criteria which include individual performance, the functions performed by the executive officer, the scope of the executive officer’s on-going duties, general changes in the compensation peer group in which the Company competes for executive talent, and the Company’s financial performance generally. The weight given to each such factor by the Compensation Committee may vary from individual to individual.
Incentive bonuses. The Compensation Committee believes that a cash incentive bonus plan can serve to motivate the Company’s executive officers and management to address annual performance goals, using more immediate measures for performance than those reflected in the appreciation in value of stock options. The bonus amounts are based upon recommendations by management and a subjective consideration of factors including such officer’s level of responsibility, individual performance, contributions to the Company’s success and the Company’s financial performance generally.
Stock option and restricted stock grants. Stock options and shares of restricted stock may be granted to executive officers and other employees under the Company’s 2005 Stock Incentive Plan. Because of the direct relationship between the value of an option or restricted stock award, on the one hand, and the stock price, on the other, the Compensation Committee believes that options and restricted stock awards motivate executive officers to manage the Company’s business in a manner that is consistent with stockholder interests. Stock option and restricted stock grants are intended to focus the attention of the recipient on the Company’s long-term performance which the Company believes results in improved stockholder value, and to retain the services of the executive officers in a competitive job market by providing significant long-term earnings potential. To this end, stock options and shares of restricted stock generally vest and become fully exercisable over a four-year period. The principal factors considered in granting stock options or restricted stock to the Company’s executive officers are prior performance, level of responsibility, other compensation and the executive officer’s ability to influence the Company’s long-term growth and profitability. However, the Company’s 2005 Stock Incentive Plan does not provide any quantitative method for weighing these factors, and a decision to grant an award is primarily based upon a subjective evaluation of the past as well as future anticipated performance.
Other compensation plans. The Company has adopted general employee benefit plans in which executive officers are permitted to participate on parity with other employees. In addition, some of the Company’s executive officers are entitled to reimbursement of out-of-pocket payments incurred for health care. The Company also makes contributions to a 401(k) plan for the benefit of certain executive officers.
Deductibility of compensation. Section 162(m) of the Internal Revenue Code (“IRC”) disallows the Company to deduct compensation exceeding $1.0 million paid to certain executive officers,

excluding, among other things, performance based compensation. Because the compensation paid to the executive officers has not approached the limitation, the Compensation Committee has not had to use any of the available exemptions from the deduction limit. The Compensation Committee remains aware of the IRC Section 162(m) limitations and the available exemptions and will address the issue of deductibility when and if circumstances warrant the use of such exemptions.
Chief Executive Officer compensation. The compensation of the Company’s Chief Executive Officer is reviewed annually on the same basis as discussed above for all executive officers. The Compensation Committee established an annual base salary of $297,500 for Mr. Sanford the time that he entered into his employment agreement with the Company. For fiscal 2006, Mr. Sanford’s base salary will be $297,500. Mr. Sanford’s base salary was established in part by comparing the base salaries of chief executive officers at other companies of similar size in relevant industries.

MEMBERS OF THE COMPENSATION COMMITTEE
Walter G. Kortschak
Charles J. Fitzgerald
E. Miles Kilburn
Limitation of liability and indemnification of officers and directors
Our certificate of incorporation generally provides that our directors will not be liable to us or to our stockholders for monetary damages for a breach of a fiduciary duty. Our bylaws provide for indemnification against all losses actually incurred by directors and officers in connection with any action, suit or proceeding relating to their position as a director or officer. Our bylaws also provide for indemnification or reimbursement of expenses to any of our employees. These provisions of our certificate of incorporation and bylaws are discussed further under the heading “Description of capital stock.”
Certain relationships and related party transactions
Indemnification, employment and noncompetition agreements
As permitted by the Delaware General Corporation Law, we have adopted provisions in our bylaws that authorize and require us to indemnify our officers and directors to the fullest extent permitted under Delaware law, subject to limited exceptions. See “Management — Limitation of liability and indemnification of officers and directors.” Pursuant to those provisions, we have entered into indemnification agreements with each of our directors and executive officers.
We have also entered into employment agreements with Mr. Sanford, our Chief Executive Officer, Mr. Hagerty, our Chief Financial Officer and Ms. Lever, our Executive Vice President and General Counsel. See “Management — Employment agreements.”
In May 2004, we entered into a noncompetition agreement with Mr. Sanford, our Chief Executive Officer. The agreement prohibits Mr. Sanford from engaging in specifically prescribed competitive activities during the 24-month period following the termination of his employment with us. In addition, the agreement prohibits Mr. Sanford from soliciting our employees, customers or suppliers during such 24-month period.

Stock option and restricted stock grants
In the year ended December 31, 2005, Kirk Sanford, Diran Kludjian, Kathryn S. Lever, Kurt Sullivan and Thomas Sears were granted options to purchase 1,444,430, 100,000, 75,000, 100,000 and 100,000 shares, respectively, of the Company’s Common Stock at a price of $13.99 per share. In addition, Diran Kludjian was granted an additional option to purchase 100,000 shares of the Company’s Common Stock at a price of $14.00 per share.
Upon their appointments to the Board of Directors, E. Miles Kilburn and William H. Harris were each granted options to purchase 100,000 shares of the Company’s Common Stock at a price of $13.99 per share. In March 2006, Messrs. Kilburn and Harris were each granted awards of 15,000 restricted shares of the Company’s Common Stock.
On March 1, 2006, Kirk Sanford, Harry Hagerty, Diran Kludjian, Kathryn S. Lever, Kurt Sullivan and Thomas Sears were granted awards of 216,665, 108,332, 30,000, 11,250, 15,000 and 15,000 restricted shares, respectively, of the Company’s Common Stock. These shares of restricted stock vest over a four-year period commencing in February 2006, subject to certain accelerated vesting provisions, and are subject to forfeiture to the Company in the event of the termination of the executive’s employment.
See “Management — Executive compensation.”
Entities controlled by Karim Maskatiya, Robert Cucinotta or members of Karim Maskatiya’s family
Karim Maskatiya and Robert Cucinotta, members of the Board of Directors, together hold 100% of the ownership interests in, and comprise the Board of Directors of, M&C International. Prior to March 2005, Kirk Sanford, the Company’s Chief Executive Officer, held an approximately 1% ownership interest in, and was previously a director of, M&C International. M&C International held approximately 30% of the Company’s Common Stock prior to this offering and will hold approximately 25% of the Company’s common stock following this offering. Through the Company’s wholly-owned subsidiary, Global Cash Access, Inc., the Company is currently a party to multiple agreements with three other entities in which Messrs. Maskatiya and Cucinotta or members of Mr. Maskatiya’s family have significant ownership and management interests. Those companies are: Infonox on the Web, in which members of Mr. Maskatiya’s family have an approximately 60% ownership interest and are two directors on that company’s three member board of directors; USA Payments in which Messrs. Maskatiya and Cucinotta are the sole owners and comprise that company’s entire board of directors; and USA Payment Systems, in which Messrs. Maskatiya and Cucinotta have a 50% ownership interest and are two directors on that company’s four member board of directors. Through Central Credit, LLC, a wholly-owned subsidiary of Global Cash Access, Inc., the Company is a party to an agreement with Casino Credit Services, LLC, an entity which is wholly owned by M&C International. Prior to the Company’s initial public offering, M&C International granted options to certain of the Company’s stockholders to purchase a percentage of membership interests in Casino Credit Services LLC. The terms of the Company’s agreements with each of these entities are summarized below. The Company may, in the future, attempt to acquire USA Payment Systems or Infonox on the Web, although the Company is not currently engaged in any negotiations or discussions for that purpose. Any such acquisition may involve the Company making payments, directly or indirectly, to Messrs. Maskatiya and Cucinotta or members of Mr. Maskatiya’s family. Central Credit, LLC and Casino Credit Services, LLC have entered into an agreement of merger pursuant to which the Company, through Central Credit,

LLC, would acquire Casino Credit Services, LLC after the receipt of all required regulatory approvals. The regulatory approvals have not been obtained and may never be obtained.
In addition to his prior approximately 1% ownership interest in M&C International, prior to 2005, Mr. Sanford was compensated with payments from M&C International and USA Payments for advisory services that he performed for those entities. In March 2005, M&C International transferred 575,213 shares of the Company’s Common Stock to Mr. Sanford, issued a note in the principal amount of $7,572,696 payable to Mr. Sanford and forgave a note from Mr. Sanford in the principal amount of $5,741,178 in consideration of his prior advisory services to M&C International. The terms of his prior advisory services arrangement were solely economic did not provide Mr. Sanford with any voting rights or rights to participate in the management of either entity, and did not provide Mr. Sanford with any rights to proceeds upon the liquidation of M&C International or USA Payments. Also in 2005, M&C International redeemed in full Mr. Sanford’s ownership interest in M&C International in exchange for 283,239 shares of the Company’s Common Stock and $437,718 in cash. Pursuant to his employment agreement with the Company, Mr. Sanford has agreed not to perform services for or to receive any compensation or other remuneration from entities affiliated with Messrs. Maskatiya and Cucinotta, including M&C International and USA Payments, other than payments to Mr. Sanford pursuant to the promissory note described above. In May 2006, we consented to Mr. Sanford receiving an additional payment in the amount of $4.7 million from M&C International in respect of certain tax liabilities incurred by him as a result of the forgiveness of indebtedness, payment for advisory services and redemption described above.
Infonox on the Web
Infonox on the Web is approximately 60% owned by members of Mr. Maskatiya’s family, and was approximately 80% owned by Messrs. Maskatiya and Cucinotta when it entered into the following agreements with the Company. The Company is a party to a Professional Services Agreement and a Technology Side Letter with Infonox on the Web pursuant to which Infonox on the Web develops, implements, maintains, hosts, operates, monitors and supports software for the Company on an as requested basis, including the transaction processing infrastructure upon which the Company’s systems operate. This transaction processing infrastructure consists of a customized implementation of a generic reusable transaction processing infrastructure developed by Infonox on the Web. Infonox on the Web has retained ownership of the underlying generic transaction processing infrastructure, but has granted the Company a license, pursuant to the Software License Agreement described below, to use the generic transaction processing infrastructure during the term of the Professional Services Agreement. The Company possesses all ownership rights in the customized portions of the implementation of the generic transaction processing infrastructure that Infonox has developed exclusively for the Company under the Professional Services Agreement.
The Company’s engagement of Infonox on the Web pursuant to the Professional Services Agreement is exclusive within the gaming industry such that Infonox on the Web may not perform any professional services with respect to machines or devices used in the gaming industry other than for the Company, except where those services are performed for non-gaming merchant operations conducted at establishments where gaming activity occurs for the purchase of or payment for goods or services other than money orders or gaming goods or services, subject to some conditions. The Company, on the other hand, is free to engage third parties to provide professional services to the Company, subject to Infonox on the Web’s proprietary rights in the underlying generic transaction processing infrastructure and the limitations on the Company’s ability to sublicense the Company’s license rights therein to a third party during the term of the Software License Agreement with Infonox on the Web. In the event that the Company requires different or additional professional services or service levels with respect to the underlying generic transaction processing infrastructure or the customized implementation thereof that Infonox on the Web cannot or does not agree to provide then, pursuant to a Letter Agreement dated May 13, 2004 between USA Payment Systems, USA Payments, Infonox on the Web and the Company, the Company has the right to engage third-party professional service providers, sublicense to them rights in Infonox on the Web’s proprietary technology that are licensed to the Company by Infonox on the Web under the Software License Agreement, and cause Infonox on the Web to cooperate with such third-party professional service providers to enable them to provide such professional services or service levels to the Company.
Under the Professional Services Agreement, the Company owns all work product, including the customized portions of the implementation of the generic transaction processing infrastructure produced by Infonox on the Web in the course of its provision of professional services to the Company, including all intellectual property rights therein. The Professional Services Agreement contains a service level guarantee by Infonox on the Web that the transaction processing infrastructure will be available to the Company and the Company’s customers at least 99% of the time during any calendar month, subject to some exceptions. If Infonox fails to meet this service level guarantee during any calendar month, then the Company has the right, as the Company’s sole and exclusive remedy for such a breach, to terminate these professional services upon notice to Infonox during the 30-day period following that breach. As of May 2004, the Company is obligated to pay Infonox on the Web a fixed fee of $100,000 per month for the remainder of the term of these services, potentially subject to adjustments starting in January 2005, and to reimburse Infonox on the Web for some of the expenses it incurs in the performance of services for the Company. Under the Professional Services Agreement, Infonox on the Web’s implementation, hosting, operation, maintenance and support of a majority of the Company’s systems is scheduled to expire on March 10, 2014, but may be terminated upon certain types of breaches by either party, such as the Company’s failure to pay fees owing to Infonox on the Web under the Professional Services Agreement or Infonox on the Web’s breach of the service level agreement. In addition, the Company may terminate the Professional Services Agreement for convenience upon 15 days notice. The Professional Services Agreement requires Infonox on the Web to continue to provide services during a transition period not to exceed 90 days following termination of the Professional Services Agreement, if the Company so requests and regardless of the legal basis for such termination. During the year ended December 31, 2005 and the three months ended March 31, 2006, the Company incurred costs and expenses of $1.6 million and $0.4 million, respectively in connection with these services.
Pursuant to a Software License Agreement and a Technology Side Letter with Infonox on the Web, the Company enjoys a royalty-free, worldwide right and license to use the generic transaction processing infrastructure described above, including its component software, hardware and related services, solely in connection with the Company’s use of the customized implementation of the infrastructure which is hosted and operated by Infonox on the Web pursuant to the Professional Services Agreement. The Company’s license to the generic transaction processing infrastructure is exclusive in the gaming industry such that Infonox on the Web may not grant any other licenses to the generic transactions processing infrastructure to any third party, or exercise any of its own rights in that technology except as agreed by the parties, for use with machines or devices used in the gaming industry. The Software License Agreement obligates Infonox on the Web to deposit into third-party escrow, and periodically update its deposit of, the source code to the underlying generic transaction processing infrastructure, and to provide the Company on an automatic basis with source code to any modifications made to customize the generic transaction processing infrastructure for the Company. The Company has rights to access the deposited source code under limited circumstances, such as Infonox on the Web ceasing to do business, entering into bankruptcy, discontinuing its hosting and operation of the customized implementation of the generic transaction processing infrastructure for the Company, or Infonox on the Web breaching specified obligations to the Company under the Professional Services Agreement or the Software License Agreement. The term of the Software License Agreement lasts at least as long as Infonox on the Web is contractually obligated to host and operate the customized implementation of the generic transaction processing infrastructure for the Company pursuant to the Professional Services Agreement, subject to the Company’s right to continue using any software source code released from escrow prior to expiration of the Software License Agreement and the Company’s rights to sublicense that source code to an alternative third-party provider of software services. Upon termination of the Software License Agreement, Infonox on the Web is obligated to cooperate in the Company’s transition to such an alternative third-party provider if the Company so requests. In addition, upon the expiration of the Software License Agreement or in the event of Infonox on the Web’s uncured material breach of either the Software License Agreement or the Professional Services Agreement, provided that the Company has not committed any uncured material breach of any material term of the Software License Agreement at any time during the term of the Software License Agreement, the Company will receive a non-exclusive, royalty-free, irrevocable, worldwide license to continue using the underlying generic transaction processing infrastructure, solely in its object code form at the time of such license grant, and to sublicense that code to specified other parties, including the Company’s affiliates and third-party service providers solely for use in the gaming industry.
USA Payments and USA Payment Systems
USA Payments is wholly owned in equal shares by each of Mr. Maskatiya and Mr. Cucinotta, members of the Company’s Board of Directors. USA Payment Systems is owned 50% in equal shares by each of Mr. Maskatiya and Mr. Cucinotta, members of the Company’s Board of Directors. The Company is party to an Amended and Restated Agreement for Electronic Payment Processing (the “EPP Agreement”) and a Technology Side Letter with USA Payments and USA Payment Systems pursuant to which they perform for the Company electronic payment processing services relating to credit card cash advances, point-of-sale debit card transactions and ATM withdrawal transactions, including transmitting authorization requests to the relevant networks or gateways, forwarding transaction approvals or denials to the Company, and facilitating the settlement of all funds in connection with approved and consummated transactions. The EPP Agreement contains a service level guarantee by USA Payments and USA Payment Systems that the electronic payment processing system used to process the Company’s transactions will be available to process authorization requests the Company transmits to USA Payments and USA Payment Systems computer switch at least 99% of the time during any calendar month and 90% of the time during any calendar day, subject to some exceptions. The EPP Agreement prohibits USA Payments and USA Payment Systems from scheduling any system maintenance or unavailability on a weekend or holiday without the Company’s prior permission, and permits systems maintenance or unavailability only during times that the Company previously approves.
Pursuant to the EPP Agreement, the Company engaged USA Payments to provide services to the Company, and USA Payments in turn delegated some of its obligations and assigned some of its rights to USA Payment Systems. USA Payments is under common control with M&C International and USA Payment Systems is 50% owned by the principals of M&C International.
Under the EPP Agreement, USA Payments or USA Payment Systems is required to enter into agreements with credit card, point-of-sale debit card or ATM networks necessary to provide services to the Company, and they must obtain the right to act as a switch processor, intercept processor and/or acquirer with respect to such networks, and provide the service to the Company as a switch processor, intercept processor and/or acquirer. The EPP Agreement obligates USA Payments and USA Payment Systems to maintain the confidentiality of the Company’s patron and transaction data and to maintain an information security program and internal controls to safeguard the Company’s patron and transaction data.
The Company is required to enter and comply with agreements required by the gateway or network through which USA Payments or USA Payment Systems processes transactions, and must have a financial institution sponsor the Company or USA Payments or USA Payment Systems with each network or gateway with which the Company or USA Payment Systems has an agreement that requires such a sponsor. The Company is required to have a financial institution perform settlement services in connection with the settlement of transactions processed through the services provided to the Company.
The EPP Agreement requires the Company to pay fixed monthly fees to USA Payments together with a per transaction fee based on the volume of transactions that processed under the EPP Agreement, subject to an annual minimum number of transactions. The fee is $0.03 per transaction for up to 50 million transactions, $0.025 per transaction for between 50 million and 100 million transactions, and $0.001 per transaction for over 100 million transactions. The scale of per transaction fees and annual minimum number of transactions remain fixed for the term of the EPP Agreement. The EPP Agreement also requires the Company to pay directly or reimburse USA Payments and USA Payment Systems for gateway or network fees, all direct telecommunication charges on a per transaction basis as billed by the provider, and monthly fees of $6,000 and $12,000 for Mastercard and VISA base processing, respectively, incurred in connection with providing these services to the Company. During the year ended December 31, 2005 and the three months ended March 31, 2006, the Company incurred costs and expenses of $2.8 million and $0.9 million, respectively, in connection with the provision of these services (exclusive of pass-through billing of expenses that USA Payments paid on the Company’s behalf).
The Company’s engagement of USA Payments and USA Payment Systems is exclusive within the gaming industry, such that neither USA Payments nor USA Payment Systems can, subject to limited exceptions, provide these services with respect to any third party’s machines or devices used in the gaming industry, including without limitation machines or devices that provide cash access services to patrons of gaming establishments, but permits the Company to obtain these services from other providers. The EPP Agreement expires on March 10, 2014, but automatically renews for 12 month terms unless either the Company or USA Payments or USA Payment Systems provides 90 days prior written notice of termination. The EPP Agreement is terminable by the Company following an uncured material breach by USA Payments or USA Payment Systems, or by USA Payments following an uncured material breach by the Company, such as the Company’s failure to pay fees that are owing under the EPP Agreement, subject to USA Payments’ and USA Payment Systems’ obligation to continue to provide services to the Company during a 180-day transition period, if the Company so requests.
Upon the consummation of the Company’s initial public offering, the Company purchased from USA Payments the patent covering the “3-in-1 rollover” functionality from USA Payments pursuant to a Patent Purchase and License Agreement for $10.0 million. Under the Patent Purchase and License Agreement, the Company granted USA Payments a nonexclusive license to use the patent other than in the gaming industry. The Company previously enjoyed use of the patent pursuant to a Patent License Agreement and a Technology Side Letter with USA Payments pursuant to which the Company was granted a royalty-free, non-transferable, non-sublicensable, exclusive license to use the patented “3-in-1 rollover” functionality in the gaming industry.
Casino Credit Services
Casino Credit Services, LLC, is a wholly-owned subsidiary of M&C International. Casino Credit Services LLC is a party to an agreement with Central Credit, LLC, a subsidiary of the Company, pursuant to which Central Credit provides gaming patron credit bureau services to Casino Credit Services LLC in response to requests from gaming establishments located in Michigan. During the year ended December 31, 2005 and the three months ended March 31, 2006, the Company received $133,564 and $31,754, respectively, in connection with the performance of services pursuant to the agreement. Central Credit, LLC and Casino Credit Services, LLC have entered into an agreement of merger pursuant to which the Company, through Central Credit, LLC, would acquire Casino Credit Services, LLC after the receipt of all required regulatory approvals. The regulatory approvals have not been obtained and may never be obtained.
Entities affiliated with the private equity investors
The Company and some of its stockholders prior to its initial public offering are party to a Registration Agreement, a Stockholders Agreement and an Investor Rights Agreement that were executed and delivered in April 2004 in connection with a recapitalization of the Company’s ownership that involved a sale by M&C International of a substantial equity interest in the Company to a number of private equity investors. Such private equity investors include entities affiliated with Summit Partners. Mr. Kortschak and Mr. Fitzgerald, directors of the Company, are partners and members of various entities affiliated with Summit Partners. Prior to this offering, entities affiliated with Summit Partners owned approximately 27% of the Company’s Common Stock.
Registration agreement
The Registration Agreement provides M&C International, Banc of America Strategic Investments Corporation and the private equity investors with rights to cause the Company to register their shares of Common Stock on a registration statement filed with the Securities and Exchange Commission. The Registration Agreement also obligates the stockholders that are party thereto to refrain from selling activities involving the Company’s equity securities following public offerings by the Company.
Under the terms of this agreement, if the Company proposes to register any securities under the Securities Act, either for its own account or for other security holders, the Company must give the holders of registration rights notice of such registration and include a portion of their shares of Common Stock in such registration if they so choose at the Company’s expense. In addition, some holders of registration rights may require the Company to file a registration statement under the Securities Act at the Company’s expense with respect to their shares of Common Stock. The Company is required to use its commercially reasonable efforts to effect such registration. All of these registration rights are subject to specific conditions and limitations, among them the right of the underwriters of any offering to limit the number of shares included in such registration and the Company’s right not to effect a registration in specific situations. Under this agreement, the Company has agreed to bear all registration expenses (other than underwriting discounts and commissions and fees), and specific fees and disbursements of counsel of the holders of registration rights. The Company has agreed to indemnify the holders of registration rights against specific liabilities under the Securities Act. A summary of the terms of such registration rights is described below.
Demand registration rights. The holders of at least a majority of the shares held by the private equity investors having registration rights and at least a majority of the shares held by M&C International, including shares transferred by M&C International to Mr. Sanford prior to the consummation of the Company’s initial public offering, can each demand that the Company file a registration statement for those shares. The Company will effect the registration as requested, unless the underwriters decide to limit the number of shares that may be included in the registration due to marketing factors. The Company is only obligated to satisfy three demand registrations for M&C International, two demand registrations for the private equity investors other than entities affiliated with Tudor Investment Corporation, or Tudor, and one demand registration for Tudor, and the Company may defer a registration by up to 90 days under specified circumstances once per 12-month period. In connection with this offering, the Registration Agreement is being amended to provide that this registration will not count as a demand registration, and to provide that 5,784,190 shares held by the private equity investors are included in the registration, 4,215,810 shares held by M&C International are included in the registration, 300,000 shares held by Mr. Sanford are included in the registration and 100,000 shares held by Mr. Hagerty are included in the registration.
Piggyback registration rights. If the Company registers any securities for public sale, the shares of the private equity investors having registration rights and the shares held by M&C International, including shares transferred by M&C International to Mr. Sanford prior to the consummation of the Company’s initial public offering, and Banc of America Strategic Investments Corporation having registration rights may include their shares in the registration statement. The underwriters have the right to limit the number of shares having registration rights that may be included in the registration statement, and the shares, if any, to be included in the registration statement are allocated 61.75% to the private equity investors, 33.25% to M&C International, including shares transferred by M&C International to Mr. Sanford prior to the consummation of the Company’s initial public offering, and 5% to Banc of America Strategic Investments Corporation.
Form S-3 registration rights. If the Company is eligible to file a registration statement on Form S-3, any holders of the shares having registration rights can demand that the Company file a registration statement on Form S-3 or any similar short-form registration statement, so long as the aggregate offering value of securities to be sold under the registration statement on Form S-3 or any similar short-form registration statement is at least $10 million. The Company may defer a registration by up to 90 days under specified circumstances once per 12-month period. The Company is not obligated to include in any Form S-3 registration that is not underwritten the shares of the private equity investors or M&C International, including shares transferred by M&C International to Mr. Sanford prior to the consummation of the Company’s initial public offering, who would be permitted to sell all of their securities pursuant to Rule 144 under the Securities Act of 1933, as amended during the 90-day period commencing on the effective date of any Form S-3 registration.
Stockholders Agreement
The Stockholders Agreement includes provisions relating to procedures that must be followed in connection with the transfer of unregistered securities.
Investor Rights Agreement
The Investor Rights Agreement includes provisions relating to the Company’s obligation to comply with the periodic reporting obligations of the Exchange Act.
Principal and selling stockholders
As of March 31, 2006, we had approximately 25 stockholders of record. Because many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of beneficial stockholders represented by these record holders.
The following table presents information regarding the beneficial ownership of the shares of our common stock as of March 31, 2006 with respect to:

•	each of our directors;

•	each of the executive officers listed in the Summary Compensation Table above;

•	our directors and the executive officers listed in the Summary Compensation Table, as a group;

•	persons owning more than 5% of a class of our common stock; and

•	each of the selling stockholders.
Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Percentage of beneficial ownership is based on 82,184,965 shares of common stock outstanding as of March 31, 2006 and 82,184,965 shares of common stock outstanding after completion of this offering. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of March 31, 2006 are considered outstanding and beneficially owned by the person holding the options.

	Shares beneficially			Shares beneficially		Total shares
	owned prior to			owned after		offered if
	the offering		Number	the offering		over-allotment
Name and address			of shares			option is
of beneficial owner	Number	Percent	offered	Number	Percent	exercised

Current directors
Karim Maskatiya(1)	24,537,960	29.9%	4,215,810	20,322,150	24.7%	4,873,476
Robert Cucinotta(2)	24,537,960	29.9%	4,215,810	20,322,150	24.7%	4,873,476
Walter G. Kortschak(3)	22,143,393	26.9%	4,215,810	17,927,583	21.8%	4,873,476
Charles J. Fitzgerald(4)	22,143,393	26.9%	4,215,810	17,927,583	21.8%	4,873,476
Kirk Sanford(5)	1,556,593	1.9%	300,000	1,256,593	1.5%	300,000
E. Miles Kilburn(6)	44,166	*	—	44,166	*	—
William H. Harris(7)	42,083	*	—	42,083	*	—
Named officers who are not directors
Harry C. Hagerty(8)	439,347	*	100,000	339,347	*	100,000
Diran Kludjian(9)	75,533	*	—	75,533	*	—
Thomas Sears(10)	50,333	*	—	50,333	*	—
Kurt Sullivan(10)	48,333	*	—	48,333	*	—
Robert C. Fry	—	—	—	—	—	—
Pamela Shinkle	—	—	—	—	—	—
Directors and officers as a group (12 persons)(11)	48,937,741	59.5%	8,831,620	40,091,651	48.8%	10,146,952
Persons owning more than 5% of a class of our equity securities
M&C International(12)	24,537,960	29.9%	4,215,810	20,322,150	24.7%	4,873,476
Summit Partners(13)	22,143,393	26.9%	4,215,810	17,927,583	21.8%	4,873,476
Entities affiliated with Tudor Investment Corporation(14)	8,237,863	10.0%	1,568,380	6,669,483	8.1%	1,813,048
FMR Corp(15)	4,819,246	5.9%	—	4,819,246	5.9%	—
(1) Includes 24,537,960 shares of common stock held by M&C International. Mr. Maskatiya disclaims beneficial ownership of shares held by M&C International except to the extent of his pecuniary interest in M&C International. Mr. Maskatiya’s address is c/o M&C International, 643 River Oaks Parkway, San Jose, California 95134.
(2) Includes 24,537,960 shares of common stock held by M&C International. Mr. Cucinotta disclaims beneficial ownership of shares held by M&C International except to the extent of his pecuniary interest in M&C International. Mr. Cucinotta’s address is c/o M&C International, 643 River Oaks Parkway, San Jose, California 95134.
(3) Consists of 22,143,393 shares of common stock held by Summit Partners. Mr. Kortschak disclaims beneficial ownership of these shares. Mr. Kortschak’s address is c/o Summit Partners, L.P., 499 Hamilton Avenue, Suite 200, Palo Alto, California 94301.

(4) Consists of 22,143,393 shares of common stock held by Summit Partners. Mr. Fitzgerald disclaims beneficial ownership of these shares. Mr. Fitzgerald’s address is c/o Summit Partners, L.P., 499 Hamilton Avenue, Suite 200, Palo Alto, California 94301.
(5) Includes 150,000 shares held in the name of the Kirk Sanford 2005 Grantor Retained Annuity Trust. Includes 216,665 shares of common stock subject to further vesting restrictions. Includes options to purchase 481,476 shares of common stock exercisable within 60 days of March 31, 2006. Mr. Sanford’s address is c/o Global Cash Access, Inc., 3525 East Post Road, Suite 120, Las Vegas, Nevada 89120.
(6) Consists of options to purchase 29,166 shares exercisable within 60 days of March 31, 2006 and 15,000 shares of restricted stock subject to further vesting restrictions.
(7) Consists of options to purchase 27,083 shares exercisable within 60 days of March 31, 2006 and 15,000 shares of restricted stock subject to further vesting restrictions.
(8) Includes 108,332 shares subject to further vesting restrictions. Includes options to purchase 331,015 shares exercisable within 60 days of March 31, 2006. Mr. Hagerty will sell 100,000 shares in this offering, all of which will be obtained pursuant to the exercise of currently outstanding options.
(9) Consists of 30,000 shares subject to further vesting restrictions and options to purchase 33,333 shares exercisable within 60 days of March 31, 2006. Includes 12,200 shares held by members of Mr. Kludjian’s family that live with him.
(10) Consists of 2,000 shares not subject to vesting restrictions, 15,000 shares subject to further vesting restrictions and options to purchase 33,333 shares exercisable within 60 days of March 31, 2006.
(11) See notes 1 through 10.
(12) M&C International is beneficially owned as to 50.0% by Karim Maskatiya and as to 50.0% by Robert Cucinotta. M&C International’s address is 643 River Oaks Parkway, San Jose, California 95134.
(13) Of these shares, 15,012,747 shares are held by Summit Ventures VI-A, L.P., 6,260,915 shares are held by Summit Ventures VI-B, L.P., 312,221 shares are held by Summit VI Advisors Fund, L.P., 479,367 shares are held by Summit VI Entrepreneurs Fund, L.P. and 78,143 shares are held by Summit Investors VI, L.P. (such entities collectively referred to as “Summit Partners”). Summit Partners, L.P. is the managing member of Summit Partners VI (GP), LLC, which is the general partner of Summit Partners VI (GP), L.P., which is the general partner of each of Summit Ventures VI-A, L.P., Summit Ventures VI-B, L.P., Summit VI Advisors Fund, L.P., Summit VI Entrepreneurs Fund, L.P. and Summit Investors VI, L.P. Summit Partners, L.P., through a three-person investment committee currently composed of Walter G. Kortschak, Martin J. Mannion and Gregory M. Avis, has voting and dispositive authority over the shares held by each of these entities and therefore beneficially owns such shares. Decisions of the investment committee are made by a majority vote of its members and, as a result, no single member of the investment committee has voting or dispositive authority over the shares. Gregory M. Avis, John R. Carroll, Peter Y. Chung, Scott C. Collins, Bruce R. Evans, Charles J. Fitzgerald, Walter G. Kortschak, Martin J. Mannion, Kevin P. Mohan, Thomas S. Roberts, E. Roe Stamps, Joseph F. Trustey and Stephen G. Woodsum are the members of Summit Master Company, LLC, which is the general partner of Summit Partners, L.P., and each disclaims beneficial ownership of the shares held by Summit Partners. The address for each of these entities is 499 Hamilton Avenue, Suite 200, Palo Alto, California 94301. Entities affiliated with Summit Partners hold private equity investments in one or more broker-dealers, and as a result Summit Partners is an affiliate of a broker-dealer. However, Summit Partners acquired the securities to be sold in this offering in the ordinary course of business for investment for its own account and not as a nominee or agent and, at the time of that purchase, had no contract, undertaking, agreement, understanding or arrangement, directly or indirectly, with any person to sell, transfer, distribute or grant participations to such person or to any third person with respect to those securities.
(14) Includes 2,745,954 shares held by Tudor Ventures II, L.P. (“TVII”), 483,767 shares held by Tudor Proprietary Trading, L.L.C., 902,786 shares held by Tudor BVI Global Portfolio Ltd., 44,627 shares held by The Altar Rock Fund L.P. (“Altar Rock”) and 4,060,729 shares held by The Raptor Global Portfolio Ltd. (“Raptor”). Tudor Investment Corporation acts as investment advisor and/or general partner of Tudor Ventures II, L.P., Tudor BVI Global Portfolio Ltd., The Altar Rock Fund L.P. and The Raptor Global Portfolio Ltd. and as a result may be deemed to share voting and/or investment control over the shares held by each such entity. As a result, Tudor Investment Corporation may be deemed to beneficially own the shares held by each such entity. Tudor Investment Corporation expressly disclaims such beneficial ownership. In addition, Tudor Investment Corporation is an affiliate of Tudor Proprietary Trading, L.L.C. and therefor may be deemed to beneficially own the shares held by Tudor Proprietary Trading, L.L.C. Tudor Investment Corporation expressly disclaims such beneficial ownership. Tudor Investment Corporation exercises voting control and dispositive authority over shares held by entities with respect to which it acts as investment advisor or of which it is a general partner or otherwise an affiliate through a three-person investment committee currently composed of Mark Dalton, Jim Palotta and Bob Forlenza. The address of Tudor Investment Corporation is 50 Rowes Wharf, 6th Floor, Boston, Massachusetts 02110. TVII, Raptor and Altar Rock hold investments in two broker-dealers that do not engage in the underwriting of securities, including the securities to be sold in this offering, and as such, are deemed to be affiliates of such broker-dealers. However, each of the selling stockholders affiliated with Tudor Investment Corporation acquired the securities to be sold in this offering in the ordinary course of business for investment for its own account and not as a nominee or agent and, at the time of that purchase, had no contract, undertaking, agreement, understanding or arrangement, directly or indirectly, with any person to sell, transfer, distribute or grant participations to such person or to any third person with respect to those securities.
(15) As reported on Schedule 13G, filed February 14, 2006, FMR Corp. and Edward C. Johnson 3d, and its wholly owned subsidiary, Fidelity Management & Research Company, has the sole power to vote and direct the vote of 1,087,246 shares and sole dispositive power over 4,819,246 shares. The address for FMR Corp. is 82 Devonshire, Boston, MA 02109.
Description of capital stock
Our authorized capital stock consists of 500,000,000 shares of common stock, $0.001 par value and 50,000,000 shares of preferred stock, $0.001 par value. As of March 31, 2006, there were 82,184,965 shares of our common stock outstanding that were held of record by approximately 25 stockholders, and options to purchase 4,119,995 shares of common stock were outstanding. We will have a total of 82,184,965 shares of common stock outstanding following this offering.
The following description is only a summary. You should also refer to our amended and restated certificate of incorporation and bylaws, both of which have been filed with the SEC as exhibits to our registration statement of which this prospectus forms a part.
Common stock
Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefor at the times and in the amounts as our board of directors may from time to time determine. All dividends are non-cumulative. In the event of the liquidation, dissolution or winding up of our company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the prior distribution rights of preferred stock, if any, then outstanding. Each stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our amended and restated certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. Our board of directors is divided into three classes, with each director serving a three-year term and one class being elected at each year’s annual meeting of stockholders. See “Management — Composition of board of directors.” The common stock is not entitled to preemptive rights and is not subject to conversion or redemption. There are no sinking fund provisions applicable to our common stock. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.
Preferred stock
Pursuant to our amended and restated certificate of incorporation, our board of directors has the authority, without further action by the stockholders, to issue up to 50,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges, and relative participating, optional or special rights as well as the qualifications, limitations or restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, and liquidation preferences, any or all of which may be greater than the rights of the common stock. Our board of directors, without stockholder approval, can issue preferred stock with voting, conversion, or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock and may adversely affect the voting and other rights of the holders of common stock. At present, we have no plans to issue any preferred stock following this offering.
Registration rights
After the SEC declares this registration statement effective and without taking into account the sale of any shares in this offering, and assuming we comply with various other requirements, the holders of 62,454,614 shares of common stock will hold registration rights. These rights are held under the terms of an agreement between us and various stockholders. Under the terms of this agreement, if we propose to register any of our securities under the Securities Act, either for our own account or for other security holders, we must give the holders of registration rights notice of such registration and include a portion of their shares of common stock in such registration if they so choose at our expense. In addition, some holders of registration rights may require us to file a registration statement under the Securities Act at our expense with respect to their shares of common stock. We are required to use our commercially reasonable efforts to effect such registration. All of these registration rights are subject to specific conditions and limitations, among them the right of the underwriters of any offering to limit the number of shares included in such registration and our right not to effect a registration in specific situations. Under this agreement, we have agreed to bear all registration expenses (other than underwriting discounts and commissions and fees), and specific fees and disbursements of counsel of the holders of registration rights. We have agreed to indemnify the holders of registration rights against specific liabilities under the Securities Act. We are bearing all such costs related to the registration statement of which this prospectus is a part. A summary of the terms of such registration rights is described below.
Demand Registration Rights. The holders of at least a majority of the shares held by the private equity investors having registration rights and at least a majority of the shares held by M&C International, including shares transferred by M&C International to Mr. Sanford prior to our initial public offering, can each demand that we file a registration statement for those shares. We will effect the registration as requested, unless the underwriters decide to limit the number of shares that may be included in the registration due to marketing factors. We are only obligated to satisfy three demand registrations for M&C International, two demand registrations for the private equity investors other than entities affiliated with Tudor Investment Corporation, or Tudor, and one demand registration for Tudor, and we may defer a registration by up to 90 days under specified circumstances once per 12-month period. In connection with this offering, the Registration Agreement is being amended to provide that this registration will not count as a demand registration, and to provide that 5,784,190 shares held by the private equity investors are included in the registration, 4,215,810 shares held by M&C International are included in the registration, 300,000 shares held by Mr. Sanford are included in the registration and 100,000 shares held by Mr. Hagerty are included in the registration.
Piggyback Registration Rights. If we register any securities for public sale, the shares of the private equity investors having registration rights and the shares held by M&C International, including shares transferred by M&C International to Mr. Sanford prior to the consummation of our initial public offering, and Banc of America Strategic Investments Corporation having registration rights may include their shares in the registration statement. The underwriters have the right to limit the number of shares having registration rights that may be included in the registration statement, and the shares, if any, to be included in the registration statement are allocated 61.75% to the private equity investors, 33.25% to M&C International, including shares transferred by M&C International to Mr. Sanford prior to our initial public offering, and 5% to Banc of America Strategic Investments Corporation.
Form S-3 Registration Rights. If we are eligible to file a registration statement on Form S-3, any holders of the shares having registration rights can demand that we file a registration statement on Form S-3 or any similar short-form registration statement, so long as the aggregate offering value of securities to be sold under the registration statement on Form S-3 or any similar short-form registration statement is at least $10 million. We may defer a registration by up to 90 days under specified circumstances once per 12-month period. We are not obligated to include in any Form S-3 registration that is not underwritten the shares of the private equity investors or M&C International, including shares transferred by M&C International to Mr. Sanford prior to the consummation of our initial public offering, who would be permitted to sell all of their securities pursuant to Rule 144 during the 90-day period commencing on the effective date of any Form S-3 registration.
Delaware anti-takeover law and charter and bylaw provisions
Delaware Statute. We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, this statute prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date that the person became an interested stockholder unless (with some exceptions):

•	Prior to such date, the board of directors of the corporation approved either the business, combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	Upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder), those shares owned (1) by persons who are directors and also officers and (2) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	On or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3 % of the outstanding voting stock which is not owned by the interested stockholder.
Generally, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s voting stock. These provisions may have the effect of delaying, deferring or preventing a change in control of us without further action by our stockholders.

Charter Provisions. Our amended and restated certificate of incorporation and bylaws contain provisions that could have the effect of discouraging potential acquisition proposals or making a tender offer or delaying or preventing a change in control of our company, including changes a stockholder might consider favorable. These could have the effect of decreasing the market price of our common stock. In particular, our amended and restated certificate of incorporation and bylaws, as applicable, among other things:

•	divide our board of directors into three separate classes serving staggered three-year terms, which will have the effect of requiring at least two annual stockholder meetings instead of one, to replace a majority of our directors, which could have the effect of delaying of preventing a change in our control or management;

•	provide that special meetings of stockholders can only be called by our board of directors, chairman of the board, chief executive officer or president (in the absence of a chief executive officer). In addition, the business permitted to be conducted at any special meeting of stockholders is limited to the business specified in the notice of such meeting to the stockholders;

•	provide for an advance notice procedure with regard to business to be brought before a meeting of stockholders which may delay or preclude stockholders from bringing matters before a meeting of stockholders or from making nominations for directors at a meeting of stockholders, which could delay or deter takeover attempts or changes in management;

•	eliminate the right of stockholders to act by written consent so that all stockholder actions must be effected at a duly called meeting;

•	provide that directors may only be removed for cause with the approval of stockholders holding a majority of our outstanding voting stock;

•	provide that vacancies on our board of directors may be filled by a majority of directors in office, although less than a quorum and that our board of directors may fix the number of directors by resolution;

•	allow our board of directors to issue shares of preferred stock with rights senior to those of the common stock and that otherwise could adversely affect the rights and powers, including voting rights and the right to approve or not to approve an acquisition or other change in control, of the holders of common stock, without any further vote or action by the stockholders; and

•	not provide for cumulative voting for our directors, which may make it more difficult for stockholders owning less than a majority of our stock to elect any directors to our board of directors.
These provisions may have the effect of discouraging third party from acquiring us, even if doing so would be beneficial to our stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by them, and to discourage some types of transactions that may involve an actual or threatened change in control of our company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage some tactics that may be used in proxy fights. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of the proposed terms. However, these provisions could have the effect of discouraging others from making tender offers for our shares that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in our management.
Limitation of liability and indemnification of officers and directors
Our certificate of incorporation includes provisions that limit the personal liability of our officers and directors for monetary damages for breach of their fiduciary duties as directors, except for liability that cannot be eliminated under the Delaware General Corporation Law. The Delaware General Corporation Law does not permit a provision in a corporation’s Certificate of Incorporation that would eliminate such liability (i) for any breach of their duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for any unlawful payment of a dividend or unlawful stock repurchase or redemption, as provided in Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.
While these provisions provide directors with protection from awards for monetary damages for breaches of their duty of care, they do not eliminate such duty. Accordingly, these provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care. The provisions described above apply to an officer of a corporation only if he or she is a director of such corporation and is acting in his or her capacity as director, and do not apply to the officers of the corporation who are not directors.
Our bylaws provide that, to the fullest extent permitted by the Delaware General Corporation Law, we may indemnify our directors, officers and employees and agents. In addition, we have entered into an indemnification agreement with each of our executive officers and directors pursuant to which we have agreed to indemnify each such executive officer and director to the fullest extent permitted by the Delaware General Corporation Law. These agreements, among other things, provide for indemnification of our directors for expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding arising out of such person’s services as an officer or director. We believe these provisions and agreements are necessary to attract and retain qualified persons as executive officers and directors. At present, there is no pending litigation or proceeding involving any of our directors or executive officers in which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.
Listing
Our common stock is listed on the New York Stock Exchange under the symbol “GCA.”
Transfer agent and registrar
The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.
Shares eligible for future sale
Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices.

Upon completion of this offering, we will have outstanding approximately 82,184,965 shares of our common stock. Of these shares, without taking into account the lock-up agreements or vesting restrictions, approximately 30,130,351 shares (including the 10,400,000 shares sold by the selling stockholders in the offering, plus any shares issued upon exercise of the underwriters’ option to purchase additional shares) will be freely tradable without restriction under the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act (generally, our officers, directors and 10% stockholders). Shares held by affiliates may generally only be sold pursuant to an effective registration statement under the Securities Act or in compliance with limitations of Rule 144 as described below.
The remaining approximately 52,154,614 shares outstanding are “restricted securities” within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k), or 701 promulgated under the Securities Act, which are summarized below.
Prior to this offering, 354,997 of the freely tradable shares and 45,477,668 of the “restricted securities” will become subject to lock-up agreements pursuant to which the stockholder has agreed not to offer, sell, contract to sell, grant any option to purchase, or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them for a period of 90 days after the date of this prospectus, subject to certain exceptions, without the prior written consent of J.P. Morgan Securities Inc., in which case some or all of the shares may be released from these lock-up agreements. As a result of these contractual restrictions, notwithstanding their free tradability under the Securities Act or their eligibility for sale under the provisions of Rules 144, 144(k), and 701, shares subject to lock-up agreements may not be sold until the lock-up agreements expire or are waived by the designated underwriters’ representative. Taking into account the lock-up agreements but without taking into account any vesting restrictions, and assuming we and J.P. Morgan Securities Inc. do not release stockholders from these agreements, the following shares will be eligible for sale in the public market at the following times:

•	beginning on the effective date of the offering, 29,775,354 shares (including the 10,400,000 shares sold by the selling stockholders in the offering, plus any shares issued upon exercise of the underwriters’ option to purchase additional shares) will be immediately available for sale in the public market;

•	approximately 6,676,946 shares will be immediately eligible for sale pursuant to Rule 144 subject to volume restrictions as described below;

•	354,997 shares will become freely tradable beginning 90 days after the date of this prospectus; and

•	45,477,668 shares will become eligible for sale pursuant to Rule 144, subject to volume restrictions as described below, beginning 90 days after the date of this prospectus.
We have registered on Form S-8 under the Securities Act all 7,010,437 of the shares of common stock issued or reserved for future issuance under (i) a standalone stock option agreement with Harry Hagerty, our Chief Financial Officer, and (ii) our 2005 Stock Incentive Plan. This registration statement on Form S-8 also covers annual increases in the number of shares available under the 2005 Stock Incentive Plan pursuant to the terms of such plan. Shares registered under this registration statement will generally be available for sale in the open market unless subject to the lock-up agreements. However, shares of common stock issued under our 2005 Stock Incentive Plan may not be sold until they become vested pursuant to the terms of the awards under which they were issued.
Following this offering, holders of 52,154,614 shares of our common stock are entitled to rights with respect to registration of these shares for sale in the public market. For more information, see “Description of capital stock—Registration rights.” Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration.
Rule 144. In general, under Rule 144 as currently in effect, and beginning after the expiration of the lock-up agreements, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: one percent of the number of shares of common stock then outstanding (which will equal approximately 821,850 shares immediately after this offering) or the average weekly trading volume of the common stock during the four calendar weeks preceding the sale. Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of us at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.
Rule 701. In general, each of our directors, officers, employees, consultants, or advisors who purchased shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144.
Material United States Federal tax consequences
for non-United States stockholders
This is a general summary of material United States Federal income and estate tax considerations with respect to your acquisition, ownership and disposition of common stock if you are a beneficial owner of shares other than:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation created or organized in, or under the laws of, the United States or any political subdivision of the United States;

•	an estate, the income of which is subject to United States Federal income taxation regardless of its source;

•	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust; or

•	a trust that existed on August 20, 1996, was treated as a United States person on August 19, 1996, and elected to be treated as a United States person.

This summary does not address all of the United States Federal income and estate tax considerations that may be relevant to you in light of your particular circumstances or if you are a beneficial owner subject to special treatment under United States Federal income tax laws (such as a “controlled foreign corporation,” “passive foreign investment company,” “foreign personal holding company,” company that accumulates earnings to avoid United States Federal income tax, foreign tax-exempt organization, financial institution, broker or dealer in securities or former United States citizen or resident). This summary does not discuss any aspect of state, local or non-United States taxation. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (“Code”), Treasury regulations, judicial opinions, published positions of the United States Internal Revenue Service (“IRS”) and all other applicable authorities, all of which are subject to change, possibly with retroactive effect. This summary is not intended as tax advice.
If a partnership holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisor.
WE URGE PROSPECTIVE NON-UNITED STATES STOCKHOLDERS TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-UNITED STATES INCOME, ESTATE AND OTHER TAX CONSIDERATIONS OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF COMMON STOCK.
Dividends
In general, any distributions we make to you with respect to your shares of common stock that constitute dividends for United States Federal income tax purposes will be subject to United States withholding tax at a rate of 30% of the gross amount, unless you are eligible for a reduced rate of withholding tax under an applicable income tax treaty and you provide proper certification of your eligibility for such reduced rate (usually on an IRS Form W-8BEN). A distribution will constitute a dividend for United States Federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under the Code. Any distribution not constituting a dividend for United States federal income tax purposes will constitute a return of capital and be treated first as reducing your basis in your shares of common stock, but not below zero, and, to the extent it exceeds your basis, as gain from the disposition of your shares of common stock.
Dividends we pay to you that are effectively connected with your conduct of a trade or business within the United States (and, if particular income tax treaties apply, are attributable to a United States permanent establishment maintained by you) generally will not be subject to United States withholding tax if you comply with applicable certification and disclosure requirements. Instead, such effectively connected dividends generally will be subject to United States Federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to United States persons. If you are a corporation, effectively connected dividends may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty). Dividends that are effectively connected with your conduct of a trade or business but that under an applicable income tax treaty are not attributable to a United States permanent establishment maintained by you may be eligible for a reduced rate of United States withholding tax under such treaty, provided you comply with certification and disclosure requirements necessary to obtain treaty benefits.

If you are eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service. If you hold our common stock through a foreign partnership or a foreign intermediary, in addition to your compliance with the certification requirements described above, applicable certification requirements will also generally require that the foreign partnership or foreign intermediary provide additional certification.
Sale or other disposition of common stock
You generally will not be subject to United States Federal income tax on any gain realized upon the sale or other disposition of your shares of common stock unless:

•	the gain is effectively connected with your conduct of a trade or business within the United States (and, under applicable income tax treaties, is attributable to a United States permanent establishment you maintain);

•	you are an individual, you hold your shares of common stock as capital assets, you are present in the United States for 183 days or more in the taxable year of disposition and you meet other conditions, and you are not eligible for relief under an applicable income tax treaty; or

•	we are or have been a “United States real property holding corporation” for United States Federal income tax purposes (which we believe we are not and have never been, and do not anticipate we will become) at any time within the shorter of the five-year period preceding disposition or your holding period for your shares of common stock, and so long as our common stock is regularly traded on an established securities market, you actually or constructively hold or have held (at any time during the shorter of the five-year period preceding disposition or your holding period for your shares of common stock) more than 5% of our common stock.
If you have gain that is described in the first bullet point above, such gain generally will be subject to United States Federal income tax, net of certain deductions, at the same rates applicable to United States persons. If you are a corporation, the branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) also may apply to such effectively connected gain. If the gain from the sale or disposition of your shares is effectively connected with your conduct of a trade or business in the United States but under an applicable income tax treaty is not attributable to a permanent establishment you maintain in the United States, your gain may be exempt from United States tax under the treaty. If you are described in the second bullet point above, you generally will be subject to United States Federal income tax at a rate of 30% on the gain realized, although the gain may be offset by some United States source capital losses realized during the same taxable year.
Information reporting and backup withholding
We must report annually to the IRS and to you the amount of dividends or other distributions we pay to you on your shares of common stock and the amount of tax we withhold on these distributions regardless of whether withholding is required. The IRS may make copies of the information returns reporting those dividends and amounts withheld available to the tax authorities in the country in which you reside pursuant to the provisions of an applicable income tax treaty or exchange of information treaty.

The United States imposes a backup withholding tax on dividends and certain other types of payments to United States persons. You will generally not be subject to backup withholding tax on dividends you receive on your shares of common stock if you provide proper certification (usually on an IRS Form W-8BEN) of your status as a non-United States person or you are a corporation or one of several types of entities and organizations that qualify for exemption (an “exempt recipient”).
Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale of your shares of common stock outside the United States through a foreign office of a foreign broker that does not have requisite connections to the United States. However, if you sell your shares of common stock through a United States broker or the United States office of a foreign broker, the broker will be required to report the amount of proceeds paid to you to the IRS and also backup withhold on that amount unless you provide appropriate certification (usually on an IRS Form W-8BEN) to the broker of your status as a non-United States person or you are an exempt recipient. Information reporting (and backup withholding if the appropriate certification is not provided) also apply if you sell your shares of common stock through a foreign broker deriving more than a specified percentage of its income from United States sources or having requisite connections to the United States.
Any amounts withheld with respect to your shares of common stock under the backup withholding rules will be refunded to you or credited against your United States Federal income tax liability, if any, by the IRS if the required information is furnished to the IRS in a timely manner.
If you hold our common stock through a foreign partnership or a foreign intermediary, in addition to your compliance with the certification requirements described above, applicable certification requirements will also generally require that the foreign partnership or foreign intermediary provide additional certification.
Estate tax
Common stock owned or treated as owned by an individual who is not a citizen or resident (as defined for United States Federal estate tax purposes) of the United States at the time of his or her death will be included in the individual’s gross estate for United States Federal estate tax purposes and therefore may be subject to United States Federal estate tax unless an applicable estate tax treaty provides otherwise.

Underwriting
We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. J.P. Morgan Securities Inc. is acting as sole book-running manager and sole representative of the underwriters.

Underwriters	Number of shares

J.P. Morgan Securities Inc.	5,200,001
Bear, Stearns & Co. Inc.	1,213,333
Cowen and Company, LLC	1,213,333
Deutsche Bank Securities	1,213,333
Banc of America Securities LLC	520,000
Citigroup Global Markets Inc.	520,000
Wachovia Capital Markets, LLC	520,000
Total	10,400,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.
If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,560,000 shares from certain of the selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders. The amounts in the table are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Paid by the selling stockholders	No exercise	Full exercise

Per share	$0.75	$0.75
Total	$7,800,000.00	$8,970,000.00

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms.
We, our officers, directors and certain of our stockholders, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our or their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of J.P. Morgan Securities Inc., in which case some or all of the shares may be released from these lock-up agreements. Our agreement in this regard does not apply to any existing employee benefit plans or to the issuance by us of up to 8,218,497 shares of our common stock or securities convertible into up to 8,218,497 shares of our common stock in connection with an acquisition, merger, consolidation or sale of assets or in connection with a strategic investment, partnership or joint venture, provided that the recipients of any such shares agree to be bound by the provisions of the lock-up agreement for the duration of the lock-up period. See “Shares eligible for future sale” for a discussion of certain transfer restrictions.
The 90-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 90-day period, in which case the relevant restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the date of the issuance of the earnings release or the announcement of the material news or material event.
Our common stock is listed on the New York Stock Exchange under the symbol “GCA.”
In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

Each of the underwriters has represented and agreed that:

(a) it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to us; and

(c) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.
In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than € 50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.
For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.
The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.
We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $685,000. All of these expenses will be borne by the Company.
The selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us and our affiliates, for which they received or will receive customary fees and expenses.
Legal matters
Morrison & Foerster LLP, Palo Alto, California, will pass for us on the validity of the common stock offered hereby. Latham & Watkins LLP, Menlo Park, California, is acting as counsel for the underwriters in connection with selected legal matters relating to the shares of common stock offered by this prospectus.
Experts
The consolidated financial statements as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
Additional information
Global Cash Access Holdings, Inc. is subject to the information and periodic reporting requirements of the Securities and Exchange Act of 1934, as amended, and files periodic reports and other information with the SEC. These periodic reports and other information are available for inspection and copying at the SEC’s public reference facilities and the web site of the SEC referred to below. Global Cash Access Holdings, Inc. filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the offer and sale of common stock pursuant to this prospectus. This prospectus, filed as a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto in accordance with the rules and regulations of the SEC and no reference is hereby made to such omitted information. Statements made in this prospectus concerning the contents of any contract, agreement or other document filed as an exhibit to the registration statement are summaries of the terms of such contracts, agreements or documents and are not necessarily complete. Reference is made to each such exhibit for a more complete description of the matters involved and such statements shall be deemed qualified in their entirety by such reference. The registration statement and the exhibits and schedules thereto filed with the SEC may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the Commission at its principal office at 100 F Street, N.E., Washington, D.C. 20549 and at the regional offices of the Commission located at 5670 Wilshire Boulevard, 11th Floor, Los Angeles, CA 90036-3648. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. The Commission also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. For further information pertaining to the common stock offered by this prospectus and Global Cash Access Holdings, Inc. reference is made to the registration statement.

Report of independent
registered public accounting firm
To the Board of Directors and Stockholders of
Global Cash Access Holdings, Inc.
Las Vegas, Nevada
We have audited the accompanying consolidated balance sheets of Global Cash Access Holdings, Inc. and subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of income and comprehensive income, stockholders’ equity (deficiency), and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Global Cash Access Holdings, Inc. and subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
/s/ Deloitte & Touche LLP
Las Vegas, Nevada
March 22, 2006

Global Cash Access Holdings, Inc. and Subsidiaries
Consolidated balance sheets

	December 31,

(amounts in thousands, except par value)	2005	2004

Assets
Cash and cash equivalents	$35,123	$49,577
Settlement receivables	60,164	30,357
Receivables, other	7,355	4,641
Prepaid and other assets	10,959	13,725
Property, equipment and leasehold improvements, net	10,579	10,341
Goodwill, net	156,756	156,733
Other intangibles, net	22,006	16,546
Deferred income taxes, net	207,476	214,705

Total assets	$510,418	$496,625

Liabilities and stockholders’ equity (deficiency)
Liabilities:
Settlement liabilities	$59,782	$42,192
Accounts payable	20,413	20,617
Accrued expenses	14,178	12,258
Borrowings	321,412	478,250

Total liabilities	415,785	553,317

Commitments and contingencies (Note 6)
Minority interest	149	87
Stockholders’ equity (deficiency):
Common stock - series A, $0.001 par value, 500,000 and 97,500 shares authorized and 81,554 and 31,775 shares outstanding at December 31, 2005 and 2004, respectively	82	32
Common stock - series B, $0.001 par value, 0 and 13,000 shares authorized and 0 and 400 shares outstanding at December 31, 2005 and 2004, respectively	—	—
Convertible preferred stock - series A, $0.001 par value, 50,000 and 39,325 shares authorized and 0 and 31,720 shares outstanding at December 31, 2005 and 2004, respectively	—	32
Convertible preferred stock - series B, $0.001 par value, 0 and 13,000 shares authorized and 0 and 7,605 shares outstanding at December 31, 2005 and 2004, respectively	—	8
Additional paid in capital	128,886	—
Accumulated deficit	(36,210)	(58,801)
Accumulated other comprehensive income	1,726	1,950

Total stockholders’ equity (deficiency)	94,484	(56,779)

Total liabilities and stockholders’ equity (deficiency)	$510,418	$496,625

See notes to consolidated financial statements.

Global Cash Access Holdings, Inc. and Subsidiaries
Consolidated statements of income
and comprehensive income

	Years ended December 31,

(amounts in thousands, except earnings per share)	2005	2004	2003

Revenues:
Cash advance	$235,055	$209,962	$186,547
ATM	182,291	158,433	132,341
Check services	26,376	23,768	26,326
Central credit and other revenues	10,358	10,840	10,500

Total revenues	454,080	403,003	355,714
Cost of revenues (exclusive of depreciation and amortization)	(309,002)	(270,112)	(232,463)
Operating expenses	(50,685)	(45,322)	(45,430)
Amortization	(5,295)	(5,672)	(6,508)
Depreciation	(6,814)	(7,876)	(7,553)

Operating income	82,284	74,021	63,760

Interest income (expense), net:
Interest income	1,815	1,318	1,312
Interest expense	(44,165)	(33,343)	(6,762)
Loss on early extinguishment of debt	(9,529)	—	—

Total interest income (expense), net	(51,879)	(32,025)	(5,450)

Income before income tax (provision) benefit and minority ownership loss	30,405	41,996	58,310
Income tax (provision) benefit	(8,032)	212,346	(321)

Income before minority ownership loss	22,373	254,342	57,989
Minority ownership loss	218	213	400

Net income	22,591	254,555	58,389
Foreign currency translation	(224)	209	2,054

Comprehensive income	$22,367	$254,764	$60,443

Earnings per share
Basic	$0.49	$7.91	$1.81
Diluted	$0.30	$3.56	$0.82
Weighted average number of common shares outstanding:
Basic	45,643	32,175	32,175
Diluted	74,486	71,566	71,500

See notes to consolidated financial statements.

Global Cash Access Holdings, Inc. and Subsidiaries
Consolidated statements of income
and comprehensive income

	Years ended
	December 31,

(amounts in thousands, except earnings per share)	2004	2003

Pro forma computation related to conversion to corporation for income tax purposes
Income before income tax benefit (provision) and minority ownership loss - historical	$41,996	$58,310
Income tax provision - historical, exclusive of tax benefit, net	(10,519)	(321)
Pro forma income tax provision (unaudited)	(4,600)	(20,741)
Minority ownership loss - historical	213	400

Pro forma net income (unaudited)	$27,090	$37,648

Pro forma earnings per share:
Basic	$0.84	$1.17
Diluted	$0.38	$0.53
Pro forma weighted average number of common shares outstanding
Basic	32,175	32,175
Diluted	71,566	71,500

See notes to consolidated financial statements.

Global Cash Access Holdings, Inc. and subsidiaries
(formerly Global Cash Access, Inc.)
Consolidated statement of stockholders’ equity (deficiency)
For the years ended December 31, 2004, 2003 and 2002

	Common Stock —		Common Stock —		Preferred Stock —		Preferred Stock —
	Series A		Series B		Series A		Series B				Accumulated
(amounts in									Additional		other
thousands,	Number of		Number of		Number of		Number of		paid in	Accumulated	comprehensive	Members’
except shares)	shares	Amount	shares	Amount	shares	Amount	shares	Amount	capital	deficit	income	capital	Total

BALANCE — January 1, 2003	—	$—	—	$—	—	$—	—	$—	$—	$—	$(313)	$202,584	$202,271
Net income												58,389	58,389
Foreign currency translation											2,054		2,054
Distributions to members												(63,467)	(63,467)

BALANCE — December 31, 2003	—	—	—	—	—	—	—	—	—	—	1,741	197,506	199,247
Net income before change in tax status												227,121	227,121
Foreign currency translation											209		209
Distributions to members												(73,028)	(73,028)
Deemed distributions to members												(3,166)	(3,166)
Deemed contributions from members												964	964
Redemption of membership units												(435,560)	(435,560)
Change in tax status from a limited liability company to a corporation on May 14, 2004	31,775,250	32	399,750	—	31,720,000	32	7,605,000	8	—	(86,235)		86,163	—
Net income after change in tax status	—	—	—	—	—	—	—	—	—	27,434	—	—	27,434

BALANCE — December 31, 2004	31,775,250	$32	399,750	$—	31,720,000	$32	7,605,000	$8	$—	$(58,801)	$1,950	$—	$(56,779)
Net income										22,591			22,591
Foreign currency translation											(224)		(224)
Conversion of all series shares into common A shares	39,724,750	40	(399,750)	—	(31,720,000)	(32)	(7,605,000)	(8)					—
Offering of common stock	10,053,568	10	—	—	—	—	—	—	128,886	—	—	—	128,896

BALANCE — December 31, 2005	81,553,568	$82	—	$—	—	$—	—	$—	$128,886	$(36,210)	$1,726	$—	$94,484

See notes to consolidated financial statements.

Global Cash Access Holdings, Inc. and subsidiaries
Consolidated statements of cash flows

	Years ended December 31,

(amounts in thousands)	2005	2004	2003

Cash flows from operating activities:
Net income	$22,591	$254,555	$58,389
Adjustments to reconcile net income to cash provided by operating activities:
Amortization of financing costs	1,942	1,618	—
Amortization of intangibles	5,295	5,672	6,508
Depreciation	6,814	7,876	7,553
Loss on sale or disposal of assets	47	179	458
Loss on early extinguishment of debt	9,529	—	—
Provision for bad debts	1,100	—	—
Deferred income taxes	7,228	(214,665)	—
Minority ownership loss	(218)	(213)	(400)
Changes in operating assets and liabilities:
Settlement receivables	(30,029)	(9,815)	795
Receivables, other	(4,129)	(659)	(2,710)
Prepaid and other assets	(1,093)	(475)	44
Settlement liabilities	17,837	18,995	(34,289)
Accounts payable	(178)	2,588	1,031
Accrued expenses	1,849	9,556	(3,908)

Net cash provided by operating activities	38,585	75,212	33,471

Cash flows from investing activities:
Purchase of property, equipment and leasehold improvements	(7,098)	(3,261)	(6,012)
Purchase of other intangibles	(10,762)	(1,600)	(1,035)

Net cash used in investing activities	(17,860)	(4,861)	(7,047)

Cash flows from financing activities:
Borrowings under credit facility	—	484,087	—
Repayments under credit facility	(74,588)	(16,750)	—
Repayments from early retirement of senior subordinated notes	(89,446)	—	—
Debt issuance costs	(331)	(3,000)	—
Net proceeds from public equity offerings	128,895	—	—
Minority capital contributions	280	300	400
Redemption of membership interests and distributions to partners	—	(508,587)	(63,467)

Net cash used in financing activities	(35,190)	(43,950)	(63,067)

Net effect of exchange rate changes on cash and cash equivalents	$11	$(247)	$2,482

Net (decrease) increase in cash and cash equivalents	(14,454)	26,154	(34,161)
Cash and cash equivalents — beginning of period	49,577	23,423	57,584

Cash and cash equivalents — end of period	$35,123	$49,577	$23,423

	Years ended December 31,

(amounts in thousands)	2005	2004	2003

Supplemental disclosure of cash flow information:
Cash paid during year for:
Interest	$43,610	$25,689	$6,839

Income taxes	$2,334	$407	$1,636

Supplemental schedule of non-cash investing and financing activities:
Contribution related to forgiveness of related party payable		$964

Distribution related to forgiveness of related party receivable		$3,166

Debt issuance costs treated as a reduction of credit facility proceeds		$10,913

See notes to consolidated financial statements.

Global Cash Access Holdings, Inc. and Subsidiaries
Notes to consolidated financial statements
1.      Business and basis of presentation
Global Cash Access Holdings, Inc. is a holding company, the principal asset of which is the capital stock of Global Cash Access, Inc. Unless otherwise indicated, the terms “the Company,” “we,” “us” and “our” refer to Global Cash Access Holdings, Inc. together with its consolidated subsidiaries (“Holdings”). Holdings was formed on February 4, 2004, to hold all of the outstanding capital stock of Global Cash Access, Inc. (formerly known as Global Cash Access, L.L.C.) (“GCA”) and to guarantee the obligations under our senior secured credit facilities (see further discussion at Note 7). On May 14, 2004, the Company converted from a Limited Liability Company to a corporation under the laws of Delaware and became known as Global Cash Access Holdings, Inc. Prior to May 14, 2004, the Company operated as a limited liability company and was known as Global Cash Access Holdings L.L.C. The accompanying consolidated financial statements present the operations of the Company as-if Holdings had been in existence for all periods presented.
GCA is a financial services company that provides cash access products and services to the gaming industry. The Company’s cash access products and services allow gaming patrons to access funds through a variety of methods, including credit card cash advances, point-of-sale debit card cash advances, automated teller machine (“ATM”) withdrawals, check cashing transactions and money transfers. These services are provided to patrons at gaming establishments directly by the Company or through one of its consolidated subsidiaries: CashCall Systems Inc. (“CashCall”), Global Cash Access (BVI), Inc. (“BVI”), Global Cash Access Switzerland A.G. (“Swiss Co”), or QuikPlay, LLC (“QuikPlay”).
The Company also owns and operates one of the leading credit reporting agencies in the gaming industry, Central Credit, LLC (“Central”), and provides credit-information services to gaming establishments and credit-reporting history on gaming patrons to the various gaming establishments. Central operates in both international and domestic gaming markets.
The accompanying consolidated financial statements include the accounts of Holdings and its consolidated subsidiaries: GCA, CashCall, Central, BVI, Swiss Co and QuikPlay.
CashCall is a corporation incorporated under the laws of Ontario, Canada and is directly owned by GCA that provides consumer cash access to gaming establishments in Canada through credit and debit card cash advance transactions. On August 30, 2001, GCA established a United Kingdom branch to provide credit and debit card cash advance and ATM withdrawal transactions to gaming patrons in the United Kingdom. The branch did not initiate these transactions until early 2002 when the regulatory approval to perform these types of transactions in gaming establishments was granted by Parliament.
QuikPlay is a joint venture formed on December 6, 2000, owned 60% by GCA and 40% by International Game Technology (“IGT”). IGT is one of the largest manufacturers of gaming equipment in the United States. QuikPlay was formed to develop cash advance capabilities to gaming patrons at or near the point of play. As GCA is the managing member of this entity, it has been consolidated in the Company’s consolidated financial statements for all periods presented.

The Company provides some services in conjunction with companies wholly owned by First Data Corporation (“First Data”), including Integrated Payment Systems, Inc. and IPS Canada, Inc. (collectively, “IPS”), TRS Recovery Services, Inc., and TeleCheck Services, Inc., (collectively “TeleCheck”), and Western Union Financial Services, Inc. (“Western Union”). Prior to March 10, 2004, First Data owned 67% of the Company (see further discussion at Restructuring of Ownership below). GCA is a money transfer agent for Western Union, a wholly owned subsidiary of First Data. Western Union contracts directly with the casinos and provides GCA commissions on the transactions processed by the casino. These commissions are included as part of other revenues in the accompanying consolidated statements of income.
The Company markets check authorization services to gaming establishments pursuant to the TeleCheck Marketing Agreement dated July 9, 1998, as amended March 10, 2004 and further amended effective March 6, 2006. GCA, through TeleCheck, provides gaming establishments who are merchant subscribers check warranty services. GCA provides marketing and customer service to the gaming establishment on behalf of TeleCheck. Because GCA controls the primary customer relationship and GCA can choose to offer check warranty products other than those of TeleCheck (including our own), we view TeleCheck as our agent with respect to these services. Under the TeleCheck Marketing Agreement, as amended, GCA receives the monthly fee charged to gaming establishments, net of actual warranty losses and operating expenses reported by TeleCheck. GCA records the gross monthly fee charged to the gaming establishments in check services revenue. The actual warranty losses billed by TeleCheck are recorded as part of cost of revenues (exclusive of depreciation and amortization). At month end, GCA estimates a liability for unpresented warranty claims and adjusts the month end accrual and warranty expense as necessary. The operating expenses invoiced by TeleCheck are recorded as part of operating expenses.
Restructuring of ownership
On December 10, 2003, the principal owners of GCA, First Data Financial Services, LLC (“FDFS”) and FDFS Holdings, LLC (both of which are subsidiaries of First Data) and M&C International (“M&C”), entered into a restructuring agreement with the principals of M&C. This restructuring agreement and the subsequent amendments provided for the recapitalization of GCA’s membership so that all of the membership units in GCA were contributed to Holdings. GCA is a wholly owned subsidiary of Holdings.
Pursuant to the Restructuring of Ownership, all of the membership units in Holdings owned by FDFS Holdings, LLC were redeemed for an aggregate amount of $435.6 million. Additionally, some of M&C’s membership units in Holdings were redeemed for $38.0 million.
Immediately prior to the redemption of First Data’s and M&C’s membership units in Holdings, M&C sold to Bank of America Corporation a portion of M&C’s membership units in Holdings for an aggregate purchase price of $20.2 million. Additionally as part of the Restructuring of Ownership, a $12.1 million distribution was made to M&C that was paid directly to Bank of America for settlement of a loan between Bank of America and M&C.
Upon the consummation of the restructuring transaction, which was completed on March 10, 2004, Holdings was approximately 95% owned by M&C and approximately 5% owned by a wholly owned subsidiary of Bank of America Corporation.

Securities purchase and exchange agreement
On April 21, 2004, and as amended on May 13, 2004, Holdings and the owners of Holdings entered into a Securities Purchase and Exchange Agreement (“Securities Purchase Agreement”) whereby equity interests in Holdings were sold to private equity investors for an aggregate purchase price of $316.4 million. Under the terms of the Securities Purchase Agreement, approximately 55% of the equity interests in Holdings held by M&C were sold to the investors. The Company did not receive any proceeds under the private equity restructuring.
Additionally, Holdings and each of its wholly owned subsidiaries that were not corporations agreed, among other things, to convert from limited liability companies to corporations organized under the laws of Delaware (the “Conversion”), and the members of Holdings agreed to exchange membership units in Holdings for various classes of common and preferred stock. Upon the consummation of the security purchase transaction, Holdings was approximately 55% owned by the private equity investors, 40% owned by M&C and 5% owned by Bank of America.
On May 14, 2004, the Company changed its tax classification from a limited liability company to a taxable corporation organized under the laws of Delaware. In accordance with generally accepted accounting principles, upon conversion to a taxable entity the Company recorded an income tax benefit to establish a net deferred tax asset attributed to differences between the financial reporting and the income tax basis of assets and liabilities (see further discussion in Note 10). The consolidated statements of income have been expanded to reflect the unaudited pro forma impact had the Company been a taxable entity for all periods presented.
2.      Summary of significant accounting policies
Principles of consolidation
The consolidated financial statements presented for the years ended December 31, 2005, 2004 and 2003 and as of December 31, 2005 and 2004 include the accounts of Global Cash Access Holdings, Inc. and its subsidiaries. As part of the Restructuring of Ownership on March 10, 2004, an affiliated company, CashCall, was contributed to GCA by the former owners. The financial statements also include CashCall as a combined entity for the period prior to its contribution on March 10, 2004 because it was under common control.
All significant intercompany transactions and balances have been eliminated in consolidation.
Cash and cash equivalents
Cash and cash equivalents include cash and all balances on deposit in banks and financial institutions. The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash and cash equivalents. Such balances may at times exceed the federal insurance limits. However, the Company periodically evaluates the creditworthiness of these institutions to minimize risk.
ATM funding agreements
The Company obtains all of the cash required to operate its ATMs through various ATM Funding Agreements more fully described in Note 3. Under the terms of these arrangements, the cash utilized within the ATMs is not the property of the Company. Accordingly, these funds are not included within the consolidated balance sheets.

Some gaming establishments provide the cash utilized within the ATM (“Site-Funded”). The receivables generated for the amount of cash dispensed from transactions performed at our ATMs are owned by GCA and GCA is liable to the gaming establishment for the face amount of the cash dispensed. In the consolidated balance sheets, the amount receivable for transactions processed on these ATM transactions is included within settlement receivables and the amount due to the location for the face amount of dispensing transactions is included within settlement liabilities. As of December 31, 2005 and 2004, the Company operated 203 and 122 ATMs, respectively, that were Site-Funded.
For our non-Site Funded locations, GCA obtains the necessary cash to service these machines through an Amended Treasury Services Agreement with Bank of America. Under the terms of this agreement, neither the cash utilized within the ATMs nor the receivables generated for the amount of cash dispensed through transactions on the ATMs are owned or controlled by GCA. Therefore, these amounts have been excluded from the consolidated balance sheets.
Settlement receivables and settlement liabilities
In the credit and debit card cash advance transactions provided by GCA and CashCall, the gaming establishment is reimbursed for the cash disbursed to gaming patrons through a check issued by IPS. GCA is an agent of IPS, a licensed issuer of payment instruments that is wholly owned by First Data. Pursuant to these agency relationships, GCA indemnifies IPS for any losses incurred in conjunction with credit and debit card cash advance transactions, and thus, assumes all of the risks and rewards. GCA receives reimbursement from the patron’s credit or debit card issuer for the transaction in an amount equal to the check issued to the casino plus the cash advance fee charged to the patron. This reimbursement is included within the settlement receivables on the consolidated balance sheets. GCA then remits to IPS the amount of the check issued to the casino. The amount of unpaid checks is included within settlement liabilities on the consolidated balance sheets.
Warranty receivables
In the check services transactions provided by Central, Central warrants check cashing transactions performed at gaming establishments. If a gaming establishment accepts a payroll or personal check from a patron that we warrant, Central is obligated to reimburse the property for the full face value of the dishonored check. All amounts paid out to the gaming establishment related to these items result in a warranty receivable from the patron. This amount is recorded in receivables, other on the consolidated balance sheets. On a monthly basis, Central evaluates the collectibility of the outstanding balances and establishes a reserve for the face amount of the expected losses on these returned items. The warranty expense associated with this reserve is included within cost of revenues (exclusive of depreciation and amortization) in the consolidated statements of income.

A summary activity of the reserve for warranty losses as of December 31, 2005 and 2004 is as follows (amounts in thousands):

Balance, December 31, 2003	$—
Warranty expense provision	30
Charge offs against reserve	$—

Balance, December 31, 2004	$30
Warranty expense provision	2,968
Charge offs against reserve	$—

Balance, December 31, 2005	$2,998

Unamortized debt issuance costs
Debt issuances costs incurred in connection with the issuance and amendment of the senior secured credit facility and the senior subordinated notes are capitalized and amortized to interest expense based upon the related debt agreements using the straight-line method which approximates the effective interest method. Unamortized debt issuance costs are included in prepaid and other assets on the consolidated balance sheets.
Property, equipment and leasehold improvements
Property, equipment and leasehold improvements are stated at cost, less accumulated depreciation, computed using the straight-line method over the lesser of the estimated life of the related assets, generally three to five years, or the related lease term. Amounts charged to expense for depreciation of property, equipment and leasehold improvements were approximately $6.8 million, $7.9 million, and $7.6 million for the years ended December 31, 2005, 2004, and 2003, respectively. Accumulated depreciation was $31.8 million and $25.1 million as of December 31, 2005 and 2004, respectively.
Repairs and maintenance are expensed as incurred.
Upon sale or retirement, the costs and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in the consolidated statements of income.
Property, equipment and leasehold improvements are reviewed for impairment whenever events or circumstances indicate that their carrying amounts may not be recoverable. Impairment is indicated when undiscounted future cash flows do not exceed the asset’s carrying value. As of December 31, 2005, the Company does not believe any of its property, equipment, or leasehold improvements are impaired.
Goodwill
Goodwill represents the excess of the purchase price over the identifiable tangible and intangible assets acquired plus liabilities assumed arising from business combinations.
The Company adopted SFAS No. 142, Goodwill and Other Intangible Assets, which addresses the financial accounting and reporting for intangible assets upon acquisition and subsequent to acquisition. In January 2002 in connection with its initial application, the Company ceased amortization of goodwill, and tested the goodwill balances for impairment. The Company does not believe that any of its goodwill is impaired as of December 31, 2005 based upon the results of our annual impairment testing.
Goodwill, net, attributable to our principal business lines consists of the following at December 31, (amounts in thousands):

	2005	2004

Cash advance	$93,253	$93,230
Credit reporting	39,470	39,470
ATM	24,033	24,033

Total	$156,756	$156,733

Other intangible assets
Other intangible assets consist primarily of customer contracts (rights to provide processing services to clients) acquired through business combinations and acquisitions, capitalized software development costs and the acquisition cost of our patent related to the “3-in-1 rollover” technology acquired in 2005 (see Note 9). The 3-in-1 rollover patent will be amortized over its remaining legal life of 13 years. Excluding the patent, other intangibles are amortized on a straight-line basis over periods ranging from 3 to 10 years. Other intangibles consist of the following as of December 31, (in thousands):

	2005	2004

Customer contracts	$34,516	$34,516
Computer software	12,342	11,767
Patents	10,000	—
Covenants not to compete	1,180	1,000

	58,038	47,283
Less accumulated amortization	(36,032)	(30,737)

Total	$22,006	$16,546

Amortization expense related to these intangibles totaled approximately $5.3 million, $5.7 million and $6.5 million for the years ended December 31, 2005, 2004, and 2003, respectively.

At December 31, 2005 the anticipated amortization expense related to other intangible assets is as follows (in thousands):

2006	$5,176
2007	4,685
2008	2,689
2009	1,961
2010	1,674
Thereafter	5,821

Total	$22,006

The Company accounts for the costs related to computer software developed or obtained for internal use in accordance with the American Institute of Certified Public Accountants Statement of Position 98-1 (“SOP 98-1”), Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP 98-1 establishes that computer software costs that are incurred in the preliminary project stage should be expensed as incurred. Costs incurred in the application development phase are capitalized and amortized over their useful lives, generally not to exceed three years. The Company capitalized $0.6 million, $0.6 million, and $1.0 million of development costs for the years ended December 31, 2005, 2004, and 2003, respectively.
Chargebacks
The Company has established an allowance for chargebacks on credit and debit card cash advance transactions based upon past experience with losses arising from disputed charges by customers. Management periodically reviews the recorded balance to ensure the recorded amount adequately covers the expected losses to be incurred from disputed charges. The recorded allowance for chargebacks is included within accrued expenses on the consolidated balance sheets and had a balance of $0.5 million and $0.1 million as of December 31, 2005 and 2004, respectively. The Company has expensed $0.8 million, $0.1 million and $0.2 million in chargeback losses on credit and debit card cash advance transactions for the years ended December 31, 2005, 2004 and 2003, respectively.
Net warranty liability
The net warranty liability represents the cost to cover the estimated unreceived and uncollectible returned checks that TeleCheck has warranted as of December 31, 2005 and 2004. GCA is obligated to reimburse TeleCheck for all warranted items paid on the Company’s behalf. The Company had $0.5 million accrued for net warranty liability as of December 31, 2005 and 2004.
To determine the net warranty liability, the Company determines the estimated gross warranty liability by applying the historical reimbursement percentage to the actual warranted checks for the month. The historical loss rate on reimbursed items is then applied to the difference between the estimated gross warranty liability and the actual warranty reimbursements processed within the month to arrive at the net warranty liability.
The Company evaluates the recorded balance of the net warranty liability on a monthly basis to ensure that the recorded amount adequately covers the expected expense that will arise in future periods from losses on warranty presentments. The Company evaluates this accrual for adequacy based upon the expected warranty presentments compared to the revenue recorded for the comparable periods.
Fair values of financial instruments
The fair value of a financial instrument represents the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point in time, based upon relevant market information about the financial instrument.
The carrying amount of cash and cash equivalents, receivables, other, settlement receivables and settlement liabilities approximates fair value due to the short-term maturities of these instruments. The fair value of GCA’s borrowings are estimated based on quoted market prices for the same issue. The fair values of all other financial instruments approximate their book values as the instruments are short-term in nature or contain market rates of interest. The following table presents the fair value and carrying value of GCA’s borrowings (amounts in thousands):

	Fair	Carrying
	Value	value

December 31, 2005:
Senior secured credit facility	$170,770	$168,662
Senior subordinated notes	$162,488	$152,750

December 31, 2004:
Senior secured credit facility	$246,595	$243,250
Senior subordinated notes	$252,331	$235,000

Revenue recognition
The Company recognizes revenue when evidence of an arrangement exists, services have been rendered, the price is fixed, or determinable and collectibility is reasonably assured. The Company evaluates its revenue streams for proper timing of revenue recognition.
Cash advance revenue is comprised of the fee charged to patrons for credit and debit card cash advances. Revenue recognition occurs at the point an IPS check is generated by the casino cage for the patron’s transaction or cash is dispensed from an ATM.
ATM revenue is comprised of upfront patron transaction fees or surcharges assessed at the time the transaction is initiated and a percentage of interchange fees paid by the patron’s issuing bank. These issuing banks share the interchange revenue (reverse interchange) with GCA to cover the cost incurred by GCA to acquire the ATM transaction. Upfront patron transaction fees are recognized when a transaction is initiated, and reverse interchange is recognized on a monthly basis based on the total transactions occurring during the month.
In general, check service revenue is comprised of a fee based upon a percentage of the face amount of total checks warranted, and is recognized on a monthly basis.
Credit reporting revenue is based upon either a flat monthly unlimited usage fee or a variable fee structure driven by the volume of patron credit histories generated. This revenue is recognized on a monthly basis based on the total transactions occurring during the month.

Cost of revenues (exclusive of depreciation and amortization)
The cost of revenues (exclusive of depreciation and amortization) represent the direct costs required to perform revenue generating transactions. The principal costs included within cost of revenues (exclusive of depreciation and amortization) are commissions paid to gaming establishments, interchange fees paid to credit and debit card networks, transaction processing fees to our transaction processor and check cashing warranties.
Advertising costs
The Company expenses advertising costs as incurred. Total advertising expense, included in operating expenses in the consolidated statements of income, was $1.2 million, $0.7 million, and $0.6 million for the years ended December 31, 2005, 2004, and 2003, respectively.
Project development costs
Some costs of start-up activities are expensed as incurred. During the years ended December 31, 2005, 2004, and 2003, the Company expensed $0, $0, and $0.7 million, respectively, in project development costs, which related primarily to activities associated with software and hardware development for QuikPlay. As the Company had not received regulatory approval to commence operations until August 2003, all costs incurred for capitalizable development activities were expensed as opposed to capitalized. Such expenses were $0.5 million for the year ended December 31, 2003, and are included within operating expenses on the consolidated statement of income.
Income taxes
As a result of the change in tax classification resulting from the conversion of the Company’s organization as a limited liability company to a corporation, the Company is no longer a pass-through entity for U.S. income tax purposes. Income tax expense includes U.S. and international income taxes, plus the provision for U.S. taxes on undistributed earnings of international subsidiaries not deemed to be permanently invested. Since it is management’s practice and intent to reinvest the earnings in the operations of CashCall, U.S. federal income taxes have not been provided on the undistributed earnings of this subsidiary. Some items of income and expense are not reported in tax returns and financial statements in the same year. The tax effect of such temporary differences is reported as deferred income taxes.
Foreign currency translation
Foreign currency denominated assets and liabilities for those foreign entities for which the local currency is the functional currency are translated into U.S. dollars based on exchange rates prevailing at the end of each year. Revenues and expenses are translated at average exchange rates during the year. The effects of foreign exchange gains and losses arising from these translations are included as a component of other comprehensive income. Translation gains and losses on intercompany balances of a long-term investment nature are also recorded as a component of other comprehensive income.
Internally developed software
The Company accounts for the costs related to computer software developed or obtained for internal use in accordance with the American Institute of Certified Public Accountants Statement of Position 98-1 (“SOP 98-1”), Accounting for the Costs of Computer Software

Developed or Obtained for Internal Use. SOP 98-1 establishes that computer software costs that are incurred in the preliminary project stage should be expensed as incurred. Costs incurred in the application development phase and any upgrades and enhancements that modify the existing software and result in additional functionality are capitalized and amortized over their useful lives, generally not to exceed three years. These costs consist of outside professional fees related to the development of our systems. As of December 31, 2005 and 2004, capitalized costs for internally developed software, net of accumulated amortization, were $1.0 million and $1.4 million, respectively, and such amounts are included within other intangibles, net in the consolidated balance sheets.
Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in consolidated financial statements and accompanying notes. Significant estimates incorporated in the consolidated financial statements include the estimated useful lives for depreciable and amortizable assets, estimated cash flows in assessing the recoverability of long-lived assets, and estimated liabilities for warranty expense, chargebacks, litigation, claims and assessments. Actual results could differ from these estimates.
Earnings applicable to common stock
In accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 128, Earnings per Share, basic EPS is calculated by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the effect of potential common stock, which consists of convertible preferred stock and assumed stock option exercises. For all years presented there were no securities that were antidilutive. The weighted-average number of common shares outstanding used in the computation of basic and diluted earnings per share is as follows at December 31, (amounts in thousands):

	2005	2004	2003

Weighted average number of common shares outstanding — basic	45,643	32,175	32,175
Potential dilution from conversion of preferred shares	28,551	39,325	39,325
Potential dilution from equity grants	292	66	—

Weighted average number of common shares outstanding — diluted	74,486	71,566	71,500

Stock-based compensation
Through December 31, 2005, as permitted by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123, the Company followed the provisions of Accounting Principles Board (“APB”) No. 25 and related interpretations in accounting for its employee stock-based compensation. Accordingly, the intrinsic value method is used to determine the compensation expense recognized.

The following table illustrates the effect on the net income if the Company had applied the fair-value recognition provisions of SFAS No. 123 to the options granted to our employees for the years ended December 31, 2005, 2004 and 2003 (amounts in thousands):

	2005	2004	2003

Net income, as reported	$22,591	$254,555	$58,389

Less: total stock-based compensation determined under fair-value based method for all awards, net of tax	3,870	206	—

Pro forma net income	$18,721	$254,349	$58,389

Earnings per share:
Basic, as reported	$0.49	$7.91	$1.81

Basic, pro forma	$0.41	$7.91	$1.81

Diluted, as reported	$0.30	$3.56	$0.82

Diluted, pro forma	$0.25	$3.56	$0.82

The estimated per share weighted-average fair value of stock options granted during 2005 and 2004 was $7.27 and $4.27, respectively. We have estimated the fair value of options granted at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions in the years ended December 31,:

	2005	2004

Risk-free interest rate	3.8%	4.4%
Expected life of options (in years)	6	6
Expected volatility of Holdings stock price	50.0%	50.0%
Expected dividend yield	0.0%	0.0%

Recently issued accounting standards
In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment, which establishes accounting standards for all transactions in which an entity exchanges its equity instruments for goods and services. SFAS No. 123(R) focuses primarily on accounting for transactions with employees, and carries forward without change prior guidance for share-based payments for transactions with non-employees.
SFAS No. 123(R) eliminates the intrinsic value measurement objective in APB Opinion No. 25 and generally will require us to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the date of the grant. The standard requires grant date fair value to be estimated using either an option-pricing model, which is consistent with the terms of the award, or a market observed price, if such a price exists. Such cost must be recognized over the period during which an employee is required to provide service in exchange for the award, that is, the requisite service period (which is usually the vesting period). The standard also requires us to estimate the number of instruments that will ultimately be issued, rather than accounting for forfeitures as they occur.

On April 14, 2005, the Securities and Exchange Commission (“SEC”) issued a rule that amends the required compliance dates for SFAS 123(R). The new SEC rule allows companies to delay implementing SFAS 123(R) until the beginning of their next fiscal year, instead of the next reporting period, that begins after June 15, 2005. Effective January 1, 2006, the Company adopted SFAS 123(R) using the modified prospective method, and we currently estimate that will result in stock-based compensation expense of approximately $6.3 million in 2006.
In December 2004, the FASB issued SFAS 153, Exchanges of Nonmonetary Assets, amending APB 29, which treated nonmonetary exchanges of similar productive assets as an exception from fair value measurement. SFAS 153 replaces this exception with a general exception from fair value measurement for exchanges of nonmonetary assets that do not have commercial substance. Nonmonetary exchanges have commercial substance if the future cash flows of an entity are expected to change significantly as a result of the exchange. This statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company will adopt this standard in 2006 and we do not expect it to have a material impact on our results of operations, financial position or cash flows.
In March 2005, the FASB issued FIN No. 47, Accounting for Conditional Asset Retirement Obligations. FIN No. 47 clarifies that the term conditional asset retirement obligation as used in SFAS No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity, FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 was effective December 31, 2005. The adoption of FIN 47 did not have a material effect on the Company’s results of operations, financial position or cash flows.
In May 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections, requiring retrospective application to prior-period financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 also redefines “restatement” as the revising of previously issued financial statements to reflect correction of errors made. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company will adopt this standard in 2006 and we do not expect the initial adoption to have a material impact on our results of operations, financial position or cash flows.
3.      ATM funding agreements
Bank of America amended Treasury Services Agreement
On March 8, 2004, GCA entered into an Amendment of the Treasury Services Agreement with Bank of America, N.A. that allowed for the Company to utilize up to $300 million in funds owned by Bank of America to provide the currency needed for the Company’s ATMs. The transition of the ATM funding from Wells Fargo to Bank of America was completed June 8, 2004. For use of these funds, the Company pays Bank of America a cash usage fee equal to the average daily balance of funds utilized multiplied by the one-month LIBOR rate plus 25 basis points. The cash usage fee is included within interest expense on the consolidated statements of income. The cash usage fee in effect at December 31, 2005 was 4.68%. The Company is required to maintain insurance to protect the Company and Bank of America from risk of loss on the cash utilized in the ATMs. The Company is self insured related to this risk. For the years ended December 31, 2005, 2004 and 2003 the Company had incurred no losses related to this self insurance.
Under the previous agreement with Wells Fargo, which was amended on March 4, 2004, GCA was to pay a monthly funding fee to Wells Fargo equal to average daily dollars outstanding in all ATMs multiplied by the average Federal Funds rate published by the Federal Reserve Bank of San Francisco for the month plus a margin of 30 basis points multiplied by the number of days in the calendar month. Under terms of the amendment, Wells Fargo agreed to not exercise its right to terminate the agreement for a period of 120 days and the margin utilized in the monthly funding fee computation was changed from 30 basis points to 300 basis points.
Site funded ATMs
The Company operates ATMs at some customer gaming establishments where the gaming establishment provides the cash required for ATM operational needs. The Company is required to reimburse the customer for the amount of cash dispensed from these Site-Funded ATMs. As of December 31, 2005 and 2004, the Company operated 203 and 122 ATMs, respectively, that were site funded.
4.      Property, equipment and leasehold improvements
Property, equipment and leasehold improvements consist of the following as of December 31, (in thousands):

	2005	2004

ATM equipment	$32,505	$26,764
Cash advance equipment	5,405	4,760
Office and computer equipment	2,274	1,769
Leasehold and building improvements	2,150	2,115

	42,334	35,408
Less accumulated depreciation	(31,755)	(25,067)

Total	$10,579	$10,341

5.      Benefit plans
Defined contribution plan
The Company has a retirement savings plan (the “401(k) Plan”) under Section 401(k) of the Internal Revenue Code covering its employees. The 401(k) Plan allows employees to defer up to the lesser of the Internal Revenue Code prescribed maximum amount or 100% of their income on a pre-tax basis through contributions to the plan. As a benefit to employees, the Company matches a percentage of these employee contributions. Expenses related to the matching portion of the contributions to the 401(k) plan were $0.3 million for each of the years ended December 31, 2005, 2004, and 2003, respectively.
Equity incentive awards
In January 2005, the Company adopted the 2005 Stock Incentive Plan (the “2005 Plan”) to attract and retain the best available personnel, to provide additional incentives to employees,

directors and consultants and thus to promote the success of the Company’s business. Holdings has reserved 3,841,615 shares of common stock for the grant of stock options and other equity incentive awards under the 2005 Plan. On the first business day of each fiscal year beginning with the fiscal year commencing on January 1, 2006, annual increases will be added to the 2005 Plan equal to the lesser of: (A) 3% of all outstanding shares of our common stock immediately prior to such increase, (B) a lesser amount determined by our Board of Directors, or (C) 3,800,000 shares.
The 2005 Plan is administered by the Compensation Committee but may be administered by our Board of Directors or a committee thereof. The administrator has the authority to select individuals who are to receive options or other equity incentive awards under the 2005 Plan and to specify the terms and conditions of options or other equity incentive awards granted, the vesting provisions, the term and the exercise price.
Generally, options granted under the 2005 Plan (other than those granted to non-employee directors) will vest at a rate of 25% of the shares underlying the option after one year and the remaining shares vest in equal portions over the following 36 months, such that all shares are vested after four years. Unless otherwise provided by the administrator, an option granted under the 2005 Plan generally expires 10 years from the date of grant.
A summary activity of the 2005 Plan for the year ended December 31, 2005 is as follows:

		Number of common shares
	Weighted avg.
	exercise price	Number of	Available
	(per share)	common shares	for grant

Adoption of 2005 Plan — January 6, 2005	N/A	—	3,841,615
Granted	$13.99	3,504,430	(3,504,430)
Exercised	N/A	—	—
Canceled	$13.99	(147,500)	147,500

Balance — December 31, 2005	$13.99	3,356,930	484,685

Stock options
Stock options granted typically vest at a rate of 25% of the shares underlying the option after one year and the remaining shares vest in equal portions over the following 36 months, such that all shares are vested after four years and allow the option holder to purchase stock over specified periods of time, generally ten years, from the date of grant, at a fixed price equal to the market value on date of grant.
The following table summarizes additional information regarding the options that have been granted under the 2005 Plan and granted to our Chief Financial Officer upon commencement of his employment in 2004 at December 31,:

	2005	2004	2003

Options exercisable at December 31,	291,200	—	—
Weighted average fair value per share of options granted per year	$13.99	$8.05	—

	Options outstanding			Options exercisable

		Weighted	Weighted		Weighted
		average	average		average
	Number	remaining	exercise	Number	exercise
Range of exercise prices	outstanding	contract life	prices	exercisable	price

$8.05	722,215	8.7 years	$8.05	255,784	$8.05
$13.00 – $14.00	3,356,930	9.1 years	13.99	35,416	13.99

	4,079,145			291,200

6.     Commitments and contingencies
Lease obligations
The Company leases office facilities and operating equipment under cancelable and noncancelable agreements. Total rent expense was approximately $0.5 million, $0.6 million, and $1.3 million for the years ended December 31, 2005, 2004, and 2003, respectively.
At December 31, 2005, the minimum aggregate rental commitment under all non-cancelable operating leases for the years then ending was (in thousands):

2006	$522
2007	508
2008	493
2009	475
2010	238
Thereafter	$—

Total	$2,236

Litigation claims and assessments
Canadian Goods and Services Tax (“GST”) — In April 2004, CashCall was notified through one of its customers that the Canadian Revenue Agency (“CRA”) Appeals Division had taken a position, on audit of the customer’s two locations, that the customer was liable for GST tax on commissions it received in connection with the cash advance services provided by CashCall. The CRA’s position is disputed by both CashCall and the customer based upon their interpretation of the Canadian Excise Tax Act (“ETA”). Under the ETA, a supply of goods or services is taxable unless it is specifically identified as an exempt transaction specifically in the ETA. Included within this listing of exempt transactions are “financial services” transactions.
The preliminary position taken by CRA is that the advancement of funds by the gaming establishment to gaming patrons in consideration for receipt of a negotiable instrument issued by CashCall is not an exempt financial services transaction. Therefore, the ETA would require the customer to collect Goods and Services Tax (“GST”) from CashCall and remit it to the CRA. On audit the CRA assessed GST of $0.6 million on one of the customer’s locations and $1.1 million on the other customer location. In December 2004, the Company paid the amount requested related to the customer, and the customer remitted the tax to the CRA. In February 2005, the Company filed a refund claim for taxes paid in error with CRA. This claim was denied as expected, and the Company is currently defending the rebate claim through the assessment process, the appeals process and then through court, if necessary.
The Company believes the transactions performed in Canada are financial services transactions specifically exempted by the ETA and therefore not GST taxable. As the Company has paid these obligations and as there is uncertainty related to the ability to recover these amounts through the refund claim and appeals process, the Company has deemed it appropriate to expense this payment and accrue for a liability related to future payments for this customer. Accordingly, in the years ended December 31, 2005 and 2004, the Company has recorded $0.1 million and $1.7 million, respectively, in operating expenses related to this potential tax exposure in the accompanying consolidated income statements.
Compliance Letters from MasterCard International, Inc. and Visa USA — In the normal course of business, the Company routinely receives letters from MasterCard International, Inc. and Visa USA (the “Associations”) regarding non-compliance with various aspects of the respective Associations bylaws and regulations as they relate to transaction processing. The Company is periodically involved in discussions with its sponsoring bank and the Associations to resolve these issues. It is the opinion of management that all of the issues raised by the Associations will be resolved in the normal course of business and related changes to the bankcard transaction processing, if any, will not result in material adverse impact to the financial results of the Company.
The Company is threatened with or named as a defendant in various lawsuits in the ordinary course of business. It is not possible to determine the ultimate disposition of these matters; however, management is of the opinion that the final resolution of any threatened or pending litigation is not likely to have a material adverse effect on the financial position or results of operations of the Company.

Registration agreement
The Company and some of its stockholders are party to a Registration Agreement. The Registration Agreement provides the stockholders with rights to cause the Company to register their shares of Common Stock on a registration statement filed with the Securities and Exchange Commission. Under the terms of this agreement, some holders of registration rights may require the Company to file a registration statement under the Securities Act at the Company’s expense with respect to their shares of Common Stock.
Under this agreement, the Company has agreed to bear all registration expenses (other than underwriting discounts and commissions and fees), and specific fees and disbursements of counsel of the holders of registration rights. The Company has agreed to indemnify the holders of registration rights against specific liabilities under the Securities Act.
7.      Borrowings
Senior secured credit facility
In connection with the Restructuring of Ownership set forth in Note 1, GCA entered into a new senior secured credit facility in an aggregate principal amount of $280 million, consisting of a five-year revolving credit facility of $20.0 million and a six-year term loan of $260 million (the “Credit Facility”). Included within the revolving credit facility are a sub-facility that provides for up to $10.0 million in letters of credit and a sub-facility that provides for up to $5.0 million in swingline borrowings. The Credit Facility is secured by all of GCA’s assets, including stock of its principal domestically wholly owned subsidiaries. In addition, the Credit Facility is secured by a pledge of the stock of GCA held by the Company. The Credit Facility resulted in proceeds to the Company of $255.7 million net of issuance costs and offering expenses. Proceeds from the term loan portion of the Credit Facility were utilized to finance, in part, the Restructuring of Ownership and pay related fees and expenses.
In April 2005, the Company entered into an Amended and Restated Credit Facility (the “Amended Credit Facility”). Beginning with the quarter ending June 30, 2005, the term loan portion of the Amended Credit Facility amortizes at a rate of $2.8 million per quarter continuing through the quarter ending March 31, 2009 with the remaining balance to be repaid in equal quarterly installments of $41.8 million from June 30, 2009 through March 31, 2010. In addition, within 100 days after the end of each fiscal year, the Company is required to pay down the term loan in an amount equal to a specified percentage of excess cash flow, as defined within the amended credit facility. Any voluntary prepayments or required excess cash flow payments made by the Company will reduce the schedule quarterly amortization payments on a pro rata basis. As of December 31, 2005, the scheduled quarterly amortization payments through March 31, 2009 are $2.3 million and the remaining quarterly installments will be $34.7 million.
For the year ended December 31, 2005, the excess cash flow percentage was 50% of the excess cash flow of $20.1 million. The Company made voluntary prepayments during the fourth quarter of 2005 totaling $35.0 million, which will satisfy this excess cash flow repayment requirement for 2005.
Borrowings under the Amended Credit Facility bear interest, at the Company’s option, at either (A) a base rate plus an applicable margin or (B) LIBOR plus an applicable margin. For the term loan portion of the Amended Credit Facility the applicable margin for LIBOR loans is 2.25% while the applicable margin for base rate loans is 1.25%. As of December 31, 2005, the interest rate applicable to the term loan including margin was 6.64%.
Further reductions in the applicable margin for term loans are possible based upon the Company’s leverage ratio and credit ratings. The revolving portion of the Amended Credit Facility has an applicable margin for LIBOR loans of 2.50% while base rate loans have an applicable margin of 1.50%. The applicable margin for both the term loan and revolving portion of the Amended Credit Facility may be adjusted from time-to-time based upon the Company’s leverage ratio, provided that the applicable margins for base rate loans will always be 1% less than the applicable margins for LIBOR loans. In January 2006, the Company received a credit rating upgrade and had reduced the overall leverage ratio that will qualify for a decrease in the effective margin applied to the borrowings and the revolving portion of the Amended Credit Facility of 50 basis points.
As of December 31, 2005 and 2004, respectively, the Company had $168.6 million and $243.3 million in borrowings under the term loan and $3.1 million and $3.4 million in letters of credits issued and outstanding. The letters of credits issued and outstanding reduce amounts available under the revolving portion of the Amended Credit Facility. No borrowings were outstanding under the revolving credit portion of the Amended Credit Facility at December 31, 2005 or 2004.
Senior subordinated notes
On March 10, 2004, the Company completed a private placement offering of $235 million 8.75% Senior Subordinated Notes due March 15, 2012 (the “Notes Offering”). On October 14,

2004, the Company completed an exchange offer of the notes for registered notes of like tenor and effect. The Notes Offering resulted in proceeds to the Company of $228.3 million net of issuance costs and offering expenses. Interest on the notes accrues based upon a 360-day year comprised of twelve 30-day months and is payable semiannually on March 15th and September 15th. Proceeds of the Notes Offering were utilized to finance in part the Restructuring of Ownership and pay related fees and expenses.
All of the Company’s existing and future domestic wholly owned subsidiaries are guarantors of the notes on a senior subordinated basis. Under terms of the indenture, up to 35% of these notes may be redeemed before March 15, 2007, at a price of 108.75% of face, out of the net proceeds from an equity offering. In October 2005, the Company redeemed $82.25 million of these notes with the proceeds of its initial public offering (“IPO”) of equity securities (see discussion on initial public offering in Note 8). The Company may redeem all or a portion of the notes at redemption prices of 104.375% on or after March 15, 2008, 102.188% on or after March 15, 2009 or 100.000% on or after March 15, 2010.
Loss on early extinguishment of debt
In October 2005, the Company completed the redemption of $82.25 million of the senior subordinated notes. The redemption premium of $7.2 million and the write-off of the $2.3 million of capitalized debt issuance costs associated with this portion of the senior subordinated notes have been included within the loss on early extinguishment of debt.
At December 31, 2005, the minimum aggregate repayment (excluding excess cash flow payments) for all borrowings for the years then ending was (in thousands):

2006	$9,242
2007	9,242
2008	9,242
2009	106,280
2010	34,656
Thereafter	152,750

Total	$321,412

Debt covenants
Under the terms of our Amended Credit Facility we are required to maintain financial covenants related to our leverage ratio, senior leverage ratio and fixed charge cover ratio. Additionally, we have a covenant related to our allowable capital expenditures.
At December 31, 2005, the Company believes it is in compliance with all debt covenants related to the Credit Facility and the senior subordinated notes.
8.      Capital stock
In September 2005, the Company completed an initial public offering of 16,064,157 shares of common stock at $14.00 per share. Existing stockholders sold 7,064,157 of these shares and the remaining 9,000,000 shares were sold by the Company. In October 2005, the underwriters exercised their option to purchase an additional 1,053,568 shares of stock from the Company and 1,165,656 shares of stock from the existing stockholders. The net proceeds to the Company from this combined equity offering were $130.9 million after deducting underwriting discounts. On October 31, 2005, the Company used $90.3 million of the net proceeds to repay $82.25 million of Senior Subordinated Notes and to pay a redemption premium and accrued interest on the repaid notes. Also on October 31, 2005, the Company used $20 million of the IPO proceeds to repay $20 million of the term loan portion of the Amended Credit Facility.
Prior to the IPO, Holdings amended its certificate of incorporation to allow a single series of common stock with 500 million shares authorized and a single series of preferred stock with 50 million shares authorized. Also prior to the IPO, holders of shares of our then-existing Series A and Series B common stock and Series A and Series B preferred stock converted their shares into an equal number of common shares. As of December 31, 2005 we had 81,553,568 shares of common stock outstanding and had 0 shares of preferred stock outstanding.
Prior to this amendment, we were authorized to issue 97,500,000 and 13,000,000 shares of Series A and Series B common stock, respectively, with a par value per share on each series of common stock of $0.001. We were also authorized to issue 39,325,000 and 13,000,000 shares of Series A and Series B preferred stock, respectively. As of December 31, 2004, we had 31,775,250 and 399,750 shares outstanding of Series A and Series B common stock, respectively and 31,720,000 and 7,605,000 shares outstanding of Series A and Series B preferred stock, respectively.
Our authorized and outstanding shares of common and preferred stock reflect a stock split that was completed on January 7, 2005 and retroactively applied for all periods presented.
Preferred Stock. The amended and restated certificate of incorporation allows our Board of Directors, without further action by stockholders, to issue up to 50,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges and relative participating, optional, or special rights as well as the qualifications, limitations or restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences.
Common Stock. Subject to the preferences that may apply to shares of preferred stock that may be outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at the times and in the amounts as the Board of Directors may from time to time determine. All dividends are non-cumulative. In the event of the liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining after the payment of liabilities, subject to the prior distribution rights of preferred stock, if any, then outstanding. Each stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption. There are no sinking fund provisions applicable to the common stock. Each outstanding share of common stock is fully paid and non-assessable.
9.      Related party transactions
Prior to March 10, 2004, First Data held a 67% ownership interest in GCA (see Restructuring of Ownership section in Note 1). In the normal course of business, First Data and its subsidiaries provided services to the Company. The Company was charged a fee by FDFS for all material services provided on its behalf based on the estimated fair value of the services provided. As part of the Restructuring of Ownership, the Company and First Data agreed to transition some corporate support functions to the Company. These services included tax, accounting, and licensing departments, corporate insurance coverage, and credit card rewards processing. These functions and responsibilities were transitioned in April 2004.
As part of the Restructuring of Ownership, the Company and First Data agreed for First Data to continue to provide some services for a period of one year after closing. In connection with the credit and debit card cash advance transactions and the ACH check cashing transactions, the Company incurs a settlement liability to IPS for checks written to gaming properties on cash accounts of IPS. GCA generally funds IPS for the checks on the third business day after the check is issued. The Company pays a check clearing and imaging fee to IPS. IPS pays the Company interest on the outstanding checks from the time they are funded until the check has cleared the IPS bank account. The balance of outstanding checks includes short-term balances as well as checks pending escheatment. Interest is calculated daily on the total outstanding balance and the short-term cash deposits. In April 2005, the interest rate utilized in the daily interest calculation for our outstanding check balances was changed to the daily Federal Funds rate. For all periods prior to April 2005, we earned interest based upon the lesser of 7% or prime rate per annum.
In connection with the ATM business, FDFS Holdings, LLC provided ATM funding for which it charged the Company interest. Interest was calculated daily on the total outstanding balance at the lesser of 7% or prime rate per annum. This arrangement was terminated on December 16, 2003.
GCA markets TeleCheck check authorization and warranty services and is an agent of Western Union in gaming establishments. Under the TeleCheck Marketing Agreement and subsequent amendments, the Company receives the monthly fee revenue from all gaming establishments, less the net warranty expense for the month and an amount equal to the operating expenses. These amounts are included within check services revenue, cost of revenues (exclusive of depreciation and amortization), and operating expenses, respectively. As an agent under the Western Union agreement, the Company receives a monthly commission based on the total number of merchant outlets and the volume of transactions processed. This amount is included with Central Credit and other revenues in the consolidated statements of income.
The Company made payments for software development costs to Infonox on the Web, a company under common control with M&C during each of the periods presented. A portion of the software development costs are capitalized and reflected in intangible assets in the consolidated balance sheets and the remainder is classified in operating or other expenses in the consolidated statements of income.
The Company obtains transaction processing services from USA Payments, a company controlled by the principals of M&C, pursuant to the Amended and Restated Agreement for Electronic Payment Processing. Under terms of this agreement, GCA pays a fee to USA Payments for transaction processing services, which is reflected in cost of revenues (exclusive of depreciation and amortization), and pays other directly identifiable operating expenses that are included within operating expenses in the condensed consolidated statements of income. Pursuant to this agreement, GCA is obligated to pay USA Payments a fixed monthly processing fee and transaction fees totaling $2.3 million annually through the termination of this agreement in March 2014. Additionally, we reimburse USA Payments for invoices related mainly to gateway fees and other processing charges incurred on behalf of the Company from unrelated third parties and USA Payments subleases a portion of GCA’s corporate facility from GCA. In September 2005, the Company acquired the 3-in-1 patent from USA Payments for $10.0 million.
As part of the Restructuring of Ownership, Bank of America Corporation became a minority owner of Holdings, the parent company of GCA. The Company uses Bank of America, N.A. for general corporate banking purposes and is charged monthly servicing fees for these services, which are included in operating expenses. In connection with the ATM Funding agreement, GCA obtains cash for our ATMs from Bank of America, N.A. The fees paid to Bank of America for the preparation of the cash is included within operating expenses, while the cash usage fee is included as part of interest expense.
The following table represents the transactions with related parties for the years ended December 31, (amounts in thousands):

Related party	Description of transaction	2005	2004	2003

First Data and Subsidiaries:
IPS	Invoices paid by IPS passed through as capitalized items to GCA	$229	$284	$215
IPS	Invoices paid by IPS passed through and expensed in operating expenses by GCA	76	196	732
IPS	Check clearing & imaging charges operated by IPS	783	583	526
First Data	Other support services including tax, accounting and licensing departments, corporate insurance coverage and credit card rewards processing	—	35	208
IPS	Interest income earned by GCA on outstanding checks and short- term cash deposits	(963)	(1,128)	(983)
FDFS Holdings, LLC	Interest expense recorded by GCA on bailment of ATM cash	—	—	6,213
TeleCheck	Check guarantee revenue included in check services revenue	(21,350)	(22,591)	(25,449)
TeleCheck	Check cashing warranties	10,779	10,144	9,848
TeleCheck	Operating expenses	2,816	2,959	6,212
Western Union	Money transfer commissions earned	(459)	(355)	(371)

Related party	Description of transaction	2005	2004	2003

M&C Subsidiaries:
Infonox on the Web	Software development costs and maintenance expense	1,588	1,624	3,643
USA Payments	Transaction processing charges	2,835	2,513	3,016
USA Payments	Pass through billing related to gateway fees, telecom and other items	1,206	1,533	1,986
USA Payments	Sublease income earned for leasing out corporate office space for backup servers	(18)	(18)	(51)
USA Payments	Acquisition of 3-in-1 Patent	10,000	—	—

Bank of America and Subsidiaries:
Bank of America, N.A.	Bank fees and cash preparation fees for cash accounts maintained	1,524	982	311
Bank of America, N.A.	Cash usage fee	10,225	3,145	—

The following table details the amounts due from(to) these related parties that are recorded as part of receivables, other, accounts payable and accrued expenses in the consolidated balance sheets as of December 31, (amounts in thousands):

	2005	2004

First Data and Subsidiaries	$1,993	$2,454
M&C and related companies	11	45
Bank of America	3	6

Total included within receivables, other	$2,007	$2,505

First Data and Subsidiaries	$—	$(3)
USA Payment Systems	(345)	(325)
Infonox on the Web	(171)	(52)
Bank of America	(150)	(137)

Total included within accounts payable and accrued expenses	$(666)	$(517)

Included within settlement liabilities on the consolidated balance sheets are $41.3 million and $32.0 million of amounts due to IPS for unpaid checks as of December 31, 2005 and 2004, respectively.
Banc of America Securities LLC was the Initial Purchaser on GCA’s Notes Offering. In connection with this offering, GCA incurred arrangement fees and related expenses of $6.7 million. These amounts were deducted by Banc of America Securities LLC from the net proceeds of the Notes Offering, and are being amortized over the term of the notes. The remaining unamortized balance of the fees has been included within prepaid expenses on the consolidated balance sheets as of December 31, 2005 and 2004.
Bank of America, N.A. was the lead arranger for the Credit Facility. In connection with the closing of the Credit Facility, GCA incurred arrangement fees and related expenses of $4.1 million. These amounts were deducted by Bank of America from the net proceeds of the Credit Facility, and are being amortized over the term of the Credit Facility. The remaining unamortized balance of the fees has been included within prepaid expenses on the consolidated balance sheets as of December 31, 2005 and 2004. In April 2004, Banc of America Securities assisted the Company in entering into the Amended and Restated Credit Facilities. As a fee for its services in connection therewith, the Company pays to Banc of America Securities 50% of the realized interest rate savings, if any, between the original Credit Facility and the Amended and Restated Credit Facility. The Company’s obligation to pay these fees ends in April 2006.
Additionally, the Company pays an administrative agency fee to Bank of America, N.A. for managing the Credit Facility. The remaining unamortized balance of the annual $0.2 million charge has been included within prepaid expenses on the consolidated balance sheets as of December 31, 2005 and 2004.

10.	Income taxes
Pursuant to the Securities Purchase and Exchange Agreement, the Company and its non-corporate domestic wholly owned subsidiaries were required to convert from limited liability companies, which are pass-through entities for U.S. income tax purposes, to corporations. The conversion of the Company was completed on May 14, 2004.
The result of this conversion was to recognize deferred tax assets and liabilities from the expected tax consequences of temporary differences between the book and tax basis of the Company’s assets and liabilities at the date of conversion into a taxable entity. The net tax asset recorded was principally generated from the step up in tax basis created from the implied value of the Restructuring of Ownership and the Securities Purchase and Exchange Agreement.
For the year ended December 31, 2004, the Company recorded a net tax benefit of $212.3 million from establishing a net deferred tax asset and recording income tax expense on operations since we became a taxable entity. This benefit was estimated based upon information provided by the partners at the time of the transactions, and was updated throughout 2004 and 2005 as additional information surrounding the transaction was made known. For the year ended December 31, 2005, the Company recorded a $3.1 million income tax benefit. This adjustment was derived from information contained in the former partners final 2004 partnership income tax returns filed with the Internal Revenue Service in the fourth quarter of 2005.

The following table presents the domestic and foreign components of pretax income and recorded income tax expense for the years ended December 31, (amounts are in thousands):

	2005	2004	2003

Components of pretax income:
Domestic	$24,967	$37,690	$53,123
Foreign	5,438	4,306	5,187

Consolidated	$30,405	$41,996	$58,310

Benefit (provision) for income taxes:
Domestic	$(6,770)	$214,084	$—
Foreign	(1,262)	(1,738)	(321)

Consolidated	$(8,032)	$212,346	$(321)

As of December 31, 2005 the Company has approximately $21.4 million accumulated federal net operating losses. The net operating losses can be carried forward and applied to offset taxable income for 20 years. Approximately $5.8 million will expire in 2024 and the remainder will expire in 2025.
As of December 31, 2005 the Company had approximately $3.2 million in foreign tax credits available. Foreign tax credits can be offset against future taxable income subject to certain limitations for a period of 10 years. Approximately $1.9 million will expire in 2014 and the remainder will expire in 2015.
The items accounting for the difference between income taxes computed at the federal statutory rate and the provision for income taxes for the year ended December 31, 2005 are as follows:

2005

Federal statutory rate	35.00%
Effect of:
Foreign provision	(0.51)
State/Province income tax	0.98
Final adjustment to 2004 incorporation tax asset	(9.95)
Non-deductible expenses and other items	0.75

Effective tax rate	26.27%

Substantially all of the difference between our statutory tax rate of 35% and our effective tax rate of (505.6)% for the year ended December 31, 2004 resulted from the recognition of the net deferred tax asset recorded in connection with our change in tax classification to a corporation in 2004.
We expect that our effective tax rate will approximate our statutory rate in future periods.

The following table outlines the principal components of deferred tax items at December 31, (amounts in thousands):

	2005	2004

Deferred tax assets related to:
Property, equipment and leasehold improvements	$991	$(815)
Sales allowances	1,198	609
Foreign tax credits	3,158	1,976
Net operating losses	7,690	4,228
Intangibles	195,793	208,979

Total deferred income tax assets	208,830	214,977

Deferred tax liabilities related to:
Accrued expenses	347	(494)
Other	1,007	766

Total deferred income tax liabilities	1,354	272

Deferred income taxes, net	$207,476	$214,705

Deferred taxes have not been provided on unrepatriated earnings in the amount of approximately $2.5 million in the shares of the Canadian subsidiary. These earnings are considered permanently reinvested, as it is management’s intention to reinvest foreign profits to finance foreign operations.

11.	Pro forma income tax information (unaudited)
The pro forma unaudited income tax adjustments represent the tax effects that would have been reported had the Company been subject to U.S. federal and state income taxes as a corporation. Pro forma expenses are based upon the statutory income tax rates and adjustments to income for estimated permanent differences occurring during the period. Actual rates and expenses could have differed had the Company been subject to U.S. federal and state income taxes for all periods presented. Therefore, the unaudited pro forma amounts are for informational purposes only and are intended to be indicative of the results of operations had the Company been subject to U.S. federal and state income taxes as a corporation for all periods presented.
The following table presents the computation of the unaudited pro forma income tax expense for the years ended December 31, (amounts in thousands):

	2004	2003

Income before income taxes, as reported	$41,996	$58,310
Effective pro forma income tax rate	36.00%	36.12%

Pro forma income tax expense	$15,119	$21,062

12.	Segment information
Operating segments as defined by SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision-making group consists of the Chief Executive Officer and Chief Financial Officer. The operating segments are reviewed separately because each represents products that can be, and often are, sold separately to our customers.
The Company operates in four distinct business segments: cash advance, ATM, check services and credit reporting services. These segments are monitored separately by the Chief Executive Officer and the Chief Financial Officer for performance against our internal forecast. The Company’s internal management reporting does not allocate overhead or depreciation and amortization expenses to the respective business segments. For the segment information presented below, these amounts have been allocated to the respective segments based upon relation to the business segment (where identifiable) or on respective revenue contribution.
Other lines of business, none of which exceed the established materiality for segment reporting, include Western Union, direct marketing and QuikPlay, among others.
The Company’s business is predominantly domestic, with no specific regional concentrations and no significant assets in foreign locations.
Major customers — On June 13, 2005, our largest customer, Harrah’s Entertainment, Inc. (“Harrah’s”) completed its acquisition of Caesars Entertainment, Inc. (“Caesars”), another customer of ours. For the years ended December 31, 2005, 2004, and 2003, the combined revenues from all segments for this customer, assuming that it had been combined for all periods presented, would have been approximately $81.3 million, $82.2 million, and $79.1 million from all segments, representing 17.9%, 20.4%, and 22.2% of the Company’s total revenues, respectively. On a historical basis for 2004 and 2003, the combined revenues from all segments for Harrah’s was $47.2 million and $47.9 million, representing 11.7% and 13.4% of the Company’s total revenues, respectively.

The accounting policies of the operating segments are generally the same as those described in the summary of significant accounting policies. The tables below present the results of operations and total assets by operating segment as of, and for the years ended (amounts in thousands):

	Cash		Check	Credit
	advance	ATM	services	reporting	Other	Total

December 31, 2005
Revenues	$235,055	$182,291	$26,376	$8,867	$1,491	$454,080
Depreciation and amortization	(4,283)	(7,191)	(36)	(103)	(496)	(12,109)
Operating income	41,246	28,579	7,437	4,959	63	82,284
Interest income	1,815	—	—	—	—	1,815
Interest expense	(17,569)	(33,380)	(1,971)	(663)	(111)	(53,694)
Income taxes	(7,401)	2,865	(1,968)	(1,547)	19	(8,032)
Minority ownership loss	$—	—	—	—	218	218
Net income	$18,091	$(1,936)	$3,498	$2,749	$189	$22,591
December 31, 2004
Revenues	$209,962	$158,433	$23,768	$9,368	$1,472	$403,003
Depreciation and amortization	(4,803)	(7,869)	(17)	(364)	(495)	(13,548)
Operating income	39,981	20,256	9,681	4,100	3	74,021
Interest income	1,318	—	—	—	—	1,318
Interest expense	(14,394)	(16,576)	(1,630)	(642)	(101)	(33,343)
Income taxes	129,020	87,434	(2,899)	(1,245)	36	212,346
Minority ownership loss	$—	—	—	—	213	213
Net income	$155,925	$91,114	$5,152	$2,213	$151	$254,555
December 31, 2003
Revenues	$186,547	$132,341	$26,326	$9,289	$1,211	$355,714
Depreciation and amortization	(5,872)	(7,290)	—	(364)	(535)	(14,061)
Operating income (loss)	37,611	15,186	9,208	3,557	(1,802)	63,760
Interest income	1,312	—	—	—	—	1,312
Interest expense	$—	(6,673)	—	—	(89)	(6,762)
Income taxes	(321)	—	—	—	—	(321)
Minority ownership loss	$—	—	—	—	400	400
Net income (loss)	$38,602	$8,513	$9,208	$3,557	$(1,491)	$58,389

		December 31,
	Total assets	2005

Cash advance	$320,688	$317,604
ATM	142,626	133,005
Check services	3,886	4,223
Credit reporting	43,162	41,263
Other	56	530

Total assets	$510,418	$496,625

13.	Subsequent events
Money transmitter licenses
GCA does not hold any money transmitter licenses, but currently issues negotiable instruments as an agent of IPS, who holds the money transmitter licenses. In January 2006, GCA was notified that IPS would not be renewing the existing contract that expires on March 31, 2006. In March 2006, GCA entered into a transition agreement with IPS that extends the terms of the existing agreement until September 2006. GCA is considering obtaining money transmitter licenses for each of the states in which it currently has operations.
Restricted stock grants
On February 7, 2006, the Board of Directors approved the grant of 0.6 million shares of restricted stock to employees and the Board of Directors of the Company. These shares were granted on March 1, 2006, and will vest over a four year period. The total value of the award at the date of grant is $10.5 million.
TeleCheck marketing agreement
On March 20, 2006, GCA and TeleCheck entered into an agreement to extend the existing terms of the TeleCheck Marketing Agreement through March 31, 2007.

14.	Quarterly results of operations (unaudited)

(amounts in thousands,	First	Second	Third	Fourth
except earnings per share)	quarter	quarter	quarter	quarter	Year

2005
Revenue	$109,666	$112,460	$116,595	$115,359	$454,080
Operating income	21,872	20,958	18,170	21,284	82,284
Net income	7,340	6,643	4,486	4,122	22,591
Earnings per share:(1)
Basic	$0.23	$0.21	$0.12	$0.05	$0.49
Diluted	$0.10	$0.09	$0.06	$0.05	$0.30
2004
Revenue	$97,370	$97,711	$106,170	$101,752	$403,003
Operating income	18,069	14,944	21,645	19,363	74,021
Net income	14,103	214,462	6,694	19,296	254,555
Earnings per share:(1)
Basic	$0.44	$6.67	$0.21	$0.60	$7.91
Diluted	$0.20	$3.00	$0.09	$0.27	$3.56

(1) The sum of the quarterly per share amounts may not equal the annual amount reported, as per share amounts are computed independently for each quarter and for the full year.

15.	Guarantor information
In March 2004, GCA issued $235 million in aggregate principal amount of 8 3/4% senior subordinated notes due 2012 (the “Notes”). The Notes are guaranteed by all of the GCA’s domestic wholly-owned existing subsidiaries. In addition, effective upon the closing of the Company’s initial public offering of common stock, Holdings guaranteed, on a subordinated basis, GCA’s obligations under the Notes. These guarantees are full, unconditional, joint and several. CashCall, BVI and Swiss Co, which are wholly owned non-domestic subsidiaries, and QuikPlay, which is a consolidated joint venture, do not guaranty the Notes. The following consolidating schedules present separate unaudited condensed financial statement information on a combined basis for the parent only, the issuer, as well as the Company’s guarantor subsidiaries and non-guarantor subsidiaries and affiliate, as of and for the years ended December 31, 2005 and December 31, 2004.

Global Cash Access Holdings, Inc. and subsidiaries
Condensed consolidating schedule —
Balance sheet information

	December 31, 2005

				Combined
			Combined	non-	Elimination
(amounts in thousands)	Parent	Issuer	guarantors	guarantors	entries*	Consolidated

Assets
Cash and cash equivalents	$—	$32,237	$276	$2,610	$—	$35,123
Settlement receivables	—	59,236	—	928	—	60,164
Receivables, other	—	136,213	22,737	37	(151,632)	7,355
Prepaid and other assets	—	10,946	1	12	—	10,959
Investment in subsidiaries	223,378	66,707	—	—	(290,085)	—
Property, equipment and leasehold improvements, net	—	10,485	3	91	—	10,579
Goodwill, net	—	116,574	39,471	711	—	156,756
Other intangibles, net	—	21,714	128	164	—	22,006
Deferred income taxes, net	—	207,476	—	—	—	207,476

Total	$223,378	$661,588	$62,616	$4,553	$(441,717)	$510,418

Liabilities and stockholders’ equity (deficit)
Liabilities:
Settlement liabilities	$—	$59,017	$—	$765	$—	$59,782
Accounts payable	—	20,103	70	240	—	20,413
Accrued expenses	—	37,529	58	(671)	(22,738)	14,178
Borrowings	—	321,412	—	—	—	321,412

Total liabilities	—	438,061	128	334	(22,738)	415,785

Commitments and contingencies
Minority interest	—	149	—	—	—	149
Stockholders’ equity (deficit)	223,378	223,378	62,488	4,219	(418,979)	94,484

Total	$223,378	$661,588	$62,616	$4,553	$(441,717)	$510,418

*	Eliminations include intercompany investments and management fees

Global Cash Access Holdings, Inc. and subsidiaries
Condensed consolidating schedule —
Balance sheet information

	December 31, 2004

				Combined
			Combined	non-	Elimination
(amounts in thousands)	Parent	Issuer	guarantors	guarantors	entries*	Consolidated

Assets
Cash and cash equivalents	$700	$45,037	$662	$3,178	$—	$49,577
Settlement receivables	—	29,787	—	570	—	30,357
Receivables, other	—	6,915	16,952	19	(19,245)	4,641
Prepaid and other assets	—	13,713	—	12	—	13,725
Investment in subsidiaries	(57,479)	59,719	—	—	(2,240)	—
Property, equipment and leasehold improvements, net	—	10,341	—	—	—	10,341
Goodwill, net	—	116,575	39,470	688	—	156,733
Other intangibles, net	—	16,512	34	—	—	16,546
Deferred income taxes, net	—	214,121	—	584	—	214,705

Total	$(56,779)	$512,720	$57,118	$5,051	$(21,485)	$496,625

Liabilities and stockholders’ (deficit) equity
Liabilities:
Settlement liabilities	$—	$41,583	$—	$609	$—	$42,192
Accounts payable	—	19,929	375	313	—	20,617
Accrued expenses	—	30,350	—	1,153	(19,245)	12,258
Borrowings	—	478,250	—	—	—	478,250

Total liabilities	—	570,112	375	2,075	(19,245)	553,317

Commitments and contingencies

Minority interest	—	87	—	—	—	87
Stockholders’ (deficit) equity	(56,779)	(57,479)	56,743	2,976	(2,240)	(56,779)

Total	$(56,779)	$512,720	$57,118	$5,051	$(21,485)	$496,625

*	Eliminations include intercompany investments and management fees

Global Cash Access Holdings, Inc. and subsidiaries
Condensed consolidating schedule —
Statement of income information

	Year ended December 31, 2005

				Combined
			Combined	non-
(amounts in thousands)	Parent	Issuer	guarantors	guarantors	Elimination*	Consolidated

Revenues:
Cash advance	$—	$230,157	$—	$4,898	$—	$235,055
ATM	—	182,291	—	—	—	182,291
Check services	—	22,716	3,660	—	—	26,376
Central credit and other revenues	22,591	8,193	8,867	85	(29,378)	10,358

Total revenues	22,591	443,357	12,527	4,983	(29,378)	454,080
Cost of revenues (exclusive of depreciation and amortization)	—	(302,625)	(3,287)	(3,090)	—	(309,002)
Operating expenses	—	(46,450)	(3,404)	(1,449)	618	(50,685)
Amortization	—	(5,167)	(90)	(38)	—	(5,295)
Depreciation	—	(6,788)	(1)	(25)	—	(6,814)

Operating income (loss)	22,591	82,327	5,745	381	(28,760)	82,284

Interest income (expense), net
Interest income	—	1,713	—	102	—	1,815
Interest expense	—	(44,165)	—	—	—	(44,165)
Loss on early extinguishment of debt	—	(9,529)	—	—	—	(9,529)

Total interest income (expense), net	—	(51,981)	—	102	—	(51,879)

Income (loss) before income tax provision and minority ownership loss	22,591	30,346	5,745	483	(28,760)	30,405
Income tax provision	—	(7,973)	—	(59)	—	(8,032)

Income (loss) before minority ownership loss	22,591	22,373	5,745	424	(28,760)	22,373
Minority ownership loss	—	218	—	—	—	218

Net income (loss)	$22,591	$22,591	$5,745	$424	$(28,760)	$22,591

*	Eliminations include earnings on subsidiaries and management fees

Global Cash Access Holdings, Inc. and subsidiaries
Condensed consolidating schedule —
Statement of income information

	Year ended December 31, 2004

				Combined
			Combined	non-
(amounts in thousands)	Parent	Issuer	guarantors	guarantors	Elimination*	Consolidated

Revenues:
Cash advance	$—	$205,677	$—	$4,285	$—	$209,962
ATM	—	158,433	—	—	—	158,433
Check services	—	23,768	—	—	—	23,768
Central credit and other revenues	254,555	6,081	10,519	72	(260,387)	10,840

Total revenues	254,555	393,959	10,519	4,357	(260,387)	403,003
Cost of revenues (exclusive of depreciation and amortization)	—	(267,150)	(276)	(2,686)	—	(270,112)
Operating expenses	—	(39,249)	(3,657)	(2,971)	555	(45,322)
Amortization	—	(5,337)	(335)	—	—	(5,672)
Depreciation	—	(7,855)	(21)	—	—	(7,876)

Operating income (loss)	254,555	74,368	6,230	(1,300)	(259,832)	74,021

Interest income (expense), net
Interest income	—	1,210	—	108	—	1,318
Interest expense	—	(33,343)	—	—	—	(33,343)
Loss on early extinguishment of debt	—	—	—	—	—	—

Total interest income (expense), net	—	(32,133)	—	108	—	(32,025)

Income (loss) before income tax provision and minority ownership loss	254,555	42,235	6,230	(1,192)	(259,832)	41,996
Income tax provision	—	212,107	—	239	—	212,346

Income (loss) before minority ownership loss	254,555	254,342	6,230	(953)	(259,832)	254,342
Minority ownership loss	—	213	—	—	—	213

Net income (loss)	$254,555	$254,555	$6,230	$(953)	$(259,832)	$254,555

*	Eliminations include earnings on subsidiaries and management fees

Global Cash Access Holdings, Inc. and subsidiaries
Condensed consolidating schedule —
Statement of cash flows

	Year ended December 31, 2005

				Combined
			Combined	non-
(amounts in thousands)	Parent	Issuer	guarantors	guarantors	Elimination*	Consolidated

Cash flows from operating activities:
Net income (loss)	$22,591	$22,591	$5,745	$424	$(28,760)	$22,591
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Amortization of financing costs	—	1,942	—	—	—	1,942
Amortization of intangibles	—	5,167	90	38	—	5,295
Depreciation	—	6,788	1	25	—	6,814
Loss (gain) on sale or disposal of assets	—	47	—	—	—	47
Loss on early extinguishment of debt	—	9,529	—	—	—	9,529
Write-off of bad debt	—	1,100	—	—	—	1,100
Deferred income taxes	—	6,645	—	583	—	7,228
Equity (income) loss	(22,591)	(6,169)	—	—	28,760	—
Minority ownership loss	—	(218)	—	—	—	(218)
Changes in operating assets and liabilities:
Settlement receivables	—	(29,681)	—	(348)	—	(30,029)
Receivables, other	(1,138)	(679)	(5,786)	(18)	3,492	(4,129)
Prepaid and other assets	—	(1,092)	(1)	—	—	(1,093)
Settlement liabilities	—	17,685	—	152	—	17,837
Accounts payable	—	202	(306)	(74)	—	(178)
Accrued expenses	—	7,161	58	(1,878)	(3,492)	1,849

	Year ended December 31, 2005

				Combined
			Combined	non-
(amounts in thousands)	Parent	Issuer	guarantors	guarantors	Elimination*	Consolidated

Net cash provided by (used in) operating activities	(1,138)	41,018	(199)	(1,096)	—	38,585

Cash flows from investing activities:
Purchase of property, equipment and leasehold improvements	—	(6,962)	(4)	(132)	—	(7,098)
Purchase of other intangibles	—	(10,393)	(183)	(186)	—	(10,762)
Investments in subsidiaries	(128,457)	(700)	—	—	129,157	—

Net cash used in investing activities	(128,457)	(18,055)	(187)	(318)	129,157	(17,860)

Cash flows from financing activities:
Repayments under credit facility	—	(74,588)	—	—	—	(74,588)
Repayments from early retirement of senior subordinated notes	—	(89,446)	—	—	—	(89,446)
Debt issuance costs	—	(331)	—	—	—	(331)
Proceeds from equity offering	128,895	—	—	—	—	128,895
Minority capital contributions	—	280	—	—	—	280
Capital contributions	—	128,457	—	700	(129,157)	—

Net cash (used in) provided by financing activities	128,895	(35,628)	—	700	(129,157)	(35,190)

Net effect of exchange rate changes on cash and cash equivalents	—	(135)	—	146	—	11

Net (decrease) increase in cash and cash equivalents	(700)	(12,800)	(386)	(568)	—	(14,454)
Cash and cash equivalents — beginning of period	700	45,037	662	3,178	—	49,577

Cash and cash equivalents — end of period	$—	$32,237	$276	$2,610	$—	$35,123

*	Eliminations include intercompany investments and management fees

Global Cash Access Holdings, Inc. and subsidiaries
Condensed consolidating schedule —
Statement of cash flows

	Year ended December 31, 2004

				Combined
			Combined	non-
(amounts in thousands)	Parent	Issuer	guarantors	guarantors	Elimination*	Consolidated

Cash flows from operating activities:
Net income (loss)	$254,555	$254,555	$6,230	$(953)	$(259,832)	$254,555
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Amortization of financing costs	—	1,618	—	—	—	1,618
Amortization of intangibles	—	5,337	335	—	—	5,672
Depreciation	—	7,855	21	—	—	7,876
Equity (income) loss	(254,555)	(5,277)	—	—	259,832	—
Loss (gain) on sale or disposal of assets	—	179	—	—	—	179
Deferred income taxes	—	(214,121)	—	(544)	—	(214,665)
Minority ownership loss	—	(213)	—	—	—	(213)
Changes in operating assets and liabilities:
Settlement receivables	—	(9,683)	—	(132)	—	(9,815)
Receivables, other	—	7,959	(6,123)	(2,337)	(158)	(659)
Prepaid and other assets	—	(464)	—	(11)	—	(475)
Settlement liabilities	—	18,699	—	296	—	18,995
Accounts payable	—	1,887	4	142	555	2,588
Accrued expenses	—	8,571	—	985	—	9,556

	Year ended December 31, 2004

				Combined
			Combined	non-
(amounts in thousands)	Parent	Issuer	guarantors	guarantors	Elimination*	Consolidated

Net cash provided by (used in) operating activities	—	76,902	467	(2,554)	397	75,212

Cash flows from investing activities:
Purchase of property, equipment and leasehold improvements	—	(3,261)	—	—	—	(3,261)
Purchase of other intangibles	—	(1,600)	—	—	—	(1,600)
Investments in subsidiaries	—	(750)	—	—	750	—

Net cash used in investing activities	—	(5,611)	—	—	750	(4,861)

Cash flows from financing activities:
Borrowings under credit facility	—	484,087	—	—	—	484,087
Repayments under credit facility	—	(16,750)	—	—	—	(16,750)
Debt issuance costs	—	(3,000)	—	—	—	(3,000)
Minority capital contributions	—	300	—	—	—	300
Capital contributions	700	—	—	750	(1,450)	—
Redemption of membership interests and distributions to partners	—	(505,157)	—	(4,130)	700	(508,587)

Net cash used in financing activities	700	(40,520)	—	(3,380)	(750)	(43,950)

Net effect of exchange rate changes on cash and cash equivalents	—	(399)	—	549	(397)	(247)

Net decrease in cash and cash equivalents	700	30,372	467	(5,385)	—	26,154

	Year ended December 31, 2004

				Combined
			Combined	non-
(amounts in thousands)	Parent	Issuer	guarantors	guarantors	Elimination*	Consolidated

Cash and cash equivalents — beginning of period	—	14,665	195	8,563	—	23,423

Cash and cash equivalents — end of period	$700	$45,037	$662	$3,178	$—	$49,577

*	Eliminations include intercompany investments and management fees

GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2006	2005

	(Amounts in thousands,
	except par value)
	(Unaudited)
ASSETS
Cash and cash equivalents	$47,247	$35,123
Settlement receivables	23,922	60,164
Receivables, other	6,390	7,355
Prepaid and other assets	10,873	10,959
Property, equipment and leasehold improvements, net	13,632	10,579
Goodwill, net	156,755	156,756
Other intangibles, net	20,747	22,006
Deferred income taxes, net	203,713	207,476

Total assets	$483,279	$510,418

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES:
Settlement liabilities	$23,997	$59,782
Accounts payable	22,731	20,413
Accrued expenses	13,505	14,178
Borrowings	319,101	321,412

Total liabilities	379,334	415,785

COMMITMENTS AND CONTINGENCIES
MINORITY INTEREST	333	149

STOCKHOLDERS’ EQUITY
Common stock, $0.001 par value, 500,000 shares authorized and 82,185 and 81,554 shares outstanding at March 31, 2006 and December 31, 2005, respectively	82	82
Preferred stock, $0.001 par value, 50,000 shares authorized and 0 shares shares outstanding at March 31, 2006 and December 31, 2005, respectively	—	—
Additional paid in capital	130,998	128,886
Accumulated deficit	(29,247)	(36,210)
Accumulated other comprehensive income	1,779	1,726

Total stockholders’ equity	103,612	94,484

Total liabilities and stockholders’ equity	$483,279	$510,418

See notes to unaudited condensed consolidated financial statements.

GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Three Months Ended
	March 31,

	2006	2005

	(Amounts in thousands,
	except per share)
	(Unaudited)
REVENUES:
Cash advance	$67,055	$56,778
ATM	53,160	43,773
Check services	7,244	6,309
Central Credit and other revenues	2,376	2,806

Total revenues	129,835	109,666
Cost of revenues (exclusive of depreciation and amortization)	(91,351)	(72,465)
Operating expenses	(15,290)	(12,013)
Amortization	(1,502)	(1,364)
Depreciation	(1,065)	(1,952)

OPERATING INCOME	20,627	21,872

INTEREST INCOME (EXPENSE), NET
Interest income	555	451
Interest expense	(10,248)	(10,932)

Total interest income (expense), net	(9,693)	(10,481)

INCOME BEFORE INCOME TAX PROVISION AND MINORITY OWNERSHIP LOSS	10,934	11,391
INCOME TAX PROVISION	(4,007)	(4,083)

INCOME BEFORE MINORITY OWNERSHIP LOSS	6,927	7,308
MINORITY OWNERSHIP LOSS, NET OF TAX	36	32

NET INCOME	6,963	7,340
Foreign currency translation, net of tax	53	(135)

COMPREHENSIVE INCOME	$7,016	$7,205

Earnings per share
Basic	$0.09	$0.23

Diluted	$0.09	$0.10

Weighted average number of common shares outstanding
Basic	81,556	32,175
Diluted	81,556	71,699
See notes to unaudited condensed consolidated financial statements.

GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended
	March 31,

	2006	2005

	(Amounts in thousands)
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$6,963	$7,340
Adjustments to reconcile net income to cash provided by operating activities:
Amortization of financing costs	424	494
Amortization of intangibles	1,502	1,364
Depreciation	1,065	1,952
Provision for bad debts	1,500	—
Deferred income taxes	3,763	3,625
Minority ownership loss	(57)	(50)
Stock-based compensation	1,961	—
Changes in operating assets and liabilities:
Settlement receivables	36,269	7,184
Receivables, other	(498)	962
Prepaid and other assets	(226)	(2,098)
Settlement liabilities	(35,833)	(6,300)
Accounts payable	2,259	(1,513)
Accrued expenses	(2,493)	(5,187)

Net cash provided by operating activities	16,599	7,773

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, equipment and leasehold improvements	(2,252)	(2,068)
Purchase of other intangibles	(243)	(353)

Net cash used in investing activities	(2,495)	(2,421)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments under credit facility	(2,310)	(31,500)
Debt issuance costs	(105)	—
Proceeds from exercise of stock options	163	—
Minority capital contributions	240	280

Net cash used in financing activities	(2,012)	(31,220)

NET EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	$32	$11

NET INCREASE IN CASH AND CASH EQUIVALENTS	12,124	(25,857)
CASH AND CASH EQUIVALENTS — Beginning of period	35,123	49,577

CASH AND CASH EQUIVALENTS — End of period	$47,247	$23,720

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$13,008	$15,489

Cash paid for income taxes, net of refunds	$621	$1,450

Property acquired with current accounts payable	$1,864	$—

See notes to unaudited condensed consolidated financial statements.

GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

1.	BUSINESS AND BASIS OF PRESENTATION
Business — Global Cash Access Holdings, Inc. is a holding company, the principal asset of which is the capital stock of Global Cash Access, Inc. (“GCA”). Unless otherwise indicated, the terms “the Company,” “Holdings,” “we,” “us” and “our” refer to Global Cash Access Holdings, Inc. together with its consolidated subsidiaries. Holdings was formed on February 4, 2004, to hold all of the outstanding capital stock of GCA and to guarantee the obligations under GCA’s senior secured credit facilities. The accompanying condensed consolidated financial statements present the operations of the Company as-if Holdings had been in existence for all periods presented.
GCA is a financial services company that provides cash access products and services to the gaming industry. The Company’s cash access products and services allow gaming patrons to access funds through a variety of methods, including credit card cash advances, point-of-sale debit card cash advances, automated teller machine (“ATM”) withdrawals, check cashing transactions and money transfers. These services are provided to patrons at gaming establishments directly by the Company or through one of its consolidated subsidiaries. GCA’s subsidiaries are: CashCall Systems Inc. (“CashCall”), GCA Canada Inc. (“GCA Canada”), Global Cash Access (BVI), Inc. (“BVI”), Arriva Card, Inc. (“Arriva”), Global Cash Access Switzerland A.G. (“Swiss Co”) and QuikPlay, LLC (“QuikPlay”).
The Company also owns and operates one of the leading credit reporting agencies in the gaming industry, Central Credit, LLC (“Central”), and provides credit-information services and credit-reporting history on gaming patrons to various gaming establishments. Central operates in both international and domestic gaming markets.
The accompanying unaudited condensed consolidated financial statements include the accounts of Holdings and its consolidated subsidiaries: GCA, CashCall, Central, BVI, Arriva, Swiss Co, GCA Canada and QuikPlay.
Basis of Presentation — The condensed consolidated financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Some of the information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. In the opinion of management, all adjustments (which include normal recurring adjustments) necessary for a fair presentation of results for the interim periods have been made. The results for the three months ended March 31, 2006 are not necessarily indicative of results to be expected for the full fiscal year. Certain amounts in the prior period financial statements and related notes have been reclassified to conform to the 2006 presentation.
These unaudited condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements and notes thereto included within the Company’s Annual Report on Form 10-K for the year ended December 31, 2005.

GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation — The unaudited condensed consolidated financial statements presented for the three months ended March 31, 2006 and 2005 and as of December 31, 2005 include the accounts of Global Cash Access Holdings, Inc., and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.
Earnings Applicable to Common Stock — In accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 128, Earnings per Share, basic earnings per share is calculated by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflect the effect of potential common stock, which consists of convertible preferred stock, non-vested shares and assumed stock option exercises. The weighted-average number of common shares outstanding used in the computation of basic and diluted earnings per share is as follows (in thousands):

	Three Months
	Ended
	March 31,

	2006	2005

Weighted average common shares outstanding — basic	81,556	32,175
Potential dilution from conversion of preferred shares	—	39,325
Potential dilution from equity grants(1)	—	199

Weighted average common shares outstanding — diluted	81,556	71,699

(1)	The potential dilution excludes 619,747 and 0 shares of non-vested time-based restricted shares and stock options to acquire 4,119,995 and 3,046,930 shares of common stock at March 31, 2006 and March 31, 2005, respectively, as the application of the treasury stock method, as required by SFAS No. 128, makes them anti-dilutive.
Stock-Based Compensation — On January 1, 2006, the Company adopted SFAS No. 123(R), Share-Based Payment, using the modified prospective transition method. Accordingly, prior period amounts have not been restated. Prior to the adoption of SFAS No. 123(R), the Company applied Accounting Principles Board (“APB”) No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its employee stock-based compensation. Accordingly, no compensation expense was recognized because the exercise price of the stock options was equal to the market price of the stock on the date of grant.
In the first quarter of 2006, the adoption of SFAS No. 123(R) resulted in incremental stock-based compensation expense of $2.0 million. The incremental stock-based compensation expense caused income before income tax provision and minority loss to decrease by $2.0 million, net income to decrease by $1.2 million and basic and diluted earnings per share to decrease by $0.01 per share.

GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
The following table details the effect on net income and earnings per share had the compensation expense for the employee stock-based awards been recorded based on the fair value method under SFAS No. 123, Accounting for Stock-Based Compensation, in the three months ended March 31, 2005 (amounts in thousands):

Three Months
Ended
March 31,
2005

Net income, as reported	$7,340
Less: total stock-based compensation determined under fair-value based method for all awards, net of tax	(881)

Pro forma net income	$6,459

Pro forma earnings per share
Basic	$0.20

Diluted	$0.09

Pro forma weighted average number of common shares outstanding
Basic	32,175
Diluted	71,699
Recently Issued Accounting Pronouncements — In February 2006, the Financial Accounting Standards Board (FASB) SFAS No. 155, Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140. The provisions of SFAS No. 155 are effective for all financial instruments acquired or issued after the beginning of the first fiscal year after September 15, 2006. SFAS No. 155 will be effective for the company beginning in the first quarter of 2007. This pronouncement primarily resolves certain issues addressed in the implementation of SFAS No. 133,Accounting for Derivative Instruments and Hedging Activities, concerning beneficial interests in securitized financial assets. The Statement is effective for all financial instruments acquired, issued, or subject to a remeasurement event occurring after the beginning of the 2007 fiscal year. The Company is evaluating any future effect of this pronouncement.

3.	ATM FUNDING AGREEMENTS
Bank of America Amended Treasury Services Agreement — On March 8, 2004, the Company entered into an Amendment of the Treasury Services Agreement with Bank of America, N.A. that allowed for the Company to utilize up to $300 million in funds owned by Bank of America to provide the currency needed for normal operating requirements for all the Company’s ATMs. For use of these funds, GCA pays Bank of America a cash usage fee equal to the average daily balance of funds utilized multiplied by the one-month LIBOR rate plus 25 basis points. The cash usage fee is included within interest expense in the unaudited condensed consolidated statements of income. The cash usage interest rate in effect at March 31, 2006 was 5.1%. The Company is required to maintain insurance to protect the Company and Bank of America from the risk of loss of cash utilized in the ATMs. The Company is self-insured related to this risk. For the year ended December 31, 2005 and the three months ended March 31, 2006, the Company had incurred no losses related to this self insurance.
Site Funded ATMs — GCA operates some ATMs at customer locations where the customer provides the cash required for ATM operational needs. GCA is required to reimburse the

GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
customer for the amount of cash dispensed from these site-funded ATMs. As of March 31, 2006 and December 31, 2005, GCA operated 244 and 203 ATMs, respectively, that were site funded.

4.	COMMITMENTS AND CONTINGENCIES

Litigation Claims and Assessments
Canadian Goods and Services Tax (“GST”) — In April 2004, CashCall was notified through one of its customers that the Canadian Revenue Agency (“CRA”) Appeals Division had taken a position, on audit of the customer’s two locations, that the customer was liable for GST tax on commissions it received in connection with the cash advance services provided by CashCall. The CRA’s position is disputed by both CashCall and the customer based upon their interpretation of the Canadian Excise Tax Act (“ETA”).
In December 2004, the Company paid the amount requested related to the customer, and the customer remitted the tax to the CRA. In February 2005, the Company filed a refund claim for taxes paid in error with CRA. This claim was denied as expected, and the Company is currently defending the rebate claim.
The Company believes the transactions performed in Canada are financial services transactions specifically exempted by the ETA and therefore not GST taxable. As the Company has paid these obligations and as there is uncertainty related to the ability to recover these amounts through the refund claim and appeals process, the Company deemed it appropriate to expense this payment and accrue a liability related to future payments for this customer.
Accordingly, in the three months ended March 31, 2006 and 2005, the Company has recorded $23 thousand and $26 thousand, respectively, in operating expenses related to this potential tax exposure in the accompanying consolidated income statements.
Patent Infringement Litigation — On October 22, 2004, we and USA Payments, as co-plaintiffs, filed a complaint in United States District Court, District of Nevada against U.S. Bancorp d/b/a U.S. Bank, Certegy Inc., Certegy Check Services, Inc., Game Financial Corporation and GameCash, Inc. alleging the infringement of the patented “3-in-1 rollover” functionality. In this litigation, we are seeking an injunction against future infringement of the patent and recovery of damages as a result of past infringement of the patent. In its response, the defendants have denied infringement and have asserted patent invalidity. In addition, the defendants have asserted various antitrust and unfair competition counterclaims.
Compliance Letters from MasterCard International, Inc. and Visa USA — In the normal course of business, the Company routinely receives letters from MasterCard International, Inc. and Visa USA (the “Associations”) regarding non-compliance with various aspects of the respective Associations bylaws and regulations as they relate to transaction processing. The Company is periodically involved in discussions with its sponsoring bank and the Associations to resolve these issues. It is the opinion of management that all of the issues raised by the Associations will be resolved in the normal course of business and related changes to the bankcard transaction processing, if any, will not result in material adverse impact to the financial results of the Company.

GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
The Company is threatened with or named as a defendant in various lawsuits in the ordinary course of business. It is not possible to determine the ultimate disposition of these matters; however, management is of the opinion that the final resolution of any threatened or pending litigation is not likely to have a material adverse effect on the financial position, results of operations or cash flows of the Company.

Registration Agreement
The Company and some of its stockholders are party to a Registration Agreement. The Registration Agreement provides the stockholders with rights to cause the Company to register their shares of Common Stock on a registration statement filed with the Securities and Exchange Commission. Under the terms of this agreement, some holders of registration rights may require the Company to file a registration statement under the Securities Act at the Company’s expense with respect to their shares of Common Stock. Under this agreement, the Company has agreed to bear all registration expenses (other than underwriting discounts and commissions and fees), and specific fees and disbursements of counsel of the holders of registration rights. The Company has agreed to indemnify the holders of registration rights against specific liabilities under the Securities Act.

Arriva Origination Commitments
Arriva entered into separate agreements with CIT Bank and with Fiserv Solutions, Inc., all of which are effective as of March 2006, related to the issuance, underwriting and processing of the private label credit card we are expecting, through Arriva, to commence providing later in 2006. Under the terms of the agreements with CIT Bank, Arriva is committed to pay CIT Bank for $0.2 million of consumer origination transactions and $0.1 million in other operating expenses during the first 18 months of the term. After meeting these commitments, Arriva may cancel these agreements during the first 18 months of the term without any additional penalty. Under the terms of the agreement with Fiserv Solutions, Inc., Arriva is also committed to pay $0.5 million in termination fees to Fiserv Solutions, Inc. if the arrangement is terminated during the first 18 months of the term.

5.	BORROWINGS
Senior Secured Credit Facility — In April 2005, GCA and Holdings entered into an Amended and Restated Credit Facility (the “Amended Credit Facility”). Borrowings under the Amended Credit Facility bear interest, at the Company’s option, at either i) a base rate plus an applicable margin or ii) LIBOR plus an applicable margin. In January 2006, the Company received a credit rating upgrade and had reduced the overall leverage ratio to qualify for a decrease of the applicable margin applied to the borrowings under the term loan portion and the revolving portion of the Amended Credit Facility. Beginning April 2006, the applicable margin for LIBOR loans was reduced from 2.25% to 1.75% while the applicable margin for base rate loans was reduced from 1.25% to 0.75%.
In the three months ended March 31, 2006, the Company made repayments of $2.3 million on the term loan, and the interest rate in effect at March 31, 2006 was 7.08%. In addition to scheduled quarterly principal repayments and based upon the Company’s leverage ratio at

GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2005, GCA is required to make an annual repayment of 50% of the excess cash flow as defined in the Amended Credit Facility. As our additional voluntary prepayments in 2005 exceeded our required excess cash flow payment for 2005, no excess cash flow payment was required in the three months ended March 31, 2006.
Under the terms of our Amended Credit Facility we are required to maintain financial covenants related to our leverage ratio, senior leverage ratio and fixed charge cover ratio. Additionally, we have a covenant related to our allowable capital expenditures. The Company believes it was in compliance with all of its debt covenants as of March 31, 2006.
As of March 31, 2006, the Company had $3.1 million in letters of credit issued and outstanding, which reduced amounts available under the revolving portion of the Amended Credit Facility.

6.	BENEFIT PLANS
Stock Options — The Company has issued stock options to directors, officers and key employees under the 2005 Stock Incentive Plan (the “2005 Plan”). Generally, options under the 2005 Plan (other than those granted to non-employee directors) will vest at a rate of 25% of the shares underlying the option after one year and the remaining shares vest in equal portions over the following 36 months, such that all shares are vested after four years. Stock options are issued at the current market price on the date of grant, with a contractual term of 10 years. The grant date fair value is calculated using the Black-Scholes option valuation model. In addition to the 2005 Plan, the Company has granted our Chief Financial Officer options to acquire 722,215 shares of common stock as part of his employment agreement in 2004. The terms of these options are similar to those found in the 2005 Plan.
The fair value of the options granted during the three months ended March 31, 2006 and 2005 were estimated using the following weighted average assumptions:

	Three Months
	Ended
	March 31,

	2006	2005

Expected dividend yield	0.0%	0.0%
Expected volatility	50.0%	50.0%
Risk-free interest rate	4.5%	3.7%
Expected life of stock options (in years)	6.3	6.0
The expected life (estimated period of time outstanding) of options granted was estimated using the expected exercise behavior of employees.
The expected volatility was based on an estimate of the volatility for similar companies within our industry that had recently gone through the initial public offering process. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant.

GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
A summary of award activity under the Company’s stock option plans as of March 31, 2006 and changes during the three month period is as follows:

		Weighted	Weighted
		Average	Average
		Exercise	Life	Aggregate
	Options	Prices	Remaining	Intrinsic Value

				(In thousands)
Outstanding — December 31, 2005	4,079,145	$12.94
Granted	55,000	15.79
Exercised	(11,650)	13.99
Forfieted	(2,500)	13.99

Outstanding — March 31, 2006	4,119,995	$12.97	8.8 years	$27,871

Exercisable — March 31, 2006	1,148,690	$12.43	8.7 years	$7,447

The weighted-average grant-date fair value of options granted during the three months ended March 31, 2006 and 2005 was $8.56 and $7.27, respectively.
We received $0.2 million and $0 in cash from the exercise of stock options during the three months ended March 31, 2006 and 2005, respectively. The total intrinsic value of options exercised during the three months ended March 31, 2006 and 2005 was $0.1 million and $0, respectively. As of March 31, 2006, there was $18.7 million in unrecognized compensation expense related to options expected to vest. That cost is expected to be recognized on a straight-line basis over a weighted average period of 2.7 years.
Restricted Stock — In March 2006, the Company awarded 619,747 shares of time-based restricted common stock to employees. These shares will vest over a period of four years. A summary of non-vested share awards for the Company’s time-based restricted shares as of March 31, 2006 and changes during the three month period is as follows:

Shares
Outstanding

Balance — December 31, 2005	—
Granted	619,747
Vested	—
Forfieted	—

Balance — March 31, 2006	619,747

There were no time-based restricted shares vested during the three months ended March 31, 2006 or 2005. As of March 31, 2006, there was $9.6 million in unrecognized compensation expense related to time-based restricted shares expected to vest. That cost is expected to be recognized on a straight-line basis over a weighted average period of 3.8 years.

7.	RELATED PARTY TRANSACTIONS
M&C International (“M&C”) is the owner of approximately 29.9% of the outstanding equity interests of Holdings. An affiliate of Bank of America Corporation owns approximately 3.8% of the equity interests of Holdings.

GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
The Company made payments for software development costs and system maintenance to Infonox on the Web (“Infonox”) pursuant to agreements with Infonox. At the time we entered into these agreements and during the periods presented, Infonox was controlled by the principals of M&C and family members of one of our directors. These family members now own approximately 60% of the ownership interests, and hold two of the three director seats, of Infonox. The software development costs are capitalized and reflected in intangible assets in the unaudited condensed consolidated balance sheets and the system maintenance is classified in operating expenses in the unaudited condensed consolidated statements of income.
The Company obtains transaction processing services from USA Payments, a company controlled by the principals of M&C, pursuant to the Amended and Restated Agreement for Electronic Payment Processing. Under terms of this agreement, GCA pays a fee to USA Payments for transaction processing services, which is reflected in cost of revenues (exclusive of depreciation and amortization), and pays other directly identifiable operating expenses that are included within operating expenses in the unaudited condensed consolidated statements of income. Pursuant to this agreement, GCA is obligated to pay USA Payments a fixed monthly processing fee and transaction fees totaling $2.3 million annually through the termination of this agreement in March 2014. Additionally, we reimburse USA Payments for invoices related mainly to gateway fees and other processing charges incurred on behalf of the Company from unrelated third parties; these expenses are also classified as part of cost of revenues (exclusive of depreciation and amortization).
The Company uses Bank of America, N.A., an affiliate of Bank of America Corporation, for general corporate banking purposes and is charged monthly servicing fees for these services, which are included in operating expenses. In connection with the Amendment of the Treasury Services Agreement, GCA obtains cash for our ATMs from Bank of America, N.A. The fees paid to Bank of America for the preparation of the cash used in our ATMs is included within operating expenses, while the cash usage fee is included as part of interest expense.
In April 2005, Banc of America Securities LLC, an affiliate of Bank of America Corporation, acted as financial advisor to the Company in connection with the Amended Credit Facility. As a fee for those services, we are obligated to pay Banc of America Securities 50% of the difference between the interest expense we pay under the Amended Credit Facility and what we would have paid under the prior credit facility. Our obligation to pay this fee ends in April 2006. During the three months ended March 31, 2006, the Company incurred $0.1 million in fees related to the financial advisory services provided by Banc of America Securities LLC.

GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
The following table represents the transactions with related parties for the three months ended March 31, 2006 and 2005 (amounts in thousands):

		Three Months
		Ended
		March 31,
Name of
Related Party	Description of Transaction	2006	2005

M&C Affiliates:
Infonox on the Web	Software development costs and maintenance expense	$412	$440
USA Payments	Transaction processing charges	853	714
USA Payments	Pass through billing related to gateway fees,
	telecom and other items	275	294
Bank of America, N.A.:
Bank of America, N.A.	Bank fees and cash preparation fees for cash
	accounts maintained	401	435
Bank of America, N.A.	Cash usage fee	$3,527	$1,982
The following table details the amounts due from (to) these related parties that are recorded as part of receivables, other, accounts payable and accrued expenses in the unaudited condensed consolidated balance sheets (amounts in thousands):

	March 31,	December 31,
	2006	2005

M&C and related companies	$31	$11
Bank of America, N.A.	28	3

Total included within receivables, other	$59	$14

USA Payments	$(386)	$(345)
Infonox on the Web	(128)	(171)
Bank of America, N.A.	(192)	(150)

Total included within accounts payable and accrued expenses	$(706)	$(666)

8.	SEGMENT INFORMATION
Operating segments as defined by SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision-making group consists of the Chief Executive Officer and Chief Financial Officer. The operating segments are reviewed separately because each represents products that can be, and often are, marketed and sold separately to our customers.
The Company operates in four distinct business segments: cash advance, ATM, check services and credit reporting services. These segments are monitored separately by management for performance against its internal forecast and are consistent with the Company’s internal management reporting.

GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Other lines of business, none of which exceed the established materiality for segment reporting, include Western Union, direct marketing and QuikPlay, among others.
The Company’s business is predominantly domestic, with no specific regional concentrations.
Major customers — On June 13, 2005, our largest customer, Harrah’s Entertainment, Inc. (“Harrah’s”) completed its acquisition of Caesars Entertainment, Inc. (“Caesars”), another customer of ours. For the three months ended March 31, 2006 and 2005, the combined revenues from all segments for this customer, assuming it had been combined for all periods presented, would have been approximately $23.0 million and $21.0 million, respectively representing 17.7% and 19.1% of the Company’s total consolidated revenues, respectively. On a historical basis, the combined revenues from all segments for Harrah’s for the three months ended March 31, 2005 was $12.6 million representing 11.5% of the Company’s total consolidated revenues.
The accounting policies of the operating segments are generally the same as those described in the summary of significant accounting policies. The tables below present the results of operations for the three months ended March 31, 2006 and 2005 and total assets by operating segment as of March 31, 2006 and December 31, 2005 (amounts in thousands):

	Cash		Check	Credit
	Advance	ATM	Services	Reporting	Other	Total

Three Months Ended March 31, 2006
Revenues	$67,055	$53,160	$7,244	$2,075	$301	$129,835
Depreciation and amortization	(972)	(1,456)	(9)	(20)	(110)	(2,567)
Operating income (loss)	10,253	7,183	2,531	1,075	(415)	20,627
Interest income	555	—	—	—	—	555
Interest expense	(3,471)	(6,279)	(375)	(107)	(16)	(10,248)
Income taxes	(2,701)	(339)	(790)	(355)	178	(4,007)
Minority ownership loss	—	—	—	—	36	36
Net income (loss)	$4,636	$565	$1,366	$613	$(217)	$6,963
Three Months Ended March 31, 2005
Revenues	$56,778	$43,773	$6,309	$2,354	$452	$109,666
Depreciation and amortization	(1,182)	(2,001)	(9)	(3)	(121)	(3,316)
Operating income	11,310	6,804	2,351	1,292	115	21,872
Interest income	451	—	—	—	—	451
Interest expense	(4,634)	(5,554)	(515)	(192)	(37)	(10,932)
Income taxes	(2,566)	(450)	(661)	(396)	(10)	(4,083)
Minority ownership loss	—	—	—	—	32	32
Net income	$4,561	$800	$1,175	$704	$100	$7,340

GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	March 31,	December 31,
Total Assets	2006	2005

Cash advance	$298,606	$320,688
ATM	138,573	142,626
Check services	2,518	3,886
Credit reporting	43,551	43,162
Other	31	56

Total assets	$483,279	$510,418

9.	SUBSEQUENT EVENTS

Money Transmitter Licenses
GCA does not hold any money transmitter licenses, but currently issues negotiable instruments as an agent of Integrated Payment Systems Inc. and Integrated Payment Systems Canada, Inc. (“IPS”), who holds the money transmitter licenses. In January 2006, GCA was notified that IPS would not be renewing the existing contract that expires on March 31, 2006. In March 2006, GCA entered into a transition agreement with IPS that extends the terms of the existing agreement until September 2006. On May 10, 2006, GCA and CashCall extended their agreement with IPS until December 31, 2006. GCA is considering obtaining money transmitter licenses for each of the states in which it currently has operations.

Registration Statement
On May 11, 2006, the Company filed a Registration Statement on Form S-1 covering a proposed offering of up to 11,960,000 shares of common stock to be sold by stockholders, with no shares to be sold by the Company.

10.	GUARANTOR INFORMATION
In March 2004, GCA issued $235 million in aggregate principal amount of 8 3/4 % senior subordinated notes due 2012 (the “Notes”). The Notes are guaranteed by all of GCA’s existing domestic 100% owned subsidiaries. In addition, effective upon the closing of the Company’s initial public offering of common stock, Holdings guaranteed, on a subordinated basis, GCA’s obligations under the Notes. These guarantees are full, unconditional, joint and several. CashCall, GCA Canada, BVI and Swiss Co, which are wholly owned non-domestic subsidiaries, and QuikPlay, which is a consolidated joint venture, do not guaranty the Notes. The following consolidating schedules present separate unaudited condensed financial statement information on a combined basis for the parent only, the issuer, as well as the Company’s guarantor subsidiaries and non-guarantor subsidiaries and affiliate, as of March 31, 2006 and December 31, 2005, and for the three months ended March 31, 2006 and 2005.

GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING SCHEDULE — BALANCE SHEET INFORMATION
MARCH 31, 2006

				Combined
			Combined	Non-	Elimination
	Parent	Issuer	Guarantors	Guarantors	Entries*	Consolidated

	(Amounts in thousands)
	(Unaudited)
ASSETS
Cash and cash equivalents	$—	$43,531	$45	$3,671	$—	$47,247
Settlement receivables	—	23,429	—	493	—	23,922
Receivables, other	10	7,709	24,891	250	(26,470)	6,390
Prepaid and other assets	—	10,865	4	4	—	10,873
Investment in subsidiaries	138,026	69,117	—	—	(207,143)	—
Property, equipment and leasehold improvements, net	—	13,505	21	106	—	13,632
Goodwill, net	—	116,574	39,470	711	—	156,755
Other intangibles, net	—	20,417	183	147	—	20,747
Deferred income taxes, net	—	203,713	—	—	—	203,713

TOTAL	$138,036	$508,860	$64,614	$5,382	$(233,613)	$483,279

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
LIABILITIES:
Settlement liabilities	$—	$23,641	$—	$356	$—	$23,997
Accounts payable	—	22,524	14	193	—	22,731
Accrued expenses	—	42,862	316	—	(29,673)	13,505
Borrowings	—	319,101	—	—	—	319,101

Total liabilities	—	408,128	330	549	(29,673)	379,334

COMMITMENTS AND CONTINGENCIES
MINORITY INTEREST	—	333	—	—	—	333
STOCKHOLDERS’ EQUITY	138,036	100,399	64,284	4,833	(203,940)	103,612

TOTAL	$138,036	$508,860	$64,614	$5,382	$(233,613)	$483,279

*	Eliminations include intercompany investments and management fees

GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING SCHEDULE — BALANCE SHEET INFORMATION
DECEMBER 31, 2005

				Combined
			Combined	Non-	Elimination
	Parent	Issuer	Guarantors	Guarantors	Entries*	Consolidated

	(Amounts in thousands)
	(Unaudited)
ASSETS
Cash and cash equivalents	$—	$32,237	$276	$2,610	$—	$35,123
Settlement receivables	—	59,236	—	928	—	60,164
Receivables, other	—	136,213	22,737	37	(151,632)	7,355
Prepaid and other assets	—	10,946	1	12	—	10,959
Investment in subsidiaries	223,378	66,707	—	—	(290,085)	—
Property, equipment and leasehold improvements, net	—	10,485	3	91	—	10,579
Goodwill, net	—	116,574	39,471	711	—	156,756
Other intangibles, net	—	21,714	128	164	—	22,006
Deferred income taxes, net	—	207,476	—	—	—	207,476

TOTAL	$223,378	$661,588	$62,616	$4,553	$(441,717)	$510,418

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES:
Settlement liabilities	$—	$59,017	$—	$765	$—	$59,782
Accounts payable	—	20,103	70	240	—	20,413
Accrued expenses	—	37,529	58	(671)	(22,738)	14,178
Borrowings	—	321,412	—	—	—	321,412

Total liabilities	—	438,061	128	334	(22,738)	415,785

COMMITMENTS AND CONTINGENCIES MINORITY INTEREST	—	149	—	—	—	149
STOCKHOLDERS’ EQUITY	223,378	223,378	62,488	4,219	(418,979)	94,484

TOTAL	$223,378	$661,588	$62,616	$4,553	$(441,717)	$510,418

*	Eliminations include intercompany investments and management fees

GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING SCHEDULE — STATEMENT OF INCOME INFORMATION
THREE MONTHS ENDED MARCH 31, 2006

				Combined
			Combined	Non-
	Parent	Issuer	Guarantors	Guarantors	Eliminations*	Consolidated

	(Amounts in thousands)
	(Unaudited)
REVENUES:
Cash advance	$—	$65,774	$—	$1,281	$—	$67,055
ATM	—	53,160	—	—	—	53,160
Check services	—	4,913	2,331	—	—	7,244
Central Credit and other revenues	7,028	2,345	2,075	23	(9,095)	2,376

Total revenues	7,028	126,192	4,406	1,304	(9,095)	129,835
Cost of revenues (exclusive of depreciation and amortization)	—	(89,000)	(1,565)	(786)	—	(91,351)
Operating expenses	—	(13,974)	(1,028)	(439)	151	(15,290)
Amortization	—	(1,468)	(17)	(17)	—	(1,502)
Depreciation	—	(1,054)	(1)	(10)	—	(1,065)

OPERATING INCOME	7,028	20,696	1,795	52	(8,944)	20,627

INTEREST INCOME (EXPENSE), NET
Interest income	—	527	—	28	—	555
Interest expense	—	(10,248)	—	—	—	(10,248)

Total interest income (expense), net	—	(9,721)	—	28	—	(9,693)

INCOME BEFORE INCOME TAX PROVISION AND MINORITY OWNERSHIP LOSS	7,028	10,975	1,795	80	(8,944)	10,934
INCOME TAX PROVISION	—	(3,949)	—	(58)	—	(4,007)

INCOME BEFORE MINORITY OWNERSHIP LOSS	7,028	7,026	1,795	22	(8,944)	6,927
MINORITY OWNERSHIP LOSS, NET OF TAX	—	36	—	—	—	36

NET INCOME	$7,028	$7,062	$1,795	$22	$(8,944)	$6,963

*	Eliminations include earnings on subsidiaries and management fees

GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING SCHEDULE — STATEMENT OF INCOME INFORMATION
THREE MONTHS ENDED MARCH 31, 2005

				Combined
			Combined	Non-
	Parent	Issuer	Guarantors	Guarantors	Eliminations*	Consolidated

	(Amounts in thousands)
	(Unaudited)
REVENUES:
Cash advance	$—	$55,584	$—	$1,194	$—	$56,778
ATM	—	43,773	—	—	—	43,773
Check services	—	6,217	92	—	—	6,309
Central Credit and other revenues	7,340	1,924	2,354	21	(8,833)	2,806

Total revenues	7,340	107,498	2,446	1,215	(8,833)	109,666
Cost of revenues (exclusive of depreciation and amortization)	—	(71,648)	(50)	(767)	—	(72,465)
Operating expenses	—	(10,785)	(1,040)	(312)	124	(12,013)
Amortization	—	(1,324)	(40)	—	—	(1,364)
Depreciation	—	(1,949)	—	(3)	—	(1,952)

OPERATING INCOME	7,340	21,792	1,316	133	(8,709)	21,872

INTEREST INCOME (EXPENSE), NET
Interest income	—	427	—	24	—	451
Interest expense	—	(10,932)	—	—	—	(10,932)

Total interest income (expense), net	—	(10,505)	—	24	—	(10,481)

INCOME BEFORE INCOME TAX PROVISION AND MINORITY OWNERSHIP LOSS	7,340	11,287	1,316	157	(8,709)	11,391
INCOME TAX PROVISION	—	(3,979)	—	(104)	—	(4,083)

INCOME BEFORE MINORITY OWNERSHIP LOSS, NET OF TAX	7,340	7,308	1,316	53	(8,709)	7,308
MINORITY OWNERSHIP LOSS, NET OF TAX	—	32	—	—	—	32

NET INCOME	$7,340	$7,340	$1,316	$53	$(8,709)	$7,340

*	Eliminations include earnings on subsidiaries and management fees

GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING SCHEDULE — STATEMENT OF CASH FLOWS
THREE MONTHS ENDED MARCH 31, 2006

				Combined
			Combined	Non-
	Parent	Issuer	Guarantors	Guarantors	Eliminations*	Consolidated

	(Amounts in thousands)
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$7,028	$7,062	$1,795	$22	$(8,944)	$6,963
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Amortization of financing costs	—	424	—	—	—	424
Amortization of intangibles	—	1,468	17	17	—	1,502
Depreciation	—	1,054	1	10	—	1,065
Write-off of bad debt	—	—	1,500	—	—	1,500
Deferred income taxes	—	3,763	—	—	—	3,763
Equity income in subsidiaries	(7,028)	(1,916)	—	—	8,944	—
Minority ownership loss	—	(57)	—	—	—	(57)
Stock-based compensation	—	1,961	—	—	—	1,961
Changes in operating assets and liabilities:
Settlement receivables	—	35,833	—	436	—	36,269
Receivables, other	—	(2,767)	(3,655)	273	5,651	(498)
Prepaid and other assets	—	(231)	(2)	7	—	(226)
Settlement liabilities	—	(35,423)	—	(410)	—	(35,833)
Accounts payable	—	2,362	(55)	(48)	—	2,259
Accrued expenses	—	2,714	258	186	(5,651)	(2,493)

Net cash provided by (used in) operating activities	—	16,247	(141)	493	—	16,599

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, equipment and leasehold improvements	$—	$(2,208)	$(19)	$(25)	$—	$(2,252)
Purchase of other intangibles	—	(172)	(71)	—	—	(243)
Investments in subsidiaries	(163)	(360)	—	—	523	—

Net cash used in investing activities	(163)	(2,740)	(90)	(25)	523	(2,495)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments under credit facility	—	(2,310)	—	—	—	(2,310)
Debt issuance costs	—	(105)	—	—	—	(105)
Proceeds from equity offering	—	—	—	—	—	—
Exercise of stock options	163	—	—	—	—	163
Minority capital contributions	—	—	—	—	240	240
Capital contributions	—	163	—	600	(763)	—

Net cash (used in) provided by financing activities	163	(2,252)	—	600	(523)	(2,012)

NET EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	—	39	—	(7)	—	32

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	—	11,294	(231)	1,061	—	12,124
CASH AND CASH EQUIVALENTS — Beginning of period	—	32,237	276	2,610	—	35,123

CASH AND CASH EQUIVALENTS — End of period	$—	$43,531	$45	$3,671	$—	$47,247

*	Eliminations include intercompany investments and management fees

GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
GLOBAL CASH ACCESS HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING SCHEDULE — STATEMENT OF CASH FLOWS
THREE MONTHS ENDED MARCH 31, 2005

				Combined
			Combined	Non-
	Parent	Issuer	Guarantors	Guarantors	Eliminations*	Consolidated

	(Amounts in thousands)
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$7,340	$7,340	$1,316	$53	$(8,709)	$7,340
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Amortization of financing costs	—	494	—	—	—	494
Amortization of intangibles	—	1,324	40	—	—	1,364
Depreciation	—	1,949	—	3	—	1,952
Deferred income taxes	—	3,625	—	—	—	3,625
Equity loss in subsidiaries	(7,340)	(1,369)	—	—	8,709	—
Minority ownership loss	—	(50)	—	—	—	(50)
Changes in operating assets and liabilities:
Settlement receivables	—	6,947	—	237	—	7,184
Receivables, other	—	(476)	(2,001)	3	3,436	962
Prepaid and other assets	—	(2,101)	(4)	7	—	(2,098)
Settlement liabilities	—	(5,938)	—	(362)	—	(6,300)
Accounts payable	—	(1,816)	389	(86)	—	(1,513)
Accrued expenses	—	(1,964)	31	182	(3,436)	(5,187)

Net cash provided by (used in) operating activities	—	7,965	(229)	37	—	7,773

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, equipment and leasehold improvements	—	(2,016)	(4)	(48)	—	(2,068)
Purchase of other intangibles	—	(90)	(183)	(80)	—	(353)
Investments in subsidiaries	(700)	(700)	—	—	1,400	—

Net cash used in investing activities	(700)	(2,806)	(187)	(128)	1,400	(2,421)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments under credit facility	$—	$(31,500)	$—	$—	$—	$(31,500)
Minority capital contributions	—	280	—	—	—	280
Capital contributions	—	700	—	700	(1,400)	—

Net cash (used in) provided by financing activities	—	(30,520)	—	700	(1,400)	(31,220)

NET EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	—	45	—	(34)	—	11

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(700)	(25,316)	(416)	575	—	(25,857)
CASH AND CASH EQUIVALENTS — Beginning of period	700	45,037	662	3,178	—	49,577

CASH AND CASH EQUIVALENTS — End of period	$—	$19,721	$246	$3,753	$—	$23,720

*	Eliminations include intercompany investments and management fees

10,400,000 shares
Common stock
Prospectus
JPMorgan

Bear, Stearns & Co. Inc.	Cowen and Company	Deutsche Bank Securities

Banc of America Securities LLC	Citigroup	Wachovia Securities
May 25, 2006
You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, common shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common shares.
No action is being taken in any jurisdiction outside the United States to permit a public offering of the common shares or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.